Form 10-K, Exhibit 13
period 1995-12-31
NOONEY REALTY TRUST INC
filed 1996-03-29
CIK 748580

                                        =======================================
                                        NOONEY
                                        ---------------------------------------
                                        REALTY
                                        ---------------------------------------
                                        TRUST
                                        =======================================
                                        A Real Estate Investment Trust



                                  1995
                                  ANNUAL
                                  REPORT

[LOGO]


                            NOONEY REALTY TRUST, INC.

                               1995 ANNUAL REPORT

Contents                                                                   Page
--------                                                                   ----

Financial .............................................................  Inside
                                                                    Front Cover

The Trust
 .......................................................................       1

Market Information ....................................................       1

Dividends .............................................................       1

Letter to Shareholders ................................................       2

Management's Discussion and Analysis of Financial Condition and Results
  of Operations .......................................................       3

Financial Statements and Notes ........................................       7

Directors and Officers ................................................      15

Shareholder Information ...............................................      16

                         ------------------------------

                                            FINANCIAL HIGHLIGHTS
                                                           Year ended December 31,
-------------------------------------------------------------------------------------------------------
For the year:                              1995         1994          1993         1992         1991
-------------                          -----------  ------------  -----------  -----------  -----------
                                                 (Not covered by independent auditors' report)


Rental income........................  $ 2,861,293  $ 2,719,324   $ 2,761,766  $ 2,934,178  $ 2,885,496

Net income...........................      185,597       42,217       163,001      284,994      368,040
  Per share..........................          .21          .05           .19          .33          .42

Funds from operations <F1>............     906,637      749,211       880,578      937,937      991,239
  Per share..........................         1.05          .86          1.02         1.08         1.14

Distributions declared...............      563,307      424,646       433,312      528,641      571,972
  Per share..........................          .65          .49           .50          .61          .66

    Paid in current year:
      Taxable to shareholders........          .31          .22           .24          .51          .36
      Return of capital..............          .34          .37           .16          .10          .30
      Declared 1993, paid in January
        1994.........................                      (.10)          .10

At year end:
------------

Total assets.........................  $16,009,017  $16,504,068   $16,761,085  $17,094,706  $17,326,683
Investment property, net.............   14,811,351   15,219,284    15,605,700   16,035,756   16,408,584
Mortgage notes payable...............    4,912,421    4,988,006     4,844,598    4,915,369    4,979,751
Shareholders' equity.................   10,721,216   11,098,926    11,481,355   11,751,666   11,995,313
Number of shares outstanding.........      866,624      866,624       866,624      866,624      866,624

---------------

<F1> Represents net income adjusted for depreciation and amortization.

             See Management's Discussion and Analysis for discussion of comparability of items.

The Trust

     Nooney Realty Trust, Inc. is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust has invested in three properties: The Atrium at Alpha Business Center, an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building, an office building in Omaha, Nebraska; and the Franklin Park Distribution Center, a warehouse and distribution facility in suburban Chicago, Illinois. Since 1985 the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.


Market Information

     The Company's common stock trades on The Nasdaq Stock Market under the symbol NRTI. The Nasdaq high and low prices for the shares during 1994 and 1995 were as follows:

                                                             High   Low
                                                             -----  -----
     1994
       First Quarter.......................................  $6.75  $4.75
       Second Quarter......................................  $6.00  $5.00
       Third Quarter.......................................  $7.50  $5.75
       Fourth Quarter......................................  $7.50  $6.00

     1995
       First Quarter.......................................  $7.50  $6.25
       Second Quarter......................................  $7.00  $6.50
       Third Quarter.......................................  $9.50  $6.75
       Fourth Quarter......................................  $8.00  $7.00

     As of February 1, 1996, there were 827 shareholders of record.


Dividends

  The following cash dividends were paid to shareholders during 1994 and 1995:

                                     1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.
                                     ---------  ---------  ---------  ---------

1994...............................  $.20 <F1>  $.12       $.12       $.15
1995...............................  $.15       $.15       $.17       $.18

---------------
<F1> Includes bonus dividend of $.10 per share

March 15, 1996

To Our Shareholders:

     For the fiscal year ended December 31, 1995, the Trust's earnings were $185,597 or $.21 per share, an increase of $143,380 or $.16 per share when compared to fiscal year 1994. Funds from operations, which adds depreciation and amortization to net income computed in accordance with generally accepted accounting principals, were $906,637 or $1.05 per share for the year ended December 31, 1995. Funds from operations increased $157,426 or $.18 per share when compared to fiscal year 1994.

     With the increase in funds from operations, the Trust was able to increase its dividends ten percent (10%) during 1995. In 1995, the Trust paid $563,307 or $.65 per share in dividends. At its last quarterly director's meeting on February 14, 1996, the Trust increased its quarterly dividend from $.18 per share to $.20 per share and, provided operations continue as expected, should be able to maintain this level throughout 1996, for a total of $.80 per share for the year.

     As stated above, the operations of the Trust's properties improved in 1995. The improved operating results are attributable to the Trust's ability to maintain a high level of occupancy at the Atrium at Alpha and the renewal of a major tenant's lease at Franklin Park Distribution Center effective January 1, 1995, at an increase in rent. Another factor contributing to the improved operating results related to the Trust's ability to maintain operating expenses relatively flat when compared to fiscal year 1994.

     Occupancy at both Franklin Park Distribution Center and The Applied Communications Inc. Building continues at 100%. At the Atrium at Alpha, through the net leasing of 3,980 square feet, occupancy improved to 98% by December 31, 1995. During 1996, 30,000 square feet of leases expire, 57% of which is one tenant. Management expects to renew or re-lease all of this space at higher rent levels.

     During 1995 the real estate investment market continued to improve and is expected to continue this improvement throughout the next several years. The improvement in the market is evidenced by the ability to maintain high occupancy levels at each of the Trust's properties. Management believes this trend should increase the value of the Trust's properties in the future. As a result, the Board of Directors has again determined that it is premature to consider selling the properties and liquidating the Trust at this time. This policy is reviewed by management and the Board of Directors on a quarterly basis. Management will continue to manage the properties aggressively to produce the maximum dividend possible.

                                       Sincerely,

                                       NOONEY REALTY TRUST, INC.

                                       /s/ Gregory J. Nooney, Jr.

                                       GREGORY J. NOONEY, JR.
                                       Chairman of the Board

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

  Cash reserves on hand as of December 31, 1995, were $517,317, a decrease of $84,287 from year ended December 31, 1994. The decrease in cash is attributable to an increase in dividend payout in 1995 along with the receipt of refinancing proceeds in 1994 which artificially inflated the cash reserves at December 31, 1994. Though cash reserves have decreased from December 31, 1994, the Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 1996. The anticipated capital expenditures by property are as follows:

                                          Other        Leasing
                                         Capital       Capital         Total
                                       ------------  ------------  ------------

Atrium at Alpha......................  $ 33,000      $126,821      $159,821
Franklin Park Dist. Center...........    25,000             0        25,000
Applied Communications Inc. Bldg.....         0             0             0
                                       ------------  ------------  ------------
                                       $ 58,000      $126,821      $184,821

     Throughout 1996 the Trust anticipates capital expenditures of $184,821. The capital expenditures include leasing capital at Atrium at Alpha for tenant alterations along with lease commissions for new tenant leases and renewals. Along with leasing capital, Atrium at Alpha has set aside funds to purchase and install a new compressor if necessary. At Franklin Park Distribution Center a contingency reserve has been set aside for capital expenditures arising from annual inspections to the property. Capital expenditures at Applied Communications Inc. building are expected to be minimal.

     In November 1994 the Trust successfully negotiated the renewal of the first mortgage debt for a term of seven years. The mortgage lender committed to a $5 million loan at a fixed rate of 8.40% and an amortization period of 23 years.

Results of Operations

  The results of operations for the Trust's properties for the years ended December 31, 1995, 1994 and 1993 are detailed in the schedule below. Administrative expenses of the Trust are excluded.

                                      Atrium at    Franklin Park  Applied Comm.
                                        Alpha      Dist. Center     Inc. Bldg.
                                    -------------  -------------  -------------
1995

Revenues..........................  $1,092,488     $  752,875     $1,002,033
Expenses..........................     919,264        583,418        887,751
                                    -------------  -------------  -------------
Net Income........................  $  173,224     $  169,457     $  114,282
Depreciation and Amortization.....     336,993        177,021        190,406
                                    -------------  -------------  -------------
Funds from Operations.............  $  510,217     $  346,478     $  304,688

1994

Revenues..........................  $  988,232     $  719,834     $  995,846
Expenses..........................     879,581        559,536        942,008
                                    -------------  -------------  -------------
Net Income........................  $  108,651     $  160,298     $   53,838
Depreciation and Amortization.....     320,357        163,717        190,406
                                    -------------  -------------  -------------
Funds from Operations.............  $  429,008     $  324,015     $  244,244

1993

Revenues..........................  $1,045,333     $  709,546     $  971,533
Expenses..........................     814,535        565,174        941,597
                                    -------------  -------------  -------------
Net Income........................  $  230,798     $  144,372     $   29,936
Depreciation and Amortization.....     326,115        163,551        190,406
                                    -------------  -------------  -------------
Funds from Operations.............  $  556,913     $  307,923     $  220,342

     The three year operating results of Atrium at Alpha have been mixed, with revenues decreasing from 1993 to 1994, then increasing from 1994 to 1995, and expenses increasing from year to year during the three year period. The decrease in revenues is attributable to a May 1994 move out of a tenant who occupied approximately 35% of the space. This tenant had previously vacated and was subleasing 100% of the space to six sub-tenants at below market rates. The Trust negotiated with several of these tenants to extend their occupancy, however, some of the tenants vacated. Occupancy at Atrium at Alpha fell below 85%. Since May 1994 occupancy has increased and by December 31, 1994, occupancy was 95%. During 1995 occupancy remained at high levels resulting in increased revenues when compared to 1994 and 1993. Expenses at Atrium at Alpha increased from 1993 to 1994 and can be attributed to the property's operating expenses, while from 1994 to 1995 the increase is attributable to both the property's operating expenses and amortization expense. The increase from 1993 to 1994 relates to real estate taxes while from 1994 to 1995 the increases related to utilities, repairs and maintenance, and real estate taxes and amortization expense.

     The operating results at Franklin Park Distribution Center for the year ended December 31, 1995, 1994 and 1993 have increased from a low in 1993 of $144,372 to a high in 1995 of $169,457. The steady increase in net income is attributable to increased revenues from expense pass throughs when comparing 1993 to 1994, while from 1994 to 1995 the increase related to the renewal of a major tenant's lease effective January 1, 1995. The renewal increased the lease revenues by approximately 9%.

     At Applied Communications Inc. building, the operating results have significantly improved. For the year ended December 31, 1993, net income was $29,936 and for the same period ended December 31, 1995, net income was $114,282. The net income increase from 1993 to 1994 related to increased revenues from built-in rent step-ups from the building's only tenant. In 1995 net income more than doubled when compared to 1994. The significant increase related to a decrease in operating expenses, more specifically, utilities decreased $18,759, parking lot costs decreased $8,209, and interest expense decreased $25,851.

     Occupancy at the Trust's properties during the fourth quarter remained at a high level. The maintaining of the high occupancy levels can be attributed to the Trust's ability to renew the properties' major tenants as their leases mature. The occupancy levels at December 31 are as follows:

                                              Occupancy levels at December 31,
                                             ----------------------------------
                                                1995        1994        1993
                                             ----------  ----------  ----------

Atrium at Alpha............................      98%         95%         86%
Franklin Park Dist. Center.................     100%        100%        100%
Applied Communications Inc. Bldg...........     100%        100%        100%

     During the fourth quarter the occupancy level at Atrium at Alpha decreased by 1% when compared to the previous quarter. Three leases were renewed with a combined square footage of 2,357 square feet. A single tenant occupying 796 square feet vacated its suite. For the year, occupancy increased 3% from the year ended December 31, 1994, through the leasing of 5,451 square feet to new tenants, renewing 8,322 square feet, while only two tenants vacated a total 2,374 square feet. The property has two major tenants which lease 23% and 18% of the available space with leases expiring in May 1999 and July 1996, respectively.

     Franklin Park Distribution Center has been fully leased by two tenants throughout 1995. The larger of the two tenants occupies 57% of the building while the other occupies 43% of the building. Their leases expire in December 1999 and June 1998, respectively.

     The Applied Communications Inc. building has a single tenant who has occupied the entire building throughout 1995. The tenant's lease expires in August 1999.


1995 Comparisons

     For the year ended December 31, 1995, the Trust's consolidated revenues were $2,865,261 compared to $2,726,920 for the year ended December 31, 1994. The increase in revenues are $138,341 or 5.07%. The increase in consolidated revenues relates to the three properties held by the Trust. Atrium at Alpha's revenues increased $104,256; Franklin Park Distribution Center's revenues increased $33,041; and Applied Communications Inc. building's revenues increased $6,187. As previously stated, Atrium at Alpha's increased revenues related to increased average occupancy when comparing 1994 to 1995; at Franklin Park Distribution Center, revenue increases related to the renewal of a major tenant effective January 1, 1995; and at Applied Communications Inc. building, revenues increased due to step-up rents received from the property's only tenant.

     The Trust's consolidated expenses for the year ended December 31, 1995, were $2,679,664 compared to $2,684,703 for the year ended December 31, 1994. Consolidated expenses remained relatively flat for the two-year period, however, individual expenses such as interest, real estate taxes, and depreciation and amortization had noteworthy fluctuations. Interest expense decreased $36,623 due to the refinancing of the note payable in November 1994 at a lower interest rate. Real estate taxes increased $23,954 due to tax rate changes at Atrium at Alpha and Franklin Park Distribution Center. Depreciation and amortization increased $14,046 due to tenant alteration expenditures at Atrium at Alpha.

     With the increase in consolidated income and the decrease in consolidated expenses, net income has increased $143,380 or $.16 per share when compared to year ended December 31, 1994. For the year ended December 31, 1995, net income was $185,597 resulting in earnings of $.21 per share. Cash flow from operations for the year ended December 31, 1995, was $760,565 or $.88 per share, which enabled the Trust to pay out $563,307 in dividends or $.65 per share.

     The remaining cash flow from operations was used to fund various property capital expenditures along with principal payments on the Trust's note payable.


1994 Comparisons

     For the year ended December 31, 1994, consolidated revenues were $2,726,920 which represented a $41,090 decrease when compared to the year ended December 31, 1993. The decrease in revenues is attributable to Atrium at Alpha. As previously stated, a major tenant who was responsible for approximately 35% of the available space let their lease expire at the end of May 1994. The tenant vacated prior to the May 1994 lease expiration and sublet 100% of the space to six sub-tenants at below market rates. The Trust negotiated with several of these tenants to extend their occupancy, however, some of the tenants vacated, reducing occupancy below 85%, resulting in decreasing rental revenues. The remaining two properties, Franklin Park Distribution Center and Applied Communications Inc. buildings, both had revenue increases from 1993 to 1994.

     For the year ended December 31, 1994, consolidated expenses were $2,684,703 an increase of $79,694 or 3.06% when compared to the year ended December 31, 1993. The increase in expenses is attributable to increases in real estate taxes and professional fees offset by decreases in depreciation and amortization and interest. The decrease in real estate taxes relates to a successful appeal in 1993 in which the property received a refund that offset 1993 real estate tax expense. Professional fees increased due to additional legal fees incurred to renew several leases at Atrium at Alpha. The decrease in depreciation and amortization is attributable to decreased amortization expense at Atrium at Alpha caused by tenant alteration expenditures becoming fully amortized in 1994. Interest expense decreased due to the refinancing of the note payable in November 1994 to a lower interest rate.

     Net income for the year ended December 31, 1994, was $42,217 or $.05 per share. When compared to year ended December 31, 1993, net income decreased by $120,784 or approximately $.14 per share. However, cash flow provided by operations for the year ended December 31, 1994, was $502,581 or approximately $.58 per share. The cash flow provided from operations along with refinancing proceeds of $143,408 enabled the Trust to pay dividends of $511,308 or $.59 per share along with various property capital expenditures.


Inflation

     The effects of inflation did not have a material impact upon the Trust's operation in fiscal 1993, 1994 and 1995 and are not expected to have a material impact in 1996.

                     INDEPENDENT AUDITORS' REPORT

To the Shareholders of
 Nooney Realty Trust, Inc.:

We have audited the accompanying balance sheets of Nooney Realty Trust, Inc. as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc.
as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


January 19, 1996

                            NOONEY REALTY TRUST, INC.

                                 BALANCE SHEETS

                                                             December 31,
                                                     --------------------------
                                                         1995          1994
                                                     ------------  ------------
                       ASSETS

CASH...............................................  $   517,317   $   601,604
ACCOUNTS RECEIVABLE-no allowance for doubtful
  accounts considered necessary (Note 2)...........      261,972       277,065
PREPAID EXPENSES...................................       84,803        36,609
INVESTMENT PROPERTY-at cost (Notes 2 and 3):
  Land.............................................    2,568,955     2,568,955
  Buildings and improvements.......................   17,587,161    17,381,201
                                                     ------------  ------------
                                                      20,156,116    19,950,156
  Less accumulated depreciation....................   (5,344,765)   (4,730,872)
                                                     ------------  ------------
                                                      14,811,351    15,219,284
DEFERRED EXPENSES-at amortized cost (Notes 2
  and 5)...........................................      333,574       369,506
                                                     ------------  ------------
TOTAL..............................................  $16,009,017   $16,504,068
                                                     ============  ============

        LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Mortgage note payable (Note 3)...................  $ 4,912,421   $ 4,988,006
  Accounts payable and accrued expenses............      375,380       417,136
                                                     ------------  ------------
      Total liabilities............................    5,287,801     5,405,142

SHAREHOLDERS' EQUITY:
  Common stock, $1 par value:
    Authorized, 5,000,000 shares
    Issued and outstanding, 866,624 shares.........      866,624       866,624
  Additional paid-in capital.......................   14,252,532    14,252,532
  Distributions in excess of net income............   (4,397,940)   (4,020,230)
                                                     ------------  ------------
      Total shareholders' equity...................   10,721,216    11,098,926
                                                     ------------  ------------
TOTAL..............................................  $16,009,017   $16,504,068
                                                     ============  ============

                       See notes to financial statements.

                                          NOONEY REALTY TRUST, INC.

                                          STATEMENTS OF OPERATIONS
                                                                             Years ended December 31,
                                                                    ----------------------------------------
                                                                        1995          1994          1993
                                                                    ------------  ------------  ------------

REVENUES:
  Rental and other income (Notes 2, 4 and 6)......................  $2,861,293    $2,719,324    $2,761,766
  Interest income.................................................       3,968         7,596         6,244
                                                                    ------------  ------------  ------------
    Total revenues................................................   2,865,261     2,726,920     2,768,010
                                                                    ------------  ------------  ------------

EXPENSES:
  Depreciation and amortization (Note 2)..........................     721,040       706,994       717,577
  Real estate taxes...............................................     523,735       499,781       429,773
  Interest on mortgage note.......................................     416,126       452,749       463,931
  Advisory fee-related party (Note 5).............................     116,309       115,704       113,394
  Professional fees...............................................      54,256        57,433        41,408
  Property management fees-related party (Note 5).................     106,367       100,943       101,960
  Repairs and maintenance.........................................      60,081        62,737        61,459
  Trustee fees and expenses.......................................      14,879        16,565        16,567
  Utilities.......................................................     289,392       290,045       293,183
  Other operating expenses........................................     377,479       381,752       365,757
                                                                    ------------  ------------  ------------
    Total expenses................................................   2,679,664     2,684,703     2,605,009
                                                                    ------------  ------------  ------------
NET INCOME........................................................  $  185,597    $   42,217    $  163,001
                                                                    ============  ============  ============
PER SHARE DATA (Note 2):
  Net income......................................................  $      .21    $      .05    $      .19
                                                                    ============  ============  ============
  Distributions:
    Paid in current year:
      Taxable to shareholders.....................................  $      .31    $      .22    $      .24
      Return of capital...........................................         .34           .37           .16
                                                                    ------------  ------------  ------------
    Total paid in current year....................................         .65           .59           .40
    Declared 1993, paid in January 1994...........................                      (.10)          .10
                                                                    ------------  ------------  ------------
    Total declared in current year................................  $      .65    $      .49    $      .50
                                                                    ============  ============  ============
  Weighted average shares outstanding.............................     866,624       866,624       866,624
                                                                    ============  ============  ============

                                     See notes to financial statements.

                                          NOONEY REALTY TRUST, INC.

                                     STATEMENTS OF SHAREHOLDERS' EQUITY

                                Years Ended December 31, 1995, 1994 and 1993
                                                            Common stock
                                                     --------------------------   Additional   Distributions
                                                         Number                     paid-in    in excess of
                                                       of shares       Amount       capital     net income
---------------------------------------------------  ------------  ------------  ------------  -------------

BALANCE, DECEMBER 31, 1992.........................  866,624       $866,624      $14,252,532   $(3,367,490)
  Net income.......................................                                                163,001
  Dividends declared...............................  866,624                                      (433,312)
                                                     ------------  ------------  ------------  -------------
BALANCE, DECEMBER 31, 1993.........................  866,624       $866,624      $14,252,532   $(3,637,801)
  Net income.......................................                                                 42,217
  Dividends declared...............................                                               (424,646)
                                                     ------------  ------------  ------------  ------------
BALANCE, DECEMBER 31, 1994.........................  866,624       $866,624      $14,252,532   $(4,020,230)
                                                     ------------  ------------  ------------  ------------
  Net income.......................................                                                185,597
  Dividends declared...............................                                               (563,307)
                                                     ------------  ------------  ------------  ------------
BALANCE, DECEMBER 31, 1995.........................  866,624       $866,624      $14,252,532   $(4,397,940)
                                                     ============  ============  ============  ============

                                     See notes to financial statements.

                                          NOONEY REALTY TRUST, INC.

                                          STATEMENTS OF CASH FLOWS
                                                                            Years ended December 31,
                                                                    ----------------------------------------
                                                                        1995          1994          1993
                                                                    ------------  ------------  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from operations......................................  $  185,597    $   42,217    $  163,001
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.................................................     613,893       592,057       604,189
     Amortization of deferred expenses............................     107,147       114,937       113,388
     Changes in accounts affecting operations:
       Accounts receivable........................................      15,093       (82,377)       18,844
       Prepaid expenses...........................................     (48,194)       (7,363)       (4,231)
       Deferred expenses..........................................     (71,215)     (225,556)     (162,758)
       Accounts payable and accrued expenses......................     (41,756)       68,666       (79,201)
                                                                    ------------  ------------  ------------
         Net cash provided by operating activities................     760,565       502,581       653,232
                                                                    ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Additions to investment property................................    (205,960)     (205,641)     (174,133)
                                                                    ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid to shareholders..................................    (563,307)     (511,308)     (346,650)
  Payments on mortgage note payable...............................     (75,585)   (4,856,592)      (70,771)
  Proceeds from mortgage note payable.............................                 5,000,000
                                                                    ------------  ------------  ------------
         Net cash used in financing activities....................    (638,892)     (367,900)     (417,421)
                                                                    ------------  ------------  ------------
NET (DECREASE) INCREASE IN CASH...................................     (84,287)      (70,960)       61,678
CASH, BEGINNING OF YEAR...........................................     601,604       672,564       610,886
                                                                    ------------  ------------  ------------
CASH, END OF YEAR.................................................  $  517,317    $  601,604    $  672,564
                                                                    ============  ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest..........................  $  416,126    $  452,749    $  463,931
                                                                    ============  ============  ============


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  On November 2, 1993, the Board of Directors declared a dividend of $86,662 payable January 14, 1994 to shareholders of record on December 31, 1993.

                       See notes to financial statements.

                            NOONEY REALTY TRUST, INC.

                          NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1995, 1994 and 1993

Note 1-Business:

     Nooney Realty Trust, Inc. (the "Trust"), a Missouri corporation, was formed on June 14, 1984 for the purpose of making equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust's portfolio is comprised of a multi-tenant office building located in Bloomington, Minnesota; a single-tenant office building located in Omaha, Nebraska; and a warehouse and distribution facility in Franklin Park, Illinois. These properties generated 38.4%, 35.2% and 26.4% of rental and other income, respectively, for the year ended December 31, 1995.


Note 2-Summary of Significant Accounting Policies:

     The Trust has qualified and elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 1995, the Trust has net operating loss carryforwards of approximately $835,000 for tax purposes which expire in various amounts through 2005.

     Investment property is recorded at the lower of cost or net realizable value.

     Buildings are depreciated over their estimated useful lives using the straight-line method.

     Lease agreements are accounted for as operating leases and rentals from such leases are reported as revenues ratably over the terms of the leases. Certain lease agreements provide for rent concessions. At December 31, 1995, accounts receivable include approximately $165,000 ($151,000 in 1994) of accrued rent which is not yet due under the terms of the various lease agreements.

     Included in rental and other income are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities and common area maintenance. The income is recorded in the same period that the related expense is incurred.

     Net income per share was computed based upon the weighted average number of shares of common stock outstanding during each year. Distributions per share are stated at the amount per share declared by the Directors. The taxability of all distributions paid is based upon earnings and profits as defined by the Internal Revenue Code. The taxability of distributions declared but unpaid is determined in the year the dividend is paid.

     Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective leases or notes. Amortization of such costs charged to expense amounted to $107,000 in 1995 ($115,000 and $113,000 in 1994 and 1993, respectively).

Note 3-Mortgage Note Payable:

     Mortgage note payable at December 31 consists of the following:

                                                         1994          1993
                                                     ------------  ------------

8.4%, due in monthly installments of $40,976
  including interest to November 2001 when
  remaining principal payment of $4,330,508 is
  due..............................................  $4,912,421    $4,988,006
                                                     ============  ============

     The mortgage note is collateralized by deeds of trust and assignments of rents on all investment properties. Principal payments required during the next five years are as follows:

1996.................................................................  $ 82,000
1997.................................................................    89,000
1998.................................................................    97,000
1999.................................................................   106,000
2000.................................................................   115,000

     In accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, the estimated fair value of mortgage notes payable with maturities greater than one year is determined based on rates currently available to the Partnership for mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 1995 are summarized as follows:

                                                       Carrying      Estimated
                                                        Amount      Fair Value
                                                     ------------  ------------

Mortgage notes payable.............................  $4,912,421    $5,090,104

     Fair value estimates are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligations at fair value may not be possible and may not be a prudent management decision. The potential loss on extinguishment at December 31, 1995 does not take into consideration expenses that would be incurred to settle the debt obligations at fair value.


Note 4-Rental Revenues Under Operating Leases:

     Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 1995 are as follows:

1996...............................................................  $2,296,000
1997...............................................................   2,115,000
1998...............................................................   1,917,000
1999...............................................................   1,220,000
2000...............................................................      15,000
                                                                     ----------
     Total.........................................................  $7,563,000
                                                                     ==========

                            NOONEY REALTY TRUST, INC.

                  Years Ended December 31, 1995, 1994 and 1993

Note 5-Related Party Transactions:

     The Trust has entered into an agreement with Nooney Advisors Ltd., L.P. (the "Advisor"), a Missouri limited partnership, to advise the Trust with respect to the Trust's investments and investment policies and to administer the operations of the Trust. This advisory agreement is renewable annually by a vote of the Directors. Its current term expires on March 31, 1996. An Officer and Director of the Trust is a general partner of Nooney Advisors Ltd., L.P. The Advisor receives a fee for its services based upon net invested assets or net operating income as defined in the agreement. The fees were $116,309, $115,704 and $113,394 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Certain other affiliates of the Advisor receive lease commissions and property management fees in connection with the operation of investment real estate owned by the Trust. In 1995, lease commissions of $67,837 ($43,595 and $156,741 in 1994 and 1993, respectively) were paid by the Trust to Nooney Krombach Company, an affiliate of the Advisor. Additionally, property management fees paid to Nooney Krombach Company were $106,367, $100,943 and $101,960 for the years ended December 31, 1995, 1994 and 1993, respectively.


Note 6-Major Tenants:

  A substantial amount of the Trust's revenue in 1995 was derived from three major tenants whose rentals amounted to $978,000, $411,000 and $335,000 or 34%, 14% and 12%, respectively of total revenues. A substantial amount of the Trust's revenue in 1994 was derived from three major tenants whose rentals amounted to $996,000, $391,000 and $329,000 or 37%, 14% and 12%, respectively, of total revenues. Four tenants in 1993 amounted to $972,000, $532,000, $366,000 and $330,000 or 36%, 20%, 14% and 12%, respectively, of total revenues.


Directors and Officers

   Board of Directors

Gregory J. Nooney, Jr. ......  Chairman of the Board and Chief Executive
                               Officer, Nooney Company. Nooney Company is a real estate investment management firm.

Patricia A. Nooney ..........  Vice President and Chief Financial Officer,
                               Nooney Krombach Company, a wholly-owned
                               subsidiary of Nooney Company.

Robert E. Kresko ............  Private investor.

Gene K. Beare ...............  Corporate consultant.

Bruce P. Hayden .............  Chairman of the Board, Hayden, Tolzmann &
                               Associates, Inc., Bloomfield, Connecticut.
                               Hayden, Tolzmann & Associates, Inc. is a real estate investment advisory, counseling and brokerage firm.

James P. Ingram .............  President, Cambridge Savings Bank, Cambridge,
                               Massachusetts.

R. Michael O'Brien, Jr. .....  President and Chief Executive Officer, Northland
                               Financial Company, Minneapolis, Minnesota.
                               Northland Financial Company is a commercial real estate investment banking firm.


   Officers

Gregory J. Nooney, Jr. ......  Chairman of the Board and Chief Executive
                               Officer.

Patricia A. Nooney...........  President, Secretary and Treasurer.

Dale W. Brouk................  Chief Financial Officer. Mr. Brouk joined Nooney
                               Krombach Company, a wholly-owned subsidiary of Nooney Company, as Controller in 1995. Mr. Brouk is a certified public accountant, and prior to joining Nooney Krombach Company, Mr. Brouk was employed by The Forsyth Group.

                                                                         [LOGO]
                             SHAREHOLDER INFORMATION

The 1996 Annual Meeting of Shareholders will be held at 10:00 A.M. at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, 2nd Floor, in Clayton, Missouri, on Tuesday, May 14, 1996.

Transfer Agent:

     Boatmen's Trust Company
     510 Locust Street
     P.O. Box 14768
     St. Louis, Missouri 63178

Advisor:

     Nooney Advisors, Ltd., L.P.
     St. Louis, Missouri

Legal Counsel:

     Bryan Cave LLP
     St. Louis, Missouri

Independent Accountants:

     Deloitte & Touche LLP
     St. Louis, Missouri

The following information is available to shareholders without charge upon written request to Patricia A. Nooney, Secretary, Nooney Realty Trust, Inc., 7701 Forsyth Boulevard, St. Louis, Missouri 63105:

     Annual Report on Form 10-K filed with the Securities and Exchange Commission. Form 10-K is available in April.

     Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Forms 10-Q are available in May, August and November.

     Nooney Realty Trust, Inc. Dividend Reinvestment Plan and Enrollment Card

Investment Properties

     The Atrium
     at Alpha Business Center
     Bloomington, Minnesota

     Applied Communications, Inc. Building
     Omaha, Nebraska

     Franklin Park Distribution Center
     Franklin Park, Illinois

Nooney Realty Trust

7701 Forsyth Boulevard
St. Louis, Missouri 63105