Form 10-K/A, Exhibit 13
period 1996-12-31
NOONEY REALTY TRUST INC
filed 1997-04-17
CIK 748580

EXHIBIT 13


                                 ==============================================

                                 NOONEY
                                 ----------------------------------------------

                                 REALTY
                                 ----------------------------------------------

                                 TRUST
                                 ==============================================

                                 A Real Estate Investment Trust



                                 1996
                                 ANNUAL
                                 REPORT

===============================================================================

NOONEY LOGO

                           NOONEY REALTY TRUST, INC.
                              1996 ANNUAL REPORT

CONTENTS                                                            PAGE
--------                                                            ----

Financial Highlights........................................       Inside
                                                                Front Cover

The Trust...................................................         1

Market Information..........................................         1

Dividends...................................................         1

Letter to Shareholders......................................         2

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................         3

Financial Statements and Notes..............................         7

Directors and Officers......................................        15

Shareholder Information.....................................        16

                     ------------------------------------

                             SELECTED FINANCIAL DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------------
FOR THE YEAR:                                         1996            1995            1994            1993            1992
-------------                                         ----            ----            ----            ----            ----
                                                                  (NOT COVERED BY INDEPENDENT AUDITORS' REPORT)
  Rental and other income......................... $ 3,017,982     $ 2,861,293     $ 2,719,324     $ 2,761,766     $ 2,934,178
  Net income......................................     216,538         185,597          42,217         163,001         284,994
      Per share...................................        0.25            0.21            0.05            0.19            0.33
  Funds from operations<F*>.......................     974,476         906,637         749,211         880,578         937,937
  Distributions declared..........................     693,299         563,307         424,646         433,312         528,641
      Per share...................................        0.80            0.65            0.49            0.50            0.61
        Paid in current year:
          Taxable to shareholders.................        0.40            0.31            0.22            0.24            0.51
          Return of capital.......................        0.40            0.34            0.37            0.16            0.10
        Declared 1993, paid in January 1994.......                                       (0.10)           0.10

AT YEAR END:
------------

  Total assets.................................... $15,481,638     $16,009,017     $16,504,068     $16,761,085     $17,094,706
  Investment property - net.......................  14,214,620      14,811,351      15,219,284      15,605,700      16,035,756
  Mortgage note payable...........................   4,830,236       4,912,421       4,988,006       4,844,598       4,915,369
  Shareholders' equity............................  10,244,455      10,721,216      11,098,926      11,481,355      11,751,666
  Number of shares outstanding....................     866,624         866,624         866,624         866,624         866,624

--------

<F*>Represents net income adjusted for depreciation and amortization.

See Management's Discussion and Analysis for discussion of comparability of items.

===============================================================================

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

                     ------------------------------------

MARKET INFORMATION

    The Company's common stock trades on The Nasdaq Stock Market under the symbol NRTI. The Nasdaq high and low prices for the shares during 1995 and 1996 were as follows:

                                                        HIGH             LOW
                                                        ----             ---
1995
    First Quarter.................................     $ 7.50           $6.25
    Second Quarter................................     $ 7.00           $6.50
    Third Quarter.................................     $ 9.50           $6.75
    Fourth Quarter................................     $ 8.00           $7.00

1996
    First Quarter.................................     $ 9.00           $7.25
    Second Quarter................................     $ 9.00           $8.00
    Third Quarter.................................     $10.23           $8.00
    Fourth Quarter................................     $10.50           $9.25

    As of February 1, 1997, there were 754 shareholders of record.

DIVIDENDS

    The following cash dividends were paid to shareholders during 1995 and 1996:

                                   1ST QTR.          2ND QTR.       3RD QTR.        4TH QTR.
                                   --------          --------       --------        --------
1995..........................       $.15              $.15           $.17            $.18
1996..........................       $.20              $.20           $.20            $.20

                                                                       ONE
                                                                   ------------

===============================================================================

April 9, 1997

To Our Shareholders:

    For the fiscal year ended December 31, 1996, the Trust's earnings were $216,538 or $.25 per share, an increase of $30,941 or $.04 per share when compared to fiscal year 1995. Funds from operations, which adds depreciation and amortization to net income computed in accordance with generally acceptable accounting principals, were $974,476 or $1.12 per share for the year ended December 31, 1996. Funds from operations increased $67,839 or $.07 per share when compared to fiscal year 1995.

    During 1996, the Trust paid $693,299 or $.80 per share in dividends. This was a 23% increase over 1995. At its last quarterly directors meeting on February 13, 1997, the Trust increased its quarterly dividend from $.20 per share to $.22 per share. If operations continue as expected, the Trust should be able to maintain this level throughout 1997 for a total of $.88 per share for the year. The operations of the Trust's properties improved in 1996. The improved operating results are a result of the Trust's ability to maintain a high occupancy level at the three properties. At the Atrium at Alpha Business Center, the Trust also benefited in 1996 from the receipt of a termination fee from one of the major tenants. They will be vacating their space at the end of May 1997; however, it is anticipated that the space will be re-leased prior to the expiration of their term. During 1996, the Atrium at Alpha Business Center had the following leasing activity: four tenants occupying 5,181 square feet renewed their lease, while one tenant vacated approximately 3,144 square feet. While overall occupancy declined 4% during the year, rental rates for renewals have increased between 25% and 30% over existing levels. The Franklin Park Distribution Center and the Applied Communications, Inc. buildings remain 100% occupied.

    During 1996, the real estate investment market continued the improvement that started in 1994 and is expected to continue this improvement through the next several years. Management believes this trend should increase the value of the Trust's properties in the future. Management will continue to manage the properties aggressively to produce the maximum dividend possible.

                                   Sincerely,
                                   NOONEY REALTY TRUST, INC.

                                   /s/ Gregory J. Nooney, Jr.

                                   GREGORY J. NOONEY, JR.
                                   Chairman of the Board


    TWO
------------

===============================================================================

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    It should be noted that this Annual Report contains forward-looking information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty, including trends in the real estate investment market, projected leasing and sales, and the future prospects for the Trust. Actual results could differ materially from those contemplated by such statements.

LIQUIDITY AND CAPITAL RESOURCES

    Cash reserves on hand as of December 31, 1996, were $641,127, an increase of $123,810 from year ended December 31, 1995. The increase in cash is attributable to an increase in cash provided by operating activities which increased the Trust's cash reserves. The Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 1997. The anticipated capital expenditures by property are as follows:

                                            OTHER          LEASING
                                           CAPITAL         CAPITAL           TOTAL
                                           -------         -------           -----
Atrium at Alpha.........................   $33,000         $219,151         $252,151
Franklin Park Dist. Center..............    15,000                0           15,000
Applied Communications Inc. Bldg........         0                0                0
                                           -------         --------         --------
                                           $48,000         $219,151         $267,151

    Throughout 1997 the Trust anticipates capital expenditures of $267,151. The capital expenditures include leasing capital at Atrium at Alpha for tenant alterations along with lease commissions for new tenant leases and renewals. Along with leasing capital, Atrium at Alpha has set aside funds to install new restroom fixtures and replace the HVAC control board. At Franklin Park Distribution Center a contingency reserve has been set aside for capital expenditures arising from annual inspections to the property. Capital expenditures at Applied Communications Inc. building are expected to be minimal.

RESULTS OF OPERATIONS

    The results of operations for the Trust's properties for the years ended December 31, 1996, 1995 and 1994 are detailed in the schedule below. Administrative expenses of the Trust are excluded.

                                          ATRIUM AT        FRANKLIN PARK       APPLIED COMM.
                                            ALPHA          DIST. CENTER         INC. BLDG.
                                          ----------       -------------       -------------
1996
Revenues................................  $1,211,306         $ 770,247          $ 1,035,582
Expenses................................   1,020,102           604,580              909,586
                                          ----------         ---------          -----------
Net Income..............................  $  191,204         $ 165,667          $   125,996
Depreciation and Amortization...........     362,549           182,374              196,529
                                          ----------         ---------          -----------
Funds from Operations...................  $  553,753         $ 348,041          $   322,525


                                                                      THREE
                                                                   ------------

===============================================================================

                                          ATRIUM AT        FRANKLIN PARK       APPLIED COMM.
                                            ALPHA          DIST. CENTER         INC. BLDG.
                                          ----------       -------------       -------------
1995
Revenues................................  $1,092,488         $ 752,875          $ 1,002,033
Expenses................................     919,264           583,418              887,751
                                          ----------         ---------          -----------
Net Income..............................  $  173,224         $ 169,457          $   114,282
Depreciation and Amortization...........     336,993           177,021              190,406
                                          ----------         ---------          -----------
Funds from Operations...................  $  510,217         $ 346,478          $   304,688
1994
Revenues................................  $  988,232         $ 719,834          $   995,846
Expenses................................     879,581           559,536              942,008
                                          ----------         ---------          -----------
Net Income..............................  $  108,651         $ 160,298          $    53,838
Depreciation and Amortization...........     320,357           163,717              190,406
                                          ----------         ---------          -----------
Funds from Operations...................  $  429,008         $ 324,015          $   244,244

    Operating results at The Atrium at Alpha improved for the third year in a row. Revenues increased from 1995 to 1996, due primarily to increases in base rental rate in the tenants renewing at the building, the receipt of a lease cancellation fee from one of the major tenants prior to year-end, and an increase in escalation income due to increasing expenses. Expenses increased during the three year period as a result of increases in real estate taxes and snow removal. Occupancy at The Atrium building fell from 99% at the beginning of the year to 95% at the end of the year, however, leasing activity has been good and we anticipate maintaining these high occupancy levels in 1997.

    The operating results at Franklin Park Distribution Center for the year ended December 31, 1996, were very comparable to the year ended December 31, 1995. The leases in place will provide a steady level of income. Increases in income will only be attributable to increases in reimbursements for expenditures for real estate taxes. During 1996, the real estate taxes did increase, which increased expenses and increased the related income from the tenants.

    At Applied Communications Inc. building, the operating results improved for the third year in a row. For the years ended December 31, 1994, December 31, 1995, and December 31, 1996, net income was $53,838, $114,282, and $125,996 respectively. The net income increase is related to built-in rent step ups from the building's only tenant. Expenses increased slightly due to an increase in depreciation expense.

    Occupancy at the Trust's properties during the fourth quarter remained at a high level. This can be attributable to the Trust's ability to renew tenants at The Atrium at Alpha Business Center as their leases expired. The occupancy levels at December 31 are as follows:

                                                             OCCUPANCY LEVELS AT DECEMBER 31,
                                                            ----------------------------------
                                                            1996           1995           1994
                                                            ----           ----           ----
Atrium at Alpha...................................            95%            99%            95%
Franklin Park Dist. Center........................           100%           100%           100%
Applied Communications Inc. Bldg..................           100%           100%           100%

    During the fourth quarter the occupancy level at Atrium at Alpha remained steady at 95% occupancy. One tenant occupying 834 square feet renewed their lease during the quarter. For the year, occupancy decreased 4% as a result of one tenant vacating approximately 3,144 square feet


    FOUR
------------

===============================================================================

during the second quarter. Throughout the year, four tenants occupying 5,181 square feet, or 6% of the property, were renewed. The property has two major tenants which lease 23% and 20% of the building with leases expiring in May 1999 and July 2001, respectively.

    Franklin Park Distribution Center has been fully leased by two tenants throughout 1996. The larger of the two tenants occupies 57% of the building while the other occupies 43% of the building. Their leases expire in December 1999 and June 1998, respectively.

    The Applied Communications Inc. building has a single tenant who has occupied the entire building throughout 1996. This tenant's lease expires in August 1999.

1996 COMPARISONS

    For the year ended December 31, 1996, the Trust's consolidated revenues were $3,033,511 compared to $2,865,261 for the year ended December 31, 1995. This is a 6% increase, or $168,250. The increase in consolidated revenues relates mainly to the Atrium at Alpha Business Center and the Applied Communications Inc. building. At Atrium at Alpha Business Center, revenues increased due to the receipt of a tenant's lease cancellation fee and an increase in escalation income accrued at year-end. Revenues increased at the Applied Communications Inc. building due to the single tenant's built-in step up rent increase.

    The Trust's consolidated expenses for the year ended December 31, 1996, were $2,816,973 compared to $2,679,664 for the year ended December 31, 1995. The increase in expenses is attributable to real estate taxes, property management fee increases due to higher income and an increase in repair and maintenance expense.

    Net income increased $30,941 or $.04 per share when compared to the year ended December 31, 1995. For the year ended December 31, 1996, net income was $216,538 resulting in earnings of $.25 per share. Cash flow from operations from the year ended December 31, 1996, was $905,964 or $1.05 per share. The Trust paid out dividends of $693,299 or $.80 per share during 1996.

    Cash flow from operations was also used to fund minor property capital expenditures and principal payments on the Trust's note payable of $82,185.

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

    The Trust's consolidated expenses for the year ended December 31, 1995, were $2,679,664 compared to $2,684,703 for the year ended December 31, 1994. Consolidated expenses remained relatively flat for the two-year period, however, individual expenses such as interest, real estate taxes, and depreciation and amortization had noteworthy fluctuations. Interest expense decreased $36,623 due to the refinancing of the note payable in November 1994 at a lower interest


                                                                       FIVE
                                                                   ------------

===============================================================================

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

INFLATION

    The effects of inflation did not have a material impact upon the Trust's operation in fiscal 1994, 1995 and 1996 and are not expected to have a material impact in 1997.





    SIX
------------

===============================================================================

                         INDEPENDENT AUDITORS' REPORT

To the Shareholders of
  Nooney Realty Trust, Inc.:

We have audited the accompanying balance sheets of Nooney Realty Trust, Inc. (the "Trust") as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/S/ Deloitte & Touche LLP

January 27, 1997


                                                                      SEVEN
                                                                   ------------

===============================================================================

                                     NOONEY REALTY TRUST, INC.

                                           BALANCE SHEETS

                                               ASSETS

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1996              1995
                                                                                  ----              ----
CASH.......................................................................    $   641,127       $   517,317
ACCOUNTS RECEIVABLE--no allowance for doubtful accounts considered
  necessary................................................................        353,619           261,972
PREPAID EXPENSES...........................................................         29,266            84,803
INVESTMENT PROPERTY--at cost (Note 3):
    Land...................................................................      2,568,955         2,568,955
    Buildings and improvements.............................................     17,593,831        17,587,161
                                                                               -----------       -----------
                                                                                20,162,786        20,156,116
    Less accumulated depreciation..........................................     (5,948,166)       (5,344,765)
                                                                               -----------       -----------
                                                                                14,214,620        14,811,351
DEFERRED EXPENSES--at amortized cost.......................................        243,006           333,574
                                                                               -----------       -----------
TOTAL......................................................................    $15,481,638       $16,009,017
                                                                               ===========       ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
    Mortgage note payable (Note 3).........................................    $ 4,830,236       $ 4,912,421
    Accounts payable and accrued expenses..................................        406,947           375,380
                                                                               -----------       -----------
            Total liabilities..............................................      5,237,183         5,287,801
                                                                               -----------       -----------
SHAREHOLDERS' EQUITY:
    Common stock, $1 par value--Authorized, 5,000,000 shares; issued and
      outstanding, 866,624 shares..........................................        866,624           866,624
    Additional paid-in capital.............................................     14,252,532        14,252,532
    Distributions in excess of net income..................................     (4,874,701)       (4,397,940)
                                                                               -----------       -----------
            Total shareholders' equity.....................................     10,244,455        10,721,216
                                                                               -----------       -----------
TOTAL......................................................................    $15,481,638       $16,009,017
                                                                               ===========       ===========

                      See notes to financial statements.


   EIGHT
------------

===============================================================================

                            NOONEY REALTY TRUST, INC.
                            STATEMENTS OF OPERATIONS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                 ----------------------------------
                                                                                 1996           1995           1994
                                                                                 ----           ----           ----
REVENUES:
    Rental and other income (Notes 4 and 6)................................   $ 3,017,982    $ 2,861,293    $ 2,719,324
    Interest income........................................................        15,529          3,968          7,596
                                                                              -----------    -----------    -----------
        Total revenues.....................................................     3,033,511      2,865,261      2,726,920
                                                                              -----------    -----------    -----------
EXPENSES:
    Depreciation and amortization..........................................       757,938        721,040        706,994
    Real estate taxes......................................................       579,305        523,735        499,781
    Interest on mortgage note..............................................       411,220        416,126        452,749
    Advisory fee--related party (Note 5)...................................       117,864        116,309        115,704
    Professional fees......................................................        49,836         54,256         57,433
    Property management fees--related party (Note 5).......................       112,982        106,367        100,943
    Repairs and maintenance................................................        89,299         60,081         62,737
    Trustee fees and expenses..............................................        18,323         14,879         16,565
    Utilities..............................................................       280,400        289,392        290,045
    Other operating expenses...............................................       399,806        377,479        381,752
                                                                              -----------    -----------    -----------
        Total expenses.....................................................     2,816,973      2,679,664      2,684,703
                                                                              -----------    -----------    -----------
NET INCOME.................................................................   $   216,538    $   185,597    $    42,217
                                                                              ===========    ===========    ===========
PER SHARE DATA:
    Net income.............................................................   $      0.25    $      0.21    $      0.05
                                                                              ===========    ===========    ===========
    Distributions:
        Paid in current year:
            Taxable to shareholders........................................   $      0.40    $      0.31    $      0.22
            Return of capital..............................................          0.40           0.34           0.37
                                                                              -----------    -----------    -----------
        Total paid in current year.........................................          0.80           0.65           0.59
        Declared 1993, paid in January 1994................................                                       (0.10)
                                                                              -----------    -----------    -----------
        Total declared in current year.....................................   $      0.80    $      0.65    $      0.49
                                                                              ===========    ===========    ===========
    Weighted average shares outstanding....................................       866,624        866,624        866,624
                                                                              ===========    ===========    ===========

                      See notes to financial statements.


                                                                       NINE
                                                                   ------------

===============================================================================

                            NOONEY REALTY TRUST, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  COMMON STOCK
                                                     ---------------------       ADDITIONAL     DISTRIBUTIONS
                                                       NUMBER                     PAID-IN       IN EXCESS OF
                                                     OF SHARES      AMOUNT        CAPITAL        NET INCOME
                                                     ---------     -------       ----------     -------------
BALANCE, JANUARY 1, 1994..........................    866,624      $ 866,624    $ 14,252,532    $ (3,637,801)

    Net income....................................                                                    42,217

    Dividends declared............................                                                  (424,646)
                                                     ----------    ---------    ------------    ------------
BALANCE, DECEMBER 31, 1994........................    866,624        866,624      14,252,532      (4,020,230)

    Net income....................................                                                   185,597

    Dividends declared............................                                                  (563,307)
                                                     ----------    ---------    ------------    ------------
BALANCE, DECEMBER 31, 1995........................    866,624        866,624      14,252,532      (4,397,940)

    Net income....................................                                                   216,538

    Dividends declared............................                                                  (693,299)
                                                     ----------    ---------    ------------    ------------
BALANCE, DECEMBER 31, 1996........................    866,624      $ 866,624    $ 14,252,532    $ (4,874,701)
                                                     ==========    =========    ============    ============

                      See notes to financial statements.


    TEN
------------

===============================================================================

                            NOONEY REALTY TRUST, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                 1996          1995           1994
                                                                                 ----          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income from operations.............................................   $  216,538    $  185,597    $     42,217
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation.......................................................      626,300       613,893         592,057
        Amortization of deferred expenses..................................      131,638       107,147         114,937
        Changes in accounts affecting operations:
            Accounts receivable............................................      (91,647)       15,093         (82,377)
            Prepaid expenses...............................................       55,537       (48,194)         (7,363)
            Deferred expenses..............................................      (41,070)      (71,215)       (225,556)
            Accounts payable and accrued expenses..........................       31,567       (41,756)         68,666
                                                                              ----------    ----------    ------------
                Net cash provided by operating activities..................      928,863       760,565         502,581
                                                                              ----------    ----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net additions to investment property...................................      (29,569)     (205,960)       (205,641)
                                                                              ----------    ----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends paid to shareholders.........................................     (693,299)     (563,307)       (511,308)
    Payments on mortgage note payable......................................      (82,185)      (75,585)     (4,856,592)
    Proceeds from mortgage note payable....................................                                  5,000,000
                                                                              ----------    ----------    ------------
                Net cash used in financing activities......................     (775,484)     (638,892)       (367,900)
                                                                              ----------    ----------    ------------
NET INCREASE (DECREASE) IN CASH............................................      123,810       (84,287)        (70,960)
CASH, BEGINNING OF YEAR....................................................      517,317       601,604         672,564
                                                                              ----------    ----------    ------------
CASH, END OF YEAR..........................................................   $  641,127    $  517,317    $    601,604
                                                                              ==========    ==========    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for interest.................................   $  411,220    $  416,126    $    452,749
                                                                              ==========    ==========    ============

                                         See notes to financial statements.


                                                                      ELEVEN
                                                                   ------------

===============================================================================

                           NOONEY REALTY TRUST, INC.
                         NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1--BUSINESS:

    Nooney Realty Trust, Inc. (the "Trust"), a Missouri corporation, was formed on June 14, 1984 for the purpose of making equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust's portfolio is comprised of a multi-tenant office building located in Bloomington, Minnesota; a single-tenant office building located in Omaha, Nebraska; and a warehouse and distribution facility in Franklin Park, Illinois. These properties generated 40.2%, 34.3% and 25.5% of rental and other income, respectively, for the year ended December 31, 1996.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Trust has qualified and elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 1996, the Trust has net operating loss carryforwards of approximately $835,000 for tax purposes which expire in various amounts through 2005.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment property is recorded at the lower of cost or net realizable value. Impairment is determined if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property.

    Buildings and improvements are depreciated over their estimated useful lives using the straight-line method.

    Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective leases or notes. Amortization of such costs charged to expense amounted to $132,000 in 1996 ($107,000 and $115,000 in 1995 and 1994, respectively).

    Lease agreements are accounted for as operating leases and rentals from such leases are reported as revenues ratably over the terms of the leases. Certain lease agreements provide for rent concessions. At December 31, 1996, accounts receivable include approximately $166,000 ($165,000 in 1995) of accrued rent concessions which is not yet due under the terms of the various lease agreements.

    Included in rental and other income are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities and common area maintenance. The income is recorded in the same period that the related expense is incurred.


   TWELVE
------------

===============================================================================

                           NOONEY REALTY TRUST, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

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

NOTE 3--MORTGAGE NOTE PAYABLE:

    Mortgage note payable at December 31 consists of the following:

                                                                                1996           1995
                                                                                ----           ----
    8.4%, due in monthly installments of $40,976 including interest to
      November 2001 when remaining principal payment of $4,330,508 is
      due..................................................................  $ 4,830,236    $ 4,912,421
                                                                             ===========    ===========

    The mortgage note is collateralized by deeds of trust and assignments of rents on all investment properties. Principal payments required during the next five years are as follows:

1997.......................................................................   $    89,360
1998.......................................................................        97,162
1999.......................................................................       105,646
2000.......................................................................       114,870
2001.......................................................................     4,423,198

    In accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, the estimated fair value of mortgage notes payable with maturities greater than one year is determined based on rates currently available to the Partnership for mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 1996 and 1995 are summarized as follows:

                                                              1996                         1995
                                                     -----------------------      -----------------------
                                                     CARRYING     ESTIMATED       CARRYING     ESTIMATED
                                                      AMOUNT      FAIR VALUE       AMOUNT      FAIR VALUE
                                                     --------     ----------      --------     ----------
Mortgage notes payable............................  $ 4,830,236   $ 4,858,000    $4,912,421    $5,090,000

    Fair value estimates are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligation at fair value may not be possible and may not be a prudent management decision. The potential loss on extinguishment at December 31, 1996 does not take into consideration expenses that would be incurred to settle the debt obligation at fair value.


                                                                     THIRTEEN
                                                                   ------------

===============================================================================

                           NOONEY REALTY TRUST, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 4--RENTAL REVENUES UNDER OPERATING LEASES:

    Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 1996 are as follows:

1997..............................................    $2,544,000
1998..............................................     2,210,000
1999..............................................     1,557,000
2000..............................................       276,000
2001..............................................       159,000
Thereafter........................................       295,000
                                                      ----------
    Total.........................................    $7,041,000
                                                      ==========

NOTE 5--RELATED PARTY TRANSACTIONS:

    The Trust has entered into an agreement with Nooney Advisors Ltd., L.P. (the "Advisor"), a Missouri limited partnership, to advise the Trust with respect to the Trust's investments and investment policies and to administer the operations of the Trust. This advisory agreement is renewable annually by a vote of the Directors. Its current term expires on March 31, 1997. An Officer and Director of the Trust is a general partner of Nooney Advisors Ltd., L.P. The Advisor receives a fee for its services based upon net invested assets or net operating income as defined in the agreement. The fees were $117,864, $116,309 and $115,704 for the years ended December 31, 1996, 1995 and 1994, respectively.

    Certain other affiliates of the Advisor receive lease commissions and property management fees in connection with the operation of investment real estate owned by the Trust. In 1996, lease commissions of $35,746 ($67,837 and $43,595 in 1995 and 1994, respectively) were paid by the Trust to Nooney Krombach Company, an affiliate of the Advisor. Additionally, property management fees paid to Nooney Krombach Company were $112,982, $106,367 and $100,943 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 6--MAJOR TENANTS:

    A substantial amount of the Trust's revenue in 1996 was derived from three major tenants whose rentals amounted to $1,035,600, $463,000 and $343,900 or 34.3%, 15.4% and 11.4%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1995 was derived from three major tenants whose rentals amounted to $978,000, $411,000 and $335,000 or 34%, 14% and 12%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1994 was derived from four major tenants whose rentals amounted to $996,000, $391,000 and $329,000 or 37%, 14% and 12%, respectively, of total revenues.


  FOURTEEN
------------

===============================================================================

DIRECTORS AND OFFICERS

  Board of Directors

    Gregory J. Nooney, Jr. ........  Chairman of the Board and Chief Executive Officer,
                                     Nooney Company. Nooney Company is a real estate
                                     investment management firm.

    Patricia  A. Nooney............  Senior Vice President and Chief Financial Officer,
                                     Nooney Krombach Company, a wholly-owned subsidiary
                                     of Nooney Company.

    Robert E. Kresko...............  Private investor.

    Gene K. Beare..................  Corporate consultant.

    Bruce P. Hayden................  Chairman of the Board, Hayden Associates, Inc.,
                                     Bloomfield, Connecticut. Hayden Associates, Inc. is
                                     a real estate investment advisory, counseling and
                                     brokerage firm.

    James P. Ingram................  President, Cambridge Savings Bank, Cambridge,
                                     Massachusetts.

    John R. Hart...................  Self employed investor and serves as President, CEO and Director of PICO Holdings, Inc.

  Officers

    Gregory J. Nooney, Jr.........   Chairman of the Board and Chief Executive Officer.

    Patricia A. Nooney............   President, Secretary and Treasurer.

                                                                     FIFTEEN
                                                                   ------------

===============================================================================

                                                                    NOONEY LOGO

                            SHAREHOLDER INFORMATION

The 1997 Annual Meeting of Shareholders will be held at 10:00 A.M. at the Pierre Laclede Conference Center, 7733 Forsyth Boulevard, 2nd Floor, in Clayton, Missouri, on Tuesday, May 13, 1997.

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



  SIXTEEN
------------

INVESTMENT PROPERTIES

THE ATRIUM
AT ALPHA BUSINESS CENTER
BLOOMINGTON, MINNESOTA

APPLIED COMMUNICATIONS, INC. BUILDING
OMAHA, NEBRASKA

FRANKLIN PARK DISTRIBUTION CENTER
FRANKLIN PARK, ILLINOIS




NOONEY REALTY TRUST
7701 FORSYTH BOULEVARD
ST. LOUIS, MISSOURI 63105