Form 10-K, Exhibit 13
period 1997-12-31
NOONEY REALTY TRUST INC
filed 1998-03-30
CIK 748580

                                 ==============================================

                                 NOONEY
                                 ----------------------------------------------

                                 REALTY
                                 ----------------------------------------------

                                 TRUST
                                 ==============================================

                                 A Real Estate Investment Trust



                                 1997
                                ANNUAL
                                REPORT

==============================================================================


NOONEY LOGO

                           NOONEY REALTY TRUST, INC.
                              1997 ANNUAL REPORT

CONTENTS                                                            PAGE
--------                                                            ----
Financial Highlights........................................       Inside
                                                                Front Cover

The Trust...................................................          1

Market Information..........................................          1

Dividends...................................................          1

Letter to Shareholders......................................          2

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.....................................      3

Financial Statements and Notes..............................          7

Directors and Officers......................................         17

Shareholder Information.....................................         18

                                               -------------------------------------

                                                      SELECTED FINANCIAL DATA

                                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------------
FOR THE YEAR:                                         1997            1996            1995            1994            1993
-------------                                         ----            ----            ----            ----            ----
                                                                  (NOT COVERED BY INDEPENDENT AUDITORS' REPORT)

  Rental and other income......................... $ 3,101,871     $ 3,017,982     $ 2,861,293     $ 2,719,324     $ 2,761,766
  Net income/(loss)...............................    (125,363)        216,538         185,597          42,217         163,001
      Per share...................................       (0.14)           0.25            0.21            0.05            0.19
  Funds from operations<F1>.......................     604,961         974,476         906,637         749,211         880,578
  Distributions declared..........................     381,314         693,299         563,307         424,646         433,312
      Per share...................................        0.44            0.80            0.65            0.49            0.50
        Paid in current year:
          Taxable to shareholders.................        0.09            0.40            0.31            0.22            0.24
          Return of capital.......................        0.35            0.40            0.34            0.37            0.16
        Declared 1993, paid in January 1994.......                                                       (0.10)           0.10

AT YEAR END:
------------

  Total assets.................................... $14,926,763     $15,481,638     $16,009,017     $16,504,068     $16,761,085
  Investment property - net.......................  13,769,633      14,214,620      14,811,351      15,219,284      15,605,700
  Mortgage note payable...........................   4,740,875       4,830,236       4,912,421       4,988,006       4,844,598
  Shareholders' equity............................   9,737,778      10,244,455      10,721,216      11,098,926      11,481,355
  Number of shares outstanding....................     866,624<F2>     866,624         866,624         866,624         866,624

---------------
<F1> Represents net income adjusted for depreciation and amortization.

<F2> Currently in dispute. For more information see Note 7 to the Financial
     Statements for the year ended December 31, 1997.

    See Management's Discussion and Analysis for discussion of comparability of items.

==============================================================================


THE TRUST

    Nooney Realty Trust, Inc. (the "Trust") is a corporation formed on June
14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust has invested in three properties: The Atrium at Alpha Business Center, an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building, an office building in Omaha, Nebraska; and the Franklin Park Distribution Center, a warehouse and distribution facility in suburban Chicago, Illinois. Since 1985 the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

                     ------------------------------------

MARKET INFORMATION

    The Company's common stock trades on The Nasdaq Stock Market under the symbol NRTI. The Nasdaq high and low prices for the shares during 1996 and 1997 were as follows:

                                                        HIGH               LOW
                                                        ----               ---
1997

    First Quarter.................................     $10.75            $ 9.75
    Second Quarter................................     $10.875           $ 9.50
    Third Quarter.................................     $11.625           $10.00
    Fourth Quarter................................     $11.75            $ 9.875

1996

    First Quarter.................................     $ 9.00            $ 7.25
    Second Quarter................................     $ 9.00            $ 8.00
    Third Quarter.................................     $10.23            $ 8.00
    Fourth Quarter................................     $10.50            $ 9.25

    As of February 1, 1998, there were 522 shareholders of record.

DIVIDENDS

    The following cash dividends were paid to shareholders during 1996 and 1997:

                                   1ST QTR.      2ND QTR.      3RD QTR.      4TH QTR.
                                   --------      --------      --------      --------
1996..........................       $.20          $.20          $.20          $.20
1997..........................       $.22          $.22           -0-           -0-

                                                                       ONE
                                                                   -----------

==============================================================================


March 31, 1998


To Our Shareholders:

    We are pleased to report that the net operating income of the Trust's properties exceeded our budget forecast for the year ended December 31, 1997.

    The Applied Communications Building in Omaha, Nebraska, and the Franklin Park Distribution Center in Chicago, Illinois, continued at 100% occupancy under existing leases. Management has reached an agreement to renew a major tenant lease at Franklin Park which expires June 20, 1998, for a ten-year period with a 39% increase in rent.

    The Atrium at Alpha Business Center in Bloomington, Minnesota, ended the year at 98% occupancy. Rental rates continued to increase for new and existing tenants.

    The Atrium building has been included in the Minneapolis Airport Committee's Safety Zone A for the future expansion of the Minneapolis Airport. Management is continuing to monitor the effect this expansion might have on the Atrium building. The Minneapolis Airport Committee may be petitioned to buy the building, or the Trust may elect to sell the project. Given the preliminary stage of the future expansion, management is unable to determine at this time what impact, if any, this matter will have on the future value of the Atrium building.

    For the fiscal year ended December 31, 1997, the Trust's earnings (losses) were ($125,363) or ($.14) per share. Funds from operations, which adds depreciation and amortization to net income computed in accordance with generally acceptable accounting principals, were $606,637 or $.70 per share. Funds from operations decreased $367,838 or $.42 per share compared to fiscal year 1996.

    The third quarter 1997 report explained in detail that the decrease in Funds from Operations was due to the cost of ongoing litigation and the holding of the special shareholders meeting on August 6, 1997. The Directors of the Trust have, from the beginning of KelCor's action last Spring, maintained and continue to maintain that an annual meeting of the Trust cannot be held until the validity of the "Excess Share" issue brought about by KelCor's original lawsuit filed last June is determined by a court of competent jurisdiction. Unfortunately the litigation continues.

    The Board of Directors is committed to scheduling an annual meeting as soon as the litigation is finally settled.

    The Directors, during the year, suspended the declaration and payment of regular quarterly dividends because the declaration and payment of dividends on any shares has been questioned due to the uncertain legal status surrounding the alleged "Excess Shares".

    In the meantime, the Directors and management will continue to aggressively manage the individual Trust's properties with a goal of maximizing shareholder value.

                                   Sincerely,

                                   NOONEY REALTY TRUST, INC.


                                   William J. Carden
                                   Chairman and Chief Executive Officer

    TWO
------------

==============================================================================


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    Cash reserves on hand as of December 31, 1997, were $657,470, an increase of $16,343 from year ended December 31, 1996. The increase in cash is attributable to an increase in cash provided by operating activities which increased the Trust's cash reserves. The Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 1998. The anticipated capital expenditures by property are as follows:

                                            OTHER          LEASING
                                           CAPITAL         CAPITAL           TOTAL
                                           -------         -------           -----
Atrium at Alpha.........................   $46,600         $86,336         $132,936
Franklin Park Dist. Center..............    25,000          79,405          104,405
Applied Communications Inc. Bldg........         0               0                0
                                           -------         -------         --------
                                           $71,600         $165,741        $237,341

    The capital expenditures at Atrium at Alpha Business Center include leasing capital for tenant alterations and lease commissions for new and renewal tenants. In addition, the Registrant anticipates spending capital funds for a new heating and air conditioning compressor, new tenant suite signage, and upgrading of the elevators. At Franklin Park Distribution Center, a contingency reserve has been set aside for possible capital expenditures arising from the annual inspections to the exterior of the property. In addition, a lease commission for the renewal of one of the major tenants has been budgeted. There are no capital expenditures anticipated at the Applied Communications Inc. building.

    The Trust's multi-tenant office building located in Bloomington, Minnesota has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC will be buying out impacted buildings during 1998 and 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buyout zone. The MAC has not indicated whether or not it will buyout the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Give the preliminary state of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

RESULTS OF OPERATIONS

    The results of operations for the Trust's properties for the years ended December 31, 1997, 1996 and 1995 are detailed in the schedule below. Administrative expenses of the Trust are excluded.

FUNDS FROM OPERATIONS

    The white paper on Funds from Operations approved by the board of governors of NAREIT in March 1995 defines funds from operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate

                                                                      THREE
                                                                   ------------

==============================================================================


related depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures. The Trust computes Funds from Operations in accordance with the standards established by the white paper which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions, or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust liquidity, nor is it indicative of funds available to fund the Trust cash needs including its ability to make distributions. The Trust believes Funds from Operations are helpful to investors as measures of the performance of the Trust because along with cash flows from operating activities, financing activities and investing activities, they provide investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures.

                                          ATRIUM AT        FRANKLIN PARK       APPLIED COMM.
                                            ALPHA          DIST. CENTER         INC. BLDG.
                                          ---------        -------------       -------------
1997
Revenues................................  $1,289,077          $755,679           $1,081,276
Expenses................................   1,051,050           582,497              897,735
                                          ----------          --------           ----------
Net Income..............................  $  238,027          $173,182           $  183,541
Depreciation and Amortization...........     352,248           178,182              183,164
                                          ----------          --------           ----------
Funds from Operations...................  $  590,275          $351,364           $  366,705

1996
Revenues................................  $1,211,306          $770,247           $1,035,582
Expenses................................   1,020,102           604,580              909,586
                                          ----------          --------           ----------
Net Income..............................  $  191,204          $165,667           $  125,996
Depreciation and Amortization...........     362,549           182,374              196,529
                                          ----------          --------           ----------
Funds from Operations...................  $  553,753          $348,041           $  322,525

1995
Revenues................................  $1,092,488          $752,875           $1,002,033
Expenses................................     919,264           583,418              887,751
                                          ----------          --------           ----------
Net Income..............................  $  173,224          $169,457           $  114,282
Depreciation and Amortization...........     336,993           177,021              190,406
                                          ----------          --------           ----------
Funds from Operations...................  $  510,217          $346,478           $  304,688

1997 COMPARISONS BY PROPERTY

    Operating results at the Atrium at Alpha Business Center improved during 1997. Revenues increased primarily due to increases in the base rental rates from tenants renewing and an increase in the escalation income received from the tenant, partially offset by a decrease in miscellaneous income. In 1996, the Trust received a cancellation fee due to the early termination of one of the tenants. Expenses overall increased due to slight increases in a number of the expense categories. There was no single expenditure which in and of itself is significant.

    FOUR
------------

==============================================================================


    At Franklin Park Distribution Center, the operating results were very steady when comparing the year ended 1997 to year ended 1996. Revenues decreased slightly due to a decrease in real estate tax reimbursement and common area maintenance reimbursement. Expenses decreased due to the decrease in real estate taxes and a decrease in building repairs and maintenance.

    At the Applied Communications Inc. building, the operating results improved during 1997. Revenues increased due to a built-in rent step-up annually from the building's only tenant and an increase in the escalation reimbursements. Operating expenses decreased slightly due to a decrease in parking lot expenses, depreciation and amortization, partially offset by an increase in building repairs and maintenance.

    Occupancy at the Trust's properties during the fourth quarter remained at a high level. This can be attributable to the Trust's ability to renew tenants at The Atrium at Alpha Business Center as their leases expired. The occupancy levels at December 31 are as follows:

                                                             OCCUPANCY LEVELS AT DECEMBER 31,
                                                            ----------------------------------
                                                            1997           1996           1995
                                                            ----           ----           ----
Atrium at Alpha...................................            98%            95%            99%
Franklin Park Dist. Center........................           100%           100%           100%
Applied Communications Inc. Bldg..................           100%           100%           100%

    During the fourth quarter, the occupancy level at Atrium at Alpha increased from 96% at the beginning of the quarter to 98% at the end of the quarter. During the quarter, three tenants leased an additional 5,027 square feet. One tenant renewed its lease for 3,605 square feet and two tenants vacated 3,608 square feet. For the year, occupancy increased 3%. During 1997 new leases were signed with seven tenants occupying 20,063 square feet. Renewal leases were signed with four tenants occupying 8,142 square feet, and three tenants vacated which occupied 17,808 square feet. The property has two major tenants who lease 11% and 20% of the building with leases which expire in May 1999 and July 2001, respectively. The tenant whose lease expires in 2001 has a cancellation option to cancel effective July 1999.

    Franklin Park Distribution Center has been fully leased by two tenants throughout 1997. The larger of the two tenants occupies 57% of the building while the other occupies 43% of the building. Their leases expire in December 1999 and June 1998, respectively. The Trust has reached an agreement to renew the lease at Franklin Park which expires June 20, 1998, for a ten-year period with a 39% increase in rent.

    The Applied Communications Inc. building has a single tenant who has occupied the entire building throughout 1997. This tenant's lease expires in August 1999.

YEAR 2000 ISSUES

    The Registrant believes that the impact of the year 2000 will not have a material impact on future results. The Registrant utilizes various computer software packages as tools in running its accounting operations. The Registrant's properties are maintained on software provided by a third party. The Registrant has received information from that company indicating that the main software program has all its core products already compatible with 2000 dates and that these have been proven in the field for over five years. A few of the add on products that are not critical to the Registrant's business are in process of being updated and the third party vendor anticipates compliance by the end of 1998.

                                                                       FIVE
                                                                   ------------

==============================================================================


1997 COMPARISONS

    For the year ended December 31, 1997, the Trust's consolidated revenues were $3,110,120 compared to $3,033,511 for the year ended December 31, 1996. Thus, revenues increased 3% or $76,609. The increase in consolidated revenues relates mainly to increases in base rental rates at the Atrium at Alpha Business Center and the Applied Communications Inc. building.

    The Trust's consolidated expenses for the year ended December 31, 1997, were $3,235,483 compared to $2,816,973 for the year ended December 31, 1996. The increase in expenses is due primarily to the high cost of the two lawsuits and a related proxy contest that the Trust has been involved in during 1997.

    The net loss for the year ended December 31, 1997, was ($125,363) or ($.14) per share. Net income in 1996 was $216,538 or $.25 per share. The high cost of the two lawsuits and a related proxy contest has negatively impacted the operations of the Trust.

    Cash flow provided by operating activities was $669,835 for 1997. The Trust paid capital expenditures of $182,817, paid dividends to shareholders of $381,314, and reduced the principal on the mortgage notes by $89,361 during 1997.

1996 COMPARISONS

    For the year ended December 31, 1996, the Trust's consolidated revenues were $3,033,511 compared to $2,865,261 for the year ended December 31, 1995. This is a 6% increase, or $168,250. The increase in consolidated revenues relates mainly to the Atrium at Alpha Business Center and the Applied Communications Inc. building. At Atrium at Alpha Business Center, revenues increased due to the receipt of a tenant's lease cancellation fee and an increase in escalation income. Revenues increased at the Applied Communications Inc. building due to the single tenant's built-in step-up rent increase.

    The Trust's consolidated expenses for the year ended December 31, 1996, were $2,816,973 compared to $2,679,664 for the year ended December 31, 1995. The increase in expenses is attributable to real estate taxes, property management fee increases due to higher income and an increase in repair and maintenance expense.

    Net income increased $30,941 or $.04 per share when compared to the year ended December 31, 1995. For the year ended December 31, 1996, net income was $216,538 resulting in earnings of $.25 per share. Cash flow from operations from the year ended December 31, 1996, was $928,863. The Trust paid out dividends of $693,299 or $.80 per share during 1996.

    Cash flow from operations was also used to fund minor property capital expenditures and principal payments on the Trust's note payable of $82,185.

INFLATION

    The effects of inflation did not have a material impact upon the Trust's operation in fiscal 1995, 1996 and l997.

    SIX
------------

==============================================================================


                         INDEPENDENT AUDITORS' REPORT

To the Shareholders of
  Nooney Realty Trust, Inc.:

We have audited the accompanying balance sheets of Nooney Realty Trust, Inc. (the "Trust") as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/S/ DELOITTE & TOUCHE LLP

January 16, 1998
(March 10, 1998 as to Note 7 and
February 9, 1998 and March 1, 1998 as to Note 8)
St. Louis, Missouri

                                                                       SEVEN
                                                                   ------------

==============================================================================


NOONEY REALTY TRUST, INC.

BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1997              1996
                                                                                  ----              ----
                                  ASSETS
CASH.......................................................................    $   657,470       $   641,127

ACCOUNTS RECEIVABLE--no allowance for doubtful accounts considered
  necessary................................................................        260,085           353,619

PREPAID EXPENSES...........................................................         28,560            29,266

INVESTMENT PROPERTY--at cost (Note 3):

    Land...................................................................      2,568,955         2,568,955

    Buildings and improvements.............................................     17,739,921        17,593,831
                                                                               -----------       -----------
                                                                                20,308,876        20,162,786
    Less accumulated depreciation..........................................     (6,539,243)       (5,948,166)
                                                                               -----------       -----------
                                                                                13,769,633        14,214,620
DEFERRED EXPENSES--at amortized cost (Note 5)..............................        211,015           243,006
                                                                               -----------       -----------
TOTAL......................................................................    $14,926,763       $15,481,638
                                                                               ===========       ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

    Mortgage note payable (Note 3).........................................    $ 4,740,875       $ 4,830,236

    Accounts payable and accrued expenses..................................        448,110           406,947
                                                                               -----------       -----------
            Total liabilities..............................................      5,188,985         5,237,183
                                                                               -----------       -----------
SHAREHOLDERS' EQUITY:

    Common stock, $1 par value--Authorized, 5,000,000 shares; issued and
      outstanding, 866,624 shares (Note 7).................................        866,624           866,624

    Additional paid-in capital.............................................     14,252,532        14,252,532

    Distributions in excess of net income..................................     (5,381,378)       (4,874,701)
                                                                               -----------       -----------
            Total shareholders' equity.....................................      9,737,778        10,244,455
                                                                               -----------       -----------
TOTAL......................................................................    $14,926,763       $15,481,638
                                                                               ===========       ===========

                      See notes to financial statements.

   EIGHT
------------

==============================================================================

                                               NOONEY REALTY TRUST, INC.

                                               STATEMENTS OF OPERATIONS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                 1997           1996           1995
                                                                                 ----           ----           ---
REVENUES:

    Rental and other income (Notes 4 and 6)................................    $3,101,871     $3,017,982     $2,861,293

    Interest income........................................................         8,249         15,529          3,968
                                                                               ----------     ----------     ----------
        Total revenues.....................................................     3,110,120      3,033,511      2,865,261
                                                                               ----------     ----------     ----------
EXPENSES:

    Depreciation and amortization..........................................       730,324        757,938        721,040

    Real estate taxes......................................................       564,132        579,305        523,735

    Professional fees (Note 7).............................................       431,825         49,836         54,256

    Interest on mortgage note..............................................       402,351        411,220        416,126

    Utilities..............................................................       288,553        280,400        289,392

    Advisory fee--related party (Note 5)...................................       118,906        117,864        116,309

    Property management fees--related party (Note 5).......................       118,269        112,982        106,367

    Repairs and maintenance................................................        98,217         89,299         60,081

    Trustee fees and expenses..............................................        37,868         18,323         14,879

    Other operating expenses...............................................       445,038        399,806        377,479
                                                                               ----------     ----------     ----------
        Total expenses.....................................................     3,235,483      2,816,973      2,679,664
                                                                               ----------     ----------     ----------
NET INCOME (LOSS)..........................................................    $ (125,363)    $  216,538     $  185,597
                                                                               ==========     ==========     ==========
PER SHARE DATA:

    Net income (loss) (Note 7).............................................    $    (0.14)    $     0.25     $     0.21
                                                                               ==========     ==========     ==========
    Distributions:

        Paid in current year:

            Taxable to shareholders........................................    $     0.09     $     0.40     $     0.31

            Return of capital..............................................          0.35           0.40           0.34
                                                                               ----------     ----------     ----------
        Total paid in current year.........................................    $     0.44     $     0.80     $     0.65
                                                                               ==========     ==========     ==========
    Weighted average shares outstanding (Note 7)...........................       866,624        866,624        866,624
                                                                               ==========     ==========     ==========

                      See notes to financial statements.

                                                                        NINE
                                                                   ------------

==============================================================================


                                              NOONEY REALTY TRUST, INC.

                                         STATEMENTS OF SHAREHOLDERS' EQUITY

                                    YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          COMMON STOCK
                                                     ---------------------       ADDITIONAL     DISTRIBUTIONS
                                                       NUMBER                     PAID-IN       IN EXCESS OF
                                                     OF SHARES      AMOUNT        CAPITAL        NET INCOME
                                                     ---------      ------       ----------     -------------
                                                      (NOTE 7)
BALANCE, JANUARY 1, 1995..........................    866,624       $866,624     $14,252,532     $(4,020,230)

    Net income....................................                                                   185,597

    Dividends paid................................                                                  (563,307)
                                                      -------       --------     -----------     -----------
BALANCE, DECEMBER 31, 1995........................    866,624        866,624      14,252,532      (4,397,940)

    Net loss......................................                                                   216,538

    Dividends paid................................                                                  (693,299)
                                                      -------       --------     -----------     -----------
BALANCE, DECEMBER 31, 1996........................    866,624        866,624      14,252,532      (4,874,701)

    Net loss......................................                                                  (125,363)

    Dividends paid................................                                                  (381,314)
                                                      -------       --------     -----------     -----------
BALANCE, DECEMBER 31, 1997........................    866,624       $866,624     $14,252,532     $(5,381,378)
                                                      =======       ========     ===========     ===========

                      See notes to financial statements.

   TEN
------------

==============================================================================


                                               NOONEY REALTY TRUST, INC.

                                               STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                 1997          1996           1995
                                                                                 ----          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net (loss) income from operations......................................    $(125,363)    $ 216,538     $   185,597

    Adjustments to reconcile net (loss) income to net cash provided by operating activities:

        Depreciation.......................................................      627,804       626,300         613,893

        Amortization of deferred expenses..................................      102,520       131,638         107,147

        Changes in accounts affecting operations:

            Accounts receivable............................................       93,534       (91,647)         15,093

            Prepaid expenses...............................................          706        55,537         (48,194)

            Deferred expenses..............................................      (70,529)      (41,070)        (71,215)

            Accounts payable and accrued expenses..........................       41,163        31,567         (41,756)
                                                                               ---------     ---------     -----------
                Net cash provided by operating activities..................      669,835       928,863         760,565
                                                                               ---------     ---------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Net additions to investment property...................................     (182,817)      (29,569)       (205,960)
                                                                               ---------     ---------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:

    Dividends paid to shareholders.........................................     (381,314)     (693,299)       (563,307)

    Payments on mortgage note payable......................................      (89,361)      (82,185)        (75,585)
                                                                               ---------     ---------     -----------
                Net cash used in financing activities......................     (470,675)     (775,484)       (638,892)
                                                                               ---------     ---------     -----------
NET INCREASE (DECREASE) IN CASH............................................       16,343       123,810         (84,287)

CASH, BEGINNING OF YEAR....................................................      641,127       517,317         601,604
                                                                               ---------     ---------     -----------
CASH, END OF YEAR..........................................................    $ 657,470     $ 641,127     $   517,317
                                                                               =========     =========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    Cash paid during the year for interest.................................    $ 402,351     $ 411,220     $   416,126
                                                                               =========     =========     ===========

                      See notes to financial statements.

                                                                      ELEVEN
                                                                   ------------

==============================================================================


                           NOONEY REALTY TRUST, INC.


                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1--BUSINESS:

    Nooney Realty Trust, Inc. (the "Trust"), a Missouri corporation, was formed on June 14, 1984 for the purpose of making equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust's portfolio is comprised of a multi-tenant office building located in Bloomington, Minnesota (Note 9); a single-tenant office building located in Omaha, Nebraska; and a warehouse and distribution facility in Franklin Park, Illinois. These properties generated 41.2%, 34.6% and 24.2% of rental and other income, respectively, for the year ended December 31, 1997.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Trust has qualified and elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders (See Note 7). Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 1997, the Trust has net operating loss carryforwards of approximately $835,000 for tax purposes which expire in various amounts through 2005.

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

    Buildings and improvements are depreciated over their estimated useful lives (35 years) using the straight-line method. Tenant improvements are depreciated over the term of the lease.

    Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective leases or notes.

    Lease agreements are accounted for as operating leases and rentals from such leases are reported as revenues ratably over the terms of the leases. Certain lease agreements provide for rent concessions. At December 31, 1997, accounts receivable include approximately $140,000 ($166,000 in 1996) of accrued rent concessions which is not yet due under the terms of the various lease agreements.

    Included in rental and other income are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities and common area maintenance. The income is recorded in the same period that the related expense is incurred.

  TWELVE
------------

==============================================================================


                           NOONEY REALTY TRUST, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    In February 1997, Statement of Financial Accounting Standards ("SFAS") 128, Earnings Per Share, ("EPS") was issued. The statement is applicable to the Trust for the year ended December 31, 1997. The Trust displays only basic EPS on the face of the statement of operations as there were no items having a dilutive effect on EPS.

    Net income (loss) per share was computed based upon the weighted average number of shares of common stock outstanding during each year. Distributions per share are stated at the amount per share declared by the Directors. The taxability of all distributions paid is based upon earnings and profits as defined by the Internal Revenue Code. The taxability of distributions declared but unpaid is determined in the year the dividend is paid.

NOTE 3--MORTGAGE NOTE PAYABLE:

    Mortgage note payable at December 31 consists of the following:

                                                                                1997           1996
                                                                                ----           ----
    8.4%, due in monthly installments of $40,976 including interest to
      November 2001 when remaining principal payment of $4,330,508 is
      due..................................................................   $4,740,875     $4,830,236
                                                                              ==========     ==========

    The mortgage note is collateralized by deeds of trust and assignments of rents on all investment properties. Principal payments required are as follows:

              1998.........................................................        97,162
              1999.........................................................       105,646
              2000.........................................................       114,870
              2001.........................................................     4,423,198
                                                                               ----------
                                                                               $4,740,875
                                                                               ==========

    In accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, the estimated fair value of mortgage notes payable with maturities greater than one year is determined based on rates currently available to the Trust for mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 1997 and 1996 are summarized as follows:

                                                              1997                         1996
                                                     -----------------------      -----------------------
                                                     CARRYING      ESTIMATED      CARRYING     ESTIMATED
                                                      AMOUNT      FAIR VALUE       AMOUNT      FAIR VALUE
                                                     --------     ----------      --------     ----------
Mortgage notes payable............................   $4,740,875    $4,802,000    $4,830,236    $4,858,000

    Fair value estimates are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligation at fair value may not be possible and may not be a prudent management decision. The potential loss on

                                                                     THIRTEEN
                                                                   ------------

==============================================================================


                           NOONEY REALTY TRUST, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

extinguishment at December 31, 1997 does not take into consideration expenses that would be incurred to settle the debt obligation at fair value.

NOTE 4--RENTAL REVENUES UNDER OPERATING LEASES:

    Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 1997 are as follows:

              1998..............................................    $2,482,000
              1999..............................................     1,838,000
              2000..............................................       441,000
              2001..............................................       164,000
                                                                    ----------
                  Total.........................................    $4,925,000
                                                                    ==========

    In addition, certain lease agreements require tenant participation in certain operating expenses and additional contingent rentals based upon percentages of tenant sales in excess of minimum amounts. Tenant participation in expenses included in revenues approximated $403,000 for the year ended December 31, 1997, $417,000 in 1996, and $411,000 in 1995. Contingent rentals were not significant for the years ended December 31, 1997, 1996 and 1995.

NOTE 5--RELATED PARTY TRANSACTIONS:

    The Trust has entered into an agreement with Nooney Advisors Ltd., L.P. (the "Advisor"), a Missouri limited partnership, to advise the Trust with respect to the Trust's investments and investment policies and to administer the operations of the Trust. This advisory agreement is renewable annually by a vote of the Directors. A notice to terminate the contract effective February 9, 1998 was approved on December 10, 1997 (See Note 8). An Officer and Director of the Trust is a general partner of Nooney Advisors Ltd., L.P. The Advisor receives a fee for its services based upon net invested assets or net operating income as defined in the agreement. The fees were $118,906, $117,864 and $116,309 for the years ended December 31, 1997, 1996 and 1995, respectively.

    Certain other affiliates of the Advisor receive lease commissions and property management fees in connection with the operation of investment real estate owned by the Trust. In 1997, lease commissions of $41,330 ($21,014 in 1996) were paid by the Trust to Nooney Krombach Company, an affiliate of the Advisor. Lease commissions are capitalized as deferred expenses and amortized over the life of the lease. Additionally, property management fees paid to Nooney Krombach Company were $98,558 for the period January 1, 1997 through October 31, 1997, and $112,982 and $106,367 for the years ended December 31, 1996 and 1995, respectively.

    On October 31, 1997, Nooney Company sold its property management business operated through its wholly-owned subsidiary, Nooney Krombach Company, to Nooney Real Estate Company D/B/A Nooney Inc., an indirect wholly-owned subsidiary of CGS Real Estate Company, Inc., a Texas corporation. Simultaneously Nooney Company, Gregory J. Nooney, Jr. and PAN, Inc. sold their general and limited partnership interest in Nooney Advisors Ltd., L.P., the

  FOURTEEN
------------

==============================================================================-


                           NOONEY REALTY TRUST, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

external advisor to the Registrant to S-P Properties, Inc., a California corporation, which also is a wholly-owned subsidiary of CGS Real Estate Company. Prior to the sale, the independent Directors of the Registrant approved the change in control of the Advisor and authorized a new management contract for the Registrant's properties with Nooney Inc., with the same terms and expiration dates as the existing advisory and management contracts. In 1997, lease commissions of $8,266 were paid by the Trust to Nooney Inc. for the period from November 1, 1997 to December 31, 1997. In the same period, the Trust paid Nooney Inc. management fees of $19,711.

NOTE 6--MAJOR TENANTS:

    A substantial amount of the Trust's revenue in 1997 was derived from three major tenants, revenue from which amounted to $1,093,649, $418,928 and $337,813 or 35.2%, 13.5%, and 10.9%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1996 was derived from three major tenants whose rentals amounted to $1,035,600, $463,000 and $343,900 or 34.3%, 15.4% and
11.4%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1995 was derived from three major tenants whose rentals amounted to $978,000, $411,000 and $335,000 or 34.2%, 14.4% and 11.7%, respectively, of total revenues.

NOTE 7--LAWSUITS:

    As of December 31, 1997, the Trust is a party to two lawsuits. The first is State of Missouri ex rel. KelCor, Inc. v. Nooney Realty Trust, Inc. On August 8, 1997, KelCor, Inc., a shareholder of the Trust, filed a Petition for mandamus relief against the Trust. KelCor's Petition sought a writ of mandamus compelling the Trust to hold an Annual Meeting of shareholders by October 31, 1997. The Trust opposed KelCor's Petition on the basis that the Trust was unable to hold a valid meeting because of uncertainty over the validity of certain shares of the Trust and that the determination of the validity of those shares needed to first be determined. The case was tried before the Court on December 1, 1997, on which date the Court entered a permanent order of mandamus requiring the Trust to hold an Annual Meeting by January 15, 1998. The Trust appealed the Court's order to the Missouri Court of Appeals for the Eastern District. An oral argument on appeal was held on March 10, 1998. No decision has been received. The Board of Directors continues to maintain that KelCor is not entitled to mandamus relief with respect to the holding of an Annual Meeting.

    The second lawsuit is Nooney Realty Trust, Inc. v. David L. Johnson, et. al. This has been filed in the Circuit Court of Jackson County, Missouri. On August 18, 1997, the Trust filed a petition for declaratory judgment against certain individuals and entities who claim to hold shares of the Trust. The Trust initiated the suit to obtain a judicial determination of the validity and status of some of the Trust's shares (known as "Excess Shares") which Defendants claim to have purchased as a group on August 26, 1997. The Defendants moved to dismiss the suit and/or to stay the suit pending resolution of the KelCor's mandamus suit in St. Louis County above. On December 9, 1997, the Court denied Defendants' motion to dismiss the suit but stayed the case pending disposition of the mandamus action. The Board of Directors plans to conduct discovery as permitted by the Court so that the validity and status of the Excess Shares can be finally determined pursuant to this suit.

                                                                      FIFTEEN
                                                                   ------------

==============================================================================


                           NOONEY REALTY TRUST, INC.


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the financial position and results of operations reflected in the financial statements presented herein. In addition, a determination in the second lawsuit that the Trust's shares at issue are Excess Shares may result in these shares being returned to the Trust's treasury without compensation, thus reducing the number of shares outstanding and increasing shareholders' equity per outstanding share. At this point, however, management cannot predict with certainty whether such shares will be deemed to be Excess Shares or how such shares will be treated if they are deemed to be Excess Shares. Once the validity and status of the Excess Shares can be determined, the Trust will be in a position to hold an Annual Meeting. Until the validity of the Excess Shares is known, the payment of dividends has been suspended. In order for the Trust to continue to qualify as a REIT, substantially all of the Trust's taxable income must be distributed to its shareholders. Accordingly, lack of resolution of the status of the Excess Shares could affect the Trust's ability to continue to qualify as a REIT under the Internal Revenue Code in the future. The cost of the two lawsuits has been significant and has negatively impacted the earnings during 1997 and will continue to do so in 1998 as the two court cases move forward.

NOTE 8--SUBSEQUENT EVENTS:

    Effective February 9, 1998, the Trust's contracts with Nooney Advisors Ltd., L.P. and Nooney, Inc. were canceled due to a vote at a special meeting of the Board of Directors on December 10, 1997, changing the governance and management of the Trust to that of an internally self-managed trust. Effective March 1, 1998, the Trust entered into two five year employment agreements that are cancelable after 3 years subject to certain performance criteria as defined in the employment agreements. Annual compensation recognizable under the agreements total $300,000 and include options to purchase 75,000 shares of the Trust's common stock at $10.00 per share. No options may be exercised during 1998. The options expire in various years from 2004 through 2008.

NOTE 9--CONTINGENCY:

    The Trust's multi-tenant office building located in Bloomington, Minnesota has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC will be buying out impacted buildings during 1998 and 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buyout zone. The MAC has not indicated whether or not it will buyout the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary stage of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

  SIXTEEN
------------

==============================================================================


DIRECTORS AND OFFICERS

  Board of Directors

     William J. Carden             Founder and Chief Executive Officer of CGS Real
                                   Estate Company, Newport Beach, California. CGS is a
                                   diversified real estate investment management company.

     Lawrence E. Fiedler           Real estate owner, consultant and educator.

     William W. Geary, Jr.         President, Carlsberg Mangement Company, Santa
                                   Monica, California.

     James P. Ingram               President, Cambridge Savings Bank, Cambridge,
                                   Massachusetts.

     Gregory J. Nooney, Jr.        Chairman of the Board and Chief Executive Officer,
                                   Nooney, Inc. Nooney Inc. is a real estate
                                   investment management firm, and a wholly-owned
                                   subsidiary of CGS Real Estate Company.

  Officers

     William J. Carden             Chief Executive Officer and Chairman of the Board

     Gregory J. Nooney, Jr.        Vice Chairman

     Patricia A. Nooney            President and Secretary

     Thomas N. Thurber             Treasurer and CFO

                                                                     SEVENTEEN
                                                                   ------------

==============================================================================


                                                                    NOONEY LOGO

                            SHAREHOLDER INFORMATION

Transfer Agent:

ChaseMellon Shareholder Services
P.O. Box 3316
South Hackensack, NJ 07606-1916

Legal Counsel:

Bryan Cave LLP
St. Louis, Missouri

Independent Accountants:

Deloitte & Touche LLP
St. Louis, Missouri

The following information is available to shareholders without charge upon written request to Patricia A. Nooney, Secretary, Nooney Realty Trust, Inc., 500 N. Broadway, St. Louis, Missouri 63102:

Annual Report on Form 10-K filed with the Securities and Exchange Commission. Form 10-K is available in April.

Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Forms 10-Q are available in May, August and November.

Nooney Realty Trust, Inc. Dividend Reinvestment Plan and Enrollment Card


  EIGHTEEN
------------

INVESTMENT PROPERTIES

THE ATRIUM
AT ALPHA BUSINESS CENTER
BLOOMINGTON, MINNESOTA

APPLIED COMMUNICATIONS, INC. BUILDING
OMAHA, NEBRASKA

FRANKLIN PARK DISTRIBUTION CENTER
FRANKLIN PARK, ILLINOIS






NOONEY REALTY TRUST
500 N. BROADWAY
ST. LOUIS, MISSOURI 63102