Form 10-K, Exhibit 13
period 1998-12-31
NOONEY REALTY TRUST INC
filed 1999-03-25
CIK 748580

                                 =========================================
                                 NOONEY
                                 -----------------------------------------
                                 REALTY
                                 -----------------------------------------
                                 TRUST
                                 =========================================
                                 A Real Estate Investment Trust


                                 1998
                                 ANNUAL
                                 REPORT

================================================================================

NOONEY LOGO

                           NOONEY REALTY TRUST, INC.

                              1998 ANNUAL REPORT

CONTENTS                                                             PAGE
--------                                                             ----
Financial Highlights........................................        Inside
                                                                  Front Cover
The Trust...................................................           1
Market Information..........................................           1
Dividends...................................................           1
Letter to Shareholders......................................           2
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................           3
Financial Statements and Notes..............................           8
Directors and Officers......................................          21
Shareholder Information.....................................          22

                      ------------------------------------

                                                      SELECTED FINANCIAL DATA
                                                                              YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------------------------------------------
FOR THE YEAR:                                        1998             1997             1996             1995             1994
-------------                                        ----             ----             ----             ----             ----
                                                                   (NOT COVERED BY INDEPENDENT AUDITORS' REPORT)

  Rental and other income.......................  $ 3,161,030      $ 3,101,871      $ 3,017,982      $ 2,861,293      $ 2,719,324
  Net income/(loss).............................     (490,059)        (125,363)         216,538          185,597           42,217
      Per share.................................        (0.57)           (0.14)            0.25             0.21             0.05
  Funds from operations<F1>.....................      250,146          604,961          974,476          906,637          749,211
  Distributions declared........................           --          381,314          693,299          563,307          424,646
      Per share.................................           --             0.44             0.80             0.65             0.49
        Paid in current year:
          Taxable to shareholders...............           --             0.09             0.40             0.31             0.22
          Return of capital.....................           --             0.35             0.40             0.34             0.37
        Declared 1993, paid in January 1994.....                                                                            (0.10)

AT YEAR END:
------------

  Total assets..................................  $14,557,537      $14,926,763      $15,481,638      $16,009,017      $16,504,068
  Investment property - net.....................   13,355,053       13,769,633       14,214,620       14,811,351       15,219,284
  Mortgage note payable.........................    4,643,712        4,740,875        4,830,236        4,912,421        4,988,006
  Shareholders' equity..........................    9,247,719        9,737,778       10,244,455       10,721,216       11,098,926
  Number of shares outstanding..................      866,624<F2>      866,624          866,624          866,624          866,624

--------

<F1> Represents net income adjusted for depreciation and amortization.

<F2> Currently in dispute. For more information see Note 7 to the Financial
     Statements for the year ended December 31, 1998.

    See Management's Discussion and Analysis for discussion of comparability of items.

================================================================================

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

                      ------------------------------------

MARKET INFORMATION

    The Company's common stock trades on The Nasdaq Stock Market under the symbol NRTI. The Nasdaq high and low prices for the shares during 1997 and 1998 were as follows:

                                                          HIGH                LOW
                                                          ----                ---
1998
    First Quarter.................................       $ 11.00            $ 9.00
    Second Quarter................................       $ 11.00            $ 8.375
    Third Quarter.................................       $ 9.875            $ 8.00
    Fourth Quarter................................       $ 8.750            $ 7.25
1997
    First Quarter.................................       $ 10.75            $ 9.75
    Second Quarter................................       $ 10.875           $ 9.50
    Third Quarter.................................       $ 11.625           $10.00
    Fourth Quarter................................       $ 11.75            $ 9.875

    As of February 1, 1999, there were 500 shareholders of record.

DIVIDENDS

    The following cash dividends were paid to shareholders during 1997 and 1998:

                                     1ST QTR.           2ND QTR.           3RD QTR.            4TH QTR.
                                     --------           --------           --------            --------
1997..........................         $.22               $.22                -0-                 -0-
1998..........................          -0-                -0-                -0-                 -0-

                                                                      ONE
                                                                ----------------

================================================================================

March 24, 1999

To Our Shareholders:

    Applied Communications, Inc., the single occupant of the office building in Omaha, Nebraska, renewed their lease in 1998 for ten years with annual rent increases of 3%.

    The negotiation of a renewal of the Kerry Foods lease in the Franklin Park Distribution Center was almost completed when Kerry Foods purchased another company, substantially increasing their space needs beyond the 70,000 square feet they currently occupied in our project, and vacated the premises in October, 1998. The Chicago area industrial market is active and several prospects have toured the space, however, a replacement tenant has not been secured as of this date.

    The Atrium At Alpha Business Center, a multi-tenant office building in Bloomington, Minnesota, had average occupancy of 93% during the year until a 14,000 square foot tenant vacated in the fourth quarter pursuant to a mutual cancellation agreement. However, a new lease for 14,000 square feet was executed for a rental rate which is 20% higher than what the previous tenant was paying.

    The Atrium At Alpha Business Center has been included in the Minneapolis Airport Committee's "Safety Zone A" for future expansion of the Minneapolis airport. The Trust is continuing to monitor the effect this may have on the property, however, there were no significant developments during 1998.

    For the fiscal year ended December 31, 1998, the Trust's earnings (losses) were ($490,061) or ($.57) per share. Funds from operations, which adds depreciation and amortization to net income computed in accordance with generally accepted accounting principals, were $251,332 or $.29 per share. Funds from operations decreased $355,305 or $.41 per share compared to fiscal 1997. This decrease is attributable to the litigation the Trust is involved in as explained below.

    During 1998 the Trust successfully completed litigation brought by KelCor, Inc. which filed a Petition for Mandamus relief against the Trust to compel the holding of an annual meeting prior to the resolution of the "excess share" issue. While the lower court entered an Order of Mandamus against the Trust on April 14, 1998, the Court of Appeals reversed and remanded the cause to the trial court with directions to Quash the Writ of Mandamus, finding that KelCor had attempted "to play fast and loose with the court." The Trust filed a lawsuit on August 14, 1997, seeking to resolve the "excess share" issue. This lawsuit has been placed on the March 29, 1999, docket call. Both sides have filed Motions for Summary Judgment which have not been ruled on to date by the court.

    The Board of Directors intends for the validity and status of the excess shares to be finally determined pursuant to this suit.

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

                                   Sincerely,
                                   NOONEY REALTY TRUST, INC.

                                   William J. Carden
                                   Chairman and Chief Executive Officer

      TWO
----------------

================================================================================

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

    Cash reserves on hand as of December 31, 1998, were $505,365, a decrease of $152,105 from year ended December 31, 1997. The decrease in cash is attributable mainly to high legal fees incurred by the Trust. The Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 1999. Expenditures for leasing capital are dependent on the timing and actual dollars negotiated for leases. If cash reserves decrease substantially through the year, the Trust will defer some of the Other Capital budgeted until the following year. The anticipated capital expenditures by property are as follows:

                                             OTHER            LEASING
                                            CAPITAL           CAPITAL             TOTAL
                                            -------           -------             -----
Atrium at Alpha.........................    $242,150         $  397,425         $  639,575
Franklin Park Dist. Center..............      22,345            266,524            288,869
Applied Communications Inc. Bldg........           0            350,000            350,000
                                            --------         ----------         ----------
                                            $264,495         $1,013,949         $1,278,444

    The capital expenditures at Atrium at Alpha Business Center include leasing capital for tenant alterations and lease commissions for new and renewal tenants. In addition, the Registrant anticipates spending capital funds for renovation and refurbishing of the common areas of the building. The plans include renovations to the restrooms, lobby area, common corridors, and elevators. In addition, new tenant signage and exterior monument sign are planned. At Franklin Park Distribution Center, painting of the exterior metal panels of the building is planned. Leasing capital for tenant alterations and a lease commission upon the leasing of the vacant space is budgeted. At The Applied Communications, Inc. building, the single occupant in the building renewed their lease in 1998. The funds to reimburse the tenant for certain tenant alterations may be paid during 1999 or deferred until 2000 or 2001 depending on when the tenant elects to perform the work.

    The Trust's multi-tenant office building located in Bloomington, Minnesota has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC will be buying out impacted buildings during 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buy out zone. The MAC has not indicated whether or not it will buy out the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary state of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

RESULTS OF OPERATIONS

    The results of operations for the Trust's properties for the years ended December 31, 1998, 1997 and 1996 are detailed in the schedule below. Administrative expenses of the Trust are excluded.

                                                                      THREE
                                                                ----------------

================================================================================

FUNDS FROM OPERATIONS

    The white paper on Funds from Operations approved by the board of governors of NAREIT in March 1995 defines funds from operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnership and joint ventures. The Trust computes Funds from Operations in accordance with the standards established by the white paper which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions, or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust liquidity, nor is it indicative of funds available to fund the Trust cash needs including its ability to make distributions. The Trust believes Funds from Operations are helpful to investors as measures of the performance of the Trust because along with cash flows from operating activities, financing activities and investing activities, they provide investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures.

                                          ATRIUM AT          FRANKLIN PARK         APPLIED COMM.
                                            ALPHA            DIST. CENTER           INC. BLDG.
                                          ---------          -------------         -------------
1998
Revenues................................  $1,341,760           $780,954             $1,111,684
Expenses................................   1,110,703            648,049                924,891
                                          ----------           --------             ----------
Net Income..............................  $  231,057           $132,905             $  186,793
Depreciation and Amortization...........     352,271            163,151                208,054
                                          ----------           --------             ----------
Funds from Operations...................  $  583,328           $296,056             $  394,847

1997
Revenues................................  $1,289,077           $755,679             $1,081,276
Expenses................................   1,051,050            582,497                897,735
                                          ----------           --------             ----------
Net Income..............................  $  238,027           $173,182             $  183,541
Depreciation and Amortization...........     352,248            178,182                183,164
                                          ----------           --------             ----------
Funds from Operations...................  $  590,275           $351,364             $  366,705

1996
Revenues................................  $1,211,306           $770,247             $1,035,582
Expenses................................   1,020,102            604,580                909,586
                                          ----------           --------             ----------
Net Income..............................  $  191,204           $165,667             $  125,996
Depreciation and Amortization...........     362,549            182,374                196,529
                                          ----------           --------             ----------
Funds from Operations...................  $  553,753           $348,041             $  322,525

1998 COMPARISONS BY PROPERTY

    Operating results at the Atrium at Alpha Business Center remained steady during 1998. Revenues increased slightly, primarily due to increases in the base rental rates from tenants renewing and the receipt of early cancellation fees from some tenants electing to vacate their space early. Operating expenses increased due to an increase in real estate taxes, common area maintenance, and professional services.

      FOUR
----------------

================================================================================

    At Franklin Park Distribution Center, revenues increased due to an increase in rental income, common area maintenance reimbursements, and real estate tax reimbursements. Operating expenses increased due to one tenant vacating their space and the costs associated with the cleanup and preparation of the space for re-leasing.

    At the Applied Communications, Inc. building, operating results were steady when compared to the prior year. Rental revenues increased due to a built-in step-up rent in the building's only tenant, and the fact that the tenant renewed its lease during the year at a slight increase in the base rental rate. Operating expenses increased slightly due to a number of different expense categories, none of which are significant in and of themselves, as well as an increase in amortization.

    The occupancy levels at December 31 are as follows:

                                                                      OCCUPANCY LEVELS AT DECEMBER 31,
                                                                    ------------------------------------
                                                                    1998            1997            1996
                                                                    ----            ----            ----
      Atrium at Alpha...................................             76%             98%             95%
      Franklin Park Dist. Center........................             57%            100%            100%
      Applied Communications Inc. Bldg..................            100%            100%            100%

    During the fourth quarter, the occupancy level at Atrium at Alpha decreased to 76%. During the quarter, one of the major tenants of the building vacated pursuant to a mutual cancellation agreement. This tenant occupied 13,998 square feet as well as a 600 square foot storage space. Simultaneously, the Trust executed a new lease with a tenant to occupy this space beginning in 1999. As of January 1999, occupancy has increased back up to 92%. During 1998 new leases were signed with 3 tenants occupying 2,574 square feet. Renewal leases were signed with 3 tenants occupying 7,334 square feet and 6 tenants vacated, which occupied 21,997 square feet. The property has one major tenant on two leases occupying 11% of the building. The two leases expire in May 1999 and October 1999. The Registrant is in discussion with the tenant on renewals of their leases.

    Franklin Park Distribution Center was fully leased by two tenants through October 1998. In October, the tenant occupying 43% of the building vacated as the building did not have expansion space which the tenant needed. The other tenant occupying 57% of the building is on a lease which expires in December 1999. The Registrant is negotiating with the tenant on a renewal lease.

    The Applied Communications, Inc. building has a single tenant who has occupied the building throughout 1998. During 1998, this tenant and the Registrant negotiated a new ten-year renewal of the tenant's lease. The lease now expires in August 2008.

    The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems the Property to be impaired if a forecast of undiscounted future operating cash flows directly related to the Property, including disposal value, if any, is less than its carrying amount. If the Property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the Property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates.

                                                                      FIVE
                                                                ----------------

================================================================================

YEAR 2000 ISSUES

  Information Technology Systems

    The Registrant utilizes computer software for its corporate and real property accounting records and to prepare its financial statements, as well as for internal accounting purposes. The vendor of the Registrant's software has informed the Registrant that it is Year 2000 compliant. The Registrant believes after reasonable investigation that its information technology hardware is Year 2000 compliant. However, in the event that such systems should fail, as a contingency plan, the Registrant could prepare all required accounting entries manually, without incurring material additional operating expenses.

  Non-Information Technology Systems

    At the request of the Registrant, its property managers have completed their review of the major date-sensitive non-information technology systems such as the elevators, heating, ventilating, air conditioning and cooling ("HVAC") systems, locks, and other like systems in the Registrant's properties and have determined that such systems are materially Year 2000 compliant. In some of the Registrant's properties, its property managers have utilized the services of third-party consultants in making this determination, while in other properties, the property managers have internally made such determinations. The Registrant does not separately track the internal costs incurred for its Year 2000 project. The Registrant does not believe that the Year 2000 issue will pose significant problems to the Registrant's Information technology and non-information technology systems, or that resolution of any potential problems with respect to such systems will have a material effect on the Registrant's financial condition or results of operations.

  Material Third Parties' Systems Failures

    The most reasonably likely worst case scenario facing the Registrant as a result of the Year 2000 problem would be the inability of its tenants to pay rent as a result of a breakdown in such tenants' (or their financial service providers') computer systems or the refusal of such tenants to pay their rent as a result of the Registrant's inability to provide services due to non-information technology system failure. Failure in a tenant's computer systems may cause delays in such tenant's ability to process its accounting records and to make timely rent payments. However, any such delays in rent payments, whether caused by systems failure of tenant, property manager or a combination of the two, should not have a materially adverse effect on the Registrant's business or results of operations.

  Risks

    While delays caused by failure of the tenants' or the property managers' accounting or supply systems would likely not adversely affect the Registrant's business or results of operations, non-information technology systems failure in the Registrant's properties could lead to tenants attempting to withhold their rent payments, which could materially adversely effect the Registrant's business, results of operations and financial condition as a result of increased legal costs. The Registrant believes that such material effect is primarily limited to items of a utility nature furnished by third parties to the Registrant and a wide universe of other customers. Included are items such as electricity, natural gas, telephone service and water, all of which are not readily susceptible to alternate sources and which in all likelihood should be available in some form. The Registrant has been unable to obtain assurances from such utility companies as to their Year 2000 compliance, and does not expect that such assurances will be forthcoming.

    Such non-information technology failure could force tenants to use the stairs in such properties, rather than the elevators. However, none of the properties owned by the Registrant is a high-rise building where such an elevator failure could cause a material adverse effect to the operations of its tenants, although such failure could make it impossible for any disabled tenants

      SIX
----------------

================================================================================

or any disabled customers to access such properties. Moreover, as previously discussed, the Registrant may suffer adverse effects in its results of operations and financial condition as a result of utility or HVAC failures, for example. Such events could lead the tenants of the Registrant to withhold rent, in the event that the Registrant's properties are not usable for their intended purposes. The Registrant does not believe that rent abatement would be a lawful tenant remedy for short-term obligations unless such failures extend for a period of 30 consecutive days. The Registrant intends to pursue its remedies for any such breach of its rent obligations by a Tenant expeditiously and to the full extend permitted by law.

1998 COMPARISONS

    For the year ended December 31, 1998, the Trust's consolidated revenues were $3,189,510 compared to $3,110,120 for the year ended December 31, 1997. Thus, revenues increased 3% or $79,390. The increase in consolidated revenues relates mainly to increases in base rental rates at the Atrium at Alpha Business Center and the Applied Communications Inc. building, as well as the early termination fees received at The Atrium at Alpha Business Center.

    The Trust's consolidated expenses were $3,679,569 compared to $3,235,483 for the year ended December 31, 1997. The increase in expense is due to the high cost of the two lawsuits which the Trust was involved in during 1998, as well as the salaries for two of the Trust's officers. The net loss for the year ended December 31, 1998, was ($490,059) or ($.57) per share. The net loss for the year ended December 31, 1997, was ($125,363) or ($.14) per share. The high cost of the lawsuits negatively impacted the operations of the Trust in both years.

    Cash flow provided by operating activities was $168,949 for 1998. The Trust paid capital expenditures of $223,891 and reduced the principal on the mortgage note by $97,163 during 1998.

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

    The net loss for the year ended December 31, 1997, was ($125,363) or ($.14) per share. Net income in 1996 was $216,538 or $.25 per share. The high cost of the two lawsuits and a related proxy contest negatively impacted the operations of the Trust in 1997.

    Cash flow provided by operating activities was $669,835 for 1997. The Trust paid capital expenditures of $182,817, paid dividends to shareholders of $381,314, and reduced the principal on the mortgage notes by $89,361 during 1997.

INFLATION

    The effects of inflation did not have a material impact upon the Trust's operation in fiscal 1996, 1997 and 1998.

                                                                     SEVEN
                                                                ----------------

================================================================================

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
  Nooney Realty Trust, Inc.:

We have audited the accompanying balance sheets of Nooney Realty Trust, Inc. (the "Trust") as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

January 22, 1999

     EIGHT
----------------

================================================================================================================

                                             NOONEY REALTY TRUST, INC.

                                                  BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                      ------------------------
                                                                                      1998                1997
                                                                                      ----                ----
                                  ASSETS
CASH.......................................................................      $   505,365         $   657,470
ACCOUNTS RECEIVABLE--no allowance for doubtful accounts considered
  necessary................................................................          174,231             260,085
PREPAID EXPENSES...........................................................           31,908              28,560
INVESTMENT PROPERTY--at cost:
     Land..................................................................        2,568,955           2,568,955
     Buildings and improvements............................................       17,616,281          17,739,921
                                                                                 -----------         -----------
                                                                                  20,185,236          20,308,876
     Less accumulated depreciation.........................................       (6,830,183)         (6,539,243)
                                                                                 -----------         -----------
                                                                                  13,355,053          13,769,633
DEFERRED EXPENSES--at amortized cost.......................................          490,980             211,015
                                                                                 -----------         -----------
TOTAL......................................................................      $14,557,537         $14,926,763
                                                                                 ===========         ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
     Mortgage note payable.................................................      $ 4,643,712         $ 4,740,875
     Accounts payable and accrued expenses.................................          461,939             448,110
     Deferred compensation.................................................          204,167
                                                                                 -----------         -----------
            Total liabilities..............................................        5,309,818           5,188,985
                                                                                 -----------         -----------
SHAREHOLDERS' EQUITY:
     Common stock, $1 par value--Authorized, 5,000,000 shares; issued and
       outstanding, 866,624 shares (Note 7)................................          866,624             866,624
     Additional paid-in capital............................................       14,252,532          14,252,532
     Distributions in excess of net income.................................       (5,871,437)         (5,381,378)
                                                                                 -----------         -----------
            Total shareholders' equity.....................................        9,247,719           9,737,778
                                                                                 -----------         -----------
TOTAL......................................................................      $14,557,537         $14,926,763
                                                                                 ===========         ===========

                       See notes to financial statements.

                                                                      NINE
                                                                ----------------

==================================================================================================================

                                                 NOONEY REALTY TRUST, INC.

                                                 STATEMENTS OF OPERATIONS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------
                                                                                 1998         1997         1996
                                                                                 ----         ----         ----
REVENUES:
    Rental and other income................................................   $3,161,030   $3,101,871   $3,017,982
    Interest income........................................................       28,480        8,249       15,529
                                                                              ----------   ----------   ----------
        Total revenues.....................................................    3,189,510    3,110,120    3,033,511
                                                                              ----------   ----------   ----------
EXPENSES:
    Depreciation and amortization..........................................      740,205      730,324      757,938
    Real estate taxes......................................................      637,630      564,132      579,305
    Professional fees (Note 7).............................................      522,217      431,825       49,836
    Interest on mortgage note..............................................      394,549      402,351      411,220
    Officers' compensation.................................................      250,000
    Utilities..............................................................      242,667      288,553      280,400
    Property management and advisory fees and general and administrative
      reimbursements--related party........................................      211,627      237,175      230,846
    Repairs and maintenance................................................      122,767       98,217       89,299
    Trustee fees and expenses..............................................       34,430       37,868       18,323
    Other operating expenses...............................................      523,477      445,038      399,806
                                                                              ----------   ----------   ----------
        Total expenses.....................................................    3,679,569    3,235,483    2,816,973
                                                                              ----------   ----------   ----------
NET INCOME (LOSS)..........................................................   $ (490,059)  $ (125,363)  $  216,538
                                                                              ==========   ==========   ==========
PER SHARE DATA (BASIC AND DILUTED):
    Net income (loss) (Note 7).............................................   $    (0.57)  $    (0.14)  $     0.25
                                                                              ==========   ==========   ==========
    Distributions:
        Paid in current year:
            Taxable to shareholders........................................   $       --   $     0.09   $     0.40
            Return of capital..............................................                      0.35         0.40
                                                                              ----------   ----------   ----------
        Total paid in current year.........................................   $       --   $     0.44   $     0.80
                                                                              ==========   ==========   ==========
    Weighted average shares outstanding (Note 7)...........................      866,624      866,624      866,624
                                                                              ==========   ==========   ==========

                       See notes to financial statements.

      TEN
----------------

========================================================================================================

                                             NOONEY REALTY TRUST, INC.

                                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                         COMMON STOCK
                                                     ---------------------   ADDITIONAL    DISTRIBUTIONS
                                                       NUMBER                  PAID-IN     IN EXCESS OF
                                                     OF SHARES     AMOUNT      CAPITAL      NET INCOME
                                                     ---------     ------    ----------    -------------
                                                      (NOTE 7)
BALANCE, JANUARY 1, 1996..........................    866,624     $866,624   $14,252,532    $(4,397,940)
    Net income....................................                                              216,538
    Dividends paid................................                                             (693,299)
                                                      -------     --------   -----------    -----------
BALANCE, DECEMBER 31, 1996........................    866,624      866,624    14,252,532     (4,874,701)
    Net loss......................................                                             (125,363)
    Dividends paid................................                                             (381,314)
                                                      -------     --------   -----------    -----------
BALANCE, DECEMBER 31, 1997........................    866,624      866,624    14,252,532     (5,381,378)
    Net loss......................................                                             (490,059)
                                                      -------     --------   -----------    -----------
BALANCE, DECEMBER 31, 1998........................    866,624     $866,624   $14,252,532    $(5,871,437)
                                                      =======     ========   ===========    ===========

                       See notes to financial statements.

                                                                     ELEVEN
                                                                ----------------

=============================================================================================================

                                            NOONEY REALTY TRUST, INC.

                                            STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                                -----------------------------
                                                                                1998        1997         1996
                                                                                ----        ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (loss) income from operations.....................................   $(490,059)  $(125,363)  $   216,538
     Adjustments to reconcile net (loss) income to net cash provided by operating activities:
          Depreciation.....................................................     638,471     627,804       626,300
          Amortization of deferred expenses................................     101,734     102,520       131,638
          Changes in accounts affecting operations:
               Accounts receivable.........................................      85,854      93,534       (91,647)
               Prepaid expenses............................................      (3,348)        706        55,537
               Deferred expenses...........................................    (381,699)    (70,529)      (41,070)
               Accounts payable and accrued expenses.......................      13,829      41,163        31,567
               Deferred compensation.......................................     204,167
                                                                              ---------   ---------   -----------
                Net cash provided by operating activities..................     168,949     669,835       928,863
                                                                              ---------   ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net additions to investment property...................................    (223,891)   (182,817)      (29,569)
                                                                              ---------   ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends paid to shareholders.........................................          --    (381,314)     (693,299)
    Payments on mortgage note payable......................................     (97,163)    (89,361)      (82,185)
                                                                              ---------   ---------   -----------
                Net cash used in financing activities......................     (97,163)   (470,675)     (775,484)
                                                                              ---------   ---------   -----------
NET INCREASE (DECREASE) IN CASH............................................    (152,105)     16,343       123,810
CASH, BEGINNING OF YEAR....................................................     657,470     641,127       517,317
                                                                              ---------   ---------   -----------
CASH, END OF YEAR..........................................................   $ 505,365   $ 657,470   $   641,127
                                                                              =========   =========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for interest.................................   $ 394,549   $ 402,351   $   411,220
                                                                              =========   =========   ===========

                       See notes to financial statements.

     TWELVE
----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE 1--BUSINESS:

    Nooney Realty Trust, Inc. (the "Trust"), a Missouri corporation, was formed on June 14, 1984 for the purpose of making equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust's portfolio is comprised of a multi-tenant office building located in Bloomington, Minnesota ("Atrium at Alpha") (Note 9); a single-tenant office building located in Omaha, Nebraska ("ACI Building"); and a warehouse and distribution facility in Franklin Park, Illinois ("Franklin Park"). These properties generated 41.4%, 34.2% and 24.4% of rental and other income, respectively, for the year ended December 31, 1998.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The Trust has qualified and elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders (See Note 7). Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 1998, the Trust has net operating loss carryforwards of approximately $1,208,000 for tax purposes which expire in various amounts from 2000 through 2013.

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

    Investment property is recorded at the lower of cost or net realizable value. The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Trust deems the property to be impaired if a forecast of undiscounted future operating cash flows directly related to the property, including disposal value if any, is less than its carrying amount. If the property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the Property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates.

    Buildings and improvements are depreciated over their estimated useful lives (35 years) using the straight-line method. Tenant improvements are depreciated over the term of the lease.

    Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective leases or notes.

    Lease agreements are accounted for as operating leases and rentals from such leases are reported as revenues ratably over the terms of the leases. Certain lease agreements provide for

                                                                    THIRTEEN
                                                                ----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

rent concessions. At December 31, 1998 and 1997, accounts receivable include approximately $65,000 and $140,000, respectively, of accrued rent concessions which is not yet due under the terms of the various lease agreements.

    Included in rental and other income are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities and common area maintenance. The income is recorded in the same period that the related expense is incurred.

    Net income (loss) per share was computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted weighted average shares outstanding are the same as the impact of the options outstanding is antidilutive. Distributions per share are stated at the amount per share declared by the Directors. The taxability of all distributions paid is based upon earnings and profits as defined by the Internal Revenue Code. The taxability of distributions declared but unpaid is determined in the year the dividend is paid.

    The Trust adopted SFAS No. 130, Reporting Comprehensive Income, which requires entities to report changes in equity that result from transactions and economic events other than those with shareholders. The Trust had no other comprehensive income items, accordingly net income and other comprehensive income are the same.

    Certain reclasses have been made to the prior year amounts to conform to the current year presentation.

NOTE 3--MORTGAGE NOTE PAYABLE:

    Mortgage note payable at December 31 consists of the following:

                                                                                1998         1997
                                                                                ----         ----
    8.4%, due in monthly installments of $40,976 including interest to
      November 2001 when remaining principal payment of $4,330,508 is
      due..................................................................  $4,643,712   $4,740,875
                                                                             ==========   ==========

    The mortgage note is collateralized by deeds of trust and assignments of rents on all investment properties. Principal payments required are as follows:

                   1999....................................................   $  105,646
                   2000....................................................      114,870
                   2001....................................................    4,423,196
                                                                              ----------
                       Total...............................................   $4,643,712
                                                                              ==========

    In accordance with Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, the estimated fair value of mortgage notes payable with maturities greater than one year is determined based on rates currently available to the Trust for

    FOURTEEN
----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 1998 and 1997 are summarized as follows:

                                                             1998                    1997
                                                     ---------------------   ---------------------
                                                     CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                      AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                     --------   ----------   --------   ----------
Mortgage notes payable............................  $4,643,712  $4,707,000  $4,740,875  $4,802,000

    Fair value estimates are made at a specific point in time, are subjective in nature and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligation at fair value may not be possible and may not be a prudent management decision. The potential loss on extinguishment at December 31, 1998 does not take into consideration expenses that would be incurred to settle the debt obligation at fair value.

NOTE 4--RENTAL REVENUES UNDER OPERATING LEASES:

    Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 1998 are as follows:

                   1999..............................................      $ 2,103,000
                   2000..............................................        1,412,000
                   2001..............................................        1,232,000
                   2002..............................................        1,152,000
                   2003..............................................        1,136,000
                   Thereafter........................................        5,645,000
                                                                           -----------
                       Total.........................................      $12,680,000
                                                                           ===========

    In addition, certain lease agreements require tenant participation in certain operating expenses and additional contingent rentals based upon percentages of tenant sales in excess of minimum amounts. Tenant participation in expenses included in revenues approximated $391,000 for the year ended December 31, 1998, $403,000 in 1997, and $417,000 in 1996. Contingent rentals were not significant for the years ended December 31, 1998, 1997 and 1996.

NOTE 5--RELATED PARTY TRANSACTIONS:

    The Trust had entered into an agreement with Nooney Advisors Ltd., L.P. (the "Advisor"), a Missouri limited partnership, to advise the Trust with respect to the Trust's investments and investment policies and to administer the operations of the Trust. This advisory agreement was renewable annually by a vote of the Directors. A notice to terminate the contract effective February 9, 1998 was approved on December 10, 1997. An Officer and Director of the Trust was a general partner of Nooney Advisors Ltd., L.P. The Advisor received a fee for its services based upon net invested assets or net operating income as defined in the agreement. The fees were $13,367, $118,906 and $117,864 for the years ended December 31, 1998, 1997 and 1996, respectively. Effective February 10, 1998, the Trust became self-advised. The Trust reimburses an

                                                                    FIFTEEN
                                                                ----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

affiliate, Nooney, Inc. for certain general and administrative fees. The Trust reimbursed Nooney, Inc. $188,100 in general and administrative fees for the year ended December 31, 1998.

    Certain other affiliates of the Advisor received lease commissions and property management fees in connection with the operation of investment real estate owned by the Trust. In 1997, lease commissions of $41,330 were paid by the Trust to Nooney Krombach Company, an affiliate of the Advisor. Lease commissions were capitalized as deferred expenses and amortized over the life of the lease. Additionally, property management fees paid to Nooney Krombach Company were $98,558 for the period January 1, 1997 through October 31, 1997 and $112,982 for the year ended December 31, 1996.

    On October 31, 1997, Nooney Company sold its property management business operated through its wholly-owned subsidiary, Nooney Krombach Company, to Nooney Real Estate Company D/B/A Nooney Inc., an indirect wholly-owned subsidiary of CGS Real Estate Company, Inc., a Texas corporation. Simultaneously Nooney Company, Gregory J. Nooney, Jr. and PAN, Inc. sold their general and limited partnership interest in Nooney Advisors Ltd., L.P., the external advisor to the Trust to S-P Properties, Inc., a California corporation, which also is a wholly-owned subsidiary of CGS Real Estate Company. Prior to the sale, the independent Directors of the Trust approved the change in control of the Advisor and authorized a new management contract for the Trust's properties with Nooney Inc., with the same terms and expiration dates as the existing advisory and management contracts. Lease commissions of $102,229 and $8,266 were paid by the Trust to Nooney Inc. for the years ended December 31, 1998 and 1997, respectively. Lease commissions are capitalized as deferred expenses and amortized over the life of the lease. Additionally, the Trust paid Nooney Inc. property management fees of $10,160 and $19,711 for the years ended December 31, 1998 and 1997, respectively.

NOTE 6--MAJOR TENANTS:

    A substantial amount of the Trust's revenue in 1998 was derived from three major tenants, whose rentals amounted to $1,096,366, $435,016 and $323,195 or 34.4%, 13.6% and 10.1%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1997 was derived from three major tenants whose rentals amounted to $1,093,649, $418,928 and $337,813 or 35.2%, 13.5% and 10.9%,
respectively, of total revenues. A substantial amount of the Trust's revenue in 1996 was derived from three major tenants whose rentals amounted to $1,035,600, $463,000 and $343,900 or 34.3%, 15.4% and 11.4%, respectively, of total revenues.

NOTE 7--LEGAL PROCEEDINGS:

    During 1998, the Trust successfully completed litigation of State of Missouri ex rel. KelCor, Inc. v. Nooney Realty Trust, Inc. On August 7, 1997, KelCor, Inc., a shareholder of the Trust, filed a Petition for mandamus relief against the Trust. KelCor's Petition sought a writ of mandamus compelling the Trust to hold an Annual Meeting of shareholders by October 31, 1997. The Trust opposed KelCor's Petition on the basis that the Trust was unable to hold a valid meeting because of uncertainty over the validity of certain shares of the Trust and that the determination of the validity of those shares needed to first be determined. The case was tried before the Court on December 1, 1997, on which date the Court entered a permanent order of mandamus requiring

    SIXTEEN
----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

the Trust to hold an Annual Meeting by January 15, 1998. The Trust appealed the Court's order to the Missouri Court of Appeals for the Eastern District. On April 14, 1998, the Court of Appeals reversed and remanded the cause to the trial court with directions to quash the writ of mandamus, finding that KelCor had attempted "to play fast and loose with the court." The trial court quashed the writ of mandamus and entered judgment for the Trust on October 22, 1998.

    The Trust is a party to a lawsuit entitled Nooney Realty Trust, Inc. v. David L. Johnson, et al. This lawsuit has been filed in the Circuit Court of Jackson County, Missouri. On August 18, 1997, the Trust filed a petition for declaratory judgment against certain individuals and entities who claim to hold shares of the Trust. The Trust initiated the suit to obtain a judicial determination of the validity and status of some of the Trust's shares (known as "Excess Shares") which Defendants claim to have purchased as a group on August 26, 1997. The Defendants moved to dismiss the suit and/or to stay the suit pending resolution of a mandamus suit filed by KelCor, Inc. against the Trust on August 7, 1997, in St. Louis County, Missouri. On December 9, 1997, the Court denied Defendant's motion to dismiss the suit but stayed the case pending disposition of the mandamus action. The mandamus action has been resolved in favor of the Trust (see preceding paragraph). On July 10, 1998, pursuant to a motion made by Defendants on June 25, 1998, the Court ordered that the December 9, 1997 order staying the proceedings was lifted and that the case should be placed on the active trial docket. On July 7, 1998, the Trust filed an Amended Petition to add two additional Defendants to the case and to add additional claims against the Defendants for malicious prosecution and abuse of process. The Defendants, on August 3, 1998, filed a Motion for Summary Judgment to dismiss the Trust's count for declaratory judgment. On December 11, 1998, the Trust filed its cross-motion for summary judgment on the declaratory judgment count and the parties' cross-motions are currently pending before the Court. The case has been placed on the March 29, 1999, trial docket call. The Board of Directors intends for the validity and status of the Excess Shares to be finally determined pursuant to this suit.

    While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the financial position and results of operations reflected in the financial statements presented herein. In addition, a determination in the lawsuit that the Trust's shares at issue are Excess Shares may result in these shares being returned to the Trust's treasury without compensation, thus reducing the number of shares outstanding and increasing shareholders' equity per outstanding share. At this point, however, management cannot predict with certainty whether such shares will be deemed to be Excess Shares or how such shares will be treated if they are deemed to be Excess Shares. Once the validity and status of the Excess Shares can be determined, the Trust will be in a position to hold an Annual Meeting. Until the validity of the Excess Shares is known, the payment of dividends has been suspended. In order for the Trust to continue to qualify as a REIT, substantially all of the Trust's taxable income must be distributed to its shareholders. Accordingly, lack of resolution of the status of the Excess Shares could affect the Trust's ability to continue to qualify as a REIT under the Internal Revenue Code in the future. The cost of these lawsuits negatively impacted earnings during 1998 and 1997.

                                                                   SEVENTEEN
                                                                ----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE 8--EMPLOYMENT AGREEMENTS:

    Effective March 1, 1998, the Trust entered into two five-year employment agreements that are cancelable after three years subject to certain performance criteria as defined in the employment agreements. Annual compensation recognizable under the agreements total $300,000 and include options to purchase an aggregate of 75,000 shares of the Trust's Common Stock at $10.00 per share. No options may be exercised during 1998. The options vest at a rate of 20% each anniversary date. The Trust applies APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its plan. Had compensation cost for the Trust's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option Plan consistent with the method of FASB 123, Accounting for Stock-based Compensation, the Trust's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                   Net loss:
                       As reported...................................      $(490,059)
                       Pro forma.....................................       (504,328)
                   Loss per share:
                       As reported...................................          (0.57)
                       Pro forma.....................................          (0.58)

    The fair value of the option grant has been estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions: dividend yield of 9.7%, expected volatility of 27%, risk-free interest rate of 7%, and expected life of 5 years.

    On August 20, 1998, the Trust granted 12,500 stock appreciation rights to the three outside Directors to be paid in cash to the extent the Trust's Common Stock price exceeds eight dollars and thirty seven and one-half cents at the time of election. The rights vest 20% per year and expire five years after vesting. No amounts were required to be accrued in connection with these rights in 1998.

NOTE 9--CONTINGENCY:

    The Trust's multi-tenant office building located in Bloomington, Minnesota has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC will be buying out impacted buildings during 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buyout zone. The MAC has not indicated whether or not it will buyout the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary stage of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

    EIGHTEEN
----------------

================================================================================

                           NOONEY REALTY TRUST, INC.

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

NOTE 10--BUSINESS SEGMENTS (IN THOUSANDS):

    The Trust has three reportable operating segments: Atrium at Alpha, Franklin Park, and ACI Building. The Trust's management evaluates performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2).

                                                                                 1998         1997         1996
                                                                                 ----         ----         ----
                                                                                         (IN THOUSANDS)
Revenues:
    Atrium at Alpha........................................................    $ 1,341.8    $ 1,289.1    $ 1,211.3
    Franklin Park..........................................................        781.0        755.7        770.2
    ACI Building...........................................................      1,111.7      1,081.3      1,035.6
                                                                               ---------    ---------    ---------
                                                                               $ 3,234.5    $ 3,126.1    $ 3,017.1
                                                                               =========    =========    =========
Operating Profit:
    Atrium at Alpha........................................................    $   231.1    $   238.0    $   191.2
    Franklin Park..........................................................        132.9        173.2        165.7
    ACI Building...........................................................        186.8        183.5        126.0
                                                                               ---------    ---------    ---------
                                                                               $   550.8    $   594.7    $   482.9
                                                                               =========    =========    =========
Capital Expenditures:
    Atrium at Alpha........................................................    $   146.6    $   182.8    $    29.6
    Franklin Park..........................................................         11.9
    ACI Building...........................................................         65.4
                                                                               ---------    ---------    ---------
                                                                               $   223.9    $   182.8    $    29.6
                                                                               =========    =========    =========
Depreciation and Amortization:
    Atrium at Alpha........................................................    $   352.3    $   352.2    $   362.5
    Franklin Park..........................................................        163.2        178.2        182.4
    ACI Building...........................................................        208.1        183.2        196.5
                                                                               ---------    ---------    ---------
                                                                               $   723.6    $   713.6    $   741.4
                                                                               =========    =========    =========
Assets:
    Atrium at Alpha........................................................    $ 5,682.1    $ 5,882.9
    Franklin Park..........................................................      4,912.4      4,745.9
    ACI Building...........................................................      3,320.6      3,413.9
                                                                               ---------    ---------
                                                                               $13,915.1    $14,042.7
                                                                               =========    =========

                                                                    NINETEEN
                                                                ----------------

==================================================================================================================

                                               NOONEY REALTY TRUST, INC.

                                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                    YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

    Reconciliations of segment data to the Trust's consolidated data follow:

                                                                                 1998         1997         1996
                                                                                 ----         ----         ----
                                                                                         (IN THOUSANDS)
Revenues:
    Segments...............................................................    $ 3,234.5    $ 3,126.1    $ 3,017.1
    Corporate and other....................................................        (45.0)       (16.0)        16.4
                                                                               ---------    ---------    ---------
                                                                               $ 3,189.5    $ 3,110.1    $ 3,033.5
                                                                               =========    =========    =========
Operating Profit:
    Segments...............................................................    $   550.8    $   594.7    $   482.9
    General and administrative expenses....................................     (1,040.9)      (720.1)      (266.4)
                                                                               ---------    ---------    ---------
                                                                               $  (490.1)   $  (125.4)   $   216.5
                                                                               =========    =========    =========
Depreciation and Amortization:
    Segments...............................................................    $   723.6    $   713.6    $   741.4
    Corporate and other....................................................         16.6         16.7         16.5
                                                                               ---------    ---------    ---------
                                                                               $   740.2    $   730.3    $   757.9
                                                                               =========    =========    =========
Assets:
    Segments...............................................................    $13,915.1    $14,042.7
    Corporate and other....................................................        642.4        884.1
                                                                               ---------    ---------
                                                                               $14,557.5    $14,926.8
                                                                               =========    =========

     TWENTY
----------------

============================================================================================================


DIRECTORS AND OFFICERS


Board of Directors
  William J. Carden...... Founder and Chief Executive Officer of CGS Real Estate Company, Newport Beach,
                          California. CGS is a diversified real estate investment management company.

  Lawrence E. Fiedler.... Real estate owner, consultant and educator.

  William W. Geary, Jr... President, Carlsberg Management Company, Santa Monica, California.

  James P. Ingram........ President, Cambridge Savings Bank, Cambridge, Massachusetts.

  Gregory J. Nooney, Jr.. Chairman of the Board and Chief Executive Officer,  Nooney, Inc. Nooney Inc. is a
                          real estate investment management firm, and a wholly-owned subsidiary of CGS Real
                          Estate Company.

  Officers

  William J. Carden...... Chief Executive Officer and Chairman of the Board

  Gregory J. Nooney, Jr.. Vice Chairman

  Patricia A. Nooney..... President and Secretary

  Thomas N. Thurber...... Treasurer and CFO

                                                                   TWENTY-ONE
                                                                ----------------

================================================================================

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

   TWENTY-TWO
----------------

INVESTMENT PROPERTIES

THE ATRIUM
AT ALPHA BUSINESS CENTER
BLOOMINGTON, MINNESOTA

APPLIED COMMUNICATIONS, INC. BUILDING
OMAHA, NEBRASKA

FRANKLIN PARK DISTRIBUTION CENTER
FRANKLIN PARK, ILLINOIS




NOONEY REALTY TRUST
500 N. BROADWAY
ST. LOUIS, MISSOURI 63102