Form 10-K, Exhibit 13
period 1999-12-31
NOONEY REALTY TRUST INC
filed 2000-03-15
CIK 748580

NOONEY REALTY TRUST, INC.

                               1999 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

                                                                     YEAR ENDED DECEMBER 31,
FOR THE YEAR:                                 1999             1998           1997             1996           1995

(NOT COVERED BY INDEPENDENT AUDITORS' REPORT)

Rental and other income                  $  2,928,850    $  3,161,030    $  3,101,871    $  3,017,982   $  2,861,293
Net income(loss)                             (279,695)       (490,059)       (125,363)        216,538        185,597
Per share                                        (.32)          (0.57)          (0.14)           0.25           0.21
Funds from operations (1)                     469,595         250,146         604,961         974,476        906,637

Distributions declared                           --              --           381,314         693,299        563,307
     Per share                                   --              --              0.44            0.80           0.65
          Paid in current year:
               Taxable to shareholders           --              --              0.09            0.40           0.31
               Return of capital                 --              --              0.35            0.40           0.34

AT YEAR END:

Total assets                             $ 14,308,555    $ 14,557,537    $ 14,926,763    $ 15,481,638   $ 16,009,017
Investment property - net                  13,266,986      13,355,053      13,769,633      14,214,620     14,811,351
Mortgage note payable                       4,538,066       4,643,712       4,740,875       4,830,236      4,912,421
Shareholders' equity                        8,968,024       9,247,719       9,737,778      10,244,455     10,721,216
Number of shares outstanding                  866,624         866,624         866,624         866,624        866,624


(1) Represents net income adjusted for depreciation and amortization. Funds from operations does not represent cash flows from operations as defined by generally accepted accounting principles (GAAP).

See Management's Discussion and Analysis for discussion of comparability of items.

THE TRUST

Nooney Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center, an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building, an office building in Omaha, Nebraska; and the Franklin Park Distribution Center, a warehouse and distribution facility in suburban Chicago, Illinois. Since 1985 the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol NRTI. The Nasdaq high and low prices for the shares during 1999 and 1998 were as follows:

1999                       HIGH          LOW
   First Quarter           $8.875       $7.2812
   Second Quarter          $8.9375      $7.4062
   Third Quarter           $9.50        $6.00
   Fourth Quarter          $9.50        $6.00

1998

   First Quarter           $11.00       $9.00
   Second Quarter          $11.00       $8.375
   Third Quarter           $9.875       $8.00
   Fourth Quarter          $8.750       $7.25

The Trust is aware of an offer that has been made to shareholders of the Trust by an outside, unaffiliated party to purchase up to 20,000 shares of the Trust's common stock (approximately 2.3% of the Trust's outstanding shares) at a price of $6.50 per share.

As of February 1, 2000, there were 455 shareholders of record.

NASDAQ

Presently  the Trust's  common  stock is listed on The Nasdaq  National  Market.
Continued listing on the Nasdaq National Market is subject to the Trust's ability to satisfy various Nasdaq criteria, including that (i) the Trust has in excess of 750,000 shares that are publicly held and (ii) the market value of the Trust's public float exceeds $5,000,000. Presently the Trust does not meet these requirements and the Nasdaq Stock Market has given the Trust until May 11, 2000 to address these deficiencies.

To address these deficiencies, the Trust is considering issuing approximately 173,000 shares of common stock by means of a private placement. These shares will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The Trust is also considering taking other steps to address these deficiencies as well.

There can be no assurance that the Trust will be able to satisfactorily address these deficiencies. If the Trust fails to address the deficiencies, Nasdaq would determine whether it is appropriate to transfer the Trust's common stock to the Nasdaq SmallCap Market or delist it, either of which could adversely affect the price at which shares are sold.

DIVIDENDS

No cash dividends were paid to shareholders during 1998 or 1999.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand as of December 31, 1999, was $207,543, a decrease of $297,822 from the year ended December 31, 1998. The decrease in cash is attributable mainly to capital expenditures of $531,505, which is partially offset by an increase in accounts payable and other liabilities. Management believes the Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 2000. Expenditures for leasing capital are dependent on the timing and actual dollars negotiated for leases. The anticipated capital expenditures by property for 2000 are as follows:

                                   OTHER           LEASING
                                  CAPITAL          CAPITAL         TOTAL
Atrium at Alpha                   $ 18,000         $282,000       $300,000
Franklin Park Dist. Center            --            225,000        225,000
Applied Communications Inc. Bldg      --            350,000        350,000
                                  --------         --------       --------
                                  $ 18,000         $857,000       $875,000

The leasing capital expenditures at Atrium at Alpha Business Center include tenant alterations and lease commissions for new and renewal tenants. In addition, the Registrant anticipates spending capital funds for HVAC and minor roof replacements. Leasing capital for tenant alterations and lease commissions upon the leasing of the vacant space is budgeted. At the Applied Communications, Inc. Building, the single occupant in the building renewed their lease in 1998. The funds to reimburse the tenant for certain tenant alterations up to a maximum of $350,000 may be paid during 2000 or deferred until 2001 depending on when the tenant elects to perform the work.

The Trust's multi-tenant office building located in Bloomington, Minnesota has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC began buying out impacted buildings during 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buy out zone. The MAC has not indicated whether or not it will buy out the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary state of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

The debt on the Trust's properties matures in the year 2001. Management believes that the Trust will be able to refinance the debt on similar terms at that time.

RESULTS OF OPERATIONS

The  results  of  operations  for the  Trust's  properties  for the years  ended
December   31, 1999,  1998  and  1997  are  detailed  in  the  schedule   below.
Administrative expenses of the Trust are excluded.

FUNDS FROM OPERATIONS

The white paper on Funds from Operations approved by the board of governors of NAREIT in March 1999 defines funds from operations as net income (loss)(computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustment for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. In 1999, NAREIT clarified the definition of Funds from Operations to include non-recurring events, except for those that are defined as "extraordinary items" under GAAP and gains and losses from sales of depreciable operating property.

The Trust computes Funds from Operations in accordance with the guidelines established by the white paper which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust's liquidity, nor is it indicative of funds available to fund the Trust's cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures.

                                                 ATRIUM AT     FRANKLIN PARK     APPLIED COMM.
                                                 ALPHA         DIST. CENTER      INC. BLDG.
                                                              (in thousands)
1999 Revenues                                  $  1,307.0      $    414.4        $  1,207.5
  Expenses                                        1,093.5           586.8             867.8
                                                  -------           -----             -----
  Net Income (loss)                                 213.5          (172.4)            339.7
  Depreciation and Amortization                     378.5           145.5             208.8
                                                  -------           -----             -----
  Funds from Operations                             592.0           (26.9)            548.5

1998 Revenues                                  $  1,341.8      $    781.0        $  1,111.7
  Expenses                                        1,110.7           648.1             924.9
                                                  -------           -----             -----
  Net Income                                        231.1           132.9             186.8
  Depreciation and Amortization                     352.3           163.2             208.1
                                                  -------           -----             -----
  Funds from Operations                             583.4           296.1             394.9

1997 Revenues                                  $  1,289.1      $    755.7        $  1,081.3
  Expenses                                        1,051.1           582.5             897.8
                                                  -------           -----             -----
  Net Income                                        238.0           173.2             183.5
  Depreciation and Amortization                     352.2           178.2             183.2
                                                  -------           -----             -----
  Funds from Operations                             590.2           351.4             366.7

1999 COMPARISONS BY PROPERTY

Operating results at The Atrium at Alpha Business Center declined during 1999. Revenues decreased by $34,800, primarily due to a decrease in miscellaneous income of $27,000. The decrease in miscellaneous income from 1998 was primarily due to cancellation fees that were received in 1998 and not in 1999. Operating expense decreased by $17,200 due primarily to a decrease in professional services.

At Franklin Park Distribution Center, revenues decreased $366,600 primarily due to a decrease in base rental revenue and common area maintenance reimbursements, caused by lower average occupancy in 1999 compared to 1998. In October 1998, the tenant occupying 43% of the building vacated. Operating expenses decreased by $61,300 in connection with the lower occupancy.

Operating results increased when compared to 1998 at the Applied Communications, Inc. Building. The increase was primarily due to an increase in miscellaneous income from $16,000 in 1998 to $80,000 in 1999. Operating expenses decreased slightly, due to declines in a number of expense categories, none of which was significant.

The occupancy levels at December 31 were as follows:

                     OCCUPANCY LEVELS AT DECEMBER 31,
                                                      1999   1998   1997
         Atrium at Alpha                               86%    76%    98%
         Franklin Park Dist. Center                    57%    57%   100%
         Applied Communications Inc. Bldg             100%   100%   100%

During 1999, the occupancy level at Atrium at Alpha increased to 86%. During 1999, new leases were signed with four tenants occupying 19,935 square feet. Renewal leases were signed in 1999 and 2000 with six tenants occupying 20,952 square feet and one tenant vacated, which occupied 1,420 square feet. One tenant's lease expired which occupied 3,451 square feet. The tenant agreed to a month to month extension and vacated March 5, 2000. The property has one major tenant occupying 16% of the building. The lease for this tenant expires in December 2003.

Franklin Park Distribution Center has one tenant occupying 57% of the building. During 1999, the Registrant renegotiated a five year renewal of the tenant's lease. The lease now expires in December 2004.

The Applied Communications, Inc. building has a single tenant which has occupied the building throughout 1999. The lease expires in August 2008.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems the property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If the property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if
                                       5
available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates.

1999 COMPARISONS

For the year ended December 31, 1999, the Trust's consolidated revenues were $2,928,850 compared to $3,161,030 for the year ended December 31, 1998. Revenues decreased $232,180 (7.3%). The decrease in consolidated revenues relates primarily to a decrease in rental revenue and common area maintenance reimbursement at the Franklin Park Distribution Center of $367,000. This decrease was partially offset by an increase at the Applied Communications, Inc. building of $95,800, which was primarily made up of miscellaneous income.

For the year ended December 31, 1999, the Trust's consolidated expenses were $3,208,545 compared to $3,651,089 for the year ended December 31, 1998. The decrease in expense of $442,544 (12.1%) is due primarily to a decrease in general and administrative expenses of $315,000, repairs and maintenance of $73,000, other operating expenses of $35,000 and a decrease in real estate taxes of $81,000. The decreases were partially offset by an increase in professional fees of $39,000. The decrease in general and administrative expenses is due primarily to a reduction in compensation payable, as discussed below, to the former employees of the trust of $333,000.

Effective March 1, 1998, the Trust entered into two five-year employment agreements (the Employment Agreements) that were cancelable after three years subject to certain performance criteria as defined in the Employee Agreements. Annual compensation recognizable under the agreements totaled $300,000 of which $245,000 was deferred compensation. At December 31, 1998, the Trust had recorded deferred compensation aggregating $204,167. In connection with a settlement agreement entered into in October, 1999 (the "Settlement Agreement"), the Employment Agreements were terminated and the Trust paid $75,000 in complete settlement of the Trust's deferred compensation. As a result, the remaining liability of $129,167 was reversed and recorded as a reduction of general and administrative expense in 1999.

The Employment Agreements included options to purchase an aggregate of 75,000 shares of the Trust's common stock at $10.00 per share. The options were canceled in conjunction with the Settlement Agreement.

During 1999 and 1998, the Trust granted stock appreciation rights to the three previous outside trustees and two previous officers. The stock appreciation rights were also canceled in conjunction with the Settlement Agreement.

The net loss for the year ended December 31, 1999 was $279,695 or $.32 per share. The net loss for the year ended December 31, 1998 was $490,059 or $.57 per share. The lawsuits described in Item 3, Legal Proceedings, negatively impacted the operations of the Trust in both years. The lawsuits were settled in 1999 as described in Item 3, Legal Proceedings.

Cash flow provided by operating activities was $339,329 for 1999 compared to $168,949 for 1998. The increase in cash flow provided by operating activities was due primarily to increases in accounts payable and other liabilities. Cash flow used in investing activities was $531,505 in 1999 compared to $223,891 in 1998. The increase in cash flow used in investing activities was due primarily to an increase in capital expenditures. Cash flow used in financing activities was $105,646 for 1999 compared to $97,163 in 1998. Reduction of the principal balance on the mortgage note was the sole use of cash flow for financing activities in 1999 and 1998.

1998 COMPARISONS

For the year ended December 31, 1998, the Trust's consolidated revenues were $3,161,030 compared to $3,101,871 for the year ended December 31, 1997. Revenues increased $59,159 (1.9%). The increase in consolidated revenues relates primarily to an increase in early termination fees of $60,000.

For the year ended December 31, 1998, the Trust's consolidated expenses were $3,651,089 compared to $3,227,234 for the year ended December 31, 1997. The increase in expense of $423,855 (13.1%) is due primarily to an increase in general and administrative expense of $243,000. The increase was caused primarily by an increase in salary expense for two of the Trust's officers of $250,000, related to employment agreements with the officers as described in
Item 3, Legal Proceedings. Professional fees expense increased $89,000 and repairs and maintenance, including common area maintenance expense increased $98,000.

The net loss for the year ended December 31, 1998 was $490,059 or $.57 per share. The net loss for the year ended December 31, 1997 was $125,363 or $.14 per share. Litigation in which the Trust was involved negatively impacted operations in both years. The lawsuits were settled in 1999.

Cash flow provided by operating activities was $168,949 for 1998 compared to $669,835 for 1997. The Trust paid capital expenditures of $223,891 in 1998 compared to $182,817 in 1997. The trust reduced principal on the mortgage note by $97,163 during 1998.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 1999.

The Trust does not believe that it has any material exposure to interest rate risk. The Debt on the Trust's properties matures in the year 2001. Management believes that the Trust will be able to refinance the debt on similar terms at that time.

INFLATION

The effects of inflation did not have a material impact upon the Trust's operations in fiscal 1999, 1998 or 1997.

YEAR 2000 ISSUES

Information Technology Systems

Subsequent to December 31, 1999, the Registrant has not experienced any material information technology ("IT") or embedded ("non-IT") systems disruptions or failures and anticipates no material systems problems at any of the properties.

Material Third Parties' Systems Failures

Evaluation of material third parties' Year 2000 readiness status was essentially complete as of December 31, 1999. The Registrant continues to monitor for any additional information pertaining to these parties' Year 2000 readiness. The Company has not experienced and does not anticipate any Year 2000 performance issues related to its material third parties.

CHANGE IN INDEPENDENT AUDITORS

On  January  18,  2000,  the  Trust  dismissed  Deloitte  &  Touche  LLP  as its independent auditors. Deloitte & Touche LLP's reports on the financial statements of the Trust for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss Deloitte & Touche LLP as the Trust's independent auditors was recommended by the Trust's audit committee.

During the Trust's fiscal years ending December 31, 1997 and December 31, 1998 and the subsequent interim period preceding the dismissal, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement(s) in connection with their report.

The Trust provided Deloitte & Touche LLP with a copy of the disclosure described above, which was filed by the Trust on a Form 8-K on January 25, 2000, as amended February 14, 2000, and Deloitte & Touche LLP furnished the Trust a letter addressed to the Securities and Exchange Commission stating that it agreed with the above statements.

On February 4, 2000, the Trust engaged KPMG LLP as independent auditors for the fiscal year ending December 31, 1999. The decision to engage KPMG LLP as independent auditors was recommended by the Trust's audit committee. Prior to the appointment of KPMG LLP, the Trust did not engage or consult with KPMG LLP regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Trust's financial statements.

                           NOONEY REALTY TRUST, INC.




                              FINANCIAL STATEMENTS



                        DECEMBER 31, 1999 1998, AND 1997
                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                            NOONEY REALTY TRUST, INC.


                                TABLE OF CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORTS:
     KPMG LLP                                                                  1
     DELOITTE AND TOUCHE LLP                                                   2

BALANCE SHEETS                                                                 3

STATEMENTS OF OPERATIONS                                                       4

STATEMENTS OF SHAREHOLDERS' EQUITY                                             5

STATEMENTS OF CASH FLOWS                                                       6

NOTES TO FINANCIAL STATEMENTS                                                  7

                          Independent Auditors' Report

To the Shareholders of
   Nooney Realty Trust, Inc.:


   We have audited the accompanying balance sheet of Nooney Realty Trust, Inc. (the Trust) as of December 31, 1999 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these 1999 financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

February 14, 2000

INDEPENDENT AUDITORS' REPORT


To the Shareholders of
  Nooney Realty Trust, Inc.:

   We have audited the accompanying balance sheet of Nooney Realty Trust, Inc. (the "Trust") as of December 31, 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Nooney Realty Trust, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP


St. Louis, Missouri
January 22, 1999

                            NOONEY REALTY TRUST, INC.

                                 Balance Sheets

                           December 31, 1999 and 1998

                  Assets                                                1999            1998
                                                                ------------    ------------

Investment property, (note 2)
     Land                                                       $  2,568,955       2,568,955
     Buildings and improvements                                   18,082,664      17,616,281
                                                                ------------    ------------

                                                                  20,651,619      20,185,236

     Less accumulated depreciation                                (7,384,633)     (6,830,183)
                                                                ------------    ------------

                                                                  13,266,986      13,355,053
                                                                ------------    ------------

Cash                                                                 207,543         505,365
Accounts receivable                                                  250,097         174,231
Prepaid expenses and other assets                                    169,062          31,908
Deferred expenses, less accumulated amortization                     414,867         490,980
                                                                ------------    ------------

                                                                $ 14,308,555      14,557,537
                                                                ============    ============

                  Liabilities and Shareholders' Equity

Liabilities:
     Mortgage note payable (note 2)                             $  4,538,066       4,643,712
     Accounts payable and accrued expenses                           240,262         184,120
     Real estate taxes payable                                       501,026         220,866
     Refundable tenant deposits                                       61,177          56,953
     Deferred compensation (note 7)                                     --           204,167
                                                                ------------    ------------

              Total liabilities                                    5,340,531       5,309,818
                                                                ------------    ------------
Shareholders' equity:
     Common stock, $1 par value; authorized 5,000,000 shares,
         866,624 shares issued and outstanding (note 5)              866,624         866,624
     Additional paid-in capital                                   14,252,532      14,252,532
     Distributions in excess of accumulated earnings              (6,151,132)     (5,871,437)
                                                                ------------    ------------
              Total shareholders' equity                           8,968,024       9,247,719
                                                                ------------    ------------
                                                                $ 14,308,555      14,557,537
                                                                ============    ============

See accompanying notes to financial statements

                            NOONEY REALTY TRUST, INC.

                            Statements of Operations

              For the years ended December 31, 1999, 1998, and 1997

                                                              1999           1998           1997
                                                       -----------    -----------    -----------
Revenues:
     Rental (note 3)                                   $ 2,624,865    $ 2,622,996    $ 2,623,539
     Other                                                 303,985        538,034        478,332
                                                       -----------    -----------    -----------

              Total revenues                             2,928,850      3,161,030      3,101,871
                                                       -----------    -----------    -----------

Expenses:
     Depreciation and amortization                         749,290        740,205        730,324
     Professional fees                                     606,048        566,815        477,485
     Real estate taxes                                     556,859        637,630        564,132
     Interest, net                                         375,248        366,069        394,102
     Repairs and maintenance, including
         common area maintenance                           305,956        378,787        280,469
     Utilities                                             249,571        256,428        304,935
     Property management and advisory fees and
         general and administrative reimbursements -
         related parties (note 6)                          221,920        211,627        237,175
     General and administrative (note 7)                    71,010        385,896        142,973
     Other operating expenses                               72,643        107,632         95,639
                                                       -----------    -----------    -----------

              Total expenses                             3,208,545      3,651,089      3,227,234
                                                       -----------    -----------    -----------

              Net loss                                 $  (279,695)      (490,059)      (125,363)
                                                       ===========    ===========    ===========

Per share data (basic and diluted):
     Net loss                                          $     (0.32)         (0.57)         (0.14)
                                                       ===========    ===========    ===========

     Distributions:
         Paid in current year:
              Taxable to shareholders                  $      --             --             0.09
              Return of capital                               --             --             0.35
                                                       -----------    -----------    -----------

                  Total paid in current year           $      --             --             0.44
                                                       ===========    ===========    ===========

     Weighted average shares outstanding (note 5)          866,624        866,624        866,624
                                                       ===========    ===========    ===========

See accompanying notes to financial statements

                            NOONEY REALTY TRUST, INC.

                       Statements of Shareholders' Equity

              For the years ended December 31, 1999, 1998, and 1997


                                                                                                      Distributions
                                                     Common Stock               Additional            in excess of
                                               Number                            paid-in               accumulated
                                            of shares            Amount          capital                earnings
                                          ------------      -------------    ----------------     -----------------
Balance, December 31, 1996                    866,624       $     866,624          14,252,532           (4,874,701)

Net loss                                         ----               ----                ----              (125,363)

Dividends paid                                   ----               ----                ----              (381,314)
                                          ------------      -------------    ----------------     -----------------

Balance, December 31, 1997                     866,624            866,624          14,252,532           (5,381,378)

Net loss                                         ----               ----                ----              (490,059)
                                          ------------      -------------    ----------------     -----------------

Balance, December 31, 1998                     866,624            866,624          14,252,532           (5,871,437)

Net loss                                         ----               ----                ----              (279,695)
                                          ------------      -------------    ----------------     -----------------

Balance, December 31, 1999                     866,624      $     866,624          14,252,532           (6,151,132)
                                          ============      =============    ================     =================


See accompanying notes to financial statements.

                            NOONEY REALTY TRUST, INC.

                            Statements of Cash Flows

              For the years ended December 31, 1999, 1998, and 1997

                                                                        1999             1998              1997
                                                                  --------------    -------------    --------------

Cash flows from operating activities:
     Net loss                                                     $     (279,695)        (490,059)         (125,363)
     Adjustments to reconcile net loss to net
         cash provided by operating activities:
              Depreciation and amortization                              749,290          740,205           730,324
              Changes in accounts affecting operations:
                  Accounts receivable                                    (75,866)          85,854            93,534
                  Prepaid expenses and other assets                     (137,154)          (3,348)              706
                  Deferred expenses                                      (53,605)        (381,699)          (70,529)
                  Accounts payable and other liabilities                 340,526           13,829            41,163
                  Deferred compensation                                 (204,167)         204,167             ----
                                                                  --------------    -------------    --------------

                      Net cash provided by operating
                           activities                                    339,329          168,949           669,835
                                                                  --------------    -------------    --------------

Cash flows from investing activities - capital
     expenditures                                                       (531,505)        (223,891)         (182,817)
                                                                  --------------    -------------    --------------

Cash flows from financing activities:
     Dividends paid to shareholders                                        ----             ----           (381,314)
     Principal payments on mortgage note payable                        (105,646)         (97,163)          (89,361)
                                                                  --------------    -------------    --------------

                      Net cash used in financing activities             (105,646)         (97,163)         (470,675)
                                                                  --------------    -------------    --------------

                      Net increase (decrease) in cash                   (297,822)        (152,105)           16,343

Cash, beginning of year                                                  505,365          657,470           641,127
                                                                  --------------    -------------    --------------

Cash, end of year                                                 $      207,543          505,365           657,470
                                                                  ==============    =============    ==============

Supplemental disclosure of cash flow information -
     cash paid during the year for interest                       $      386,066          394,549           402,351
                                                                  ==============    =============    ==============

See accompanying notes to financial statements.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997

   (1) Summary of Significant Accounting Policies

      (a) Description of Business

          Nooney Realty Trust, Inc. (the Trust), a Missouri corporation, was formed on June 14, 1984 for the purpose of making equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust's portfolio is comprised of Atrium at Alpha Business Center, a multitenant office building located in Bloomington, Minnesota (Atrium at Alpha); Applied Communications, Inc. Office Building, a single-tenant office building located in Omaha, Nebraska (ACI Building); and Franklin Park Distribution Center, a warehouse and distribution facility in Franklin Park, Illinois (Franklin Park). These properties generated 45%, 41%, and 14% of total revenues, respectively, for the year ended December 31, 1999.

      (b) Investment Property

          Investment property is carried at cost less accumulated depreciation. The Trust applies Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for the recognition and measurement of impairment of long-lived assets to be held and used and assets to be disposed of. Management reviews each property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

          Buildings and improvements are depreciated over their estimated useful lives of thirty-five years using the straight-line method. Tenant improvements are depreciated over the term of the lease on a straight-line basis.

      (c)  Deferred Expenses

          Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective lease or note.

      (d) Revenues

          Lease agreements are accounted for as operating leases and rentals from such leases are reported as revenues ratably over the terms of the leases.

          Included in other revenue are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities and common area maintenance. The income is recorded in the same period that the related expense is incurred.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997

      (e) Taxes

          The Trust has  elected to be taxed as a real estate  investment  trust
          (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 1999, the Trust has federal net operating loss carryforwards of approximately $1,630,000 for tax purposes which expire in various amounts from 2000 through 2019.

      (f) Earnings Per Share and Distributions Per Share

          Net loss per share was computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted weighted average shares outstanding are the same because the impact of the options outstanding in 1998 was antidilutive. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid is based upon earnings and profits as defined by the Internal Revenue Code. The taxability of distributions declared but unpaid is determined in the year the dividend is paid.

      (g) Use of Estimates

          Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (h) Reclassifications

          Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

   (2) Mortgage Note Payable

       Mortgage note payable at December 31, 1999 and 1998 consists of a note payable in monthly installments of $40,976, including interest at 8.4%, with final principal payment of $4,330,508 due November 2001. The note is collateralized by deeds of trust and assignments of rents on all investment properties. The aggregate annual maturities of the mortgage note payable subsequent to December 31, 1999 are as follows: 2000, $114,870 and 2001, $4,423,196. The Trust intends to refinance the note in 2001.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997

   (3) Rental Revenues Under Operating Leases

       Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 1999 are as follows:

                        2000           $2,023,068
                        2001            1,854,790
                        2002            1,850,499
                        2003            1,790,942
                        2004            1,526,087
                    Thereafter          4,501,264
                                       ----------
                        Total        $ 13,546,650
                                     ============

       In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in revenues approximated $284,000, $391,000, and $403,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

   (4) Major Tenants

       A substantial amount of the Trust's revenue in 1999 was derived from three major tenants, whose rentals amounted to 41%, 16%, and 9%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1998 was derived from three major tenants, whose rentals amounted to 34%, 14%, and 10%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1997 was derived from three major tenants whose rentals amounted to 35%, 14%, and 11%, respectively, of total revenues. These tenants' leases expire in 2008, 2004, and 2003, respectively.

   (5) Legal Proceedings

       On October 19, 1999, the Trust entered into a settlement agreement (the Settlement Agreement) relating to a lawsuit filed in the Circuit Court of Jackson County, Missouri entitled Nooney Realty Trust, Inc. v. David L. Johnson, et al. The closing under the Settlement Agreement occurred on November 9, 1999. Pursuant to the Settlement Agreement, (i) CGS Real Estate Company, Inc. (CGS) and certain of its affiliates sold all their shares of common stock in the Trust (75,763 shares) to NKC Associates, L.L.C. (37,881), an affiliate of Bond Purchase, L.L.C., and Chris Garlich (37,882) at a price of $10.00 per share; (ii) the Trust's existing officers and Board of Trustees resigned and were replaced; (iii) CGS and its affiliates terminated each of the management and other services agreements between CGS and its affiliates and the Trust; and (iv) the lawsuit was dismissed pursuant to stipulations of dismissal with prejudice signed by each of the parties to the lawsuit.

   (6) Related Party Transactions

       Prior to February 10, 1998, the Trust was party to an agreement with Nooney Advisors Ltd., L.P. (the Advisor) to advise the Trust with respect to the Trust's investments and investment policies and to administer the operations of the Trust. A former officer and director of the Trust was a general partner of the Advisor. The Advisor received a fee for its services based upon net invested assets or net operating income, as defined in the agreement. The fees were $13,367 and $118,906 for the years ended December 31, 1998 and 1997, respectively.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997

       Effective February 10, 1998, the Trust became self-advised. Prior to the Settlement Agreement described in note 5, the Trust reimbursed an affiliate, Nooney, Inc., for certain general and administrative fees totaling $214,000 and $188,100 for the years ended December 31, 1999 and 1998, respectively.

       Certain other affiliates of the Advisor received lease commissions and property management fees in connection with the operation of investment real estate owned by the Trust. In 1997, lease commissions of $41,330 were paid by the Trust to Nooney Krombach Company, an affiliate of the Advisor. Additionally, property management fees paid to Nooney Krombach Company were $98,558 for the period January 1, 1997 through October 31, 1997.

       On October 31, 1997, Nooney Company sold its property management business operated through its wholly owned subsidiary, Nooney Krombach Company, to Nooney Real Estate Company D/B/A Nooney, Inc., an indirect wholly owned subsidiary of CGS. Simultaneously Nooney Company, Gregory J. Nooney, Jr., and PAN, Inc. sold their general and limited partnership interest in Nooney Advisors Ltd., L.P., the external advisor to the Trust, to S-P Properties, Inc., a California corporation, which also is a wholly owned subsidiary of CGS. Prior to the sale, the independent directors of the Trust approved the change in control of the Advisor and authorized a new management contract for the Trust's properties with Nooney, Inc., with the same terms and expiration dates as the existing advisory and management contracts. Lease commissions of $33,194 $102,229, and $8,266 were paid by the Trust to Nooney, Inc. for the years ended December 31, 1999, 1998, and 1997, respectively. Additionally, the Trust paid Nooney, Inc. property management fees of $10,160 and $19,711 for the years ended December 31, 1998 and 1997, respectively.

       In conjunction with the Settlement Agreement described in note 5, Maxus Properties, Inc., an affiliate of Bond Purchase, L.L.C., entered into an agreement to manage the Trusts' properties. Management fees of $7,920 have been accrued in the accompanying 1999 financial statements.

   (7) Employment Agreement

       Effective March 1, 1998, the Trust entered into two five-year employment agreements (the Employment Agreements) that were cancelable after three years subject to certain performance criteria, as defined in the Employment Agreements. Annual compensation recognizable under the agreements totaled $300,000 of which $245,000 was deferred compensation. At December 31, 1998, the Trust had recorded deferred compensation aggregating $204,167. In connection with the Settlement Agreement described in note 5, the Employment Agreements were terminated and the Trust paid $75,000 in complete settlement of the Trust's deferred compensation. As a result, the remaining liability of $129,167 was reversed and recorded as a reduction of general and administrative expense in 1999.

       The Employment Agreements included options to purchase an aggregate of 75,000 shares of the Trust's common stock at $10.00 per share. The options were canceled in conjunction with the Settlement Agreement.

       During 1999 and 1998, the Trust granted stock appreciation rights to the three outside directors and two officers. The stock appreciation rights were canceled in conjunction with the Settlement Agreement.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997


   (8)  Fair Value of Financial Instruments

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Trust to disclose fair value information of all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Trust's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, accounts payable, accrued liabilities, real estate taxes payable, and refundable security deposits. The carrying value of these assets and liabilities in the balance sheet are assumed to be at fair value.

       The estimated fair value of the mortgage note payable is determined based on rates currently available to the Trust for mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's mortgage note payable at December 31, 1999 and 1998 are summarized as follows:


                                                1999                          1998
                                   ----------------------------     ------------------------
                                    Carrying          Estimated      Carrying      Estimated
                                     amount           fair value      amount       fair value
                                     ------           ----------      ------       ----------

         Mortgage note payable      $4,538,066        4,538,000      4,643,712     4,707,000
                                    ==========        =========      =========     =========


       Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligation at fair value may not be possible and may not be a prudent management decision.

   (9) Contingency

       The Atrium at Alpha has been classified in the Minneapolis Airport Committee's (the "MAC") Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC began buying out impacted buildings in 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buy out zone. The MAC has not indicated whether or not it will buy out the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary stage of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

   (10) Segment Reporting

       The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers.

       The accounting policies of the segments are the same as those described in note 1.

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 12999, 1998, and 1997


   The Trust has three reportable operating segments--Atrium at Alpha, Franklin Park, and ACI Building. The Trust's management evaluates performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest.


                                    1999          1998       1997
                                    ----          ----       ----
                                            (in thousands)

Revenues:
   Atrium at Alpha               $  1,307.0     1,341.8     1,289.1
   Franklin Park                      414.4       781.0       755.7
   ACI Building                     1,207.5     1,111.7     1.081.3
   Reconciling items--
      corporate and other                --       (73.5)      (24.2)
                                    -------     -------     -------

                                 $  2,928.9     3,161.0     3,101.9
                                 ==========     =======     =======
Net income (loss):
   Atrium at Alpha                    213.5       231.1       238.0
   Franklin Park                     (172.4)      132.9       173.2
   ACI Building                       339.7       186.8       183.5
   Reconciling items--
      corporate and other            (660.5)   (1,040.9)     (720.1)
                                     ------    --------      ------

                                 $   (279.7)     (490.1)     (125.4)
                                 ==========      ======  ==========

Capital expenditures:
   Atrium at Alpha               $    331.5       146.6       182.8
   Franklin Park                      200.0        11.9          --
   ACI Building                          --        65.4          --
                                     ------      ------       -----
                                 $    531.5       223.9       182.8
                                 ==========       =====       =====

Depreciation and amortization:
   Atrium at Alpha               $    378.5       352.3       352.2
   Franklin Park                      145.5       163.2       178.2
   ACI Building                       208.8       208.1       183.2
   Reconciling items--
      corporate and other              16.5        16.6        16.7
                                       ----        ----        ----

                                 $    749.3       740.2       730.3
                                 ==========       =====       =====

                           NOONEY REALTY TRUST, INC.

                         Notes to Financial Statements

                       December 31, 1999, 1998, and 1997


                                                      1999            1998
                                                      ----            ----
                                                         (in thousands)
                  Assets:
                     Atrium at Alpha               $  5,757.0        5,682.1
                     Franklin Park                    3,429.3        3,320.6
                     ACI Building                     4,735.3        4,912.4
                     Reconciling items --
                        corporate and other             387.0          642.4
                                                        -----          -----
                                                   $ 14,308.6       14,557.5
                                                   ==========       ========

   (11) Supplementary Quarterly Data (Unaudited)

                                                                             1999
                                    ------------------------------------------------------------------------
                                        March 31        June 30            September 30          December 31
                                    -------------    -------------     -----------------     ---------------

Total revenues                      $     751,832          759,997               743,334             673,687
Net income (loss)                        (203,703)         (84,452)             (264,819)            273,279  (1)
Net income (loss) per share                 (0.24)           (0.10)                (0.31)               0.32
                                     =============    =============     =================     ===============


                                                                              1998
                                    ------------------------------------------------------------------------
                                        March 31        June 30             September 30         December 31
                                    -------------    -------------     -----------------     ---------------

Total revenues                      $     767,824          786,523               840,562             766,121
Net income (loss)                         (23,749)         (86,044)              (71,644)           (308,622)
Net income (loss) per share                 (0.03)           (0.10)                (0.08)              (0.36)
                                    =============    =============     =================     ===============

       (1) Fourth quarter 1999 net income reflects reversal of $333,334 of deferred compensation recognized in 1998 and 1999, as further described in note 7.