Form 10KSB, Exhibit 13
period 2000-12-31
MAXUS REALTY TRUST INC
filed 2001-03-16
CIK 748580

                            MAXUS REALTY TRUST, INC.

                               2000 ANNUAL REPORT

CONTENTS                                                             PAGE

Financial Highlights                                          Inside Front Cover
The Trust                                                     Inside Front Cover

Market Information                                                     1

Dividends                                                              1

Letter to Shareholders                                                 2

Management's Discussion and Analysis of
  Financial Condition and Results of Operations                        3

Independent Auditors' Report                                         F-1

Balance Sheets                                                       F-2

Statements of Operations                                             F-3

Statements of Shareholders' Equity                                   F-4

Statements of Cash Flows                                             F-5

Notes to Financial Statements                                        F-6

Trustees and Officers                                          Inside Back Cover

Shareholder Information                                        Inside Back Cover

                              FINANCIAL HIGHLIGHTS

                                                       YEAR ENDED DECEMBER 31,
FOR THE YEAR:                    2000             1999            1998            1997                1996

(NOT COVERED BY INDEPENDENT AUDITORS' REPORT)

Rental and other income    $ 3,146,000        $ 2,929,000     $ 3,161,000       $3,102,000         $3,018,000
Net income(loss)               196,000           (280,000)       (490,000)        (125,000)           217,000
Per share                          .20               (.32)          (0.57)           (0.14)              0.25
Funds from operations (1)      881,000            469,000         250,000          605,000            974,000

Distributions declared         500,000                  -               -          381,000            693,000
  Per share                        .48                  -               -             0.44               0.80
    Paid in current year:
       Taxable to shareholde       .17                  -               -             0.09               0.40
       Return of capital           .31                  -               -             0.35               0.40

AT YEAR END:

Total assets              $ 17,442,000        $14,309,000     $14,558,000      $14,927,000        $15,482,000
Investment property - net   15,700,000         13,267,000      13,355,000       13,770,000         14,215,000
Borrowing                    6,698,000          4,538,000       4,644,000        4,741,000          4,830,000
Shareholders' equity        10,049,000          8,968,000       9,248,000        9,738,000         10,244,000
Number of shares outstanding 1,040,000            867,000         867,000          867,000            867,000

(1) Represents net income adjusted for depreciation and amortization. Funds from operations does not represent cash flows from operations as defined by generally accepted accounting principles (GAAP).

See Management's Discussion and Analysis for discussion of comparability of items.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center, an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building, an office building in Omaha, Nebraska; and the Franklin Park Distribution Center, a warehouse and distribution facility in suburban Chicago, Illinois. In August of 2000, the Trust acquired North Winn Apartments, a 110 unit multi-family apartment complex in Kansas City, Missouri. Since 1985 the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2000 and 1999 were as follows:

         2000                       HIGH      LOW
           First Quarter          $ 7.00     $ 5.50
           Second Quarter         $ 9.75     $ 5.25
           Third Quarter          $ 8.00     $ 5.50
           Fourth Quarter         $ 8.00     $ 5.125

         1999                       HIGH      LOW
           First Quarter          $ 8.875    $ 7.2812
           Second Quarter         $ 8.9375   $ 7.4062
           Third Quarter          $ 9.50     $ 6.00
           Fourth Quarter         $ 9.50     $ 6.00

As of February 1, 2001, there were 381 shareholders of record.

NASDAQ

Presently  the Trust's  common  stock is listed on The Nasdaq  National  Market.
Continued listing on the Nasdaq National Market is subject to the Trust's ability to satisfy various Nasdaq criteria, including that (i) the Trust has in excess of 750,000 shares that are publicly held and (ii) the market value of the Trust's public float exceeds $5,000,000. To address an exception identified by Nasdaq, the Trust issued approximately 173,000 shares of common stock by means of a private placement May 11, 2000. These shares were not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The Trust issued the shares to comply with the listing rules of the Nasdaq National Market ("Nasdaq"). On June 5, 2000, the Trust was granted a qualifications exception by the Nasdaq Listing Qualifications Panel. The Company has complied with terms of the exception and therefore the hearing file has been closed by Nasdaq.


DIVIDENDS

In 2000, the Board of Trustees voted to reinstate the quarterly dividend of the Trust. The Trust intends, subject to continued performance and availability of sufficient funds, to declare a $.16 per share dividend each quarter. A $.16 per share dividend was paid on June 21, September 21 and December 21, 2000. Of the $.48 total dividends per share paid in 2000, $.17 was classified as taxable to shareholders and $.31 was classified as a return of capital. No cash dividends were paid to shareholders during 1999.

March 14, 2001


To Our Shareholders:

We are extremely pleased to report that the year 2000 marked a return to profitability for Maxus Realty Trust, Inc. after three years of net losses while our company was under the control of former management. This turnaround in financial performance was the result of a focused effort since the November 1999 change in the Trust's Management and Trustees to improve the operating performance at each of the Trust's properties. These efforts coupled with significant reductions in professional fees and administrative expenses and management fees paid to related parties of former management resulted in the rebound in the Trust's performance in the year 2000.

In addition to improving operations at the Trust's existing properties, the year 2000 represented the first time in more than a decade that a new property was added to the ownership portfolio. In August, the Trust acquired a 110 unit apartment complex located in Kansas City, Missouri. We are in the midst of renovating and repositioning this property and believe that it will be an outstanding long-term investment.

We also successfully completed the refinancing of the Trust's primary debt, extending the maturity date from November 2001 to August 2010 while at the same time lowering the monthly principal and interest payments from $41,000 to $33,000. Additionally, we secured a $1,000,000 line of credit that provides added flexibility for potential acquisitions and working capital needs.

We have worked diligently to lease the vacant space at our Franklin Park warehouse or alternatively sell the building. To this end, we are currently in the due diligence period on the sale of this property at a gross price of $4,550,000. While there can be no assurances that this contract will ultimately be consummated, if we are successful in closing this transaction we believe it will result in an exceptional value for the benefit of all shareholders.


Sincerely,
MAXUS REALTY TRUST, INC.

/s/ David L. Johnson                      /s/ Daniel W. Pishny
    David L. Johnson                          Daniel W. Pishny
    Chairman                                  President

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand as of December 31, 2000, was $817,000, an increase of $609,000 from the year ended December 31, 1999. The increase in cash is attributable mainly to the issuance of common stock (as described in the section titled Nasdaq) offset by distributions paid to shareholders of $499,000. Management believes the Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated capital expenditures in 2001. The anticipated capital expenditures by property for 2001 are as follows:

                                                            TOTAL
         Atrium at Alpha.........................          $240,000
         Franklin Park Dist. Center..............                 0
         Applied Communications Inc. Bldg........           350,000
         North Winn..............................           350,000
                                                            -------
                                                           $940,000

The anticipated capital expenditures at Atrium at Alpha Business Center include tenant alterations and lease commissions for new and renewal tenants as well as capital funds for window replacements. At the Franklin Park Distribution Center no capital expenditures are anticipated due to the pending sale of the building. In the event the sale is not consummated, it is possible that capital funds would be required for tenant alterations and lease commissions for a new tenant. At the Applied Communications, Inc. Building, $350,000 has been placed in escrow and is anticipated to be paid out in 2001 for tenant improvements in accordance with the lease with the building's only tenant. At the North Winn Apartments, anticipated capital expenditures include various renovation projects to improve the physical condition of the property. A portion of these funds are held in escrow in conjunction with the acquisition financing of the property.

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

In August of 2000, the Trust's existing debt collateralized by all three properties of $4,481,000 was refinanced with a note collateralized by the ACI Building of $4,300,000. The interest rate is 8.63% with a term of ten years and amortization of 30 years. Also in August of 2000, $1,986,000 of debt was incurred relative to the acquisition of North Winn (as described in Note 2 of the attached Financial Statements). The interest rate is 1.32% over the one month LIBOR, with a term of seven years and amortization of 30 years. In addition, in August of 2000, the Trust initiated an unsecured line of credit with Missouri Bank and Trust for $249,000 at a prime floating rate for a term of six months. On August 15, 2000, the Trust drew $249,000 on the line of credit. On September 14, 2000, the Trust modified the line of credit, secured it with the Atrium at Alpha Business Center, increased the line of credit to $1,000,000 and increased the term to one year. On October 3, 2000, the

Trust drew an additional $150,000. Both draws on the line of credit were used to pay closing costs on the North Winn Apartments, including a required escrow deposit of $232,000 for repairs required by the lender for North Winn
Apartments. On December 23, 2000, the Trust drew an additional $25,000 for working capital purposes. Total draws for the period ended December 31, 2000 were $424,000.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2000 and 1999 are detailed in the schedule below. Administrative expenses of the Trust are excluded.

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

                                                           FRANKLIN
                                                ATRIUM      PARK      APPLIED
                                                   AT       DIST.      COMM.        NORTH
                                                 ALPHA      CENTER    INC. BLDG.    WINN
                                                             (in thousands)

2000 Revenues                                $  1,342.6  $   395.3  $  1,212.1   $  217.8
      Expenses                                  1,077.0      362.1       929.4      238.9
                                              ---------   --------   ---------    -------
      Net Income (loss)                           265.6       33.2       282.7      (21.2)
      Depreciation and Amortization               355.5       80.7       182.2       49.4
                                              ---------   --------   ---------    -------
      Funds from Operations                       621.1      113.9       464.9       28.2
                                              =========   ========   =========    =======

1999 Revenues                                $  1,307.0 $    414.4  $  1,207.5      $ --
      Expenses                                  1,093.5      586.8       867.8        --
                                              ---------   --------   ---------    -------
      Net Income (loss)                           213.5     (172.4)      339.7        --
      Depreciation and Amortization               378.5      145.5       208.8        --
                                              ---------   --------   ---------    -------
      Funds from Operations                       592.0      (26.9)      548.5        --
                                              =========   ========   =========    =======

2000 COMPARISONS BY PROPERTY

Revenues at the Atrium at Alpha for the year ended December 31, 2000 increased $35,600 compared to the same period in 1999. The increase in revenue is primarily due to an increase in rental rates. Operating expense decreased $16,500 compared to the same period in 1999. The decrease in operating expense was primarily due to a decrease in general and administrative expenses of $25,800, and depreciation and amortization of $23,000, offset by an increase in repairs and maintenance of $12,700 and utilities of $8,100.

At Franklin Park Distribution Center, revenues decreased $19,100 primarily due to a decrease in common area maintenance reimbursements. Operating expense decreased $224,700 compared to December 31, 1999. The decrease in operating expense was primarily due to a decrease in real estate taxes of $88,000, depreciation and amortization of $64,800 and interest expense of $35,400.

Operating results decreased when compared to 1999 at the Applied Communications, Inc. Building. Revenue remained consistent with 1999 while operating expenses increased by $61,600, due primarily to an increase in general and administrative expenses of $55,300 and interest expense of $35,700 offset by a decrease in depreciation and amortization expenses of $26,600.

The occupancy levels at December 31 were as follows:

                                       OCCUPANCY LEVELS AT DECEMBER 31,

                                          2000     1999     1998
         Atrium at Alpha                   86%      86%      76%
         Franklin Park Dist. Center        57%      57%      57%
         Applied Communications Inc. Bldg 100%     100%     100%
         North Winn Apartments             93%     N/A      N/A

During 2000, the occupancy level at Atrium at Alpha remained at 86%. During the quarter ended December 31, 2000, new leases were signed with two tenants occupying 2,781 square feet. A renewal lease was signed with one tenant occupying 2,744 square feet and one tenant vacated, which occupied 1,483 square feet. The property has one major tenant occupying 16% of the building. The lease for this tenant expires in December 2003.

Franklin Park Distribution Center has one tenant occupying 57% of the building. The lease expires in December 2004.

The Applied Communications, Inc. building has a single tenant, which has occupied the building throughout 2000. The lease expires in August 2008.

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

2000 COMPARISONS

For the year ended December 31, 2000, the Trust's consolidated revenues were $3,146,000 compared to $2,929,000 for the year ended December 31, 1999. Revenues increased $217,000 (7.4%). The increase in consolidated revenues relates primarily to an increase in rental income of $278,000 offset by a decrease in common area maintenance reimbursement of $67,000. The increase in rental income relates primarily to the addition of North Winn Apartments revenue of $218,000.

For the year ended December 31, 2000, the Trust's consolidated expenses were $2,950,000 compared to $3,209,000 for the year ended December 31, 1999. The decrease in expense of $259,000 (8.1%) is due primarily to a decrease in professional fees of $281,000, property management fees of $113,000 and real estate taxes of $81,000. The decreases were partially offset by an increase in general and administrative expense of $102,000, interest expense of $61,000, repairs and maintenance of $57,000 and utilities of $43,000 primarily related to the addition of North Winn Apartments.

Effective March 1, 1998, the Trust entered into two five-year employment agreements (the Employment Agreements) that were cancelable after three years subject to certain performance criteria as defined in the Employee Agreements. Annual compensation recognizable under the agreements totaled $300,000 of which $245,000 was deferred compensation. At December 31, 1998, the Trust had recorded deferred compensation aggregating $204,000. In connection with a settlement agreement entered into in October, 1999 (the "Settlement Agreement"), the Employment Agreements were terminated and the Trust paid $75,000 in complete settlement of the Trust's deferred compensation. As a result, the remaining liability of $129,000 was reversed and recorded as a reduction of general and administrative expense in 1999.

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

The net income for the year ended December 31, 2000 was $196,000 or $.20 per share. The net loss for the year ended December 31, 1999 was $280,000 or $.32 per share. The lawsuits described in Note 5 of the attached Financial
Statements, negatively impacted the operations of the Trust in 1999. The lawsuits were settled in 1999.

Cash flow provided by operating activities was $559,000 for 2000 compared to $339,000 for 1999. The increase in cash flow provided by operating activities was due primarily to an increase in net income (loss) from ($280,000) in 1999 to $196,000 in 2000. Cash flow used in investing activities was $2,994,000 in 2000 compared to $531,000 in 1999. The increase in cash flow used in investing activities was due primarily to the purchase of North Winn. Cash flow provided by financing activities was $3,044,000 for 2000 compared to $105,000 used in financing activities in 1999. The majority of the increase in cash provided by financing activities was the refinancing of the debt on the properties (as described in the section titled Market Risk) and the issuance of common stock (as described in the section titled Nasdaq). Reduction of the principal balance on the mortgage note was the sole use of cash flow for financing activities in 1999.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2000.

The Trust does not believe that it has any material exposure to interest rate risk. The debt on the ACI building matures in 2010, the debt on North Winn matures in 2007, and the line of credit matures in 2001. The debt on the ACI building is at a fixed rated of 8.63%. The debt on North Winn and the line of credit are each variable. The current interest rates on the line of credit and North Winn are 9.5% and 7.941%, respectively. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $24,000.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2000 or 1999.

                          Independent Auditors' Report



To the Shareholders of
   Maxus Realty Trust, Inc.:


We have audited the accompanying balance sheets of Maxus Realty Trust, Inc. (the Trust) as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                          /s/ KPMG LLP

February 8, 2001

                            MAXUS REALTY TRUST, INC.

                                 Balance Sheets

                           December 31, 2000 and 1999

                 Assets                                         2000            1999
                                                            ------------    ------------
Investments property, (note 2)
     Land                                                   $  2,322,000       2,569,000
     Buildings and improvements                               16,460,000      18,083,000
                                                            ------------    ------------
                                                              18,782,000      20,652,000

     Less accumulated depreciation                            (6,324,000)     (7,385,000)
                                                            ------------    ------------
                                                              12,458,000      13,267,000

     Investment property held for sale (note 13)               3,242,000            --
                                                            ------------    ------------
              Total investment property, net                  15,700,000      13,267,000

     Cash (note 2)                                               817,000         208,000
     Accounts receivable                                         367,000         250,000
     Prepaid expenses and other assets                            88,000         169,000
     Deferred expenses, less accumulated amortization            470,000         415,000
                                                            ------------    ------------
                                                            $ 17,442,000      14,309,000
                                                            ============    ============
              Liabilities and Shareholders' Equity

Liabilities:
     Mortgage notes payable (note 2)                        $  6,274,000       4,538,000
     Line of credit (note 2)                                     424,000            --
     Accounts payable, prepaid rent, and accrued expenses        387,000         240,000
     Real estate taxes payable                                   212,000         501,000
     Refundable tenant deposits                                   96,000          61,000
                                                            ------------    ------------
              Total liabilities                                7,393,000       5,340,000
                                                            ------------    ------------
Shareholders' equity:
     Common stock,  $1 par value; authorized 5,000,000,
       shares,  1,040,000 and 867,000 shares issued and
       outstanding in 2000 and 1999, respectively              1,040,000         867,000
     Additional paid-in capital                               15,463,000      14,253,000
     Distributions in excess of accumulated earnings          (6,454,000)     (6,151,000)
                                                            ------------    ------------
              Total shareholders' equity                      10,049,000       8,969,000
                                                            ------------    ------------
                                                            $ 17,442,000      14,309,000
                                                            ============    ============

     See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.

                            Statements of Operations

                           December 31, 2000 and 1999

                                                                     2000         1999
                                                                  ----------   ----------
Revenues:
     Rental (note 3)                                              $2,903,000    2,625,000
     Other                                                           243,000      304,000
                                                                  ----------   ----------

              Total revenues                                       3,146,000    2,929,000
                                                                  ----------   ----------


Expenses:
     Depreciation and amortization                                   685,000      749,000
     Professional fees                                               325,000      606,000
     Real estate taxes                                               476,000      557,000
     Interest, net                                                   436,000      375,000
     Repairs and maintenance, including common area
       maintenance                                                   368,000      311,000
     Utilities                                                       293,000      250,000
     Property management and advisory fees and general and
       administrative reimbursements - related parties (note 6)      109,000      222,000
     General and administrative (note 7)                             173,000       71,000
     Other operating expenses                                         85,000       68,000
                                                                  ----------   ----------
              Total expenses                                       2,950,000    3,209,000
                                                                  ----------   ----------
              Net income (loss)                                   $  196,000     (280,000)
                                                                  ==========   ==========

Per share data (basic and diluted) - net income (loss)            $     0.20        (0.32)
                                                                  ==========   ==========

Distributions:
     Paid in current year:
       Taxable to shareholders                                    $     0.17         --
       Return of capital                                                0.31         --
                                                                  ----------   ----------
              Total paid in current year                          $     0.48         --
                                                                  ==========   ==========

Weighted average shares outstanding (note 5)                         977,000      867,000
                                                                  ==========   ==========


See accompanying notes to financial statements.


                            MAXUS REALTY TRUST, INC.

                       Statements of Shareholders' Equity

                           December 31, 2000 and 1999

                                        Common Stock        Addi-     Distributions
                                  ----------------------    tonal     in excess of
                                    Number                 paid-in    accumulated
                                  of shares     Amount     capital     earnings
                                  ---------     --------  ----------   ----------

Balance, December 31, 1998         867,000   $  867,000   14,253,000   (5,871,000)

Net loss                                --           --           --     (280,000)
                                  --------     ---------  ----------   ----------

Balance, December 31, 1999         867,000      867,000   14,253,000   (6,151,000)

Common stock issued                173,000      173,000    1,210,000         --

Distributions paid                      --           --           --     (499,000)

Net income                              --           --           --      196,000
                                ----------   -----------   ---------   ----------

Balance, December 31, 2000       1,040,000   $1,040,000   15,463,000   (6,454,000)
                                ==========   ==========   ==========   ==========


See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.

                            Statements of Cash Flows

                           December 31, 2000 and 1999

                                                                   2000           1999
                                                               -----------    -----------
Cash flows from operating activities:                          $   196,000       (280,000)
     Net income (loss)
     Adjustments  to  reconcile  net  income  (loss)
       to net  cash  provided  by
       operating activities:
         Depreciation and amortization                             685,000        749,000
         Changes in accounts affecting operations:
          Accounts receivable                                     (117,000)       (76,000)
          Prepaid expenses and other assets                         81,000       (137,000)
          Deferred expenses                                       (179,000)       (54,000)
          Accounts payable and other liabilities                  (107,000)       341,000
          Deferred compensation                                       --         (204,000)
                                                               -----------    -----------
          Net cash provided by operating activities                559,000        339,000
                                                               -----------    -----------
Cash flows from investing activities:
     Capital expenditures                                         (269,000)      (531,000)
     Purchase of North Winn Apartments                          (2,725,000)          --
                                                               -----------    -----------
         Net cash used in investing activities                  (2,994,000)      (531,000)
                                                               -----------    -----------

Cash Flows from financing activities:
     Distributions paid to shareholders                           (499,000)          --
     Principal payments on mortgage note payable                (4,550,000)      (105,000)
     Proceeds from mortgage notes payable                        6,286,000           --
     Proceeds from line of credit                                  424,000           --
     Issuance of common stock                                    1,383,000           --
                                                               -----------    -----------
         Net cash provided by (used in) financing activities     3,044,000       (105,000)
                                                               -----------    -----------

         Net increase (decrease) in cash                           609,000       (297,000)

Cash, beginning of year                                            208,000        505,000
                                                               -----------    -----------
Cash, end of year                                              $   817,000        208,000
                                                               ===========    ===========

Supplemental disclosure of cash flow information -
     cash paid during the year for interest                   $    455,000        386,000
                                                                ==========      =========

See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

  (1)   Summary of Significant Accounting Policies

        (a)   Description of Business

              Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, invests in income-producing real properties. At December 31, 2000, the Trust's portfolio is comprised of Atrium at Alpha Business Center, a multi-tenant office building located in Bloomington, Minnesota (Atrium at Alpha); Applied Communications, Inc. Office Building, a single-tenant office building located in Omaha, Nebraska (ACI Building); Franklin Park Distribution Center, a warehouse and distribution facility in Franklin Park, Illinois (Franklin Park); and North Winn Apartments, a 110 unit multi-family complex located in Kansas City, Missouri (North
              Winn). These properties generated 43%, 38%, 12%, and 7% of total revenues, respectively, for the year ended December 31, 2000.

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

              During 2000, a decision was made to sell Franklin Park. Accordingly, the property was reclassified as held for sale and carried at its depreciated cost, which is lower than its expected selling price (see note 13).

              Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 35 years using the straight-line method. Tenant improvements are depreciated over the term of the lease on a straight-line basis.

        (c)   Deferred Expenses

              Deferred expenses consist of lease fees and financing costs and are amortized over the terms of the respective lease or note.

        (d)   Revenues

              Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases.

              Included in other revenue are amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities, and common area maintenance. The income is recorded in the same period that the related expense is incurred.

                                      F-6                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

        (e)   Taxes

              The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 2000 and 1999, the Trust has federal net operating loss carryforwards of approximately $1,646,000 and $1,630,000, respectively, for tax purposes which expire in various amounts from 2001 through 2019.

        (f)   Earnings Per Share and Distributions Per Share

              Basic net income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted income (loss) per share are the same in 2000 and 1999 because the Trust has no potential dilutive securities. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid is based upon earnings and profits, as defined by the Internal Revenue Code.

        (g)   Use of Estimates

              Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (2)   Mortgage Note Payable

        Mortgage notes payable consist of the following:

                                                                        2000            1999
                                                                      --------        --------
            ACI Building mortgage note, monthly principal\
               and interest payments of $34,000, with interest
               fixed at 8.63%, maturing on August 1, 2010            $ 4,292,000           --
            North Winn mortgage note, monthly principal
               and interest payments of $14,000, with a
               variable interest rate (7.941% at December 31,
               2000), maturing September 1, 2007                       1,982,000           --
            Line of Credit                                               424,000           --
            Mortgage note refinanced in 2000                                  --    4,538,000
                                                                      ----------    ---------
                                                                       6,698,000    4,538,000
                                                                       =========    =========

                                      F-7                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

        The mortgage note payable outstanding at December 31, 1999 was refinanced in August 2000. The new note, secured by the ACI Building, requires the Trust to establish a property reserve account, and deposit $3,000 per month for tenant improvements and leasing commissions and $2,000 each month for the costs of capital improvements. The balance in the tenant improvements and leasing commissions account and the capital improvements account were $15,000 and $8,000, respectively, at December 31, 2000. In addition to the monthly deposits, an escrow account in the amount of $350,000 has been established to pay Applied Communication, Inc. for specifically negotiated tenant improvements.

        In connection with the acquisition of North Winn during 2000, the Trust entered into a mortgage in the amount of $1,986,000 secured by a Deed of Trust, assignment of rents, and a security agreement. The North Winn note required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date (September 1, 2007), commencing on October 1, 2000. The monthly deposits in 2000 were $2,000 and the balance in the replacement reserve account at December 31, 2000 was $37,000. In addition, the Trust was required to deposit $233,000 into a repair account to cover the costs of certain repairs to North Winn, which must be completed by August 10, 2001. The balance in the repair account at December 31, 2000 was $146,000.

        During 2000, the Trust arranged a $1,000,000 bank line of credit to be used for working capital. Borrowings under this facility bear interest at the prime rate (9.5% at December 31, 2000). The line matures October 1, 2001.

        The following is a summary of scheduled debt maturities:

                                 Year           Amount
                                 ----           ------

                                 2001      $   467,000
                                 2002           48,000
                                 2003           52,000
                                 2004           56,000
                                 2005           62,000
                              Thereafter   $ 6,013,000
                                           -----------
                                 Total     $ 6,698,000
                                           ===========

                                      F-8                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

  (3)   Rental Revenues Under Operating Leases

        Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 2000 are as follows:

                           Year        Amount
                       -----------  -----------
                           2001     $ 2,669,000
                           2002       2,242,000
                           2003       1,969,000
                           2004       1,649,000
                           2005       1,213,000
                        Thereafter    3,323,000
                                     ----------
                           Total    $13,065,000
                                     ==========

        In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in revenues approximated $231,000 and $284,000 for the years ended December 31, 2000 and 1999, respectively.

  (4)   Major Tenants

        A substantial amount of the Trust's revenue in 2000 was derived from three major tenants, whose rentals amounted to 33%, 12%, and 8%, respectively, of total revenues. A substantial amount of the Trust's revenue in 1999 was derived from those same three major tenants, whose rentals amounted to 41%, 16%, and 9%, respectively, of total revenues. These tenants' leases expire in 2008, 2004, and 2003, respectively.

  (5)   Legal Proceedings

        On October 19, 1999, the Trust entered into a settlement agreement (the Settlement Agreement) relating to a lawsuit filed in the Circuit Court of Jackson County, Missouri entitled Nooney Realty Trust, Inc. v. David
        L. Johnson, et al. The closing under the Settlement Agreement occurred on November 9, 1999. Pursuant to the Settlement Agreement, (i) CGS Real Estate Company, Inc. (CGS) and certain of its affiliates sold all their shares of common stock in the Trust (75,763 shares) to NKC Associates, L.L.C. (37,881 shares), an affiliate of Bond Purchase, L.L.C., and Chris Garlich (37,882 shares) at a price of $10.00 per share; (ii) the Trust's existing officers and Board of Trustees resigned and were replaced;
        (iii) CGS and its affiliates terminated each of the management and other services agreements between CGS and its affiliates and the Trust; and
        (iv) the lawsuit was dismissed pursuant to stipulations of dismissal with prejudice signed by each of the parties to the lawsuit.

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

                                      F-9                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

        Effective February 10, 1998, the Trust became self-advised. Prior to the Settlement Agreement described in note 5, the Trust reimbursed an affiliate, Nooney, Inc., for certain general and administrative fees totaling $214,000 for the year ended December 31, 1999.

        On October 31, 1997, Nooney Company sold its property management business operated through its wholly owned subsidiary, Nooney Krombach Company, to Nooney Real Estate Company D/B/A Nooney, Inc., an indirect wholly owned subsidiary of CGS. Simultaneously, Nooney Company, Gregory
        J. Nooney, Jr., and PAN, Inc. sold their general and limited partnership interest in Nooney Advisors Ltd., L.P., the external advisor to the Trust, to S-P Properties, Inc., a California corporation, which also is a wholly owned subsidiary of CGS. Prior to the sale, the independent directors of the Trust approved the change in control of the Advisor and authorized a new management contract for the Trust's properties with Nooney, Inc., with the same terms and expiration dates as the existing advisory and management contracts. Lease commissions of $33,000 were paid by the Trust to Nooney, Inc. for the year ended December 31, 1999.

        In conjunction with the Settlement Agreement described in note 5, Maxus Properties, Inc., an affiliate of Bond Purchase, L.L.C., entered into an agreement to manage the Trusts' properties. The Trust paid property management fees of $109,000 and $8,000 for the years ended December 31, 2000 and 1999, respectively.

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

        During 1999, the Trust granted stock appreciation rights to the three outside directors and two officers. The stock appreciation rights were canceled in conjunction with the Settlement Agreement.

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

                                      F-10                           (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

        The estimated fair value of the mortgage notes payable is determined based on rates currently available to the Trust for mortgage notes with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's mortgage notes payable at December 31, 2000 and 1999 are summarized as follows:

                                              2000                         1999
                                     ----------------------       ------------------------
                                     Carrying     Estimated        Carrying     Estimated
                                      amount      fair value        amount      fair value
                                      ------      ----------        ------      ----------
               Fixed Rate note      $4,292,000     4,292,000      4,538,000      4,538,000
                                    ==========     =========      =========      =========
               Floating rate note   $1,982,000     1,982,000            --             --
                                    ==========     =========      =========      =========
               Line of credit       $  424,000       424,000            --             --
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

                                      F-11                           (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

        The Trust has four reportable operating segments--Atrium at Alpha, Franklin Park, ACI Building, and North Winn. The Trust's management evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest. The accounting policies of the segments are the same as those described in note 1.

                                                   2000        1999
                                                --------    --------
                                                   (in thousands)
Revenues:
  Atrium at Alpha                              $  1,343       1,307
  Franklin Park                                     395         414
  ACI Building                                    1,212       1,208
  North Winn                                        218        --
  Reconciling items - corporate and other           (22)       --
                                               --------    --------
                                               $  3,146       2,929
                                               ========    ========
Net income (loss):
  Atrium at Alpha                              $    265         214
  Franklin Park                                      33        (173)
  ACI Building                                      283         340
  North Winn                                        (21)       --
  Reconciling items - corporate and other          (364)       (661)
                                               --------    --------
                                               $    196        (280)
                                               ========    ========
Capital expenditures:
  Atrium at Alpha                              $    127         331
  Franklin Park                                    --           200
  ACI Building                                     --          --
  North Winn                                      2,867        --
                                               --------    --------
                                               $  2,994         531
                                               ========    ========
Depreciation and amortization:
  Atrium at Alpha                              $    356         378
  Franklin Park                                      81         145
  ACI Building                                      182         209
  North Winn                                         49        --
  Reconciling items - corporate and other            17          17
                                               --------    --------
                                               $    685    $    749
                                               ========    ========
Assets:
  Atrium at Alpha                              $  5,539       5,757
  Franklin Park                                   3,319       3,429
  ACI Building                                    5,304       4,736
  North Winn                                      3,108        --
  Reconciling items - corporate and other           172         387
                                               --------    --------
                                               $ 17,442    $ 14,309
                                               ========    ========
                                      F-12                           (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(11)    Supplementary Quarterly Data (Unaudited)

                                                                  2000
                                          ----------------------------------------------------
                                            March 31     June 30   September 30    December 31
                                            --------     -------   ------------    -----------

            Total revenues                $  725,000     722,000       845,000       854,000
            Net income (loss)                (36,000)    109,000       134,000       (11,000)
            Net income (loss) per share        (0.04)       0.11          0.13          --
                                            ========     =======        ======        =======


                                                                  1999
                                          ----------------------------------------------------
                                            March 31     June 30   September 30    December 31
                                            --------     -------   ------------    -----------

            Total revenues                $  752,000     760,000       743,000       674,000
            Net income (loss)               (204,000)    (84,000)     (265,000)      273,000 (1)
            Net income (loss) per share        (0.24)      (0.10)        (0.31)         0.33
                                            ========     =======        ======        =======

             (1) Fourth quarter 1999 net income reflects reversal of $333,000 of deferred compensation recognized in 1998 and 1999, as further described in note 7.

(12)    Acquisitions

        In August 2000, the Trust purchased North Winn for $2,725,000. North Winn is a 110 unit multi-family complex located in Kansas City, Missouri.

        The table below presents the pro forma results of operations of the Trust as if the acquisition of North Winn had occurred at January 1, 1999:
                                                2000        1999
                                              --------     --------
           Net income (loss)                  $122,000     (390,000)
                                              ========     ========
           Basic earnings (loss) per share    $   0.12        (0.45)
                                              ========     ========

(13)    Subsequent Event

        On January 11, 2001, a sales agreement was entered into on the Franklin Park property that provides for a sales price of $4,550,000. The sale is subject to a due diligence period and, if completed, is expected to close by March 31, 2001.

TRUSTEES AND OFFICERS

Board of Trustees

David L. Johnson... Founder, Chief Executive Officer and majority shareholder of Maxus Properties, Inc. ("Maxus"). Maxus specializes in commercial property management for affiliated owners.

Daniel W. Pishny... President and Chief Operating Officer of Maxus.

John W. Alvey...Vice President and Chief Financial Officer of Maxus.

Christopher Garlich... Executive Vice President and member of Bancorp Services, L.L.C.

Monte McDowell... President, Chief Executive Officer and principal shareholder of Home Medical Specialty Equipment, Inc.

Robert B. Thomson... Attorney in private practice in Kansas City, Missouri

Steve Rosenberg...Acting Manager of Aspen Mortgage, Inc. and Aspen Pacific, Inc.

Officers:

David L. Johnson...                   Chairman

Daniel W. Pishny...                   President

John W. Alvey...                      Vice President

Christine A. Robinson...              Secretary

Amy Kennedy...                        Treasurer

                            SHAREHOLDER INFORMATION

Transfer Agent:

Mellon Investor Services LLC
P.O. Box 3316
South Hackensack, NJ 07606-1916
(888) 213-0965
www.mellon-investor.com

Legal Counsel:

Lathrop & Gage L.C.
Kansas City, Missouri

Independent Accountants:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Amy Stephenson, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. Dividend Reinvestment Plan and Enrollment Card

INVESTMENT PROPERTIES

THE ATRIUM AT ALPHA BUSINESS CENTER
BLOOMINGTON, MINNESOTA

APPLIED COMMUNICATIONS, INC. BUILDING
OMAHA, NEBRASKA

FRANKLIN PARK DISTRIBUTION CENTER
FRANKLIN PARK, ILLINOIS

NORTH WINN APARTMENTS
KANSAS CITY, MISSOURI


                               MAXUS REALTY TRUST
                                104 ARMOUR ROAD
                       NORTH KANSAS CITY, MISSOURI 64116