Form 10KSB, Exhibit 13
period 2001-12-31
MAXUS REALTY TRUST INC
filed 2002-03-15
CIK 748580

MAXUS REALTY TRUST, INC.

                               2001 ANNUAL REPORT

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

Independent Auditors' Report                                                 F-1

Balance Sheets                                                               F-2

Statements of Operations                                                     F-3

Statements of Shareholders' Equity                                           F-4

Statements of Cash Flows                                                     F-5

Notes to Financial Statements                                                F-6

Trustees and Officers                                          Inside Back Cover

Shareholder Information                                        Inside Back Cover

FINANCIAL HIGHLIGHTS

                                             YEAR ENDED DECEMBER 31,
FOR THE YEAR:                                 2001            2000
Rental and other income                  $  4,422,000    $  3,164,000
Net income (loss) (2)                       1,390,000         196,000
Per share (2)                                    1.32             .20
Funds from operations (1)                   1,423,000       1,228,000

Distributions declared                        827,000         499,000
  Per share                                       .76             .48
    Paid in current year:
      Taxable to shareholders                     .76             .17
      Return of capital                            --             .31

AT YEAR END:
Total assets                             $ 38,429,000    $ 17,442,000
Investment property - net                  36,289,000      15,700,000
Borrowing                                  24,934,000       6,698,000
Shareholders' equity                       12,416,000      10,049,000
Number of shares outstanding                1,220,000       1,040,000

(1) Represents net income adjusted for depreciation and amortization. Funds from operations does not represent cash flows from operations as defined by generally accepted accounting principles (GAAP). Administrative expenses and income of the Parent are excluded.

(2) 2001 includes gain on sale of property of $1,138,000.

See Management's Discussion and Analysis for discussion of comparability of items.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center ("The Atrium"), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building ("The ACI Building"), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center ("Franklin Park"), a warehouse and distribution facility in suburban Chicago, Illinois. In May, 2001, Franklin Park was sold. In August of 2000, the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) ("Forest Park"), a 110 unit multi-family apartment complex in Kansas City, Missouri. In 2001, the Trust acquired the following properties: in August King's Court Apartments ("King's Court"), an 82 unit multi-family apartment complex in Olathe, Kansas, in September The Landings at Rock Creek Apartments ("The Landings"), a 154 unit multi-family apartment complex in Little Rock, Arkansas, and Chalet I and Chalet II Apartments ("Chalet"), a two-phase, 234 unit multi-family apartment complex in Topeka, Kansas; and in November
Barrington Hills Apartments ("Barrington Hills"), a 232 unit multi-family apartment complex in Little Rock, Arkansas. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2001 and 2000 were as follows:

2001                                          HIGH                LOW
  First Quarter                             $  8.32              $ 5.00
  Second Quarter                            $ 11.05              $ 7.66
  Third Quarter                             $ 11.50              $ 8.68
  Fourth Quarter                            $ 12.00              $ 9.50

2000                                           HIGH                LOW
  First Quarter                             $  7.00              $ 5.50
  Second Quarter                            $  9.75              $ 5.25
  Third Quarter                             $  8.00              $ 5.50
  Fourth Quarter                            $  8.00              $ 5.125

As of February 1, 2002, there were 460 shareholders of record.

NASDAQ

The Trust's common stock is listed on The Nasdaq National Market. On June 5, 2000, the Trust was granted a qualifications exception by the Nasdaq Listing Qualifications Panel. The Company has complied with terms of the exception and therefore the hearing file has been closed by Nasdaq. The Trust issued approximately 173,000 and 180,000 shares of common stock by means of private placements on May 11, 2000 and November 28, 2001 respectively. These shares were not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

DIVIDENDS

In 2000, the Board of Trustees voted to reinstate the quarterly dividend of the Trust. The Trust intends, subject to continued performance and availability of sufficient funds, to declare a $.25 per share dividend each quarter. A $.16 per share dividend was paid on March 21, 2001. A $.20 per share dividend was paid on June 21, September 21, and December 21, 2001. Of the $.76 total dividends per share paid in 2001, $.76 was classified as taxable to shareholders. Capital gains dividends of $.69 per share are included in the taxable dividends. Cash dividends of $.48 per share were paid to shareholders during 2000, of which $.31 was a return of capital.

March 14, 2002

To Our Shareholders:

The year 2001 was a year of growth for Maxus Realty Trust, Inc.

In the period from August, 2001, through November, 2001, the Trust acquired four new apartment complexes, representing over 700 units in total. Two of the apartment complexes are located in Kansas and two are located in Arkansas. In the short time the Trust held these assets, occupancy at each has improved between four and ten percent. Collections of delinquent accounts have improved and the properties have reported improved customer service and property image.

In May of 2001, Franklin Park Distribution Center was sold. The gain on the sale was $1,138,000. The sale of this under-performing asset provided cash for acquisitions and operations and should improve cash flows of the Trust in the future.

Distributions were increased from $.16 per share in March of 2001 to $.20 per share in June, September and December, 2001. In December, 2001, the Trust announced another increase in the distribution rate to $.25 per share, payable in March, 2002.

The total rate of return for the Trust for 2001 was 92.6% with almost 50% appreciation in market value from December 31, 2000 to December 31, 2001. The 2001 NAREIT Composite REIT Index total return, as reported by NAREIT, for Office REITs was 6.65% and for Apartment REITs was 8.67%. Compared to the NAREIT Index, the Trust substantially outperformed the market. While the Trust does not anticipate this type of return in 2002, the Trust believes it is indicative of the value added through acquisitions and increased dividends in 2001. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholder's investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson                            /s/ Danley K. Sheldon
    David L. Johnson                                Danley K. Sheldon
    Chairman                                        President

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand as of December 31, 2001, was $884,000, an increase of $67,000 from the year ended December 31, 2000. Cash includes $635,000 and $622,000 at December 31, 2001 and 2000, respectively, held in escrow by various lenders. Net cash provided by operating activities increased $47,000 to $815,000 for the year ended December 31, 2001 as compared to $768,000 for the year ended December 31, 2000. Net cash used in investing activities was $2,298,000. Proceeds of $4,346,000 from the sale of Franklin Park were offset by capital expenditures of $1,007,000 and purchase of investment properties of $5,666,000. Net cash provided by financing activities was $1,550,000. Cash was provided by issuance of common stock for $1,804,000 (as described in the section titled Nasdaq) and an increase in the line of credit of $726,000. Distributions were paid totaling $827,000.

Contractual Obligations and Commercial Commitments
As of December 31, 2001

                                                                 Payments Due by Period
                                                     Less
Contractual                                         than 1              1-3            4-5           After 5
Obligations                         Total            year              years          years           years
  Long-Term Debt                 $23,784,000         $331,000        $730,000        848,000       21,875,000

                                                              Amount of Commitment Expiration
                                                                        Per Period

Other                               Total           Less
Commercial                         Amounts          than 1             1-3            4-5           Over 5
Commitments                       Committed          year              years          years          years
  Lines of Credit                 $1,150,000       $1,150,000           ---            ---           ---

Reference is also made to Note 2 of Notes to Financial Statements incorporated by reference to the Trust's Annual Report for a description of mortgage indebtedness secured by the Trust's real property investments. The Trust does not utilize any off balance-sheet financing or leasing transactions of any kind.

Management believes the Trust's current cash position and the properties' ability to provide operating cash flow should enable the Trust to fund anticipated operating and capital expenditures in 2002. At Barrington Hills, the Trust anticipates capital expenditures of approximately $300,000 in connection with a fire in 2001. This amount will be reimbursed by insurance proceeds. The Atrium, which generated the highest revenue of any Trust property in 2001 was 74% occupied at December 31, 2001. If occupancy increases, or tenants renew their leases which expire in 2002, the Trust could incur material tenant improvement costs during 2002. Except for the items mentioned, management does not anticipate any material capital operating expenditures in 2002. However, the Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

Effective January 1, 2002, the lease with the tenant occupying 100% of the ACI Building was amended and the tenant will now provide or contract for operation and management of the premises and shall be responsible for payment of 100% of operating expenses as determined by the lease and 100% of the utility expense. The Trust will no longer be responsible for paying these expenses resulting in a decrease in expenses. In addition, rental rates will be decreased in an amount approximately equal to the decrease in anticipated expenses. (In 2002 $171,000).

Management does not believe the risk of changes in operations that would adversely impact cash flow from operating activities is a material risk. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time. The Atrium has leases which expire in 2002 for 19,000 square feet and $327,000 in revenue and 24,000 square feet and $451,000 in revenue which expire in 2003.

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

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., ("Maxus"), manages the Trust's investment properties. The Trust paid Maxus management fees of $170,000 and $109,000 for the years ended December 31, 2001 and 2000. Management fees are determined pursuant to Management Agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties' operations, ranging from 3.6% to 5%. The management fee is similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $317,000 and $102,000 of payroll costs for the years ended December 31, 2001 and 2000, respectively that have been or will be reimbursed to Maxus. In addition, the Trust reimbursed Maxus $9,000 in 2001 for bonuses paid to a Maxus employee for his assistance in closing the investment property purchases and sale in 2001. Such amounts are included in repairs and maintenance and general and administrative expenses in the accompanying statements of operations.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2001 and 2000 are detailed below.

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

The Trust computes Funds from Operations in accordance with the guidelines established by the white paper, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust's liquidity, nor is it indicative of funds available to fund the Trust's cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures. In the table below, Revenue, Expenses, Net Income and Depreciation and Amoritization were determined in accordance with GAAP. The addition of Depreciation and Amortization to Net Income results in Funds from Operations, which is not determined in accordance with GAAP. Administrative expenses and income of the Parent are excluded.


 Funds from Operations                       Year Ended
                                    Dec. 31,             Dec. 31,
                                      2001                 2000
 Revenue                         $ 4,370,000           $ 3,176,000
 Expenses                          3,931,000             2,616,000
                                   ---------             ---------
 Net Income                          439,000               560,000
 Depreciation and Amortization       984,000               668,000
                                   ---------             ---------
 Funds from Operations           $ 1,423,000           $ 1,228,000
                                 ===========           ===========

Occupancy
---------
                                       OCCUPANCY LEVELS AT DECEMBER 31,
                                         2001       2000      1999
 Atrium at Alpha                          74%        86%       86%
 Franklin Park Dist. Center               N/A        57%       57%
 Applied Communications Inc. Bldg        100%       100%      100%
 Forest Park Apartments                   91%        93%       N/A
 King's Court                             96%        N/A       N/A
 Chalet                                   92%        N/A       N/A
 The Landings                             97%        N/A       N/A
 Barrington Hills                         88%        N/A       N/A

During 2001, the occupancy level at The Atrium dropped to 74% from 86% at December 31, 2000. During the quarter ended December 31, 2001, renewal leases were signed with one tenant occupying 2,744 square feet and one tenant which previously occupied 5,361 square feet which now occupies 2,401 square feet. The property has one major tenant occupying 16% of the building. The lease for this tenant expires in December 2003.

Franklin Park was sold May 2, 2001.

The Applied Communications, Inc. building has a single tenant, which has occupied the building throughout 2001. The lease expires in August 2008. Effective January, 1 2002, the lease was amended and the tenant will now provide or contract for operation and management of the premises and shall be responsible for payment of 100% of operating expenses as determined by the lease and 100% of the utility expense. The Trust will no longer be responsible for paying these expenses resulting in a decrease in expenses. In addition, rental rates will be decreased in an amount approximately equal to the decrease in anticipated expenses. (In 2002 $171,000).

Forest Park was 91% occupied at December 31, 2001, a slight decrease from 93% occupied at December 31, 2000.

Occupancy increased in all of the properties acquired in 2001 from the date of the acquisitions to December 31, 2001. King's Court was 91% occupied in August of 2001 and 96% at December 31, 2001. Chalet was 91% occupied in September, 2001, and 92% at December 31, 2001. The Landings was 94% occupied in September, 2001, and 97% at December 31, 2001. Barrington Hills was 86% occupied in November 2001, and 88% at December 31, 2001.

Comparison of Consolidated Results
----------------------------------
For the year ended December 31, 2001, the Trust's consolidated revenues were $4,422,000 compared to $3,164,000 for the year ended December 31, 2000. Revenues increased $1,258,000 (39.8%). The increase in consolidated revenues relates primarily to an increase in rental income of $1,218,000 due primarily to the purchase of the four new properties in 2001 and one new property in 2000; Forest Park with an increase in revenue of $423,000, King's Court with revenue of $233,000, The Landings with revenue of $243,000, Chalet with revenue of $374,000, and Barrington with revenue of $171,000. This total increase of $1,444,000 was offset by a decrease in revenue due to the sale of Franklin Park of $267,000.

For the year ended December 31, 2001, the Trust's consolidated expenses were $4,170,000 compared to $2,968,000 for the year ended December 31, 2000. The increase in expense of $1,202,000 (40.5%) is due primarily to an increase in depreciation and amortization expense of $313,000, repairs and maintenance of $269,000, interest expense of $342,000, utilities of $117,000, and general and administrative expense of $90,000. The increase in expenses was primarily due to the addition of Forest Park, King's Court, Chalet, The Landings, and Barrington Hills. The increase in expenses due to the acquisitions was partially offset by a decrease in expenses due to the sale of Franklin Park.

The net income for the year ended December 31, 2001 was $1,390,000 or $1.32 per share. The net income for the year ended December 31, 2000 was $196,000 or $.20 per share. 2001 net income included a $1,138,000 gain on sale of Forest Park.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems the property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If the property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates. If future cash flows were to decline, it is possible that properties cold become impaired. Lease expirations in 2002 are not expected to impair any investment properties.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2001.

The Trust does not believe that it has any material exposure to interest rate risk. The debt on the ACI Building is at a fixed rated of 8.63% and matures in 2010; the debt on King's Court is at a fixed rate of 5.69% and matures in 2026; the debt on the Landings is at a fixed rate of 7.66% and matures in 2007; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035% and is repriced in 2009 and matures in 2029. The debt on Forest Park and the line of credit are each variable. The current interest rates on Forest Park and the line of credit are 4.91% and 4.75%, respectively. The debt on Forest Park matures in 2007 and the line of credit matures in November, 2002. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $31,000.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2001 or 2000.


NEW ACCOUNTING PRONOUNCEMENTS

On October 3, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes SFAS No. 121, Accounting for Impairment of Long-Lived assets and for Long-Lived Assets to be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Management believes adoption of SFAS No. 144 will not have a material effect on the Registrant's financial position or results of operations.

[KPMG LOGO]
                            MAXUS REALTY TRUST, INC.

                              Financial Statements

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

[KPMG LOGO]
1000 Walnut
Suite 1600
Kansas City, MO 64106
                          Independent Auditors' Report

To the Shareholders of
   Maxus Realty Trust, Inc.:

We have audited the accompanying balance sheets of Maxus Realty Trust, Inc. (the Trust) as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

January 21, 2002

                            MAXUS REALTY TRUST, INC.

                                 Balance Sheets

                           December 31, 2001 and 2000

                 Assets                                                          2001             2000
                --------                                                      ----------      -----------
Investment property (note 2):
  Land                                                                       $  2,997,000       2,322,000
  Buildings and improvements                                                   39,102,000      16,200,000
  Personal property                                                             1,363,000         260,000
                                                                              ------------    -----------
                                                                               43,462,000      18,782,000

  Less accumulated depreciation                                                (7,173,000)     (6,324,000)
                                                                              ------------    -----------
                                                                               36,289,000      12,458,000
  Investment property held for sale (note 10)                                      --           3,242,000
                                                                              ------------    -----------
    Total investment property, net                                             36,289,000      15,700,000

Cash (note 2)                                                                     884,000         817,000
Accounts receivable (note 1(d))                                                   397,000         367,000
Prepaid expenses and other assets                                                 248,000          88,000
Deferred expenses, less accumulated amortization
                                                                                  611,000         470,000
                                                                              ------------    -----------
                                                                             $ 38,429,000      17,442,000
                                                                              ============    ===========
         Liabilities and Shareholders' Equity

Liabilities:
  Mortgage notes payable (note 2)                                            $ 23,784,000       6,274,000
  Line of credit (note 2)                                                       1,150,000         424,000
  Accounts payable, prepaid rent, and accrued expenses                            643,000         387,000
  Real estate taxes payable                                                       201,000         212,000
  Refundable tenant deposits                                                      235,000          96,000
                                                                              ------------    -----------
    Total liabilities                                                          26,013,000       7,393,000
                                                                              ------------    -----------
Shareholders' equity:
  Common stock, $1 par value; authorized 5,000,000 shares,
    1,220,000 and 1,040,000 shares issued and outstanding
    in 2001 and 2000, respectively                                              1,220,000       1,040,000
  Additional paid-in capital                                                   17,087,000      15,463,000
  Distributions in excess of accumulated earnings                              (5,891,000)     (6,454,000)
                                                                              ------------    -----------
    Total shareholders' equity                                                 12,416,000      10,049,000
                                                                              ------------    -----------
                                                                            $  38,429,000      17,442,000
                                                                              ============    ===========



See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.

                            Statements of Operations

                 For the years ended December 31, 2001 and 2000

Revenues
                                                          2001         2000
                                                      ------------ ------------
     Rental (note 3)                                 $  4,121,000     2,903,000
     Other                                               301,0000       261,000
                                                      ------------ ------------
                  Total revenues                        4,422,000     3,164,000
                                                      ------------ ------------
Expenses:
     Depreciation and amortization                        998,000       685,000
     Professional fees                                    263,000       325,000
     Real estate taxes                                    493,000       476,000
     Interest                                             796,000       454,000
     Repairs and maintenance, including common area
         Maintenance                                      637,000       368,000
     Utilities                                            410,000       293,000
     Property management and advisory fees - related
         parties (note 5)                                 170,000       109,000
     General and administrative                           263,000       173,000
     Other operating expenses                             140,000        85,000
                                                      ------------ ------------
         Total expenses                                 4,170,000     2,968,000
                                                      ------------ ------------
         Income before gain on sale of Franklin Park      252,000       196,000

Gain on sale of Franklin Park (note 10)                 1,138,000           ___
                                                      ------------ ------------
                  Net income                         $  1,390,000       196,000
                                                      ============ ============
Per share data (basic and diluted):
     Income before gain on sale of Franklin Park     $       0.24          0.20
     Gain on sale of Franklin Park                           1.08           ___
                                                      ------------ ------------
         Net income                                  $       1.32          0.20
                                                      ============ ============

Distributions:
     Paid in current year:
         Taxable to shareholders                     $       0.76          0.17
         Return of capital                                    ___          0.31
                                                      ------------ ------------
                  Total paid in current year         $       0.76          0.48
                                                      ============ ============
Weighted average shares outstanding                  $   1,056,000      977,000
                                                      ============ ============
See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.
                       Statements of Shareholders' Equity
                 For the years ended December 31, 2001 and 2000

                                            Common stock                          Distributions      Total
                                      -------------------------     Additional     in excess of      share-
                                         Number                       paid-in      accumulated       holders'
                                        of shares        Amount       capital        earnings        equity
                                      ------------     ---------    -----------   --------------  ----------
Balance, December 31, 1999                 867,000      $867,000    14,253,000     (6,151,000)     8,969,000
Common stock issued                        173,000       173,000     1,210,000           --        1,383,000
Distributions paid
     ($0.48 per share)                        --            --            --         (499,000)      (499,000)

Net income                                    --            --            --          196,000        196,000
                                       -----------   -----------  ------------    -----------     ----------
Balance, December 31, 2000               1,040,000     1,040,000    15,463,000    (6,454,000)     10,049,000
Common stock issued                        180,000       180,000     1,624,000           --        1,804,000

Distributions paid
     ($0.76 per share)                        --            --            --         (827,000)      (827,000)
Net income                                    --            --            --        1,390,000      1,390,000
                                       -----------   -----------  ------------    -----------     ----------
Balance, December 31, 2001               1,220,000   $ 1,220,000    17,087,000     (5,891,000)    12,416,000
                                       ===========   ===========  ============    ===========     ==========


See accompanying notes to financial statements.

                            MAXUS REALTY TRUST, INC.
                            Statements of Cash Flows
                 For the years ended December 31, 2001 and 2000

                                                                           2001              2000
                                                                        ----------       -----------
Cash flows from operating activities:
         Net income                                                    $  1,390,000         196,000
         Adjustments to reconcile net income to net cash provided by operating activities:
               Gain on sale of Franklin Park                             (1,138,000)           --
               Depreciation and amortization                                998,000         685,000
               Changes in accounts affecting operations:
                  Accounts receivable                                       (30,000)       (117,000)
                  Prepaid expenses and other assets                         (12,000)         75,000
                  Deferred expenses                                           7,000          36,000
                  Accounts payable and other liabilities                   (400,000)       (107,000)
                                                                        ------------    ------------
                     Net cash provided by operating activities              815,000         768,000
                                                                        ------------    ------------
Cash flows from investing activities:
         Capital expenditures                                            (1,007,000)       (269,000)
         Purchase of investment properties                               (5,666,000)     (2,725,000)
         Proceeds from the sale of land                                      29,000            --
         Proceeds from the sale of Franklin Park                          4,346,000            --
                                                                        ------------    ------------
                     Net cash used in investing activities               (2,298,000)     (2,994,000)
                                                                        ------------    ------------
Cash flows from financing activities:
         Distributions paid to shareholders                                (827,000)       (499,000)
         Principal payments on mortgage note payable                       (116,000)     (4,550,000)
         Proceeds from mortgage notes payable                                  --         6,286,000
         Net change in line of credit                                       726,000         424,000
         Issuance of common stock                                         1,804,000       1,383,000
         Loan acquisition costs incurred                                    (37,000)       (209,000)
                                                                        ------------    ------------
                     Net cash provided by financing activities            1,550,000       2,835,000
                                                                        ------------    ------------
                     Net increase in cash                                    67,000         609,000

Cash, beginning of year                                                     817,000         208,000
                                                                        ------------    ------------
Cash, end of year                                                      $    884,000         817,000
                                                                        ============    ============
Supplemental disclosure of cash flow information:
         Cash paid during the year for interest                        $    700,000         455,000
         Mortgage notes payable assumed in connection with
             acquisition of investment properties                        17,626,000            --
                                                                        ============    ============

See accompanying notes to financial statements

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

    (a) Description of Business

        Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, invests in income-producing real properties. At December 31, 2001, the Trust's portfolio is comprised of the following properties:


                                                                                                               Percentage
                                                                                                                of rental
                                                                                                Date             revenues
                                                                                              acquired/     -----------------
            Name                                Type                     Location               sold          2001      2000
-------------------------------     ---------------------------      -----------------       ----------     --------  -------
Atrium at Alpha Business Center      Multitenant office bulding      Bloomington, MN         March 1985        31%       43%
  (The Atrium)

Applied Communications, Inc.         Single tenant office building   Omaha, NE               January 1986      27        38
  Office Building (ACI Building)

Forest Park Apartments,              110 unit apartment complex      Kansas City, MO         August 2000       15         7
  formerly known as North Winn
  Apartments (Forest Park)

King's Court Apartments              82 unit apartment complex       Olathe, KS              August 2001        5       --
  (King's Court)

Chalet Apartments (Chalet)           234 unit apartment complet      Topeka, KS              September 2001     9       --

The Landings Apartments              154 unit apartment complex      Little Rock, AR         September 2001     6       --
  (The Landings)

Barrington Hills Apartments          232 unit apartment complex      Little Rock, AR         November 2001      4       --
  (Barrington Hills)

Franklin Park Distribution           Warehouse and distribution      Franklin Park, IL       December 1986      3        12
  Center (Franklin Park)               facility                                              (sold May 2001)


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

        During 2000, a decision was made to sell Franklin Park. Accordingly, the property was reclassified as held for sale and carried at its depreciated cost, which was lower than its expected selling price. The property was sold in 2001.

        Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 35 years using the straight-line method. Tenant improvements are depreciated over the term of the lease on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 7 years using the straight-line method.


                                      F-6                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000


        Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

    (c) Deferred Expenses

        Deferred expenses consist of lease fees and financing costs which are amortized over the terms of the respective lease or note.

    (d) Revenues

        Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. The recognition of scheduled rent increases on a straight-line basis results in recognition of a receivable. Such receivable was $393,000 and $334,000 at December 31, 2001 and 2000, respectively.

        Included in other revenues are nonrental income items such as interest income, application fees, and late fees. Other revenues also include amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities, and common area maintenance. The income is recorded in the same period that the related expense is incurred.

    (e) Taxes

        The Trust has  elected  to be taxed as a real  estate  investment  trust
        (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the financial statements. At December 31, 2001 and 2000, the Trust has federal net operating loss carryforwards of approximately $1,370,000 and $1,646,000, respectively, for tax purposes which expire in various amounts from 2001 through 2019.

    (f) Earnings Per Share and Distributions Per Share

        Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted income per share are the same because the Trust has no potential dilutive securities. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid is based upon earnings and profits, as defined by the Internal Revenue Code.

    (g) Use of Estimates

        Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

    (h) Reclassifications

        Certain 2000 amounts have been reclassified to conform with the current year presentation.

                                      F-7                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(2) Debt Obligations

    Mortgage notes payable consist of the following:

                                                                     2001                 2000
                                                                -------------        -------------
ACI Building mortgage note, monthly priuncipal and
 interest payments of $34,000, with interest fixed at
 8.63%, maturing on August 1, 2010                              $  4,235,000            4,292,000

Forest Park mortgage note, monthly principal and
 interest payments of $14,000, with a variable interest
 rate (4.91% at December 31, 2001), maturing September 1, 2007     1,960,000            1,982,000

King's Court multifamily housing revenue refunding bonds,
 monthly interest only payments of $10,000 through
 July 1, 2006, monthly principal and interest payments
 of $15,000 thereafter, with interest fixed at 5.69%,
 maturing on November 1, 2026                                      2,209,000                   --

Chalet mortgage notes, monthly principal and interest
 payments of $37,000, with interest fixed at 6.535% and
 6.59%, maturing October 1, 2008                                   5,640,000                   --

The Landings mortgage note, monthly principal and
 interest payments of $28,000, with interest fixed at
 7.66%, maturing on September 1, 2007                              3,828,000                   --

Barrington Hills mortgage note, monthly principal and
 interest payments of $37,000, with interest fixed at
 6.035% through 2009, maturing on July 1, 2029                     5,912,000                   --
                                                              ---------------        -------------
                                                              $   23,784,000            6,274,000
                                                              ===============        =============

    The ACI Building mortgage note, secured by the ACI Building, requires the Trust to establish a property reserve account, and deposit $3,000 per month for tenant improvements and leasing commissions and $2,000 each month for the costs of capital improvements.

    In connection with the acquisition of Forest Park during 2000, the Trust entered into a mortgage in the amount of $1,986,000 secured by a Deed of Trust, assignment of rents, and a security agreement. The Forest Park note required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date, and also required reserves to be deposited into a repair account to cover the cost of certain repairs at Forest Park, which were completed in 2001.

    In connection with the acquisition of King's Court during 2001, the Trust assumed the obligation to repay certain multifamily housing revenue refunding bonds issued by the City of Olathe, Kansas in the aggregate amount of $2,209,000. The bonds are secured by a mortgage on King's Court.

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000


    In connection with the acquisition of Chalet during 2001, the Trust assumed two existing loans and related mortgages. The loans are cross-collateralized and are secured by Chalet. The loans have been assigned to Fannie Mae and require the establishment of capital improvement reserves.

    In connection with the acquisition of The Landings during 2001, the Trust assumed the existing loan and related mortgage held by Fannie Mae. The loan is secured by the Landings and requires the establishment of a capital improvement reserve and replacement reserve.

    In connection with the acquisition of Barrington Hills during 2001, the Trust assumed the existing bonds and related mortgage held by Fannie Mae. The loan is secured by Barrington Hills and requires the establishment of a replacement reserve.

    Included in cash in the accompanying December 31, 2001 and 2000 balance sheets is $635,000 and $622,000, respectively, of real estate tax and property insurance escrows and various reserves held with lenders.

    During 2000, the Trust arranged a $1,000,000 bank line of credit to be used for working capital. The line of credit is secured by The Atrium. Borrowings under this facility bear interest at the prime rate (4.75% at December 31, 2001). The line of credit was increased to $1,550,000 in 2001 and expires November 1, 2002. At December 31, 2001, $1,150,000 was outstanding under this line of credit and $400,000 was available.

       The following is a summary of scheduled debt maturities:

                        Year             Amount
                   -------------     --------------
                        2002         $   1,481,000
                        2003               353,000
                        2004               377,000
                        2005               402,000
                        2006               446,000
                     Thereafter         21,875,000
                                     -------------
                       Total         $  24,934,000
                                     =============

(3) Rental Revenues Under Operating Leases

    Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 2001 are as follows:

                        Year             Amount
                   -------------     --------------
                        2002         $   1,886,000
                        2003             1,596,000
                        2004             1,239,000
                        2005             1,088,000
                        2006             1,035,000
                     Thereafter          1,776,000
                                     -------------
                       Total         $   8,620,000
                                     =============

                                      F-9                            (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000

    In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in other revenues approximated $178,000 and $231,000 for the years ended December 31, 2001 and 2000, respectively.

(4) Major Tenants

    A substantial amount of the Trust's revenue was derived from one major tenant, Applied Communications, Inc., whose rentals amounted to 27% and 38% of rental revenues in 2001 and 2000, respectively. This tenant's lease expires in 2008. In 2000, another tenant's rentals amounted to 12% of total revenues. This tenant was located at Franklin Park, which was sold in 2001.

(5) Related Party Transactions

    Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust's properties. The Trust paid Maxus Properties, Inc. property management fees of $170,000 and $109,000 for the years ended December 31, 2001 and 2000, respectively.

    Certain Maxus Properties, Inc. employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $317,000 and $102,000 of payroll costs in 2001 and 2000, respectively, that have been or will be reimbursed to Maxus Properties, Inc. In addition, the trust reimbursed Maxus Properties, Inc. $9,000 in 2001 for bonuses paid to a Maxus Properties, Inc. employee for his assistance in closing the investment property purchases and sale in 2001. Such amounts are included in repairs and maintenance and general and administrative expenses in the accompanying statements of operations.

(6) Fair Value of Financial Instruments

    SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Trust to disclose fair value information of all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate fair value. The Trust's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, accounts payable, accrued liabilities, real estate taxes payable, and refundable security deposits. The carrying value of these assets and liabilities in the balance sheets are assumed to be at fair value.

    The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 2001 and 2000 are summarized as follows:

                                        2001                                  2000
                           ----------------------------------    --------------------------------
                             Carrying            Estimated          Carrying          Estimated
                              amount            fair value           amount           fair value
                           -----------        -------------        ----------       -------------
Fixed rate notes           $21,824,000          21,342,000          4,292,000          4,292,000
Floating rate note           1,960,000           1,960,000          1,982,000          1,982,000
Line of credit               1,150,000           1,150,000            424,000            424,000


                                      F-10                     S     (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000

    Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligations at fair value may not be possible and may not be a prudent management decision.

(7) Contingency

    The Atrium has been classified in the Minneapolis  Airport  Committee's (the
    MAC) Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC began buying out impacted buildings in 1999. Safety Zone A is adjacent to the Federal Aviation Authority's noise buy-out zone. The MAC has not indicated whether or not it will buy out the Trust's building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary stage of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

(8) Segment Reporting

    The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers.

    The Trust has two reportable operating segments--apartments and commercial buildings. The Trust's management evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest. The accounting policies of the segments are the same as those described in note 1.

                                                         Commercial          Corporate
            2001                      Apartments          buildings          and other         Total
------------------------------     ---------------     --------------      -------------    -------------
                                                                 (in thousands)

Total revenues                     $    1,662,000         2,708,000           52,000         4,422,000
Income (loss) before gain on
  sale of Franklin Park                    28,000           411,000         (187,000)          252,000
Capital expenditures                      437,000           570,000              --          1,007,000
Depreciation and amortization             375,000           609,000           14,000           998,000
Interest expense                          388,000           388,000           20,000           796,000
Assets                                 27,629,000        10,669,000          131,000        38,429,000

            2000
------------------------------

Total revenues                     $      219,000         2,957,000          (12,000)        3,164,000
Net income (loss)                         (21,000)          581,000         (364,000)          196,000
Capital expenditures                      142,000           127,000              --            269,000
Depreciation and amortization              49,000           619,000           17,000           685,000
Interest expense                           62,000           392,000              --            454,000
Assets                                  3,108,000        14,162,000          172,000        17,442,000


                                      F-11                           (Continued)

                            MAXUS REALTY TRUST, INC.

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(9)  Supplementary Quarterly Data (Unaudited)

            2001                      March 31             June 30             September 30       December 31
------------------------------     ---------------      --------------         -------------     -------------
Total revenues(1)                    $  915,000            851,000               957,000           1,699,000
Income before gain on sale               30,000             41,000               165,000              16,000
Income per share before gain on sale       0.03               0.04                  0.16                0.01
Net income per share                       0.03               1.13                  0.16                0.01

            2000
------------------------------
Total revenues(1)                    $  725,000            728,000                849,000            862,000
Net income (loss)                       (36,000)           109,000                134,000            (11,000)
Net income (loss) per share               (0.04)              0.11                   0.13                --


    (1) Quarterly revenue amounts above differ from amounts disclosed in the Trust's Form 10QSB filings due to a reclassification of interest income to other revenue. $21,000 and $18,000 was reclassified in 2001 and 2000, respectively.

(10) Acquisitions and Sale of Investment Property

     As discussed in note 1, several properties were acquired in 2001 and one property was acquired in 2000.

     Franklin Park was sold in May 2001 for $4,550,000. A gain of $1,138,000 was recognized on the sale.

     The table below presents the pro forma results of operations of the Trust as if the acquisitions and sale of investment properties had occurred at January 1, 2000 (unaudited):

                                                             2001                2000
                                                        --------------     ---------------
        Total revenue                                 $      7,626,000          7,282,000
                                                        --------------     ---------------
        Depreciation and amortization                        1,709,000          1,658,000
        Real estate taxes                                      634,000            580,000
        Interest                                             1,714,000          1,666,000
        Repairs and maintenance, including common
          area maintenance                                     884,000            805,000
        Property management fees                               327,000            319,000
        General and administrative                             777,000            829,000
        Other                                                1,290,000          1,321,000
                                                        --------------     ---------------
                Total expenses                               7,335,000          7,178,000
                                                        --------------     ---------------
                Net income before gain on sale        $        291,000            104,000
                                                        ==============     ===============
        Net income per share before gain on sale                  0.28               0.11
                                                        ==============     ===============

     This pro forma information does not purport to be indicative of the results that actually would have been obtained if the transactions had actually occurred at the beginning of 2000, and is not intended to be a projection of future results.

                                      F-12                           (Continued)

TRUSTEES AND OFFICERS

Board of Trustees

David  L.   Johnson...Founder,   Chairman  and  majority  shareholder  of  Maxus
Properties, Inc. ("Maxus"). Maxus specializes in commercial property management for affiliated owners.

Danley K. Sheldon...Chief Executive Officer of Maxus.

John W. Alvey...Vice President and Chief Financial Officer of Maxus.

Christopher Garlich...Executive Vice President and member of Bancorp Services, L.L.C.

Monte McDowell... President, Chief Executive Officer and principal shareholder McDowell Pharmaceutical, L.L.C.

Robert B. Thomson...Attorney in private practice in Kansas City, Missouri

Steve Rosenberg...Acting Manager of Aspen Mortgage, Inc. and Aspen Pacific, Inc.

Officers:

David L. Johnson...        Chairman

Danley K. Sheldon...       President

John W. Alvey...           Vice President

Christine A. Robinson...   Secretary

Amy Kennedy...             Treasurer

                             SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (718) 921-8217
www.amstock.com

Legal Counsel:

Lathrop & Gage L.C.
Kansas City, Missouri

Independent Accountants:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Marsha Arr, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. First Amended Optional Stock Dividend Plan and Enrollment Card

                              INVESTMENT PROPERTIES

THE ATRIUM AT ALPHA BUSINESS CENTER    APPLIED COMMUNICATIONS, INC. BUILDING
BLOOMINGTON, MINNESOTA                 OMAHA, NEBRASKA

FRANKLIN PARK DISTRIBUTION CENTER      FOREST PARK APARTMENTS
FRANKLIN PARK, ILLINOIS                KANSAS CITY, MISSOURI

CHALET I & II APARTMENTS               THE LANDINGS AT ROCK CREEK APARTMENTS
TOPEKA, KANSAS                         LITTLE ROCK, ARKANSAS

KING'S COURT APARTMENTS                BARRINGTON HILLS APARTMENTS
OLATHE, KANSAS                         LITTLE ROCK, ARKANSAS

                               MAXUS REALTY TRUST
                                 104 ARMOUR ROAD
                        NORTH KANSAS CITY, MISSOURI 64116