Form 10KSB, Exhibit 13
period 2002-12-31
MAXUS REALTY TRUST INC
filed 2003-03-14
CIK 748580

2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31,
FOR THE YEAR:	2002	2001
Rental and other income	$ 7,298,000	$ 4,422,000
Net income (loss)(2)	195,000	1,390,000
Per share	..16	1.32
Funds from operations (1)	1,914,000	1,250,000

Distributions declared	1,223,000	827,000
Per share	1.00	..76
Paid in current year:
Taxable to shareholders	..27	..76
Return of capital	..73	--

AT YEAR END:
Total assets	$ 37,483,000	$ 38,429,000
Investment property - net	35,281,000	36,289,000
Borrowing	24,895,000	24,934,000
Shareholders' equity	11,505,000	12,416,000
Number of shares outstanding	1,230,000	1,220,000

(1)	Represents net income as defined by generally accepted accounting principles (“GAAP”), adjusted for depreciation and amortization and the gain on sale of Franklin Park in 2001. Funds from operations (“FFO”) does not represent cash flows from operations as defined by GAAP. See page 6 for a reconciliation of FFO to GAAP net income.

(2)	2001 includes the gain on sale of property of $1,138,000.

See Management's Discussion and Analysis for discussion of comparability of items.

THE TRUST

Maxus Realty Trust, Inc. (the “Trust”) is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center (“The Atrium”), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building (“ACI Building” or “ACI”), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center (“Franklin Park”), a warehouse and distribution facility in suburban Chicago, Illinois. In May, 2001, Franklin Park was sold. In August of 2000, the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) (“Forest Park”), a 110 unit multi-family apartment complex in Kansas City, Missouri. In 2001, the Trust acquired the following properties: in August King’s Court Apartments (“King’s Court”), an 82 unit multi-family apartment complex in Olathe, Kansas, in September The Landings at Rock Creek Apartments (“The Landings”), a 154 unit multi-family apartment complex in Little Rock, Arkansas, and Chalet I and Chalet II Apartments (“Chalet”), a two-phase, 234 unit multi-family apartment complex in Topeka, Kansas; and in November Barrington Hills Apartments (“Barrington Hills”), a 232 unit multi-family apartment complex in Little Rock, Arkansas. Since 1985, the Trust has qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2002 and 2001 were as follows:

2002		HIGH	LOW
	First Quarter	$ 13.25	$ 11.25
	Second Quarter	$ 14.34	$ 10.67
	Third Quarter	$ 14.40	$ 10.25
	Fourth Quarter	$ 11.75	$ 9.75

2001		HIGH	LOW
	First Quarter	$ 8.32	$ 5.00
	Second Quarter	$ 11.05	$ 7.66
	Third Quarter	$ 11.50	$ 8.68
	Fourth Quarter	$ 12.00	$ 9.50

As of March 7, 2003, there were 344 shareholders of record.

NASDAQ

The Trust’s common stock is listed on The Nasdaq National Market.  In 2002 approximately 10,000 shares were issued via the Trust’s optional stock dividend plan, which generated $117,000 in cash for the Trust.

DIVIDENDS

The Trust intends, subject to continued performance and availability of sufficient funds, to declare a $.25 per share dividend each quarter. A $.25 per share dividend was paid on March 21, June 21, September 20, and December 20, 2002. Of the $1.00 total dividends per share paid in 2002, $.27 was classified as taxable to shareholders. Cash dividends of $.76 per share were paid to shareholders during 2001, of which $.76 was classified as taxable to shareholders. Capital gains dividends of $.69 per share are included in the taxable dividends paid in 2001.

March 14, 2003

To Our Shareholders:

During 2002, we continued to reposition the REIT into multi-family housing, but encountered specific market conditions that slowed the process. Our operational focus was on assimilating the four acquisitions that were closed in late 2001, and we believe that each is performing quite well. Our desire to add additional apartment acquisitions to the portfolio was hampered by what we perceive as inordinately high prices for these assets. Capital from other investment classes (e.g., equities, commercial real estate) has migrated to the more predictable returns found in multi-family housing. This added supply of capital, coupled with the low interest rate environment, pushed asset values to levels that we frankly don't believe are sustainable long-term. Thus, we chose not to make any new acquisitions in 2002. Additionally, our attempts to sell the remaining commercial assets were hampered by the overall cautious atmosphere that surrounds this investment class throughout the country.

Distributions were increased to $.25 per share per quarter in March of 2002. The Trust sustained a distribution of $.25 per share each quarter in 2002, and the Trust recently announced its dividend payable March 21, 2003 at the same rate.

As reported by NAREIT, the Trust’s dividend yield as of December 31, 2002 was 10.04%, while the total rate of return for the Trust for 2002 was -9.34%. The 2002 NAREIT Composite REIT Index total return, as reported by NAREIT, for Office REITs was -6.29% and for Apartment REITs was -6.15%. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholder’s investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson David L. Johnson	/s/ Danley K. Sheldon Danley K. Sheldon
Chairman	President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2002, was $1,008,000, an increase of $124,000 from the balance of $884,000 at December 31, 2001. Cash and cash equivalents includes $885,000 and $635,000 at December 31, 2002 and 2001, respectively, held in escrow and reserves by various lenders, which are not readily available for current disbursement. Net cash provided by operating activities increased $842,000 to $1,644,000 for the year ended December 31, 2002 as compared to $802,000 for the year ended December 31, 2001. Net cash used in investing activities was $625,000, comprised of capital expenditures. The largest expenditures included $210,000 to paint the Chalet apartments and $195,000 of capital replacements at all properties combined. Net cash used in financing activities was $1,145,000 of which distributions were paid totaling $1,223,000 and cash was provided by issuance of common stock for $117,000 (as described in the section titled NASDAQ) and an increase in borrowings under the line of credit of $235,000.

Management believes the Trust’s current cash position and the properties’ ability to provide operating cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2003. The Atrium was 71% occupied at December 31, 2002. If occupancy increases, or tenants renew their leases that expire in 2003, the Trust could incur material tenant improvement costs during 2003. Projected capital expenditures of approximately $215,000, are planned at Barrington Hills in 2003, primarily for painting the complex, with the majority of the expenditures expected to be reimbursed from reserves held by lender. Except for the items mentioned, management does not anticipate any material capital operating expenditures at any one property in 2003. However, the Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

Effective January 1, 2002, the lease with the tenant occupying 100% of the ACI Building was amended and the tenant now provides or contracts for operation and management of the premises and is responsible for payment of 100% of operating expenses as determined by the lease and 100% of the utility expense. The Trust is no longer responsible for paying these expenses resulting in a decrease in expenses. In addition, rental rates were decreased in an amount approximately equal to the decrease in anticipated expenses.

Management does not believe the risk of changes in operations that would adversely impact cash flow from operating activities is a material risk. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time. The Atrium has leases which expire in 2003 for 36,000 square feet and $654,000 in revenue and 10,000 square feet and $184,000 in revenue which expire in 2004.

The Atrium has been classified in the Minneapolis Airport Commission’s (the “MAC”) Safety Zone A in the expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in late 2005. The MAC began buying out impacted buildings during 1999. Safety Zone A is adjacent to the Federal Aviation Authority’s runway protection zone. The Trust will monitor the increased noise from the new runway to determine any impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust intends to petition the MAC to buy the building.

LIQUIDITY AND CAPITAL RESOURCES - CONTINUED

If the building continues to be classified in Safety Zone A, it would currently be classified as nonconforming use. However, the MAC, along with the City of Bloomington is petitioning the state to lessen the current restrictions in Safety Zone A. If the MAC is successful, the Trust’s building would continue to be classified as conforming use. Given the preliminary state of the expansion and the petition, management is unable at this time to determine what impact, if any, this matter will have on the Trust. However, we are in the process of reviewing the proposed regulations. We continue to stay engaged in the public process regarding amendment of the restrictions.

The Board of Trustees voted to approve the listing of the Atrium and the ACI Building, and subsequently a listing agreement was entered into for each property. An agreement to sell ACI to an unrelated third party was executed on October 15, 2002. Subsequently, on November 11th, the Trust received notification from the buyer that they would not proceed to closing. The Trust has renewed its marketing efforts on the ACI Building. The current market may not support the listing prices, and no guarantee can be made as to whether or not the sale of these assets will occur in the near future.

Contractual Obligations and Commercial Commitments

As of December 31, 2002
Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$23,510,000	$297,000	$656,000	6,028,000	16,529,000

Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of Credit	$1,385,000	$1,385,000	--	--	--

Reference is also made to Note 2 of Notes to Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report for a description of mortgage indebtedness secured by the Trust’s real property investments. The Trust does not utilize any off balance sheet financing or leasing transactions of any kind.

Management expects to examine the options available at the time of expiration of the line of credit and either pay down the line of credit before November 2003 or extend the terms of the line of credit, as appropriate. Management does not anticipate difficulty in extending the terms of the line of credit if appropriate.

Insurance

Industry wide, insurance rates continue to rise. In 2002, the Trust experienced rate increases upon the renewal of insurance policies on its properties due to a continuing tightening of risk underwriting. Upon renewal of their insurance policies in 2002, Chalet, Barrington Hills, Landings, Kings Court, Forest Park, ACI and the Atrium had rate increases of 37%, 42%, 39%, 18%, 23%, 24% and 24% respectively. Based on current estimates, the Trust believes it will be able to absorb future increases in insurance rates.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., (“Maxus”), manages the Trust’s investment properties. The Trust paid Maxus management fees of $327,000 and $170,000 for the years ended December 31, 2002 and 2001. Management fees are determined pursuant to Management Agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations, ranging from 3.6% to 5%. As discussed under Results of Operations, Comparisons of Consolidated Results, income increased by $2,076,000 due to acquisition of four properties in 2001. This was the primary cause for the increase in management fees, which are based on gross receipts. The Trust believes the management fee is similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $663,000 and $317,000 of payroll costs for the years ended December 31, 2002 and 2001, respectively that have been or will be reimbursed to Maxus. In addition, the Trust reimbursed Maxus $9,000 in 2001 for bonuses paid to a Maxus employee for his assistance in closing the investment property purchases and sale in 2001. Such amounts are included in repairs and maintenance and other operating expenses in the accompanying statements of operations.

RESULTS OF OPERATIONS

The results of operations for the Trust’s properties for the years ended December 31, 2002 and 2001 are detailed below.

Funds from Operations

The white paper on Funds from Operations approved by the board of governors of NAREIT defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Funds from Operations on the same basis. In 1999, NAREIT clarified the definition of Funds from Operations to include non-recurring events, except for those that are defined as “extraordinary items” under GAAP and gains and losses from sales of depreciable operating property. In 2002, NAREIT clarified that Funds from Operations related to assets held for sale, sold or otherwise transferred and included in results of discontinued operations should continue to be included in consolidated Funds from Operations.

The Trust computes Funds from Operations in accordance with the guidelines established by the white paper, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust’s financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust’s liquidity, nor is it indicative of funds available to fund the Trust’s cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures. In the table below, revenue, expenses, net income and depreciation and amortization were determined in accordance with GAAP. The addition of depreciation and

RESULTS OF OPERATIONS - CONTINUED

amortization to and deduction for gain on sale from net income results in Funds from Operations, which is not determined in accordance with GAAP.

Funds from Operation

Year Ended
	Dec. 31, 2002	Dec. 31, 2001
Revenue	$ 7,298,000	$ 4,422,000
Expenses	7,103,000	4,170,000
Net Income (GAAP)	195,000	1,390,000
Less: Gain on Sale of Franklin Park	--	1,138,000
Add: Depreciation and Amortization	1,719,000	998,000
Funds from Operations	$ 1,914,000	$ 1,250,000

Occupancy

OCCUPANCY LEVELS AT DECEMBER 31,
	2002	2001	2000
The Atrium	71%	74%	86%
Franklin Park	N/A	N/A	57%
ACI Building	100%	100%	100%
Forest Park	98%	91%	93%
King's Court	95%	96%	N/A
Chalet	96%	92%	N/A
The Landings	96%	97%	N/A
Barrington Hills	99%	88%	N/A

During 2002, the occupancy level at The Atrium decreased to 71% from 74% at December 31, 2001. During the quarter ended December 31, 2002, renewal leases were signed with two tenants occupying 4,197 square feet and two tenants which occupied 4,156 square feet vacated. The property has one major tenant occupying 16% of the building. The lease for this tenant expires in December 2003.

Franklin Park was sold May 2, 2001.

The ACI Building has a single tenant, which has occupied the building throughout 2002. The lease expires in August 2008. Effective January, 1 2002, the lease was amended and the tenant now provides or contracts for operation and management of the premises and is responsible for payment of 100% of operating expenses as determined by the lease and 100% of the utility expense. The Trust is no longer responsible for paying these expenses resulting in a decrease in expenses. In addition, rental rates were decreased in an amount approximately equal to the decrease in anticipated expenses.

Occupancy increased significantly at Forest Park, Chalet and Barrington Hills from December 31, 2001 to December 31, 2002. Occupancy decreased slightly at King’s Court and The Landings for the same period.

At Forest Park, occupancy of 98% on December 31, 2002 is ahead of market. Northern Kansas City, Missouri market conditions show heavy concessions and average occupancy of 93%. Forest

RESULTS OF OPERATIONS - CONTINUED

Park has experienced above market occupancy and lower than market concessions throughout 2002. King’s Court occupancy was 95% at December 31, 2002. Olathe, Kansas area markets occupancy rates are lower than 2001 rates. Concessions are also up in the Olathe market. In Topeka, Kansas, newly completed apartments built near Chalet compete for the same tenants. These new apartments are currently approximately 50% occupied. Occupancy rates in the market are in the low to mid 90% range; however, concessions are up and rates are down in the market. Since the lease up of the competing new apartments began, occupancy at Chalet has dropped 4%. The Landings and Barrington Hills are both located in Little Rock, Arkansas, where the market occupancy rates are currently in the mid 90% range. The Landings was 96% occupied, and Barrington Hills was 99% occupied at December 31, 2002.

Comparison of Consolidated Results

For the year ended December 31, 2002, the Trust’s consolidated total revenues were $7,298,000 compared to $4,422,000 for the year ended December 31, 2001, representing an increase of $2,876,000 (65.0%). The increase in consolidated revenues relates primarily to a net increase in rental revenues of $2,634,000 due primarily to the purchase of the four new properties in 2001 (King’s Court, The Landings, Chalet, and Barrington Hills). This increase of $2,976,000 attributable to new properties was offset by a $186,000 decrease in revenue due to the change in the lease at the ACI Building (see “Occupancy” section above), and $121,000 of lower revenue at the Atrium due primarily to lower occupancy.

For the year ended December 31, 2002, the Trust’s consolidated expenses were $7,103,000 compared to $4,170,000 for the year ended December 31, 2001. The increase in expense of $2,933,000 (70.3%) is due primarily to an increase in expenses of $3,397,000 due to the addition of King’s Court, Chalet, The Landings, and Barrington Hills. The increase in expenses due to the acquisitions was partially offset by a decrease in expenses of $239,000 at the ACI Building primarily due to the change in the lease, and $63,000 and $66,000 at the Atrium and Forest Park, respectively. Expenses at the Atrium for taxes, utilities, depreciation, and other operating expenses decreased, offset partially by an increase in interest expense. At Forest Park, the decrease in expenses was due primarily due to a decrease in repairs and maintenance expense.

The net income for the year ended December 31, 2002 was $195,000 or $.16 per share. The net income for the year ended December 31, 2001 was $1,390,000 or $1.32 per share. 2001 net income included a $1,138,000 gain on sale of Forest Park.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems a property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If a property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates. If future cash flows were to decline, it is possible that properties could become impaired. Lease expirations in 2003 are not expected to impair any investment properties.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 “Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments”. The Trust had no holdings of derivative financial or commodity instruments at December 31, 2002.

The Trust does not believe that it has any material exposure to interest rate risk. The debt on the ACI Building is at a fixed rated of 8.63% and matures in 2010; the debt on King’s Court is at a fixed rate of 5.69% and matures in 2026; the debt on the Landings is at a fixed rate of 7.66% and matures in 2007; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035% and is repriced in 2009 and matures in 2029. The debt on Forest Park and the line of credit are each variable. The current interest rates on Forest Park and the line of credit are 4.91% and 4.25%, respectively. The debt on Forest Park matures in 2007 and the line of credit matures in November 2003. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $33,000.

Management expects to examine the options available at the time of expiration of the line of credit and either pay down the line of credit before November 2003 or extend the terms of the line of credit, as appropriate. Management does not anticipate difficulty in extending the terms of the line of credit if appropriate.

INFLATION

The effects of inflation did not have a material impact on the Trust’s operations in fiscal 2002 or 2001.

NEW ACCOUNTING PRONOUNCEMENTS

Effect of Pending Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Trust also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Trust is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Trust’s consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 are applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material effect on the Trust’s consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting For Costs Associated With Exit Or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. The Trust does not anticipate a significant impact on their consolidated results of operations from adopting SFAS 146.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.  This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Trust’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

Cautionary Note Regarding Forward-Looking Statements

The Trust may, from time to time, make written or oral forward-looking statements, including statements contained in the Trust’s filings with the Securities and Exchange Commission and its reports to shareholders. Such forward-looking statements are made based on management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Trust’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including the following: the ability to retain key tenants, general economic, business, market, and social conditions, trends in the real estate investment market, projected leasing and sales, competition, inflation, and future prospects for the Registrant.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the accompanying Consolidated Financial Statements. The most significant assumptions and estimates relate to revenue recognition, depreciable lives of investment property, capital expenditures, properties held for sale, and the valuation of investment property. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. The recognition of scheduled rent increases on a straight-line basis results in recognition of a receivable. Such receivable was $416,000 and $393,000 at December 31, 2002 and 2001, respectively.

The Trust believes this receivable will be collectable over the life of the lease. If the lease was terminated, the receivable could become uncollectible, but to the extent that the receivable represents future cash earnings, the Trust believes the risk is immaterial.

Investment Property Useful Lives

The Trust is required to make subjective assessments as to the useful lives of its properties for the purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Trust’s net income.

Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 35 years on a straight-line basis. Tenant improvements are depreciated over the term of the lease on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 7 years using the straight-line method.

Capital Expenditures

For reporting purposes, the Trust capitalizes all carpet, flooring, blinds, appliance and HVAC replacements. The Trust expenses all other expenditures that total less than $10,000. Expenditures over $10,000 and expenditures related to contracts over $10,000 are evaluated individually for proper treatment.  Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

Classification of Properties

The Trust is required to make subjective assessments as to whether a property should be classified as “Held for Sale” under the provisions of SFAS 144. SFAS 144 contains certain criteria that must be met in order for a property to be classified as held for sale, including: management commits to a plan to sell the asset; the asset is available for immediate sale in its

CRITICAL ACCOUNTING POLICIES - CONTINUED

present condition; an active program to locate a buyer has been initiated; the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Management has determined that a property should not be classified as “Held for Sale” until a contract for the sale of a property has been executed, all inspection periods have passed and any earnest deposit becomes non-refundable and the only pending item to complete the sale is the passage of time. Until this point, management believes that there may be actions required to complete the plan that may result in changes to or termination of the plan, and therefore the property should not be classified as “Held for Sale” under SFAS 144.

The determination as to whether a property is held for sale rather than held for use can have a significant impact, in certain situations in determining whether a property's carrying value is impaired under SFAS 144.

Impairment of Investment Property Values.

The Trust is required to make subjective assessments as to whether there are impairments in the value of its investment properties. Management’s estimates of impairment in the value of investment properties have a direct impact on the Trust’s net income.

The Trust follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Trust assesses the carrying value of its long-lived asset whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Certain factors that may occur and indicate that an impairment may exist include, but are not limited to: significant underperformance relative to projected future operating results; significant changes in the manner of the use of the asset; and significant adverse industry or market economic trends. If an indicator of possible impairment exists, a property is evaluated for impairment by a comparison of the carrying amount of a property to the estimated undiscounted future cash flows expected to be generated by the property. If the carrying amount of a property exceeds its estimated future cash flows on an undiscounted basis, an impairment charge is recognized by the amount by which the carrying amount of the property exceeds the fair value of the property. Management estimates fair value of its properties based on projected discounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Trust.

MAXUS REALTY TRUST, INC.

Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Independent Auditors’ Report

To the Shareholders of
   Maxus Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Maxus Realty Trust, Inc. (the Trust) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Kansas City, Missouri
January 24, 2003

MAXUS REALTY TRUST, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets	2002	2001
Investment property (note 2):
Land	$ 2,997,000	2,997,000
Buildings and improvements	39,295,000	39,102,000
Personal property	1,795,000	1,363,000

	44,087,000	43,462,000

Less accumulated depreciation	(8,806,000)	(7,173,000)

Total investment property, net	35,281,000	36,289,000

Cash	123,000	249,000
Escrows and reserves (note 2)	885,000	635,000
Accounts receivable (note 1(d))	419,000	397,000
Prepaid expenses and other assets	224,000	248,000
Deferred expenses, less accumulated amortization	551,000	611,000

	$ 37,483,000	38,429,000

Liabilities and Shareholders' Equity

Liabilities:
Mortgage notes payable (note 2)	$ 23,510,000	23,784,000
Line of credit (note 2)	1,385,000	1,150,000
Accounts payable, prepaid rent and accrued expenses (note 5)	628,000	643,000
Real estate taxes payable	223,000	201,000
Refundable tenant deposits	232,000	235,000

Total liabilities	25,978,000	26,013,000

Shareholder's equity:
Common stock, $1 par value; Authorized 5,000,000 shares, issued and outstanding 1,230,000 and 1,220,000 shares in 2002 and 2001, respectively	1,230,000	1,220,000
Additional paid-in capital	17,194,000	17,087,000
Distributions in excess of accumulated earnings	(6,919,000)	(5,891,000)

Total shareholders' equity	11,505,000	12,416,000

	$ 37,483,000	38,429,000

See accompanying notes to consolidated financial statements.

F-2

MAXUS REALTY TRUST, INC.

Consolidated Statements of Operations

Years ended December 31, 2002 and 2001

	2002	2001
Revenues:
Rental (note 3)	$ 6,704,000	4,070,000
Other	594,000	352,000

Total revenues	7,298,000	4,422,000
Expenses:
Depreciation and amortization	1,719,000	998,000
Repairs and maintenance, including common area maintenance	1,014,000	637,000
Real estate taxes	646,000	493,000
Interest	1,667,000	796,000
General and administrative	295,000	206,000
Utilities	449,000	410,000
Property management fees - related parties (note 5)	327,000	170,000
Other operating expenses	986,000	460,000

Total expenses	7,103,000	4,170,000

Income before gain on sale of Franklin Park	195,000	252,000

Gain on sale of Franklin Park (note 10)	--	1,138,000

Net income	$ 195,000	1,390,000

Per share data (basic and diluted):
Income before gain on sale of Franklin Park	$ 0.16	0.24
Gain on sale of Franklin Park	--	1.08

Net income	$ 0.16	1.32

Distributions:
Paid in current year:
Taxable to shareholders	$ 0.27	0.76
Return of capital	0.73	--

Total paid in current year	$ 1.00	0.76

Weighted average shares outstanding	1,224,000	1,056,000

See accompanying notes to consolidated financial statements.

F-3

MAXUS REALTY TRUST, INC.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2002 and 2001

Distributions
Common stock	Additional	in excess of	Total
	Number		paid-in	accumulated	shareholders'
	of shares	Amount	capital	earnings	equity

Balance, December 31, 2000	1,040,000	$ 1,040,000	15,463,000	(6,454,000)	10,049,000

Common stock issued	180,000	180,000	1,624,000	--	1,804,000

Distributions paid ($0.76 per share)	--	--	--	(827,000)	(827,000)

Net income	--	--	--	1,390,000	1,390,000

Balance, December 31, 2001	1,220,000	1,220,000	17,087,000	(5,891,000)	12,416,000

Common stock issued	10,000	10,000	107,000	--	117,000

Distributions paid ($1.00 per share)	--	--	--	(1,223,000)	(1,223,000)

Net income	--	--	--	195,000	195,000

Balance, December 31, 2002	1,230,000	$ 1,230,000	17,194,000	(6,919,000)	11,505,000

See accompanying notes to consolidated financial statements

F-4

MAXUS REALTY TRUST, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:
Net income	$ 195,000	1,390,000
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of Franklin Park	--	(1,138,000)
Depreciation and amortization	1,719,000	998,000
Changes in accounts affecting operations:
Accounts receivable	(22,000)	(30,000)
Prepaid expenses and other assets	24,000	(12,000)
Escrows and Reserves	(250,000)	(13,000)
Deferred expenses	(26,000)	7,000
Accounts payable and other liabilities	4,000	(400,000)

Net cash provided by operating activities	1,644,000	802,000

Cash flows from investing activities:
Capital expenditures	(625,000)	(1,007,000)
Purchase of investment properties	--	(5,666,000)
Proceeds from the sale of land	--	29,000
Proceeds from the sale of Franklin Park, net	--	4,346,000

Net cash used in investing activities	(625,000)	(2,298,000)

Cash flows from financing activities:
Distributions paid to shareholders	(1,223,000)	(827,000)
Principal payments on mortgage notes payable	(274,000)	(116,000)
Net change in line of credit	235,000	726,000
Issuance of common stock	117,000	1,804,000
Loan acquisition costs incurred	--	(37,000)

Net cash provided by (used in) financing activities	(1,145,000)	1,550,000

Net increase (decrease) in cash	(126,000)	54,000

Cash, beginning of year	249,000	195,000

Cash, end of year	$ 123,000	249,000

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$ 1,668,000	700,000
Mortgage notes payable assumed in connection with acquisition of investment properties	--	17,626,000

See accompanying notes to consolidated financial statements.

F-5

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1)     Summary of Significant Accounting Policies

(a)	Description of Business

Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, invests in income-producing real properties. At December 31, 2002, the Trust's portfolio is comprised of the following properties:
Date acquired	Percentage of rental revenues
Name	Type	Location	(sold)	2002	2001
Atrium at Alpha Business Center (The Atrium)	Multitenant office building	Bloomington, MN	March 1985	17%	31%
Applied Communications, Inc. Office Building (ACI Building)	Single tenant office building	Omaha, NE	January 1986	14	27
Forest Park Apartments, formerly known as North Winn Apartments (Forest Park)	110 unit apartment comples	Kansas City, MO	August 2000	10	15
King's Court Apartments (King's Court)	82 unit apartment complex	Olathe, KS	August 2001	9	5
Chalet Apartments (Chalet)	234 unit apartment complex	Topeka, KS	September 2001	20	9
The Landings Apartments (The Landings)	154 unit apartment comples	Little Rock, AR	September 2001	13	6
Barrington Hills Apartments (Barrington Hills)	232 unit apartment complex	Little Rock, AR	November 2001	17	4
Franklin Park Distribution Center (Franklin Park)	Warehouse and distribution facility	Franklin Park, IL	December 1986 (sold May 2001)	--	3
				100%	100%
(b)	Investment Property

The Trust applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 35 years on a straight-line basis. Tenant improvements are depreciated over the term of the lease on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 7 years using the straight-line method.

Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

(c)	Deferred Expenses

Deferred expenses consist of lease fees and financing costs which are amortized over the terms of the respective lease or note.

F-6	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(d)	Revenues

Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. The recognition of scheduled rent increases on a straight-line basis results in recognition of a receivable. Such receivable was $416,000 and $393,000 at December 31, 2002 and 2001, respectively.

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

The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the consolidated financial statements. The Trust has federal net operating loss carryforwards of approximately $1,370,000 for tax purposes at both December 31, 2002 and 2001, which expire in various amounts from 2003 through 2019.

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

Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h)	Reclassifications

Certain 2001 amounts have been reclassified to conform with the current year presentation.

F-7	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(2)     Debt Obligations

          Mortgage notes payable consist of the following:

	2002	2001
ACI Building mortgage note, monthly principal and interest payments of $34,000, with interest fixed at 8.63%, maturing on August 1, 2010	$ 4,203,000	4,235,000
Forest Park mortgage note, monthly principal and interest payments of $11,000, with a variable interest rate (4.91% at December 31, 2002), maturing September 1, 2007	1,927,000	1,960,000
King's Court multifamily housing revenue refunding bonds, monthly interest only payments of $10,000 through July 1, 2006, monthly principal and interest payments of $15,000 thereafter, with interest fixed at 5.69%, maturing on November 1, 2026	2,209,000	2,209,000
Chalet mortgage notes, monthly principal and interest payments of $37,000, with interest fixed at 6.535% and 6.59%, maturing October 1, 2008	5,567,000	5,640,000
The Landings mortgage note, monthly principal and interest payments of $28,000, with interest fixed at 7.66%, maturing on September 1, 2007	3,778,000	3,828,000
Barrington Hills mortgage note, monthly principal and interest payments of $37,000, with interest fixed at 6.035% through 2009, maturing on July 1, 2029	5,826,000	5,912,000
	$23,510,000	23,784,000

The ACI Building mortgage note, secured by the ACI Building, requires the Trust to establish a property reserve account, and deposit $3,000 per month for tenant improvements and leasing commissions and $2,000 each month for the costs of capital improvements.

The Forest Park mortgage note, secured by Forest Park, assignment of rents, and a security agreement, required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date, and also required reserves to be deposited into a repair account to cover the cost of certain repairs at Forest Park, which were completed in 2001.

In connection with the acquisition of King’s Court during 2001, the Trust assumed the obligation to repay certain multifamily housing revenue refunding bonds issued by the City of Olathe, Kansas in the aggregate amount of $2,209,000. The bonds are secured by a mortgage on King’s Court.

In connection with the acquisition of Chalet during 2001, the Trust assumed two existing loans and related mortgages. The loans are cross-collateralized and are secured by Chalet. The loans have been assigned to Fannie Mae and require the establishment of capital improvement reserves.

F-8	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

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

Real estate tax and property insurance escrows and various reserves in the amount of $885,000 and $635,000, are held with lenders at December 31, 2002 and 2001, respectively.

The Trust has a $1,550,000 bank line of credit to be used for working capital that expires November 1, 2003. The line of credit is secured by The Atrium. Borrowings under this facility bear interest at the prime rate (4.25% at December 31, 2002). At December 31, 2002, $1,385,000 was outstanding under this line of credit and $165,000 was available.

The following is a summary of scheduled debt maturities; including the line of credit:

Amount
Year:
2003	$ 1,682,000
2004	317,000
2005	339,000
2006	379,000
2007	5,649,000
Thereafter	16,529,000

Total	$ 24,895,000

(3)     Rental Revenues Under Operating Leases

Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 2002 are as follows:

Amount
Year:
2003	$ 2,103,000
2004	1,797,000
2005	1,375,000
2006	1,205,000
2007	1,149,000
Thereafter	1,864,000

Total	$ 9,493,000

In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in other revenues approximated $137,000 and $178,000 for the years ended December 31, 2002 and 2001, respectively.

F-9	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(4)     Major Tenants

A substantial amount of the Trust’s revenue was derived from one major tenant, Applied Communications, Inc., whose rentals amounted to 14% and 27% of consolidated rental revenues in 2002 and 2001, respectively. This tenant’s lease expires in 2008. No other tenants’ rentals exceeded 10% of consolidated rental revenues in 2002 or 2001.

(5)     Related Party Transactions

Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust’s properties. The Trust paid Maxus Properties, Inc. property management fees of $327,000 and $170,000 for the years ended December 31, 2002 and 2001, respectively. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations, ranging from 3.6% to 5%. Included in accounts payable, prepaid rent and accrued expenses at December 31, 2002 and 2001 are $5,000 and $2,000, respectively, payable to Maxus Properties, Inc.

Certain Maxus Properties, Inc. employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $663,000 and $317,000 of payroll costs in 2002 and 2001, respectively, that have been reimbursed to Maxus Properties, Inc. In addition, the trust reimbursed Maxus Properties, Inc. $9,000 in 2001 for bonuses paid to a Maxus Properties, Inc. employee for his assistance in closing the investment property purchases and sale in 2001. Such amounts are included in repairs and maintenance and other operating expenses in the accompanying consolidated statements of operations.

(6)     Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Trust to disclose fair value information of all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Trust’s financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, accounts payable, accrued liabilities, real estate taxes payable, and refundable security deposits. The carrying value of these assets and liabilities in the consolidated balance sheets are assumed to be at fair value.

The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust’s debt at December 31, 2002 and 2001 are summarized as follows:

2002	2001
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Fixed rate notes	$21,583,000	22,992,000	21,824,000	21,342,000
Floating rate note	1,927,000	1,927,000	1,960,000	1,960,000
Line of credit	1,385,000	1,385,000	1,150,000	1,150,000

F-10	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust’s debt obligations at fair value may not be possible and may not be a prudent management decision.

(7)     Contingency

The Atrium has been classified in the Minneapolis Airport Committee’s (the MAC) Safety Zone A in the future expansion of the Minneapolis Airport. The expansion runway is anticipated to be completed in 2003. The MAC began buying out impacted buildings in 1999. Safety Zone A is adjacent to the Federal Aviation Authority’s noise buy-out zone. The MAC has not indicated whether or not it will buy out the Trust’s building. The Trust is monitoring whether the increased noise from the new runway will have an impact on future leasing of the building. If the Trust determines there is a negative impact, the Trust will petition the MAC to buy the building. If the building continues to be classified in Safety Zone A, it will be classified as nonconforming use. Given the preliminary stage of the future expansion, management is unable at this time to determine what impact, if any, this matter will have on the Trust.

(8)     Segment Reporting

The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers. The Trust has two reportable operating segments – apartments and commercial buildings. The Trust’s management evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest. The accounting policies of the segments are the same as those described in note 1.

Apartments	Commercial buildings	Corporate and other	Total
(In thousands)
2002: Total revenues	$ 5,081,000	2,217,000	--	7,298,000
Net income	119,000	371,000	(295,000)	195,000
Capital expenditures	525,000	100,000	--	625,000
Depreciation and amortization	1,163,000	556,000	--	1,719,000
Interest expense	1,236,000	431,000	--	1,667,000
Assets	27,098,000	10,214,000	171,000	37,483,000

2001:
Total revenues	$ 1,662,000	2,708,000	52,000	4,422,000
Income (loss) before gain on sale of Franklin Park	28,000	411,000	(187,000)	252,000
Capital expenditures	437,000	570,000	--	1,007,000
Depreciation and amortization	375,000	609,000	14,000	998,000
Interest expense	388,000	388,000	20,000	796,000
Assets	27,629,000	10,669,000	131,000	38,429,000

F-11	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(9)     Supplementary Quarterly Data (Unaudited)

	March 31	June 30	September 30	December 31
2002:
Total revenues	$1,846,000	1,814,000	1,824,000	1,814,000
Net income	105,000	10,000	56,000	24,000
Net income per share	0.09	0.01	0.05	0.02

2001:
Total revenues (1)	$915,000	851,000	957,000	1,669,000
Income before gain on sale	30,000	41,000	165,000	16,000
Net income	30,000	1,179,000	165,000	16,000
Income per share before gain on sale	0.03	0.04	0.16	0.01
Net income per share	0.03	1.13	0.16	0.01

(1)	2001 quarterly revenue amounts above for the quarters ended March 31, June 30 and September 30 differ from amounts disclosed in the Trust’s 2001 Form 10-QSB filings due to a reclassification of interest income to other revenue in the amount of $21,000 during the quarter ended September 30, 2001. Revenues per the March 31 Form 10-QSB totaled $912,000 and revenues per the June 30 Form 10-QSB totaled $833,000.

F-12	(Continued)

MAXUS REALTY TRUST, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(10)   Acquisitions and Sale of Investment Properties

As discussed in note 1, several properties were acquired in 2001 and Franklin Park was sold in May 2001 for $4,550,000. A gain of $1,138,000 was recognized on the sale.

The table below presents the pro forma results of operations of the Trust for 2001 as if the acquisitions and sale of investment properties had occurred at January 1, 2001 (unaudited):

Total revenue	$ 7,626,000

Depreciation and amortization	1,709,000
Real estate taxes	634,000
Interest	1,714,000
Repairs and maintenance, including common area maintenance	884,000
Property management fees	327,000
General and administrative	777,000
Other	1,290,000

Total expenses	7,335,000

Net income before gain on sale	$ 291,000

Net income per share before gain on sale	$ 0.28

This pro forma information does not purport to be indicative of the results that actually would have been obtained if the transactions had actually occurred at the beginning of 2001, and is not intended to be a projection of future results.

F-13

TRUSTEES AND OFFICERS

Board of Trustees:

David L. Johnson	Founder and Chairman of Maxus Properties, Inc. ("Maxus"). Maxus specializes in commercial property management for affiliated owners.

Danley K. Sheldon	Chief Executive Officer of Maxus.

John W. Alvey	Vice President and Chief Financial Officer of Maxus.

Christopher Garlich	Executive Vice President and member of Bancorp Services, L.L.C.

W. Robert Kohorst	President of Everest Properties II, L.L.C.

Monte McDowell	President, Chief Executive Officer and principal shareholder of McDowell Pharmaceutical, L.L.C.

Robert B. Thomson	Attorney in private practice in Kansas City, Missouri

Steve Rosenberg	Acting Manager of Aspen Mortgage, Inc. and Aspen Pacific, Inc.

Officers:

David L. Johnson.	Chairman

Danley K. Sheldon	President and Chief Executive Officer

John W. Alvey	Vice President and Chief Financial & Accounting Officer

Christine A. Robinson	Secretary

Amy Kennedy	Treasurer

SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (718) 921-8217
www.amstock.com

Legal Counsel:

Lathrop & Gage L.C.
Kansas City, Missouri

Independent Accountants:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Dee Ann Klusman, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. First Amended Optional Stock Dividend Plan and Enrollment Card

INVESTMENT PROPERTIES

THE ATRIUM AT ALPHA BUSINESS CENTER BLOOMINGTON, MINNESOTA	APPLIED COMMUNICATIONS, INC. BUILDING OMAHA, NEBRASKA

FOREST PARK APARTMENTS KANSAS CITY, MISSOURI	CHALET I & II APARTMENTS TOPEKA, KANSAS

THE LANDINGS AT ROCK CREEK APARTMENTS LITTLE ROCK, ARKANSAS	KING'S COURT APARTMENTS OLATHE, KANSAS

BARRINGTON HILLS APARTMENTS LITTLE ROCK, ARKANSAS

MAXUS REALTY TRUST
104 ARMOUR ROAD
NORTH KANSAS CITY, MISSOURI 64116