Form 10KSB, Exhibit 13
period 2003-12-30
MAXUS REALTY TRUST INC
filed 2004-03-12
CIK 748580

2003 ANNUAL REPORT

CONTENTS                                                                    PAGE

Financial Highlights                                          Inside Front Cover

The Trust                                                     Inside Front Cover

Market Information                                                             1

Nasdaq                                                                         1

Dividends                                                                      1

Letter to Shareholders                                                         2

Management's Discussion and Analysis of
         Financial Condition and Results of Operations                         3

Independent Auditors' Report                                                 F-1

Consolidated Balance Sheets                                                  F-2

Consolidated Statements of Operations                                        F-3

Consolidated Statements of Shareholders' Equity                              F-4

Consolidated Statements of Cash Flows                                        F-5

Notes to Consolidated Financial Statements                                   F-6

Trustees and Officers                                          Inside Back Cover

Shareholder Information                                        Inside Back Cover

FINANCIAL HIGHLIGHTS

                                                                  YEAR ENDED DECEMBER 31,
FOR THE YEAR:                                                     2003              2002
Rental and other income (2)                                    $5,990,000        $6,023,000
Net income (loss) from continuing operations                     (194,000)          (13,000)
Per share                                                            (.16)             (.01)
Funds from operations (1)                                       1,264,000         1,825,000

Distributions declared                                          1,235,000         1,223,000
     Per share                                                       1.00              1.00
          Paid in current year:
               Taxable to shareholders                                                  .27
               Return of capital                                     1.00               .73

AT YEAR END:
Total assets from continuing operations (2)                   $32,107,000       $32,505,000
Total assets                                                   32,107,000        37,483,000
Investment property - net (2)                                  29,445,000        30,398,000
Borrowing (2)                                                  21,012,000        23,510,000
Shareholders' equity                                           10,194,000        11,505,000
Number of shares outstanding                                    1,242,000         1,230,000

(1) Represents net income as defined by generally accepted accounting principles ("GAAP"), adjusted for property related depreciation and amortization and the loss on sale of The Atrium at Alpha Business Center in 2003. Funds from operations ("FFO") does not represent cash flows from operations as defined by GAAP. See page 6 for a reconciliation of FFO to GAAP net income.

(2) Excludes the Atrium at Alpha Business Center which was sold in May 2003, and is presented as discontinued operations.


THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center ("The Atrium"), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building ("ACI Building" or "ACI"), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center ("Franklin Park"), a warehouse and distribution facility in suburban Chicago, Illinois. In 2001, Franklin Park was sold. In May 2003, The Atrium was sold. In 2000, the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) ("Forest Park"), a 110 unit multi-family apartment complex in Kansas City, Missouri. In 2001, the Trust acquired the following properties: King's Court Apartments ("King's Court"), an 82 unit multi-family apartment complex in Olathe, Kansas, The Landings at Rock Creek Apartments ("The Landings"), a 154 unit multi-family apartment complex in Little Rock, Arkansas, Chalet I and Chalet II Apartments ("Chalet"), a two-phase, 234 unit multi-family apartment complex in Topeka, Kansas, and Barrington Hills Apartments ("Barrington Hills"), a 232 unit multi-family apartment complex in Little Rock, Arkansas. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2003 and 2002 were as follows:



2003                                                  HIGH                LOW
         First Quarter                              $ 10.00            $  7.95
         Second Quarter                             $ 12.13            $  9.25
         Third Quarter                              $ 14.62            $ 10.65
         Fourth Quarter                             $ 12.23            $ 10.16

2002                                                  HIGH                LOW
         First Quarter                              $ 13.25            $ 11.25
         Second Quarter                             $ 14.34            $ 10.67
         Third Quarter                              $ 14.40            $ 10.25
         Fourth Quarter                             $ 11.75            $  9.75


As of March 8, 2004, there were 329 shareholders of record.

NASDAQ

The Trust's common stock is listed on The Nasdaq National Market. In 2003, approximately 12,000 shares were issued pursuant to the Trust's optional stock dividend plan, which generated $127,000 in cash for the Trust.

DIVIDENDS

The Trust intends, subject to continued performance and availability of sufficient funds, to declare a $.25 per share distribution each quarter. A $.25 per share distribution was paid on March 21, June 20, September 22, and December 22, 2003 and on March 21, June 21, September 20, and December 20, 2002. The $1.00 total distributions per share paid in 2003 was classified as return of capital. Of the $1.00 total distributions per share paid in 2002, $.27 was classified as taxable to shareholders and $.73 was classified as return of capital. A $.25 per share distribution was declared on February 11, 2004, which is anticipated to be paid on March 22, 2004.

March 11, 2004

To Our Shareholders:

During 2003, we continued to reposition the REIT into multi-family housing, but encountered specific market conditions that slowed the process. Our desire to add additional apartment acquisitions to the portfolio was hampered by what we perceive as inordinately high prices for these assets. Capital from other investment classes (e.g., equities, commercial real estate) has migrated to the more predictable returns found in multi-family housing. This added supply of capital, coupled with the low interest rate environment, pushed asset values to levels that we don't believe are sustainable long-term. Thus, we chose not to make any new acquisitions in 2003.

The Trust sustained a distribution of $.25 per share each quarter in 2003, and the Trust recently announced its dividend payable March 22, 2004 at the same rate.

One commercial property, the Atrium, was sold in May 2003 and we continue to evaluate investment opportunities for the net sales proceeds, which were approximately $3,500,000. Our attempts to sell the remaining commercial asset were hampered by the overall cautious atmosphere that surrounds this investment class throughout the country.

In 2004, the Trust intends to renew its efforts to sell the remaining commercial asset and identify investment opportunities in the apartment segment that are accretive to our business. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholder's investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ Danley K. Sheldon

Danley K. Sheldon
President

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Trust operates rental real estate in two key segments, apartments and commercial. The Trust currently operates five apartment communities and one commercial building. Cash is primarily generated in each segment by renting space to tenants, or securing loans with the Trust's assets. Cash is used primarily to pay operating expenses (repairs and maintenance, payroll, utilities, taxes, and insurance), make capital expenditures for property improvements, repay outstanding loans or to pay cash distributions to shareholders. The key performance indicators for revenues are occupancy rates and rental rates. Revenues are also impacted by concessions (discounts) offered as rental incentives. The key performance indicator for operating expenses in the apartment sector is total operating expense per apartment unit. A significant change in the turnover rate of rental units can also cause a significant change in operating expenses. The commercial contract provides for the tenant to pay operating expenses, excluding a portion of the real estate taxes and insurance. Management also evaluates total taxes, utilities and insurance rates for each property.

General economic trends that management evaluates include construction of apartment units (supply), unemployment rates, job growth, and interest rates (demand). The apartment segment is sensitive to extremely low interest rates, which tend to increase home ownership and decrease apartment occupancy rates. The apartment segment is also sensitive to increased unemployment rates, which tend to cause possible renters to double up in a unit or share a non-rental dwelling with relatives or acquaintances. New construction in an area with low occupancy rates can cause a further decline in occupancy or rental rates. The lease with the commercial tenant, which occupies 100% of the commercial property, is not as sensitive to general economic conditions, but is sensitive to the success of the tenant in their business.

Economic trends appear to indicate that interest rates have bottomed out and will begin to slowly rise at some point in the future. It also appears that unemployment rates are beginning to decline, with job growth beginning to rise. If this is correct and if the trend continues, The Trust should be able to begin reducing concessions, raising rental rates and increasing occupancy, which should improve revenues. Variable operating expenses would also tend to increase, but fixed expense coverage would improve.

Operating results of each segment and the assets within each segment are described below.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of December 31, 2003, was $863,000, an increase of $778,000 from the balance of $85,000 at December 31, 2002. Escrows and reserves were $830,000 and $885,000 at December 31, 2003 and 2002, respectively, held in escrow and reserves by various lenders, which are not readily available for current disbursement. Net cash provided by operating activities of continuing operations increased $232,000 to $1,350,000 for the year ended December 31, 2003 primarily because of $250,000 net escrows and reserves that were funded in 2002, compared to net reimbursements from reserves of $55,000 in 2003. Net cash used in investing activities of continuing operations was $379,000, comprised of capital expenditures. The largest expenditures included $206,000 of capital replacements at all properties combined, along with approximately

$60,000 in landscaping at the Landings. Net cash used in financing activities of continuing operations was $3,606,000 of which distributions were paid totaling $1,235,000 and cash was provided by issuance of common stock for $127,000. Net cash provided by discontinued operations of $4,787,000 was used to pay off the $1,385,000 line of credit secured by the Atrium after its sale in May 2003 as well as the $2,209,000 bonds secured by King's Court (included in principal payments on mortgage notes payable.) The cash provided by investing activities of discontinued operations in 2003 relates primarily to cash provided by the sale proceeds of the Atrium (net of costs of the sale) offset by capital expenditures of $74,000 at the Atrium.

Management believes the Trust's current cash position and the properties' ability to provide operating cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2004. Projected capital expenditures of approximately $270,000, are planned in 2004, primarily for roofs, HVAC and plumbing and painting projects, with the majority of the expenditures expected to be reimbursed from reserves held by lenders. Capital replacements of approximately $245,000 are also expected to be reimbursed from reserves held by lenders. Except for the items mentioned, management does not anticipate any material capital operating expenditures at any one property in 2004. However, the Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

Management does not believe the risk of changes in operations that would adversely impact cash flow from operating activities is a material risk. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time.

The Board of Trustees voted to approve the listing of the Atrium and the ACI Building, and subsequently a listing agreement was entered into for each property. The Atrium was sold in May 2003. The Trust has continued its marketing efforts on the ACI Building. The current market may not support the listing price, and no guarantee can be made as to whether or not the sale of this asset will occur in the near future.

Contractual Obligations and Commercial Commitments

The following table sets forth information regarding the Trust's contractual obligations. Management believes the Trust's current cash position and the properties' ability to provide operating cash flows should enable the Trust to fund anticipated payments on these obligations in 2004.

As of December 31, 2003

                                                        Payments Due by Period
                                    Less
Contractual                        than 1             1-3               4-5          After 5
Obligations                         year             years             years          years           Total
  Long-Term Debt                 $ 324,000         6,298,000         5,264,000      9,126,000      $21,012,000


Reference is also made to Note 2 of Notes to Consolidated Financial Statements incorporated by reference to the Trust's Annual Report for a description of mortgage indebtedness secured by the Trust's real property investments.

Off-Balance Sheet Arrangements

The Trust does not have any "off-balance sheet arrangements" as defined in Item 303(c) of Regulations S-B promulgated under the Securities Exchange Act of 1934, as amended.

Insurance

Industry wide, insurance rates continue to rise. In 2002, the Trust experienced rate increases upon the renewal of insurance policies on its properties of approximately 30% or $44,000 on an annualized basis due to a continuing tightening of risk underwriting. Insurance rates in 2003 increased 14% or $26,000 on the continuing properties. Management believes the Trust will be able to absorb future increases in insurance rates and eventually expects to pass these expenses on to tenants through increased rents.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., ("Maxus"), manages the Trust's investment properties. The Trust paid Maxus management fees of $301,000 and $327,000 for the years ended December 31, 2003 and 2002. Management fees are determined pursuant to Management Agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties' operations, ranging from 3.6% to 5%. The Trust believes the management fee is similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $709,000 and $663,000 of payroll costs for the years ended December 31, 2003 and 2002, respectively that have been or will be reimbursed to Maxus. Such amounts are included in repairs and maintenance and other operating expenses in the accompanying statements of operations.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2003 and 2002 are detailed below.

Funds from Operations

The white paper on Funds from Operations approved by the board of governors of NAREIT defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus property related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

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

The Trust computes Funds from Operations in accordance with the guidelines established by the white paper, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust's liquidity, nor is it indicative of funds available to fund the Trust's cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures. In the table below, revenue, expenses, net income and property related depreciation and amortization were determined in accordance with GAAP. The addition of property related depreciation and amortization to, and the exclusion of the loss on sale from, net income results in Funds from Operations, which is not determined in accordance with GAAP.

                                                                            Year Ended

                                                                  December 31,         December 31,
                                                                      2003                 2002

       Net income (loss)                                           (203,000)              195,000
       Property related depreciation
          and amortization (1)                                    1,441,000             1,630,000
       Loss on sale                                                  26,000                   ---
                                                                 ----------            ----------
       Funds from operations                           $          1,264,000             1,825,000
                                                                 ==========            ==========

(1) Depreciation and amortization related to the Atrium is included in this amount

Occupancy

                                                             OCCUPANCY LEVELS AT DECEMBER 31,
                                                              2003        2002        2001
                                                              ----        ----        ----
         The Atrium                                            n/a         71%         74%
         ACI Building                                         100%        100%        100%
         Forest Park                                           99%         98%         91%
         King's Court                                          90%         95%         96%
         Chalet                                                83%         96%         92%
         The Landings                                          95%         96%         97%
         Barrington Hills                                      88%         99%         88%

The ACI Building has a single tenant, which has occupied the building throughout 2003. The lease expires in August 2008.

In 2002, the parent company of the single tenant restated certain of its prior consolidated financial statements. In connection with the restatement of its financial statements, the Securities and Exchange Commission has issued a formal order of private investigation and class action lawsuits have been publicly announced against the parent company and certain of its former and present officers and directors. The lawsuits allege violations of securities laws on the grounds that certain of the parent company's Exchange Act reports and press releases contained untrue statements of material facts, or omitted to state facts necessary to make the statements therein not misleading. Derivative action lawsuits have also been filed on behalf of the parent company against certain named officers and directors of the parent company. The parent company has publicly reported that if it were to lose any of these lawsuits or if they were not settled on favorable terms, the judgment or settlement may have a material adverse effect on the parent company's consolidated financial position, results of operations and cash flows. The Trust is monitoring this litigation closely, but is unable at this time to determine what impact, if any, the investigation and these lawsuits will have on the tenant's ability to meet its payment obligations under its lease with the Trust. The balance of the receivable due from ACI to the Trust was $388,000 at December 31, 2003, comprised of recognition of scheduled rent increases on a straight-line basis.

At Forest Park, occupancy of 99% on December 31, 2003 is ahead of market. Northern Kansas City, Missouri market conditions show heavy concessions and average occupancy of 93%. Forest Park has experienced above market occupancy and lower than market concessions throughout 2003. King's Court occupancy was 90% at December 31, 2003. Olathe, Kansas area markets occupancy rates are lower than 2002 rates with an average market occupancy of 88%. Occupancy rates in the Topeka, Kansas market averaged approximately 90% for the year, however, concessions in the market are extensive. Chalet, which is located in Topeka has experienced a higher than normal turnover of apartment units due to the number of renters that bought homes. The Landings and Barrington Hills are both located in Little Rock, Arkansas, where the market occupancy rates are currently in the mid 90% range. The Landings and Barrington Hills were 94% average in occupancy for the year ended December 31, 2003. Concessions in the Little Rock area have not been as significant as some other parts of the country.

Comparison of Consolidated Results

For the year ended December 31, 2003, the Trust's consolidated total revenues from continuing operations were $5,990,000 compared to $6,023,000 for the year ended December 31, 2002, representing a decrease of $33,000 (0.5%). The decrease in consolidated revenues relates primarily to increased rental concessions and vacancy, offset by increases in lease termination fees, due to a decreasing occupancy rates caused by a decrease in the overall rental tenant base.

For the year ended December 31, 2003, the Trust's consolidated expenses from continuing operations were $4,569,000 compared to $4,440,000 for the year ended December 31, 2002. The increase in expense of $129,000 (2.9%) is due primarily to an increase in other operating expenses of $151,000, primarily due to increases in payroll and workers compensation insurance increases at the properties, along with increased leasing and apartment turnover costs associated with the reduced tenant base and tenants vacating for alternative living arrangements.

The net loss from continuing operations for the year ended December 31, 2003 was $194,000 or $.16 per share. The net loss from continuing operations for the year ended December 31, 2002 was $13,000 or $.01 per share.

Revenue and expenses from discontinued operations decreased $789,000 and $560,000 respectively from 2002 results, primarily because 2003 represents five months of operations and 2002 represented twelve months.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems a property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If a property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates. If future cash flows were to decline, it is possible that properties could become impaired. Lease expirations in 2004 are not expected to impair any investment properties.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2003.

The Trust does not believe that it has any material exposure to interest rate risk. The debt on the ACI Building is at a fixed rated of 8.63% and matures in 2010; the debt on the Landings is at a fixed rate of 7.66% and matures in 2007; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035% and is repriced in 2009 and matures in 2029. The debt on Forest Park is variable and matures in 2007. The current interest rate on Forest Park is 4.91%. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $19,000.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2003 or 2002.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-KSB and other reports and statements filed by us with the Securities and Exchange Commission include certain forward-looking statements. For this purpose any statements contained in this Form 10-KSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, but not limited to, trends in the real estate investment market, general market conditions, projected leasing and sales, and future prospects for the Trust. Except as required by law, the Trust undertakes no obligation to announce publicly revisions we make to these forward-looking statements to reflect the effect of events or circumstances that may arise after the date of this report. All written and oral forward-looking statements made subsequent to the date of this report and attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

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

Revenue Recognition

Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. The recognition of scheduled rent increases on a straight-line basis results in recognition of a receivable. Such receivable was $388,000 and $416,000 at December 31, 2003 and 2002, respectively.

The Trust believes this receivable will be collectable over the life of the lease. If the lease was terminated, the receivable could become uncollectable. However, because the receivable represents future cash earnings, the Trust believes the risk of uncollectability is immaterial.

Investment Property Useful Lives

The Trust is required to make subjective assessments as to the useful lives of its properties for the purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Trust's net income.

Buildings and  improvements are depreciated over their estimated useful lives of
27.5 to 40 years on a straight-line basis. Tenant improvements are depreciated over the term of the lease on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 15 years using the straight-line method.

Capital Expenditures

For reporting purposes, the Trust capitalizes all carpet, flooring, blinds, appliance and HVAC replacements. The Trust expenses all other expenditures that total less than $10,000. Expenditures over $10,000 and expenditures related to contracts over $10,000 are evaluated individually for capitalization. Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

Classification of Properties

The Trust is required to make subjective assessments as to whether a property should be classified as "Held for Sale" under the provisions of SFAS 144. SFAS 144 contains certain criteria that must be met in order for a property to be classified as held for sale, including: management commits to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer has been initiated; the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Management believes that a property should not be classified as "Held for Sale" until a contract for the sale of a property has been executed, all inspection periods have passed and any earnest deposit becomes non-refundable and the only pending item to complete the sale is the passage of time. Until this point, management believes that there may be actions required to complete the plan that may result in changes to or termination of the plan, and therefore the property should not be classified as "Held for Sale" under SFAS 144.

Impairment of Investment Property Values

The Trust is required to make subjective assessments as to whether there are impairments in the value of its investment properties. Management's estimates of impairment in the value of investment properties have a direct impact on the Trust's net income.

The Trust follows the provisions of SFAS No. 144. The Trust assesses the carrying value of its long-lived asset whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Certain factors that may occur and indicate that an impairment may exist include, but are not limited to: significant underperformance relative to projected future operating results; significant changes in the manner of the use of the asset; and significant adverse industry or market economic trends. If an indicator of possible impairment exists, a property is evaluated for impairment by a comparison of the carrying amount of a property to the estimated undiscounted future cash flows expected to be generated by the property. If the carrying amount of a property exceeds its estimated future cash flows on an undiscounted basis, an impairment charge is recognized by the amount by which the carrying amount of the property exceeds the fair value of the property.
Management estimates fair value of its properties based on projected undiscounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Trust.

                             MAXUS REALTY TRUST, INC.

                        Consolidated Financial Statements

                           December 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

KPMG LLP
1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106


                          Independent Auditors' Report



To the Shareholders of
   Maxus Realty Trust, Inc.:


We have audited the accompanying consolidated balance sheets of Maxus Realty Trust, Inc. (the Trust) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
Kansas City, Missouri
February 6, 2004

                            MAXUS REALTY TRUST, INC.

                           Consolidated Balance Sheets

                           December 31, 2003 and 2002


                                 Assets                                         2003              2002
                                                                           -------------      ------------
Investment property (note 2):
     Land                                                              $      2,174,000        2,174,000
     Buildings and improvements                                              30,891,000       30,698,000
     Personal property                                                        1,981,000        1,795,000
                                                                           -------------      -----------
                                                                             35,046,000       34,667,000

     Less accumulated depreciation                                           (5,601,000)      (4,269,000)
                                                                           -------------      -----------

              Total investment property, net                                 29,445,000       30,398,000

Cash                                                                            863,000           85,000
Escrows and reserves                                                            830,000          885,000
Accounts receivable (note 1)                                                    388,000          388,000
Prepaid expenses and other assets                                               158,000          224,000
Deferred expenses, less accumulated amortization                                423,000          525,000
                                                                           -------------      -----------
              Total assets from continuing operations                        32,107,000       32,505,000

Assets of property held for sale                                                    ---        4,978,000
                                                                           -------------      -----------
              Total assets                                             $     32,107,000       37,483,000
                                                                           =============      ===========

                  Liabilities and Shareholders' Equity

Liabilities:
     Mortgage notes payable (note 2)                                   $     21,012,000       23,510,000
     Accounts payable, prepaid rent and accrued expenses (note 5)               574,000          530,000
     Real estate taxes payable                                                  197,000          222,000
     Refundable tenant deposits                                                 130,000          160,000
                                                                           -------------      -----------
              Total liabilities from continuing operations                   21,913,000       24,422,000

Liabilities of property held for sale                                               ---        1,556,000
                                                                           -------------      -----------

              Total liabilities                                              21,913,000       25,978,000
                                                                           -------------      -----------
Shareholders' equity:
     Common stock, $1 par value; Authorized 5,000,000 shares,
        issued and outstanding 1,242,000 and 1,230,000 shares
        in 2003 and 2002, respectively                                        1,242,000        1,230,000
     Additional paid-in capital                                              17,309,000       17,194,000
     Distributions in excess of accumulated earnings                         (8,357,000)      (6,919,000)
                                                                           -------------      -----------
              Total shareholders' equity                                     10,194,000       11,505,000
                                                                           -------------      -----------

                                                                       $     32,107,000       37,483,000
                                                                           =============      ===========


See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.

                      Consolidated Statements of Operations

                     Years ended December 31, 2003 and 2002

                                                                                2003              2002
                                                                           -------------     ------------

Revenues:
     Rental (note 3)                                                   $      5,385,000        5,528,000
     Other                                                                      605,000          495,000
                                                                           -------------     ------------
              Total revenues                                                  5,990,000        6,023,000
                                                                           -------------     ------------
Expenses:
     Depreciation and amortization                                            1,406,000        1,406,000
     Repairs and maintenance, including common area maintenance                 676,000          768,000
     Real estate taxes                                                          420,000          423,000
     General and administrative                                                 339,000          295,000
     Utilities                                                                  362,000          335,000
     Property management fees - related parties (note 5)                        283,000          281,000
     Other operating expenses                                                 1,083,000          932,000
                                                                           -------------     ------------
              Total operating expenses                                        4,569,000        4,440,000
                                                                           -------------     ------------
              Net operating income                                            1,421,000        1,583,000
                                                                           -------------     ------------
              Interest:
                 Interest income                                                (24,000)          (9,000)
                 Interest expense                                             1,639,000        1,605,000
                                                                           -------------     ------------
              Loss from continuing operations                                  (194,000)         (13,000)

              Income (loss) from discontinued operations
                 including loss on disposal of $26,000 in 2003                   (9,000)         208,000
                                                                           -------------     ------------
              Net income (loss)                                        $       (203,000)         195,000
                                                                           =============     ============
Per share data (basic and diluted):
     Loss from continuing operations                                   $          (0.16)           (0.01)
     Income (loss) from discontinued operations                                   (0.01)            0.17
                                                                           -------------     ------------
              Total                                                    $          (0.17)            0.16
                                                                           =============     ============
Distributions:
     Paid in current year:
        Taxable to shareholders                                        $            ---             0.27
        Return of capital                                                          1.00             0.73
                                                                           -------------     ------------
              Total paid in current year                               $           1.00             1.00
                                                                           =============     ============
Weighted average shares outstanding                                           1,235,000        1,224,000
                                                                           =============     ============

See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.

                 Consolidated Statements of Shareholders' Equity

                     Years ended December 31, 2003 and 2002



                                    Common stock                                   Distributions
                              ------------------------          Additional          in excess of        Total
                               Number                            paid-in            accumulated      shareholders'
                              of shares         Amount           capital              earnings          equity
                              ---------       ---------         ----------          -----------       ----------
Balance, December 31, 2001    1,220,000    $  1,220,000         17,087,000          (5,891,000)       12,416,000

Common stock issued              10,000          10,000            107,000                 ---           117,000

Distributions paid
    ($1.00 per share)               ---             ---                ---          (1,223,000)       (1,223,000)

Net income                          ---             ---                ---             195,000           195,000
                              ---------       ---------         ----------          ----------        ----------
Balance, December 31, 2002    1,230,000       1,230,000         17,194,000          (6,919,000)       11,505,000

Common stock issued              12,000          12,000            115,000                 ---           127,000

Distributions paid
    ($1.00 per share)               ---             ---                ---          (1,235,000)       (1,235,000)

Net loss                            ---             ---                ---            (203,000)         (203,000)
                              ---------       ---------         ----------          ----------        ----------
Balance, December 31, 2003    1,242,000     $ 1,242,000         17,309,000          (8,357,000)       10,194,000
                              =========       =========         ==========          ==========        ==========


See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 2003 and 2002


                                                                                            2003          2002
                                                                                       -------------  -----------
Cash flows from operating activities:
     Net income (loss)                                                            $       (203,000)      195,000
     Adjustments to reconcile net income to net cash provided by operating activities:
           (Income) loss from discontinued operations                                        9,000      (208,000)
           Depreciation and amortization                                                 1,406,000     1,406,000
           Changes in accounts affecting operations:
               Accounts receivable                                                             ---       (25,000)
               Prepaid expenses and other assets                                            94,000        24,000
               Escrows and reserves                                                         55,000      (250,000)
               Deferred expenses                                                               ---        (8,000)
               Accounts payable and other liabilities                                      (11,000)      (16,000)
                                                                                       -------------  -----------
                 Net cash provided by operating activities of continuing operations      1,350,000     1,118,000
                 Net cash provided by operating activities of discontinued operations       11,000       537,000
                                                                                       -------------  -----------
                 Net cash provided by operating activities                               1,361,000     1,655,000

Cash flows from investing activities:
     Capital expenditures                                                                 (379,000)     (525,000)
                                                                                       -------------  -----------
                 Net cash used in investing activities of continuing operations           (379,000)     (525,000)

                 Net cash provided by (used in) investing activities
                    of discontinued operations                                           4,787,000      (100,000)
                                                                                       -------------  -----------
                 Net cash provided by (used in) investing activities                     4,408,000      (625,000)
                                                                                       -------------  -----------
Cash flows from financing activities:
     Distributions paid to shareholders                                                 (1,235,000)   (1,223,000)
     Principal payments on mortgage notes payable                                       (2,498,000)     (274,000)
     Issuance of common stock                                                              127,000       117,000
                                                                                       -------------  -----------
                 Net cash used in financing activities of continuing operations         (3,606,000)   (1,380,000)

                 Net cash provided by (used in) financing activities of
                    discontinued operations                                             (1,385,000)      235,000
                                                                                       -------------  -----------
                 Net cash used in financing activities                                  (4,991,000)   (1,145,000)
                                                                                       -------------  -----------
                 Net increase (decrease) in cash                                           778,000      (115,000)

Cash, beginning of year                                                                     85,000       200,000
                                                                                       -------------  -----------
Cash, end of year                                                                 $        863,000        85,000
                                                                                       =============  ===========
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                                       $      1,611,000     1,668,000


See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



(1) Summary of Significant Accounting Policies

    (a)    Description of Business

           Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, invests in income-producing real properties. At December 31, 2003, the Trust's portfolio is comprised of the following properties:

                                                                                                                Percentage of rental
                                                                                                                      revenues
                                                                                                    Date         -------------------
                  Name                                    Type                  Location          acquired         2003       2002
           ---------------------------------  ------------------------------   -----------       ------------    --------   --------
           Applied Communications, Inc.       Single tenant office building    Omaha, NE         January 1986        17  %      17 %
              Office Building (ACI Building)

           Forest Park Apartments,            110 unit apartment complex       Kansas City, MO   August 2000         12         12
              formerly known as North Winn
              Apartments (Forest Park)

           King's Court Apartments            82 unit apartment complex        Olathe, KS        August 2001         11         11
              (King's Court)

           Chalet Apartments (Chalet)         234 unit apartment complex       Topeka, KS        September 2001      24         22

           The Landings Apartments            154 unit apartment complex       Little Rock,AR    September 2001      16         17
              (The Landings)

           Barrington Hills Apartments        232 unit apartment complex       Little Rock, AR   November 2001       20         21
              (Barrington Hills)                                                                                 --------   --------
                                                                                                                    100 %      100 %
                                                                                                                 ========   ========

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

           The Trust has reclassified its consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows for the years ended December 31, 2003 and 2002 to reflect the Atrium Building (Atrium) as a discontinued operation. The Atrium was classified as held for sale on May 14, 2003 and was sold on May 29, 2003 for cash of $5,117,000. This reclassification has no impact on the Trust's net income or net income per share. This property was previously included in the commercial segment.






                                      F-6                            (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

              Condensed  financial information for the Atrium prior to the sale,
              presented  as   discontinued   operations  in   the   accompanying
              consolidated statements of operations is set forth below:

                                                                                           Years ended December 31,
                                                                                   -------------------------------------
                                                                                         2003                    2002
                                                                                   --------------         --------------

              Total revenue                                                     $         477,000              1,266,000
                                                                                   --------------         --------------
              Depreciation and amortization                                               117,000                313,000
              Repairs and maintenance, including
                 common area maintenance                                                  121,000                246,000
              Real estate taxes                                                            92,000                222,000
              Property management fees                                                     18,000                 46,000
              Utilities                                                                    56,000                115,000
              Other                                                                        32,000                 54,000
                                                                                   --------------         --------------
                              Total expenses                                              436,000                996,000
                                                                                   --------------         --------------
                              Net operating income                                         41,000                270,000

                              Interest expense                                             24,000                 62,000
                                                                                   --------------         --------------
              Net income before loss on sale                                               17,000                208,000
              Loss on sale                                                                (26,000)                   ---
                                                                                   --------------         --------------
              Net income (loss)                                                 $          (9,000)               208,000
                                                                                   ==============         ==============
              Net income (loss) per share                                       $           (0.01)                  0.17
                                                                                   ==============         ==============

              The assets and liabilities held for sale consist primarily of investment property and related indebtedness, which was repaid with the proceeds of the sale.

              Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 40 years on a straight-line basis. Tenant improvements are depreciated over the term of the lease on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 15 years using the straight-line method.

              Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

       (c)    Deferred Expenses

              Deferred expenses consist of lease fees and financing costs which are amortized over the terms of the respective lease or note.

       (d)    Revenues

              Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. The recognition of scheduled rent increases on a straight-line basis results in recognition of a receivable. Such receivable was $388,000 and $416,000 at December 31, 2003 and 2002, respectively.

                                         F-7                         (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



              Included in other revenues are nonrental income items such as application fees and late fees. Other revenues also include amounts received from tenants under provisions of lease agreements which require the tenants to pay additional rent equal to specified portions of certain expenses such as real estate taxes, insurance, utilities, and common area maintenance. The income is recorded in the same period that the related expense is incurred.

       (e)    Taxes

              The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision  for  income  taxes  is  reflected  in  the consolidated financial statements. The Trust has federal net operating loss carryforwards of approximately $1,615,000 and $1,370,000 at December 31, 2003 and 2002, respectively, for tax purposes which expire in various amounts from 2004 through 2019.

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

       (h)    Reclassifications

              Certain 2002 amounts have been reclassified to conform with the current year presentation.






                                        F-8                          (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



(2)    Mortgage Notes Payable

       Mortgage notes payable consist of the following:

                                                                                          2003                2002
                                                                                       ----------          ----------
       ACI Building mortgage note, monthly principal and
         interest payments of $34,000, with interest fixed at
          8.63%, maturing on August 1, 2010                                     $       4,168,000          4,203,000
       Forest Park mortgage note, monthly principal and
          interest payments of $11,000, with a variable interest
          rate of LIBOR plus 1.32% (4.91% at December 31, 2003),
          maturing September 1, 2007                                                    1,895,000          1,927,000
       King's Court multifamily housing revenue refunding bonds,
          monthly interest only payments of $10,000 through
          July 1, 2006, monthly principal and interest payments
          of $15,000 thereafter, with interest fixed at 5.69%,
          maturing on November 1, 2026                                                        ---          2,209,000
       Chalet mortgage notes, monthly principal and interest
          payments of $37,000, with interest fixed at 6.535% and
          6.59%, maturing October 1, 2008                                               5,490,000          5,567,000
       The Landings mortgage note, monthly principal and
          interest payments of $28,000, with interest fixed at
          7.66%, maturing on September 1, 2007                                          3,724,000          3,778,000
       Barrington Hills mortgage note, monthly principal and
          interest payments of $37,000, with interest fixed at
          6.035% through 2009, maturing on July 1, 2029                                 5,735,000          5,826,000
                                                                                      -----------        -----------
                                                                                $      21,012,000         23,510,000
                                                                                      ===========        ===========

       The ACI Building mortgage note, secured by the ACI Building, requires the Trust to establish a property reserve account, and deposit $3,000 per month for tenant improvements and leasing commissions and $2,000 each month for the costs of capital improvements.

       The Forest Park mortgage note, secured by Forest Park, assignment of rents, and a security agreement, required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date.

       The Chalet, Landings and Barrington mortgage notes, secured by the respective properties, require capital improvement reserves.

       The King's Court multifamily housing revenue bonds were repaid on October 17, 2003.




                                      F-9                            (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


       The following is a summary of scheduled debt maturities:

                                                                                  Amount
                                                                                ----------
                              Year:
                                  2004                                      $      324,000
                                  2005                                             339,000
                                  2006                                             362,000
                                  2007                                           5,597,000
                                  2008                                           5,264,000
                                  Thereafter                                     9,126,000
                                                                                ----------
                                              Total                         $   21,012,000
                                                                                ==========

(3)    Rental Revenues Under Operating Leases

       Minimum future rental revenues under noncancelable operating leases in effect as of December 31, 2003 are as follows:

                                                                                  Amount
                                                                                ----------
                              Year:
                                  2004        $                                    963,000
                                  2005                                             992,000
                                  2006                                           1,022,000
                                  2007                                           1,052,000
                                  2008                                             723,000
                                                                                ----------
                                              Total                         $    4,752,000
                                                                               ===========

       In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in other revenues approximated $36,000 and $56,000 for the years ended December 31, 2003 and 2002, respectively.

(4)    Major Tenants

       A substantial amount of the Trust's revenue was derived from one major tenant, Applied Communications, Inc., whose rentals amounted to 17% of consolidated rental revenues in 2003 and 2002. This tenant's lease expires in 2008. No other tenants' rentals exceeded 10% of consolidated rental revenues in 2003 or 2002.

(5)    Related Party Transactions

       Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust's properties. The Trust paid Maxus Properties, Inc. property management fees (including fees related to discontinued operations) of $301,000 and $327,000 for the years ended December 31, 2003 and 2002, respectively. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties' operations, ranging from 3.6% to 5%. No amounts in accounts payable, prepaid rent or accrued expenses were payable to Maxus Properties, Inc. at December 31, 2003 and 2002.

                                    F-10                             (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

       Certain Maxus Properties, Inc. employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $709,000 and $663,000 of payroll costs in 2003 and 2002, respectively, that have been reimbursed to Maxus Properties, Inc.

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

       The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 2003 and 2002 are summarized as follows:


                                                          2003                             2002
                                              -------------------------------   ------------------------------
                                                Carrying        Estimated        Carrying        Estimated
                                                 amount         fair value        amount         fair value
                                              -----------      ------------     -----------      -----------

       Fixed rate notes                      $ 19,117,000       20,569,000      21,583,000       22,992,000
       Floating rate note                       1,895,000        1,895,000       1,927,000        1,927,000



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






                                       F-11                          (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002


(7)    Segment Reporting

       The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers. The Trust has two reportable operating segments - apartments and commercial buildings. The Trust's management evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, unusual and extraordinary items, and interest. The accounting policies of the segments are the same as those described in note 1.

                                                                          Commercial          Corporate
                                                       Apartments          buildings          and other          Total
                                                      ------------       ------------       ------------     ------------
       2003:
           Total revenues                        $      5,036,000            954,000               ---         5,990,000
           Net income (loss) from
               continuing operations                      (73,000)           198,000          (319,000)         (194,000)
           Capital expenditures                           379,000                ---               ---           379,000
           Depreciation and amortization                1,164,000            242,000               ---         1,406,000
           Interest expense                             1,273,000            366,000               ---         1,639,000
           Assets from continuing operations           26,245,000          5,023,000           839,000        32,107,000

       2002:
           Total revenues                        $      5,072,000            951,000               ---         6,023,000
           Net income (loss) from
               continuing operations                      119,000            163,000          (295,000)          (13,000)
           Capital expenditures                           525,000                ---               ---           525,000
           Depreciation and amortization                1,163,000            243,000               ---         1,406,000
           Interest expense                             1,236,000            369,000               ---         1,605,000
           Assets from continuing operations           27,098,000          5,236,000           171,000        32,505,000


       Corporate assets consist primarily of cash balances, and corporate net losses result primarily from general and administrative expenses. The 2002 amounts set forth above have been reclassified to exclude the net assets and results of discontinued operations.







                                           F-12                      (Continued)

                            MAXUS REALTY TRUST, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



(8)    Supplementary Quarterly Data (Unaudited)

                                                                March 31        June 30       September 30     December 31
                                                             ------------    ------------     ------------     ------------
       2003:
          Total revenues                               $       1,523,000       1,516,000        1,469,000       1,482,000
          Income (loss) from continuing operations                   ---         (35,000)        (119,000)        (40,000)
          Income (loss) from discontinued operations              33,000         (35,000)          (7,000)            ---
                                                             ------------    ------------     ------------    ------------
             Total income (loss)                       $          33,000          70,000         (126,000)        (40,000)
                                                             ============    ============     ============    ============

          Income (loss) per share from
             continuing operations                     $             ---           (0.03)           (0.09)          (0.04)
          Income (loss) per share from
             discontinued operations                                0.03           (0.03)           (0.01)            ---
                                                             ------------    ------------     ------------    ------------
                      Total income (loss) per share    $            0.03           (0.06)           (0.10)          (0.04)
                                                             ============    ============     ============    ============

       2002:
          Total revenues                               $       1,534,000       1,460,000        1,512,000       1,517,000
          Income (loss) from continuing operations                60,000         (75,000)          (1,000)          3,000
          Income from discontinued operations                     45,000          85,000           58,000          20,000
                                                             ------------    ------------     ------------    ------------
             Total income                              $         105,000          10,000           57,000          23,000
                                                             ============    ============     ============    ============

          Income (loss) per share from
             continuing operations                     $            0.05           (0.06)             ---             ---
          Income per share from
             discontinued operations                                0.03            0.07             0.05            0.02
                                                             ------------    ------------     ------------    ------------
                      Total income per share           $            0.08            0.01             0.05            0.02
                                                             ============    ============     ============    ============

       Total revenues for the quarters ended March 31, 2003 and 2002 as set forth above are $291,000 and $314,000, respectively, less than such amounts as previously presented in the Trust's Form 10-QSB for the quarter ended March 31, 2003 because of the reclassification of discontinued operations in May 2003, as described in note 1(b).

TRUSTEES AND OFFICERS

Board of Trustees:

Danley K. Sheldon........ President and Chief Executive Officer of Maxus Realty
                          Trust, Inc.

Christopher Garlich...... Executive Vice President and member of Bancorp
                          Services, L.L.C.

W. Robert Kohorst........ President of Everest Properties II, L.L.C.

Monte McDowell........... President, Chief Executive Officer and principal shareholder of McDowell Pharmaceutical, L.L.C.

Steve Rosenberg.......... Acting Manager of Aspen Mortgage, Inc. and Aspen
                          Pacific, Inc.

Jose Evans............... President, Assured Quality Title Company




Officers:

Danley K. Sheldon........ President and Chief Executive Officer

John W. Alvey............ Vice President and Chief Financial & Accounting
                          Officer

Christine A. Robinson.... Secretary

Amy Kennedy.............. Treasurer

                             SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
www.amstock.com

Legal Counsel:

Lathrop & Gage L.C.
Kansas City, Missouri

Independent Accountants:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Dee Ann Klusman, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. First Amended Optional Stock Dividend Plan and Enrollment Card.

                              INVESTMENT PROPERTIES

APPLIED COMMUNICATIONS, INC. BUILDING      BARRINGTON HILLS APARTMENTS
OMAHA, NEBRASKA                            LITTLE ROCK, ARKANSAS

CHALET I & II APARTMENTS                   FOREST PARK APARTMENTS
TOPEKA, KANSAS                             KANSAS CITY, MISSOURI

KING'S COURT APARTMENTS                    THE LANDINGS AT ROCK CREEK APARTMENTS
OLATHE, KANSAS                             LITTLE ROCK, ARKANSAS




                               MAXUS REALTY TRUST
                                 104 ARMOUR ROAD
                        NORTH KANSAS CITY, MISSOURI 64116