Form 10KSB/A, Exhibit 13
period 2004-12-31
MAXUS REALTY TRUST INC
filed 2005-03-09
CIK 748580

2004 ANNUAL REPORT

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

Report of Independent Registered Accounting Firm                             F-1

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

Trustees and Officers                                          Inside Back Cover

Shareholder Information                                        Inside Back Cover


FINANCIAL HIGHLIGHTS
                                                                         YEAR ENDED DECEMBER 31,
FOR THE YEAR:                                                     2004                             2003
Rental and other income (2)                                    $5,980,000                       $5,036,000
Loss from continuing operations                                  (795,000)                        (391,000)
Loss from continuing operations per share                            (.62)                            (.32)
Funds from operations (1)                                       1,149,000                        1,255,000

Distributions declared                                          1,267,000                        1,235,000
Distributions per share                                              1.00                             1.00
          Paid in current year:
               Taxable to shareholders                               1.00                              ---
               Return of capital                                      ---                             1.00

AT YEAR END:
Total assets of continuing operations (2)                     $45,399,000                      $27,084,000
Total assets                                                   45,403,000                       32,107,000
Investment property - net (2)                                  35,519,000                       25,247,000
Borrowings (2)                                                 31,957,000                       21,012,000
Shareholders' equity                                           11,053,000                       10,194,000
Number of shares outstanding                                    1,294,000                        1,242,000


(1) Represents net income as defined by generally accepted accounting principles ("GAAP"), adjusted for property related depreciation and amortization, the loss on sale of The Atrium at Alpha Business Center in 2003 and the gain on sale of The ACI Building in 2004. Funds from operations ("FFO") does not represent cash flows from operations as defined by GAAP. See page 7 for a reconciliation of FFO to GAAP net income.

(2) Excludes The Atrium at Alpha Business Center and The ACI Building, which were sold in May 2003 and August 2004, respectively, and are presented as discontinued operations.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center ("The Atrium"), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building ("ACI Building" or "ACI"), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center ("Franklin Park"), a warehouse and distribution facility in suburban Chicago, Illinois. In 2001, Franklin Park was sold. In May 2003, The Atrium was sold. In August 2004 ACI was sold. In 2000, the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) ("Forest Park"), a 110-unit multi-family apartment complex in Kansas City, Missouri. In 2001, the Trust acquired the following properties: King's Court Apartments an 82-unit multi-family apartment complex in Olathe, Kansas, The Landings at Rock Creek Apartments ("The Landings"), a 154-unit multi-family apartment complex in Little Rock, Arkansas, Chalet I and Chalet II Apartments ("Chalet"), a two-phase, 234-unit multi-family apartment complex in Topeka, Kansas, and Barrington Hills Apartments ("Barrington Hills"), a 232-unit multi-family apartment complex in Little Rock, Arkansas. In May 2004, the Trust acquired the Terrace Apartments, an 84-unit multi-family apartment complex in Olathe, Kansas. Terrace Apartments and King's Court Apartments are operated as one entity (King's Court/Terrace). In September 2004 the Trust acquired Arbor Gate Apartments ("Arbor Gate") and Waverly Apartments ("Waverly"), a 120-unit multi-family apartment complex in Picayune, Mississippi, and a 128-unit multifamily apartment complex in Bay Saint Louis, Mississippi, respectively. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2004 and 2003 were as follows:


2004                                                    HIGH               LOW
         First Quarter                                $ 12.82           $ 10.06
         Second Quarter                               $ 13.30           $ 10.00
         Third Quarter                                $ 15.46           $ 11.00
         Fourth Quarter                               $ 17.00           $ 12.20

2003
         First Quarter                                $ 10.00           $  7.95
         Second Quarter                               $ 12.13           $  9.25
         Third Quarter                                $ 14.62           $ 10.65
         Fourth Quarter                               $ 12.23           $ 10.16


As of March 1, 2005, there were 398 shareholders of record.

NASDAQ

The Trust's common stock is listed on The Nasdaq National Market. In 2004, approximately 11,000 shares were issued pursuant to the Trust's optional stock dividend plan, which generated $142,000 in cash for the Trust. In 2004 the Trust issued 42,000 shares of common stock by means of a private placement, which generated $500,000 in cash for the Trust. These shares were not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

DIVIDENDS

The Trust intends, subject to continued performance and availability of sufficient funds, to declare a $.25 per share distribution each quarter. A $.25 per share distribution was paid on March 22, June 21, September 21, and December 21, 2004, and on March 21, June 20, September 22, and December 22, 2003. Of the $1.00 total distributions per share paid in 2004, $.89 was classified as long term capital gain and $.11 was classified as ordinary income. The $1.00 total distributions per share paid in 2003 were classified as return of capital. A $.25 per share distribution was declared on February 9, 2005, which is anticipated to be paid on March 21, 2005.

March 4, 2005

To Our Shareholders:

During 2004, we continued to reposition the Trust into multi-family housing by completing the sale of the Trust's final commercial property, the ACI Building, in August 2004. We were able to acquire three multi-family apartment properties in 2004.

The Trust sustained a distribution of $.25 per share each quarter in 2004, and the Trust recently announced its dividend payable March 21, 2005 at the same rate.

Our price per share in 2004 rose during the second and third quarter due, in part, to the purchase by one shareholder of approximately 7.6% of the outstanding shares. As our shares are thinly traded, activity such as this can have a dramatic impact on the share price that may not be sustainable.

In 2005, the Trust intends to continue its efforts to identify investment opportunities in the apartment segment that are accretive to our business. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholders' investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson
--------------------
David L. Johnson
Chairman

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Trust previously operated rental real estate in two key segments, apartments and commercial. The Trust currently operates seven apartment communities. The last commercial building was sold in August 2004. Cash is primarily generated by renting apartment units to tenants, or securing loans with the Trust's assets. Cash is used primarily to pay operating expenses (repairs and maintenance, payroll, utilities, taxes, and insurance), make capital expenditures for property improvements, repay principal and interest on outstanding loans or to pay cash distributions to shareholders. The key performance indicators for revenues are occupancy rates and rental rates. Revenues are also impacted by concessions (discounts) offered as rental incentives. The key performance indicator for operating expenses is total operating expense per apartment unit. A significant change in the turnover rate of rental units can also cause a significant change in operating expenses. Management also evaluates total taxes, utilities and insurance rates for each property.

General economic trends that management evaluates include construction of apartment units (supply), unemployment rates, job growth, and interest rates (demand). The apartment industry is sensitive to extremely low interest rates, which tend to increase home ownership and decrease apartment occupancy rates. The apartment industry is also sensitive to increased unemployment rates, which tend to cause possible renters to double up in a unit or share a non-rental dwelling with relatives or acquaintances. New construction in an area with low occupancy rates can cause a further decline in occupancy or rental rates.

Economic trends appear to indicate that interest rates have bottomed out. It also appears that unemployment rates are beginning to decline, with job growth beginning to rise. If these trends are correct and if the trends continue, the Trust believes it should be able to begin reducing concessions, raising rental rates and increasing occupancy, which should improve revenues. In such case, the Trust also believes variable operating expenses will also tend to increase, but fixed expense coverage would improve.

UPREIT Structure

The Trust is now structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership ("MOLP"), to which the Trust contributed all of its assets, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. The Trust now conducts and intends to continue to conduct all of its activities through MOLP. Maxus Realty GP, Inc., a Delaware corporation that is wholly owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. The Trust anticipates that the UPREIT structure will enable it to make additional acquisitions of properties from tax-motivated sellers. As an UPREIT, the Trust believes that MOLP will be able to issue limited partnership operating units to tax-motivated sellers who contribute properties to MOLP, thereby enabling those sellers to realize certain tax benefits that would be unavailable to them if the Trust purchased those properties directly for cash or common stock. As of December 31, 2004, minority holders of MOLP own 11,455 limited partnership operating units, or approximately ..91% of the partnership interest in MOLP.

Each of the apartment complexes are owned by single member limited liability companies that are directly owned by MOLP. Maxus Properties, Inc. provides property management services for each of the Trust's real properties.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of December 31, 2004 was $3,860,000, an increase of $2,999,000 from the balance of $861,000 at December 31, 2003. Cash of $1,664,000 was held at a qualified intermediary on December 31, 2004. These funds represent the net proceeds from the sale of ACI, reduced by the net disbursement for the purchase of Arbor Gate and Waverly in an IRS Section 1031 exchange. The funds were invested in an interest bearing account held by the Trust in January 2005.

Escrows and reserves held by various lenders were $1,028,000 and $598,000 at December 31, 2004 and December 31, 2003, respectively, and are not readily available for current disbursement. An additional escrow amount of $97,000 represents a deposit made for the purchase of Carrington Apartments as described in Note 4 to the Consolidated Financial Statements incorporated by reference to the Trust's Annual Report.

Net cash provided by operating activities decreased $330,000 to $1,031,000 for the year ended December 31, 2004 primarily attributable to an increase of $504,000 of escrows and reserves funded in 2004 compared to 2003.

Net cash used in investing activities of continuing operations was $10,261,000 comprised primarily of $9,587,000 to purchase Arbor Gate and Waverly, $193,000 for the net cash outlay for the merger of Terrace Apartments and $384,000 for capital expenditures. The largest capital expenditures included $204,000 for capital replacements at all properties combined, along with approximately $39,000 for roofs, siding and guttering at Kings Court, and $30,000 for decks at Chalet. Net cash provided by investing activities of discontinued operations in 2004 represents net sale proceeds of ACI. In 2003, the $4,787,000 primarily represents sale proceeds of the Atrium.

Net cash provided by financing activities of continuing operations was $8,461,000. Cash of $2,250,000 (net of $100,000 of financing costs) was provided by the financing of Kings Court, which previously was not financed. Cash of $7,244,000 (net of $86,000 financing costs) was provided by the financing of Arbor Gate and Waverly. Distributions were paid totaling $1,276,000 and cash was provided by issuance of common stock for $642,000.

Management believes the Trust's current cash position and the properties' ability to generate operating and financing cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2005. Projected capital expenditures of approximately $438,000, are currently planned 2005, primarily for painting, roofs, and HVAC projects, with the majority of the expenditures expected to be reimbursed from reserves held by lenders. Capital replacements of approximately $245,000 are expected to be reimbursed from reserves held by lenders. Except for the items mentioned, management does not anticipate any material capital expenditures at any one property in 2005. However, the Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

On August 25, 2004, ACI Financing, L.L.C., a subsidiary of the Trust ("ACI Financing"), sold the ACI Building. Net cash proceeds were approximately $3,791,000. This contract is described in more detail in note 4 and note 8 to the Consolidated Financial Statements incorporated by reference to the Trust's Annual Report. On September 1, 2004, subsidiaries of the Trust purchased Arbor Gate and Waverly for a purchase price of $9,400,000 using approximately $2,156,000 of the sale proceeds from ACI in a 1031 exchange. The remainder of cash for the purchase was provided by additional working capital of the Trust. Management intends to evaluate uses for the remaining net sale proceeds from ACI (approximately $1,664,000) including investing in additional income-producing real estate properties, working capital purposes and dividends to shareholders.

At this time, management does not believe the risk of changes in operations adversely impacting cash flow from operating activities in the foreseeable future is a material risk to the Trust's operations. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time.

Contractual Obligations and Commercial Commitments

The following table sets forth information regarding the Trust's contractual obligations. Management believes the Trust's current cash position and the properties' ability to provide operating cash flows should enable the Trust to fund anticipated payments on these obligations in 2005.

As of December 31, 2004


                                                     Payments Due by Period
                                    Less
Contractual                        than 1             1-3               4-5          After 5
Obligations                         year             years             years          years           Total
    Long-Term Debt               $  752,000        8,377,000         8,078,000     14,750,000      $31,957,000


Reference is also made to Note 3 of Notes to Consolidated Financial Statements incorporated by reference to the Trust's Annual Report for a description of mortgage indebtedness secured by the Trust's real property investments. Reference is made to Note 4 of Notes to Consolidated Financial Statements for a description of the wrap loan executed by the buyer of the ACI building.

Off-Balance Sheet Arrangements

The Trust does not have any "off-balance sheet arrangements" as defined in Item 303(c) of Regulations S-B promulgated under the Securities Exchange Act of 1934, as amended.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., ("Maxus"), manages the Trust's investment properties. The Trust paid Maxus management fees of $317,000 and $301,000 for the years ended December 31, 2004 and 2003. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties' operations, currently fees are calculated at 4.5% to 5%. The Trust believes the management fee is similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $891,000 and $709,000 of payroll costs for the years ended December 31, 2004 and 2003, respectively that have been or will be reimbursed to Maxus. Such amounts are included in repairs and maintenance and other operating expenses in the accompanying statements of operations.

David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the principal owner and President of DLJ Enterprises, Inc. ("DLJ"), the general partner of Terrace Acquisition, L.P., and is the primary equity owner of a limited partner of a partnership that owned approximately 18% of Terrace Acquisition, L.P. In connection with the merger of MOLP's wholly owned subsidiary and Terrace Acquisition, L.P., DLJ received 3,621 operating units of MOLP. DLJ also received a brokerage commission of $72,000 in connection with the closing of the merger transaction in the form of 6,000 MOLP limited partnership operating units. DLJ also received a brokerage commission of $70,500 in connection with the closing of the purchase of Arbor Gate and Waverly.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2004 and 2003 are detailed below.

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

Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust's liquidity, nor is it indicative of funds available to fund the Trust's cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Trust to incur and service debt and make capital expenditures. In the table below, revenue, expenses, net income and property related depreciation and amortization were determined in accordance with GAAP. The addition of property related depreciation and amortization to, and the elimination of the (gain) loss on sale from, net income results in Funds from Operations, which is not determined in accordance with GAAP.

                                                                      Year Ended
                                                            December 31,      December 31,
                                                                2004             2003

       Net income (loss)                                     1,493,000          (203,000)

       Property related depreciation
          and amortization (1)                               1,772,000         1,432,000
       (Gain) loss on sale                                  (2,116,000)           26,000
                                                            ----------        ----------
       Funds from operations                           $     1,149,000         1,255,000
                                                            ==========        ==========


(1) Depreciation and amortization of discontinued operations of $136,000 and $317,000, respectively is included in this amount.

Occupancy

                                                                       OCCUPANCY LEVELS AT DECEMBER 31,
                                                                   2004             2003              2002
                                                                   ----             ----              ----
         Arbor Gate                                                 86%              n/a               n/a
         Barrington Hills                                           91%              88%               99%
         Chalet                                                     96%              83%               96%
         Forest Park                                                91%              99%               98%
         King's Court/Terrace                                       91%              90%               95%
         The Landings                                               90%              95%               96%
         Waverly                                                    84%              n/a               n/a
         ACI Building                                               n/a             100%              100%
         The Atrium                                                 n/a              n/a               71%

(1) King's Court/Terrace occupancy for 2003 and 2002 reflects only King's Court. Terrace was acquired in April 2004.

Forest Park ended 2004 at 91% occupancy. The Northern Kansas City, Missouri market conditions continue to show concessions of one-month free rent and average occupancy in the mid 80% to mid 90% range. There are no new competitors in the market. King's Court/Terrace occupancy was 91% at December 31, 2004. Overall occupancy in the Olathe, Kansas market has declined slightly, with most competitors' average occupancy in the high 80% to low 90% range. Concessions continue to be common throughout the market with one to two months free rent and reduced deposits commonly offered. Occupancy rates in the Topeka, Kansas market averaged in the mid 80% range for 2004. Competitors in the market continue to offer concessions. Chalet, which is located in Topeka, ended the year at 96% occupied. The property did not offer concessions in the fourth quarter. The Landings and Barrington Hills are both located in Little Rock, Arkansas, where the market occupancy rates are currently in the low to mid 90% range. The Landings and Barrington Hills had occupancy of 90% and 91%, respectively on December 31, 2004. Concessions in the Little Rock area continue to be minimal. Arbor Gate and Waverly ended the year at 86% and 84% occupied, respectively. Arbor Gate is located in Picayune, Mississippi where market occupancy is 85%. Waverly is located in Bay Saint Louis, Mississippi where market occupancy is 85%.

Comparison of Consolidated Results

For the year ended December 31, 2004, the Trust's consolidated total revenues from continuing operations were $5,980,000 compared to $5,036,000 for the year ended December 31, 2003, representing an increase of $944,000 (18.7%). The increase in consolidated revenues relates primarily to the acquisition of Terrace, Arbor Gate and Waverly Apartments. The combined revenue for the year ended December 31, 2004 from Kings Court/Terrace increased by approximately $264,000 when compared to the same period in 2003. Arbor Gate provided $226,000 and Waverly provided $271,000 of additional revenue for the year ended December 31, 2004, representing four months of operations. Revenue also increased by $86,000 at Chalet, due to increased occupancy and decreased concessions. Revenue increased at Barrington by $44,000 primarily due to an increase in other income.

For the year ended December 31, 2004, the Trust's consolidated expenses from continuing operations were $5,483,000 compared to $4,179,000 for the year ended December 31, 2003. The increase in expense of $1,304,000 (31.2%) is due primarily to the properties acquired in 2004. The combined operating expenses at Kings Court/Terrace for the year ended December 31, 2004 increased by approximately $423,000 when compared to the same period in 2003. The acquisition of Arbor Gate and Waverly increased operating expenses by $244,000 and $329,000, respectively for the year ended December 31, 2004. An additional $63,000 increase in other operating expenses occurred primarily at King's Court ($25,000) and Chalet ($14,000) and was comprised of increases in administrative and office payroll and related costs. Of the $512,000 increase in depreciation expense, $425,000 is due to the merger of the Terrace Apartments and the purchase of Arbor Gate and Waverly. Included in this amount is amortization of $202,000 for the value of in place leases, as described in Note 7 to the Consolidated Financial Statements incorporated by reference to the Trust's Annual Report. The $138,000 increase in real estate taxes is primarily due to the properties acquired in 2004 ($77,000). The remainder is due to increased tax assessments at existing properties. Of the $102,000 increase in utilities, $89,000 is due to the properties acquired in 2004. Other operating expenses increased $325,000 primarily due to the properties acquired in 2004. General and administrative expense increased compared to the prior year primarily due to increased professional fees in conjunction with the formation of the UPREIT structure and costs related to the Terrace merger, the sale of ACI, and the purchase of Arbor Gate and Waverly. Interest expense increased $218,000 for the year ended December 31, 2004, primarily due to $172,000 of interest expense recorded on the ACI wrap loan. There is a corresponding increase of $172,000 in interest income on the wrap loan that offsets this expense. See Note 4 to the Consolidated Financial Statements for a discussion of the interest income and expense on this loan. The interest expense recorded on the ACI loan prior to the sale of ACI in 2004 and 2003 is included in discontinued operations in 2004 and 2003. The properties acquired in 2004 incurred interest expense of $172,000 offset by a decrease in interest expense of $48,000 because King's Court was not encumbered with debt for five months in 2004.

Comparison of Results of Discontinued Operations

For the year ended December 31, 2004, revenues for the Trust's discontinued operations decreased $803,000 (56.1%) and operating expenses decreased $553,000 (66.9%) as compared to 2003. This decrease is primarily due to the inclusion of the ACI building results for eight months in 2004 compared to twelve in 2003, and the inclusion of the Atrium results for four months in 2003 compared to none in 2004.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems a property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If a property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates. If future cash flows were to decline, it is possible that properties could become impaired. Lease expirations in 2005 are not expected to impair any investment properties.

MARKET RISK

The Trust has considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2004.

The Trust does not believe that it has any material exposure to interest rate risk. The debt on the ACI building is at a fixed rated of 8.63% and matures in 2010 (the lender is currently charging a default interest rate of 12.63% as described in Note 4); the debt on the Landings is at a fixed rate of 7.66% and matures in 2007; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035%, is repriced in 2009 and matures in 2029. The debt on Terrace is at a fixed rate of 6.87% and matures in 2009. The debt on Forest Park, King's Court/Terrace, Arbor Gate and Waverly is at variable rates and matures in 2007, 2009, 2011 and 2011, respectively. The current interest rate on Forest Park is 4.91%, King's Court/Terrace is 4.05%; Arbor Gate and Waverly are currently 4.06% and 4.05% respectively and are capped at 6.25%. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $116,000.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2004 or 2003.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes  "forward-looking  statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this section and located elsewhere in this Annual Report regarding the prospects of our industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of
forward-looking   terminology  such  as  "may,"  "will,"   "expect,"   "intend,"
"estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: (i) the ability to retain tenants, (ii) general economic, business, market and social conditions, (iii) trends in the real estate investment market, (iv) projected leasing and sales, (v) competition, (vi) inflation and (vii) future prospects for the Trust. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included herein are made only as of the date of this Annual Report, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

In connection with the sale of the ACI Building on August 25, 2004, a deferred liability was recorded in the amount of approximately $1,100,000, representing the Make Whole Premium described in Note 4. The Make Whole Premium is the greater of (i) 1% of the outstanding principal amount of the loan or (ii) a premium calculated by determining the present value of the payments to be made in accordance with the promissory note discounted at the yield on the applicable US Treasury Issue for the number of months remaining from the date of acceleration to the maturity date, which is approximately 68 months. The difference obtained by subtracting the current amount of the loan from the present value, calculated in this manner represents the current value of the make whole premium. The period-to-period change in the value of the Make Whole Premium is recorded in discontinued operations for the period in which the change occurs. Increases in the calculated amount of the Make Whole Premium are represented as decreases in income from discontinued operations and decreases in the calculated amount of the Make Whole Premium are represented as increases in income from discontinued operations. Due to the method of calculation of the value of the Make Whole Premium using the yield on the applicable U.S. Treasury note, the amount of the Make Whole Premium can fluctuate significantly from period to period. The calculation method is dictated by the ACI loan documents and management believes alternate calculations using different assumptions are inappropriate.

Investment Property Useful Lives

The Trust is required to make subjective assessments as to the useful lives of its properties for the purpose of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Trust's net income.

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

Real Estate Acquisitions

Upon acquisitions of real estate properties, management makes subjective estimates of the fair value of acquired tangible assets (consisting of land, land improvements, building, improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases, tenant relationships and assumed financing that is determined to be above or below market terms) in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Management utilizes methods similar to those used by independent appraisers in making these estimates. Based on these estimates, management allocates purchase price to the applicable assets and liabilities. These estimates have a direct impact on our net income.

[KPMG LOGO]











                            MAXUS REALTY TRUST, INC.

                        Consolidated Financial Statements

                           December 31, 2004 and 2003

             (With Report of Independent Registered Accounting Firm)

[KPMG LOGO]


                      KPMG LLP
                      Suite 1000
                      1000 Walnut Street
                      Kansas City, MO 64106-2162







                Report of Independent Registered Accounting Firm



To the Shareholders of
   Maxus Realty Trust, Inc.:


We have audited the accompanying consolidated balance sheets of Maxus Realty Trust, Inc. and subsidiaries (the Trust) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                  /s/ KPMG LLP

Kansas City, Missouri
February 4, 2005




          KPMG LLP, a U.S. limited liability partnership, is the U.S.
            member firm of KPMG International, a Swiss cooperative.

                            MAXUS REALTY TRUST, INC.
                           Consolidated Balance Sheets
                           December 31, 2004 and 2003



                                 Assets                                              2004             2003
                                                                                -------------    -------------
Investment property (note 2):
     Land                                                              $            1,355,000          946,000
     Buildings and improvements                                                    35,641,000       24,981,000
     Personal property                                                              2,606,000        1,981,000
                                                                                -------------    -------------
                                                                                   39,602,000       27,908,000

     Less accumulated depreciation                                                 (4,083,000)      (2,661,000)
                                                                                -------------    -------------

              Total investment property, net                                       35,519,000       25,247,000

Cash                                                                                3,860,000          861,000
Escrows and reserves                                                                1,125,000          598,000
Note receivable (note 4)                                                            4,133,000              ---
Accounts receivable                                                                     3,000            2,000
Prepaid expenses and other assets                                                     242,000          151,000
Intangible assets (net)                                                                94,000              ---
Deferred expenses, less accumulated amortization                                      423,000          225,000
                                                                                -------------    -------------
              Total assets of continuing operations                                45,399,000       27,084,000
Assets of discontinued operations - property held for sale                              4,000        5,023,000
                                                                                -------------    -------------
              Total assets                                             $           45,403,000       32,107,000
                                                                                =============    =============

                  Liabilities and Shareholders' Equity

Liabilities:
     Mortgage notes payable (note 3)                                   $           27,824,000       16,844,000
     Note payable (note 4)                                                          4,133,000        4,168,000
     Accounts payable, prepaid rent and accrued expenses (note 5)                     623,000          518,000
     Real estate taxes payable                                                        394,000          197,000
     Refundable tenant deposits                                                       177,000          130,000
     Other accrued liabilities (note 4)                                             1,047,000              ---
                                                                                -------------    -------------
              Total liabilities of continuing operations                           34,198,000       21,857,000
Liabilities of discontinued operations - property held for sale                           ---           56,000
                                                                                -------------    -------------
              Total liabilities                                                    34,198,000       21,913,000
                                                                                -------------    -------------

Minority interest                                                                     152,000              ---
Shareholders' equity:
     Common stock, $1 par value; Authorized 5,000,000 shares, issued and outstanding 1,294,000 and 1,242,000 shares
        in 2004 and 2003, respectively                                              1,294,000        1,242,000
     Additional paid-in capital                                                    17,899,000       17,309,000
     Distributions in excess of accumulated earnings                               (8,140,000)      (8,357,000)
                                                                                -------------    -------------
              Total shareholders' equity                                           11,053,000       10,194,000
                                                                                -------------    -------------
                                                                       $           45,403,000       32,107,000
                                                                                =============    =============

See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.
                      Consolidated Statements of Operations
                     Years ended December 31, 2004 and 2003

                                                                                     2004             2003
                                                                                -------------    -------------
Revenues:
     Rental                                                            $            5,220,000        4,449,000
     Other                                                                            760,000          587,000
                                                                                -------------    -------------

              Total revenues                                                        5,980,000        5,036,000
                                                                                -------------    -------------

Expenses:
     Depreciation and amortization                                                  1,675,000        1,163,000
     Repairs and maintenance, including common area maintenance                       819,000          676,000
     Real estate taxes                                                                448,000          310,000
     General and administrative                                                       380,000          339,000
     Utilities                                                                        464,000          362,000
     Property management fees - related parties (note 5)                              293,000          250,000
     Other operating expenses                                                       1,404,000        1,079,000
                                                                                -------------    -------------

              Total operating expenses                                              5,483,000        4,179,000
                                                                                -------------    -------------

              Net operating income                                                    497,000          857,000
                                                                                -------------    -------------

              Interest income                                                        (198,000)         (24,000)
              Interest expense                                                      1,490,000        1,272,000
                                                                                -------------    -------------

              Loss before minority interest and discontinued operations              (795,000)        (391,000)
              Less minority interest in continuing operations                          (6,000)             ---
                                                                                -------------    -------------
              Loss from continuing operations                                        (789,000)        (391,000)
                                                                                -------------    -------------
              Income from discontinued operations before minority interest including gain on sale of $2,116,000 in 2004 and
                 loss on disposal of $26,000 in 2003                                2,302,000          188,000
              Less minority interest in discontinued operations                        20,000              ---
                                                                                -------------    -------------
              Income from discontinued operations                                   2,282,000          188,000
                                                                                -------------    -------------
              Net income (loss)                                        $            1,493,000         (203,000)
                                                                                =============    =============
Per share data (basic and diluted):
     Loss from continuing operations                                   $                (0.62)           (0.32)
     Income from discontinued operations                                                 1.80             0.15
                                                                                -------------    -------------
              Total                                                    $                 1.18            (0.17)
                                                                                =============    =============

Distributions:
     Paid in current year:
        Taxable to shareholders                                        $                 1.00              ---
        Return of capital                                                                 ---             1.00
                                                                                -------------    -------------
              Total paid in current year                               $                 1.00             1.00
                                                                                =============    =============

Weighted average shares outstanding                                                 1,269,000        1,235,000
                                                                                =============    =============

See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.
                 Consolidated Statements of Shareholders' Equity
                     Years ended December 31, 2004 and 2003


                                      Common stock                                  Distributions
                              -------------------------         Additional          in excess of         Total
                               Number                            paid-in             accumulated      shareholders'
                               of shares       Amount            capital              earnings           equity
                              ----------     ----------         ----------           ----------        ----------


Balance, December 31, 2002    1,230,000    $  1,230,000         17,194,000           (6,919,000)       11,505,000

Common stock issued              12,000          12,000            115,000                  ---           127,000

Distributions paid
    ($1.00 per share)               ---             ---                ---           (1,235,000)       (1,235,000)

Net income                          ---             ---                ---             (203,000)         (203,000)
                             ----------      ----------         ----------           ----------        ----------

Balance, December 31, 2003    1,242,000       1,242,000         17,309,000           (8,357,000)       10,194,000

Common stock issued              52,000          52,000            590,000                  ---           642,000

Distributions paid
    ($1.00 per share)               ---             ---                ---           (1,276,000)       (1,276,000)

Net income                          ---             ---                ---            1,493,000         1,493,000
                             ----------      ----------         ----------           ----------        ----------

Balance, December 31, 2004    1,294,000    $  1,294,000         17,899,000           (8,140,000)       11,053,000
                             ==========      ==========         ==========           ==========        ==========


See accompanying notes to consolidated financial statements.

                            MAXUS REALTY TRUST, INC.
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 2004 and 2003

                                                                                           2004          2003
                                                                                        ----------    ----------
Cash flows from operating activities:
     Net income (loss)                                                            $      1,493,000      (203,000)
   Adjustments to reconcile net loss to net cash provided by
     operating activities of continuing operations:
           Income from discontinued operations                                          (2,302,000)     (188,000)
           Minority interest                                                                14,000           ---
           Depreciation and amortization                                                 1,675,000     1,163,000
           Changes in accounts affecting operations:
               Accounts receivable                                                          (1,000)          ---
               Prepaid expenses and other assets                                           (85,000)       94,000
               Escrows and reserves                                                       (421,000)       83,000
               Accounts payable and other liabilities                                      282,000        70,000
                                                                                        ----------    ----------
                 Net cash provided by operating activities of continuing operations        655,000     1,019,000
                 Net cash provided by operating activities of discontinued operations      376,000       342,000
                                                                                        ----------    ----------
                 Net cash provided by operating activities                               1,031,000     1,361,000

Cash flows from investing activities:
     Acquisition of Terrace Apartments                                                    (193,000)          ---
     Acquisition of Waverly and Arbor Gate Apartments                                   (9,587,000)          ---
     Escrow - Acquisition                                                                  (97,000)          ---
     Capital expenditures                                                                 (384,000)     (379,000)
                                                                                        ----------    ----------
                 Net cash used in investing activities of continuing operations        (10,261,000)     (379,000)
                 Net cash provided by investing activities of discontinued operations    3,791,000     4,787,000
                                                                                        ----------    ----------
                 Net cash provided by (used in) investing activities                    (6,470,000)    4,408,000

Cash flows from financing activities:
     Principal payments on mortgage notes payable                                         (350,000)   (2,463,000)
     Proceeds from mortgage notes payable                                                9,445,000           ---
     Issuance of common stock                                                              642,000       127,000
     Distributions paid to shareholders                                                 (1,276,000)   (1,235,000)
                                                                                         ---------     ---------
                 Net cash provided by (used in) financing activities
                    of continuing operations                                             8,461,000    (3,571,000)
                 Net cash used in financing activities
                    of discontinued operations                                             (23,000)   (1,420,000)
                                                                                        ----------    ----------
                 Net cash provided by (used in) financing activities                     8,438,000    (4,991,000)
                                                                                        ----------    ----------

                 Net increase in cash                                                    2,999,000       778,000

Cash, beginning of period                                                                  861,000        83,000
                                                                                        ----------    ----------
Cash, end of period                                                               $      3,860,000       861,000
                                                                                        ==========    ==========
Supplemental disclosure of cash flow information -
     cash paid during the year for interest (includes interest
     paid for discontinued operations in 2004 and 2003)                           $      1,694,000     1,611,000

Items assumed in connection with acquisition of investment properties
     Investment property and other assets (Terrace Apartments)                    $      2,048,000           ---
     Mortgage notes payable and other liabilities (Terrace Apartments)            $      1,739,000           ---

See accompanying notes to consolidated financial statements.


                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003

(1)  Organization and Description of Business

     (a)  Organization

          The Trust is now structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership ("MOLP"), to which the Trust contributed all of its assets, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. The Trust now conducts and intends to continue to conduct all of its activities through MOLP. MOLP is the sole member of limited liability companies that own all of the Trust's properties. Maxus Realty GP, Inc., a Delaware corporation that is wholly owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

          Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. At December 31, 2004, the Trust owned approximately 99.09% of the limited partnership interests in MOLP and minority holders of MOLP owned 11,455 limited partnership operating units, or approximately .91% of MOLP. The 11,455 limited partnership operating units were issued in connection with the acquisition of the Terrace Apartments in April 2004.

     (b)  Description  of Business
          Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, invests in income-producing real properties. At December 31, 2004, the Trust's portfolio is comprised of the following properties:

                                                                                                            Percentage of rental
                                                                                                                  revenues
                                                                                              Date            ----------------
                  Name                        Type                      Location            acquired          2004        2003
          ---------------------        --------------------------      ------------       --------------      ----------------
          Arbor Gate Apartments        120 unit apartment complex      Picayune, MS       September 2004        4          N/A
            (Arbor Gate)

          Barrington Hills Apartments  232 unit apartment complex      Little Rock, AR    November 2001        23          26
            (Barrington Hills)

          Chalet Apartments (Chalet)   234 unit apartment complex      Topeka, KS         September 2001       24          27

          Forest Park  Apartments,     110 unit apartment complex      Kansas City, MO    August 2000          12          14
            Formerly  known as North
            Winn  Apartments
            (Forest Park)

          King's Court Apartments (1)  82 unit apartment complex       Olathe, KS         August 2001          15          13

          Terrace Apartments (1)       84  unit apartment complex      Olathe, KS         May 2004

          The Landings Apartments      154 unit apartment complex      Little Rock, AR    September 2001       17          20
            (The Landings)

          Waverly Apartments           128 unit apartment complex      Bay St. Louis, MS  September 2004        5         N/A
            (Waverly)                                                                                         -----      -----
                                                                                                               100%       100%
                                                                                                              -----      -----

          (1) King's Court Apartments and Terrace Apartments are operated as one entity (King's Court/Terrace)








                                       F-6                           (continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003

(2)  Summary of Significant Accounting Policies

     (a)  Investment   Property
          The Trust applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value. In accordance with SFAS No. 144, we classify certain properties as held for sale (see Note 8). The property operating income, interest expense and interest income are presented in discontinued operations in both current periods and all comparable periods presented. In addition, depreciation is not recorded on properties held for sale, however, depreciation expense recorded prior to classification as held for sale is included in discontinued operations. The net gain or loss on the sale is presented in discontinued operations when recognized.

          Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 40 years on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 15 years using the straight-line method.

          Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

     (b)  Accounting  for   Acquisitions
          Direct costs associated with the acquisition of consolidated properties are capitalized and depreciated over the estimated useful lives of the related assets. The Trust applies SFAS No. 141, Business Combinations, for rental property acquisitions. The Trust considers the fair values of both tangible and intangible assets or liabilities when allocating the purchase price (plus any capitalized costs incurred during the acquisition). Tangible assets may include land, building, tenant improvements, furniture, fixtures and equipment. Intangible assets or liabilities may include values assigned to in-place leases (including the separate values of tenant relationships), and any assumed financing that is determined to be above or below market terms.

          Most of the Trust's rental property acquisitions involve in-place leases. The fair value of the tangible assets is determined by valuing the property as if it were vacant based on management's determination of the relative fair values of the assets. Management determines the as if vacant fair value of a property using recent independent appraisals or methods similar to those used by independent appraisers. The aggregate value of intangible assets or liabilities is measured based on the difference between the stated price plus capitalized costs and the property as if vacant.

          In determining the fair value of acquired in-place leases, the Trust considers many factors. Management considers the value of the difference between the contractual amounts to be paid pursuant to the leases and management's estimate of fair market lease rates. The fair value of acquired in-place leases also includes management's estimate of the value of the following amounts: (i) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute the leases, including leasing commissions, advertising and other related costs); (ii) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period (i.e. utilities);
          (iii) the value associated with lost rental revenue from existing leases during the assumed re-leasing period. These values are amortized over the remaining initial lease term of the respective leases.





                                        F-7                          (continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003


          The Trust also determines the value, if any, associated with customer relationships considering factors such as the nature and extent of the Trust's existing business relationship with the tenants, and expectation of lease renewals. Based on the nature of our business, customer relationship value is assumed to be zero.

          Management of the Trust reviews the carrying value of intangible assets for impairment on an annual basis.

          In accordance with SFAS No. 141, the Trust has determined the fair value of acquired in-place leases, which consist of the following:

                                                                  December 31, 2004           December 31, 2003
                                                                  -----------------           -----------------
          In-place leases, net of
              accumulated amortization of $202,000 and $0         $        94,000                         ---
                                                                       ----------                  ----------
          Total intangible assets, net                            $        94,000                         ---
                                                                       ==========                  ==========

          In place leases, net at December 31, 2004 relate solely to three apartment complexes purchased in 2004.

          Amortization Expense for 2005 is expected to be $94,000.

     (c)  Deferred  Expenses
          Deferred expenses consist of financing costs which are amortized over the terms of the respective note.

     (d)  Revenues
          Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. Included in other revenues are non-rental income items such as application fees and late fees, which are recognized as revenue as received.

     (e)  Taxes
          The Trust has  elected to be taxed as a real estate  investment  trust
          (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the consolidated financial statements. The Trust has federal net operating loss carry-forwards of approximately $1,296,000 and $1,615,000 at December 31, 2004 and 2003,
          respectively, for tax purposes which expire in various amounts from 2005 through 2019.

     (f)  Earnings  Per Share and  Distributions  Per Share
          Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted income per share are the same because the Trust has no potential dilutive securities. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid to the Trust's shareholders is based upon earnings and profits, as defined by the Internal Revenue Code.

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

     (h)  Reclassifications
          Certain 2003 amounts have been reclassified to conform with the current year presentation.


                                      F-8                            (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003


 (3)   Mortgage Notes Payable

       Mortgage notes payable consist of the following:                                   2004                2003
                                                                                       ----------          ----------
       ACI Building mortgage note, monthly principal and
          interest payments of $34,000, with interest fixed at
          8.63%, maturing on August 1, 2010                                     $       4,133,000          4,168,000
       Forest Park mortgage note, monthly principal and
          interest payments of $11,000, with a variable interest
          rate of LIBOR plus 1.32% (4.91% at December 31, 2004),
          maturing September 1, 2007                                                    1,863,000          1,895,000
       Terrace mortgage note
          monthly principal and interest payments
          of $11,000 with interest fixed at 6.87%
          maturing February 1, 2009                                                     1,624,000                ---
       King's Court/Terrace mortgage note
          monthly principal and interest payments
          of $12,000, with a variable interest rate of LIBOR plus
          2.16% (4.05% at December 31, 2004, maximum 5.91%)
          maturing on May 1, 2009                                                       2,325,000                ---
       Chalet mortgage notes, monthly principal and interest
          payments of $37,000, with interest fixed at 6.535% and
          6.59%, maturing October 1, 2008                                               5,409,000          5,490,000
       The Landings mortgage note, monthly principal and
          interest payments of $28,000, with interest fixed at
          7.66%, maturing on September 1, 2007                                          3,667,000          3,724,000
       Barrington Hills mortgage note, monthly principal and
          interest payments of $37,000, with interest fixed at
          6.035% through 2009, maturing on July 1, 2029                                 5,637,000          5,735,000
       Arbor Gate mortgage note, monthly principal and
          interest payments of $15,000, with a variable interest
          rate of LIBOR plus 2.26% (4.06 at December 31, 2004,
          maximum 6.25%), maturing September 1, 2011                                    3,067,000                ---
       Waverly mortgage note, monthly principal and
          interest payments of $22,000, with a variable interest
          rate of LIBOR plus 2.26% (4.05% at December 31, 2004,
          maximum 6.25%), maturing September 1, 2011                                    4,232,000                ---
                                                                                       ----------         ----------
                                                                                $      31,957,000         21,012,000
                                                                                       ==========         ==========

       The Forest Park mortgage note, secured by Forest Park, assignment of rents, and a security agreement, required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date. The Arbor Gate and Waverly notes, secured by the respective properties, require replacement reserves.

       The Chalet, Landings, Barrington, Arbor Gate, Waverly and King's Court/ Terrace mortgage notes, secured by the respective properties, require capital improvement reserves.

       The ACI mortgage is currently accruing interest at a rate of 12.63%. (See Note 4.)




                                      F-9                         (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003



     The following is a summary of scheduled debt maturities:

                                                                                  Amount
                                                                                ----------
                              Year:
                                  2005                                             752,000
                                  2006                                             794,000
                                  2007                                           7,582,000
                                  2008                                           5,702,000
                                  2009                                           2,376,000
                                  Thereafter                                    14,751,000
                                                                                ----------
                                              Total                      $      31,957,000
                                                                                ==========

 (4) Contingencies

     On August 25, 2004, ACI Financing, L.L.C., a subsidiary of the Trust ("ACI Financing"), sold the ACI Building, an office building located in Omaha, Nebraska (the "ACI Building"), to an unrelated third party, FOR 1031 Omaha LLC, an Idaho limited liability company ("FOR 1031"). FOR 1031 is an affiliate of DBSI Housing Inc., an Idaho corporation ("DBSI"). In connection with the sale, ACI Financing's lender, LaSalle Bank National Association, as trustee for Morgan Stanley Dean Witter Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2000-LIFE2 (the "Lender"), failed or refused to approve DBSI's assumption of the existing loan secured by the ACI Building. As a result, ACI Financing and DBSI agreed as follows:

     o the parties agreed that FOR 1031 and DBSI would indemnify ACI Financing from all costs, expenses, penalties, interest, attorneys' fees, defense costs, Make Whole Premiums (as described below), principal, default interest and every other charge made by the Lender against ACI Financing resulting directly or indirectly from the transfer of the ACI Building to FOR 1031 without the consent of the Lender or otherwise complying with the terms of the Lender loan documents in connection with the transfer of the ACI Building to FOR 1031;
     o ACI Financing agreed to be responsible for and pay to the Lender the lesser of (i) $100,000 or (ii) ten percent (10%) of any Make Whole Premium successfully charged by the Lender resulting from ACI Financing's sale of the ACI Building to FOR 1031; and
     o FOR 1031 executed wrap around loan documents, including (i) a promissory note payable to ACI Financing, (ii) a deed of trust, assignment of rents and security agreement in favor of ACI Financing and (iii) an indemnity agreement, which was also executed by DBSI.

     On September 3, 2004, ACI Financing and the Trust received a letter from Principal Global Investors, LLC, as primary servicer to the Lender, pursuant to which the Lender declared the sale to be an event of default under the loan documents. The Lender further took the position that ACI Financing and the Trust (as a limited guarantor) are now fully liable under the loan documents and the guaranty and reserved all rights afforded the Lender under the loan documents. The Lender declared that interest shall accrue on the entire principal balance at the "Default Rate" of 12.63%, which is equal to 4% per annum above the applicable interest rate. The Trust disagrees with the Lender's claim that the Trust's limited guarantee extends to the default rate of interest and intends to contest this claim.

     ACI Financing and FOR 1031 intend to contest the right of the Lender to declare a default and charge the default rate of interest. As indicated above, FOR 1031 and DBSI are obligated to indemnify ACI Financing for any default interest that ACI Financing must pay under the loan documents with the Lender. In October 2004 the Lender charged ACI Financing with default interest for the month ending September 30, 2004. This amount was subsequently paid to the Lender by DBSI. Total default interest paid by ACI Financing, L.L.C. was

                                     F-10                            (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003

     approximately $50,000. The Lender charged ACI Financing with default interest for the three month period ending December 31, 2004, which was subsequently paid to ACI Financing by DBSI. Interest income and interest expense of $172,000 is reflected in the 2004 financial statements, representing the aggregate interest and default interest on the loan paid by FOR 1031 to ACI Financing.

     ACI Financing's loan documents with the Lender also (i) includes a due on sale clause that allows the Lender to declare the entire principal amount and accrued interest due immediately upon an event of default and (ii) provides that in an event of a default and acceleration of the loan, ACI Financing must pay the Lender a "Make Whole Premium," which is defined to mean the greater of (i) one percent (1%) of the outstanding principal amount of the loan or (ii) a premium calculated by determining the present value of the payments to be made in accordance with the promissory note discounted at the yield on the applicable US Treasury Issue for the number of months remaining from the date of acceleration to the maturity date, which is approximately 68 months.

     There can be no assurance that the Lender, in addition to declaring the default rate of interest due, will not (i) declare the full amount of the loan immediately due and payable, (ii) request payment of the Make Whole Premium, (iii) foreclose upon the property and (iv) file a lawsuit to enforce its rights.

     As a result of the sale, the Trust recorded a gain of approximately $2,116,000 after deducting the costs of the sale and the net book value of the assets sold. Accounting rules require the Trust to defer approximately $1,100,000 in sales proceeds. The net book gain was reduced by this amount. This amount represents the Make Whole Premium that would be presently be required if the Lender accelerated the obligation at the time of the sale. The difference obtained by subtracting the current amount of the loan from the present value, calculated in this manner described above is the current value of the make whole premium. The period-to-period change in the value of the Make Whole Premium is recorded in discontinued operations for the period in which the change occurs. Increases in the calculated amount of the Make Whole Premium are represented as decreases in income from discontinued operations and decreases in the calculated amount of the Make Whole Premium are represented as increases in income from discontinued operations. Any proceeds received from FOR 1031 related to the indemnification requirements would be recorded when such proceeds are received. If the Lender does not accelerate this obligation and it is paid pursuant its regular schedule, the amount deferred will be amortized to income over the remaining term of the obligation in accordance with the Trust's policies. The balance of the make whole premium at December 31, 2004 is $1,047,000 and is presented in other accrued liabilities.

     A $97,000 deposit for the purchase of Carrington Apartments during 2004 was made by the Trust. The Trust was unable to obtain lender approval for assumption of the current loan in connection with the purchase. As a result, the seller believes the Trust should forfeit the deposit. The Trust believes that it fulfilled its obligations under the contract and that the deposit should be returned to the Trust. As a result, $90,000 of the escrow has been placed with the court for resolution. Management believes the Trust will ultimately prevail and receive the funds; however, it is possible that the escrow could be forfeited. If the Trust forfeits the deposit, it will record a loss of $97,000 in the period in which the deposit is forfeited.









                                     F-11                            (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003

(5)  Related Party Transactions

     Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust's properties. The Trust paid Maxus Properties, Inc. property management fees (including fees related to discontinued operations) of $317,000 and $301,000 for the years ended December 31, 2004 and 2003, respectively. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties' operations. At December 31, 2004 properties pay a management fee between 4.5% and 5% of receipts. At December 31, 2004, $61,000 was payable to Maxus Properties, Inc. for accrued payroll, and direct expense reimbursement and $29,000 was payable for accrued management fees. No amounts in accounts payable, prepaid rent or accrued expenses were payable to Maxus Properties, Inc. at December 31, 2003.

     Certain Maxus Properties, Inc. employees are located at the Trust's properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $891,000 and $709,000 of payroll costs in 2004 and 2003, respectively, that have been reimbursed to Maxus Properties, Inc.

     David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the principal owner and President of DLJ Enterprises, Inc., ("DLJ") the general partner of Terrace Acquisition, L.P., and is the primary equity owner of a limited partner of a partnership that owned approximately 18% of Terrace Acquisition, L.P. In connection with the merger of MOLP's wholly owned subsidiary and Terrace Acquisition, L.P., DLJ received 3,621 operating units of MOLP. DLJ also received a brokerage commission of $72,000 in connection with the closing of the merger transaction in the form of 6,000 MOLP limited partnership operating units. DLJ also received a brokerage commission of $70,500 in connection with the closing of the purchase of Arbor Gate and Waverly.

(6)  Fair Value of Financial  Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Trust to disclose fair value information of all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Trust's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, accounts payable, accrued liabilities, real estate taxes payable, and refundable security deposits. The carrying value of these assets and liabilities in the consolidated balance sheets are assumed to approximate fair value.

     The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust's debt at December 31, 2004 and 2003 are summarized as follows:


                                                           2004                                   2003
                                                -------------------------              -------------------------
                                                 Carrying       Estimated               Carrying      Estimated
                                                  amount       fair value                amount       fair value
                                                ----------     ----------              ----------     ----------
       Fixed rate notes                 $       20,470,000     21,891,000              19,117,000     20,569,000
       Floating rate notes                      11,487,000     11,487,000               1,895,000      1,895,000



     Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust's debt obligations at fair value may not be possible and may not be a prudent management decision.





                                      F-12                           (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003


(7)  Mergers and Acquisitions

     Acquisition of Apartments

     On April 30, 2004, the Trust, through one of the Trust's subsidiaries, acquired The Terrace Apartments, an eighty-four unit apartment complex located in Olathe, Kansas, for a purchase price of approximately $2,020,000. In connection with the acquisition and as part of the purchase price, the Trust assumed a mortgage loan of approximately $1,650,000, other liabilities of approximately $89,000, and other assets of approximately $28,000. In addition, 11,455 limited partnership operating units of MOLP were issued.

     On September 1, 2004, the Trust, through two of the Trust's wholly owned subsidiaries of its operating limited partnership, MOLP, acquired The Waverly Apartments ("Waverly"), a 128-unit apartment complex located in Bay Saint Louis, Mississippi, and Arbor Gate Apartments ("Arbor Gate"), a 120-unit apartment complex located in Picayune, Mississippi, for a purchase price of approximately $9,400,000 from an unrelated third party. The purchase price was allocated $3,948,000 to Arbor Gate and $5,452,000 to Waverly. In connection with the purchase of Arbor Gate, the Trust paid cash of approximately $1,028,000 and acquired financing of $3,080,000 with monthly payments of approximately $24,000. In connection with the acquisition of Waverly, the Trust paid cash of approximately $1,380,000 and acquired financing of $4,250,000, with monthly payments of approximately $35,000. The cash paid includes cash used to fund tax and insurance escrows required by the Lender. Each mortgage loan bears interest at a variable rate of 2.25% over the one month Reference Bill (R) Index Rate, with a maximum rate cap of 6.25% and is due and payable on September 1, 2011. The rate at December 31, 2004 was 4.06% for Arbor Gate and 4.05% for Waverly.

     The tables below present the proforma results of operations of the Trust as if the acquisitions (and disposition of ACI as described in note 8) had occurred at January 1, 2003 (unaudited).


                                                         Twelve Months Ended
                                                       Dec. 31,        Dec. 31,
                                                         2004            2003
                                                      ----------      ----------

       Total revenue                                   7,105,000       6,881,000

       Net income (loss)                          $     (469,000)      1,203,000
                                                      ==========      ==========
       Per share data (basic and diluted):

           Net income (loss)                      $         (.37)            .97
                                                      ==========      ==========

     This proforma information does not purport to be indicative of the results that actually would have been obtained if the transactions had actually occurred at the beginning of 2003, and is not intended to be a projection of future results.

     2003 results include amortization of $296,000 representing the value of in-place leases. No amortization of such leases was included in 2004 results.






                                      F-13                           (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                     Years ended December 31, 2004 and 2003


(8)  Discontinued Operations

     In accordance with SFAS 144, Accounting for the Improvement or Disposal of Long-Lived Assets, the Trust has reclassified its consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows for the years ended December 31, 2004 and 2003 to reflect the Applied Communications Inc. Building (ACI) and for the year ended December 31, 2003 the Atrium Building (Atrium) as discontinued operations. The Atrium was classified as held for sale on May 14, 2003 and was sold on May 29, 2003 for cash of $5,117,000. ACI was classified as held for sale on August 25, 2004. The sale price was $8,202,500, which included a wrap loan agreement of $4,143,000. These reclassifications have no impact on the Trust's net income or net income per share. These properties were previously included in the commercial segment.

     Condensed financial information for ACI and the Atrium prior to the sale, presented as discontinued operations in the accompanying consolidated statements of operations is set forth below:


                                                                                          Years ended December 31,
                                                                                      --------------------------------
                                                                                         2004                   2003
                                                                                      ----------            ----------

     Total revenue                                                                $     628,000              1,431,000

     Depreciation and amortization                                                      162,000                360,000
     Repairs and maintenance, including
             common area maintenance                                                        ---                121,000
     Real estate taxes                                                                   75,000                201,000
     Property management fees                                                            24,000                 49,000
     Utilities                                                                              ---                 56,000
     Other                                                                               12,000                 39,000
                                                                                     ----------             ----------
                Total operating expenses                                                273,000                826,000
                                                                                     ----------             ----------
                Net operating income                                                    355,000                605,000
                                                                                     ----------             ----------
                Interest expense                                                        234,000                391,000
                                                                                     ----------             ----------

     Net income before gain (loss) on sale                                        $     121,000                214,000
                                                                                     ----------             ----------

     Gain (loss) on sale (1)                                                          2,116,000                (26,000)
     Adjustment of make whole premium                                                    65,000                    ---
                                                                                     ----------             ----------
     Income before minority interest                                                  2,302,000                188,000
     Minority interest in discontinued operations                                        20,000                    ---
                                                                                     ----------             ----------
     Income from discontinued operations                                              2,282,000                188,000
                                                                                     ==========             ==========
     Income from discontinued operations per share                            $            1.80                    .15
                                                                                     ==========             ==========

     (1) Represents loss on sale of Atrium of $26,000 in 2003 and gain on sale of ACI of $2,116,000 in 2004.

     The assets and liabilities held for sale consist primarily of investment property for ACI and Atrium and related indebtedness on Atrium, which was repaid with the proceeds of the sale of Atrium.









                                     F-14                            (Continued)

                            MAXUS REALTY TRUST, INC.
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

(9)  Segment Reporting

     The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers.

     The Trust aggregates the financial information of all its properties into one reportable segment because the properties all have similar economic characteristics and provide similar services to similar types and classes of customers. The Trust previously had two reportable segments, Apartments and Commercial Buildings. The Trust sold its last commercial building in August 2004.

(10) Supplementary Quarterly Data (Unaudited)


                                                               March 31         June 30      September 30     December 31
                                                              ----------      ----------     ------------     -----------

     2004:
          Total revenues                               $       1,297,000       1,381,000        1,535,000       1,767,000
          Loss from continuing operations                        (67,000)       (103,000)        (108,000)       (511,000)
          Income from discontinued operations                     38,000          42,000        2,078,000         124,000
                                                              ----------      ----------       ----------      ----------
             Total income (loss)                       $         (29,000)        (61,000)       1,970,000        (387,000)
                                                              ==========      ==========       ==========      ==========

          Loss per share from
             continuing operations                     $            (.05)           (.09)           (0.08)          (0.40)
          Income per share from
             discontinued operations                                 .03             .04             1.61             .12
                                                              ----------      ----------       ----------      ----------
                      Total income (loss) per share    $           (0.02)          (0.05)            1.53           (0.28)
                                                              ==========      ==========       ==========      ==========

     2003:
          Total revenues                               $       1,288,000       1,264,000        1,235,000       1,249,000
          Loss from continuing operations                        (31,000)        (90,000)        (155,000)       (115,000)
          Income from discontinued operations                     64,000          20,000           29,000          75,000
                                                              ----------      ----------       ----------      ----------
             Total income (loss)                       $          33,000         (70,000)        (126,000)        (40,000)
                                                              ==========      ==========       ==========      ==========

          Income (loss) per share from
             continuing operations                     $           (0.02)          (0.07)           (0.12)           (.09)
             discontinued operations                                0.05            0.01             0.02             .06
                                                              ----------      ----------       ----------      ----------
                      Total income (loss) per share    $            0.03           (0.06)           (0.10)          (0.03)
                                                              ==========      ==========       ==========      ==========


     The information presented above for revenues and income (loss) from continuing and discontinued operations does not agree to information previously presented in the Trust's Forms 10-QSB because of the reclassification of discontinued operations, as described in note 8.



TRUSTEES AND OFFICERS

Board of Trustees:

Kevan Acord ............. Sole shareholder, Kevan Acord, P.A.

Jose Evans............... President and sole owner of Assured Quality Title Company

Christopher Garlich...... Executive Vice President and member of Bancorp Services, L.L.C.

David L. Johnson ........ Chairman of the Board, President, and Chief Executive Officer of
                          Maxus Realty Trust, Inc. Founder and Chairman of Maxus Properties,
                          Inc. ("Maxus"). Maxus specializes in commercial property
                          management for affiliated owners.

W. Robert Kohorst ....... President, founding shareholder and majority owner of Everest
                          Properties II, LLC

Monte McDowell .......... President, Chief Executive Officer and principal shareholder of
                          McDowell Holdings, Inc.

Danley K. Sheldon ....... Develops, finances and operates various site-based entertainment concepts






Officers:

David L. Johnson ........ President and Chief Executive Officer

John W. Alvey............ Vice President and Chief Financial & Accounting Officer

Christine A. Robinson.... Secretary

Amy Kennedy.............  Treasurer



                             SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
www.amstock.com

Legal Counsel:

Lathrop & Gage L.C.
Kansas City, Missouri

Independent Registered Public Accounting Firm:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Diana Graves-Six, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

      Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

      Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

      Maxus Realty Trust, Inc. First Amended Optional Stock Dividend Plan and Enrollment Card.

      Code of Conduct.


                     INVESTMENT PROPERTIES

ARBOR GATE APARTMENTS                      BARRINGTON HILLS APARTMENTS
PICAYUNE, MISSISSIPPI                      LITTLE ROCK, ARKANSAS

CHALET I & II APARTMENTS                   FOREST PARK APARTMENTS
TOPEKA, KANSAS                             KANSAS CITY, MISSOURI

KING'S COURT/TERRACE APARTMENTS            THE LANDINGS AT ROCK CREEK APARTMENTS
OLATHE, KANSAS                             LITTLE ROCK, ARKANSAS

WAVERLY APARTMENTS
BAY SAINT LOUIS, MISSISSIPPI


                            MAXUS REALTY TRUST, INC.
                                 104 ARMOUR ROAD
                        NORTH KANSAS CITY, MISSOURI 64116