Form 10KSB, Exhibit 13
period 2005-12-31
MAXUS REALTY TRUST INC
filed 2006-03-24
CIK 748580

Exhibit 13
2005 ANNUAL REPORT

FINANCIAL HIGHLIGHTS
	YEAR ENDED DECEMBER 31,
FOR THE YEAR:	2005	2004
Rental and other revenues (2)	$7,896,000	$5,980,000
Loss from continuing operations	(1,391,000)	(789,000)
Loss from continuing operations per share	(1.08)	(0.63)
Funds from operations (1)	1,231,000	1,149,000

Distributions declared	989,000	1,267,000
Distributions per share	.75	1.00
Paid in current year:
Taxable to shareholders	---	1.00
Return of capital	.75	---

AT YEAR END:
Total assets of continuing operations (2)	$54,658,000	$45,399,000
Total assets	54,658,000	45,403,000
Investment property - net (2)	40,436,000	35,519,000
Borrowings (2)	40,685,000	31,957,000
Shareholders’ equity	10,311,000	11,053,000
Number of shares outstanding	1,401,000	1,294,000

(1) Represents net income as defined by generally accepted accounting principles (“GAAP”), adjusted for property related depreciation and amortization, and the gain on sale of The ACI Building in 2004. Funds from operations (“FFO”) does not represent cash flows from operations as defined by GAAP. See page 7 for a reconciliation of FFO to GAAP net income.

(2) Excludes The ACI Building, which was sold in August 2004 and is presented as discontinued operations.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984, to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center (“The Atrium”), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building (“ACI Building” or “ACI”), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center (“Franklin Park”), a warehouse and distribution facility in suburban Chicago, Illinois. In 2001, Franklin Park was sold. In May 2003, The Atrium was sold. In August 2004 ACI was sold. In 2000, the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) (“Forest Park”), a 110-unit multi-family apartment complex in Kansas City, Missouri. In 2001, the Trust acquired the following properties: King’s Court Apartments an 82-unit multi-family apartment complex in Olathe, Kansas, The Landings at Rock Creek Apartments (“The Landings”), a 154-unit multi-family apartment complex in Little Rock, Arkansas, Chalet I and Chalet II Apartments (“Chalet”), a two-phase, 234-unit multi-family apartment complex in Topeka, Kansas, and Barrington Hills Apartments (“Barrington Hills”), a 232-unit multi-family apartment complex in Little Rock, Arkansas. In May 2004, the Trust acquired the Terrace Apartments, an 84-unit multi-family apartment complex in Olathe, Kansas. Terrace Apartments and King’s Court Apartments are operated as one entity (“King’s Court/Terrace”). In September 2004 the Trust acquired Arbor Gate Apartments (“Arbor Gate”) and Waverly Apartments (“Waverly”), a 120-unit multi-family apartment complex in Picayune, Mississippi, and a 128-unit multifamily apartment complex in Bay Saint Louis, Mississippi, respectively. In July 2005, the Trust acquired Bicycle Club Apartments (“Bicycle Club”), a 312-unit multi-family apartment complex located in Kansas City, Missouri. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

MARKET INFORMATION

The Company's common stock trades on The Nasdaq National Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2005 and 2004 were as follows:

2005		HIGH	LOW
	First Quarter	$19.49	$13.00
	Second Quarter	$15.86	$11.75
	Third Quarter	$14.73	$12.79
	Fourth Quarter	$15.07	$11.03

2004
	First Quarter	$12.82	$10.06
	Second Quarter	$13.30	$10.00
	Third Quarter	$15.46	$11.00
	Fourth Quarter	$17.00	$12.20

As of February 23, 2006, there were 381 shareholders of record.

NASDAQ

The Trust’s common stock is listed on The Nasdaq National Market. In 2005, approximately 7,000 shares were issued pursuant to the Trust’s optional stock dividend plan, which generated $88,000 in cash for the Trust. In 2005 the Trust issued 100,000 shares of common stock through a private placement, which generated $1,250,000 in cash for the Trust. These shares were not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

DIVIDENDS

Due to damages sustained to two properties as a result of Hurricane Katrina, the dividend was suspended for the fourth quarter. A $.25 per share distribution was paid on March 21, June 21, and September 21, 2005, and on March 22, June 21, September 21, and December 21, 2004. Of the $.75 total distributions per share paid in 2005, $.75 was classified as non-taxable distributions, return of capital. Of the $1.00 total distributions per share paid in 2004, $.89 was classified as long term capital gain and $.11 was classified as ordinary income. The Trust recently announced in the first quarter of 2006 that it plans to continue to suspend the quarterly dividend until the Hurricane Katrina insurance claims are resolved and the Trust can better project the recurring cash flows from the Trust’s properties.

March 8, 2006

To Our Shareholders:

During 2005, the Trust expanded its multi-family housing holdings by the addition in July of a 312-unit multi-family property, Bicycle Club Apartments (“Bicycle Club”)

The Trust maintained a distribution of $.25 per share for the first three quarters in 2005. The Trust suspended payment of the fourth quarter dividend payment as the Trust thought it necessary to conserve its cash due to the destruction by Hurricane Katrina to two of its housing properties in Mississippi. The Trust recently announced it plans to continue suspending payment of the quarterly dividend until there is a resolution of our insurance claims and the Trust can better project the recurring cash flows from the Trust’s properties.

In 2006, the Trust intends to continue its efforts to identify investment opportunities in the real estate market that are accretive to our business. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholders’ investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson

David L. Johnson
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Trust previously operated rental real estate in two key segments, apartments and commercial. The Trust currently operates eight apartment communities. The last commercial building was sold in August 2004. Cash is primarily generated by renting apartment units to tenants, or securing loans with the Trust’s assets. Cash is used primarily to pay operating expenses (repairs and maintenance, payroll, utilities, taxes, and insurance), make capital expenditures for property improvements, repay principal and interest on outstanding loans or pay cash distributions to shareholders. The key performance indicators for revenues are occupancy rates and rental rates. Revenues are also impacted by concessions (discounts) offered as rental incentives. The key performance indicator for operating expenses is total operating expense per apartment unit. A significant change in the turnover rate of rental units can also cause a significant change in operating expenses. Management also evaluates total taxes, utilities and insurance rates for each property.

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

Economic trends appear to indicate that interest rates are steadily increasing. It also appears that unemployment rates are declining, with job growth improving. If these trends are correct and if the trends continue, the Trust believes it should be able to reduce concessions, raise rental rates and increase occupancy, which should improve revenues. In such case, the Trust also believes variable operating expenses will also tend to increase, but fixed expense coverage would improve. The exception to these trends would be the hurricane ravaged areas of Mississippi where two of the Trust’s properties sustained damage.

UPREIT Structure

The Trust is now structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership (“MOLP"), to which the Trust contributed all of its assets, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. The Trust now conducts and intends to continue to conduct all of its activities through MOLP. Maxus Realty GP, Inc., a Delaware corporation that is wholly owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. The Trust believes the UPREIT structure enables it to make additional acquisitions of properties from tax-motivated sellers. As an UPREIT, the Trust may issue limited partnership operating units to tax-motivated sellers who contribute properties to MOLP, which allows those sellers to realize certain tax benefits that would be unavailable to them if the Trust purchased those properties directly for cash or common stock. As of December 31, 2005, minority holders of MOLP own 47,339 limited partnership operating units, or approximately 3.27% of the partnership interest in MOLP.

Each of the apartment complexes are owned by single member limited liability companies that are directly owned by MOLP. Maxus Properties, Inc. provides property management services for each of the Trust’s real properties.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of December 31, 2005 was $2,009,000, a decrease of $1,851,000 from the balance of $3,860,000 at December 31, 2004. Cash of $1,664,000 was held at a qualified intermediary on December 31, 2004. These funds represent the net proceeds from the sale of ACI, reduced by the net disbursement for the purchase of Arbor Gate and Waverly in an IRS Section 1031 exchange.

Escrows and reserves held by various lenders were $6,779,000 and $1,125,000 at December 31, 2005 and December 31, 2004, respectively, and are not readily available for current disbursement. The increase of $5,654,000 in escrow was due to the insurance reimbursement that was paid out on behalf of Arbor Gate and Waverly Apartments due to the damages caused by Hurricane Katrina. (See Note 12 to the Consolidated Financial Statements.) An additional escrow amount of $100,000 represents a deposit made for the purchase of Westgate Apartments as described in Note 4 to the Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report.

Net cash provided by operating activities increased $72,000 to $1,103,000 for the year ended December 31, 2005 primarily attributable to an increase of $527,000 of escrows and reserves funded in 2005 compared to 2004, offset by operating cash flows of discontinued operations.

Net cash used in investing activities of continuing operations was $3,391,000 comprised primarily of $2,765,000 to purchase Bicycle Club, and $605,000 for capital expenditures. Capital expenditures were for replacements and betterments and does not include $611,000 of accrued but unpaid construction in progress. Net cash provided by investing activities of discontinued operations in 2004 represents net sale proceeds of ACI.

Net cash provided by financing activities of continuing operations was $437,000. Cash of $2,263,000 was used for loan repayments. Of this amount, $1,840,000 was used specifically to pay off the Forest Park loan. Cash in the amount of $2,400,000 was provided by the refinancing of the Forest Park loan. Distributions were paid totaling $989,000 and cash was provided by the issuance of common stock for $1,338,000.

With the $1,250,000 of net proceeds generated from the sale of common stock on October 28, 2005, the net insurance proceeds in the amount of $1,501,000 (received on February 17, 2006 after the prepayment of Waverly’s debt), and the suspension of the first quarter dividend, management believes the Trust’s current cash position and the properties’ ability to generate operating and financing cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2006. Projected capital expenditures of approximately $438,000, are currently planned in 2006 for the Trust, primarily for painting, roofs, parking/driveway repair and HVAC projects, with the majority of the expenditures expected to be reimbursed from reserves held by lenders. Capital replacements of approximately $375,000 are expected to be reimbursed from reserves held by lenders. In addition to the above, management anticipates over $1,000,000 of capital expenditures to Arbor Gate alone in the first quarter of 2006. The Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

On August 25, 2004, ACI Financing, L.L.C., a subsidiary of the Trust (“ACI Financing”), sold the ACI Building. Net cash proceeds were approximately $3,791,000. This contract is described in more detail in Note 4 and Note 8 to the Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report. On September 1, 2004, subsidiaries of the Trust purchased Arbor Gate and Waverly for a purchase price of $9,400,000 using approximately $2,156,000 of the sale proceeds from ACI in a 1031 exchange. The remainder of cash for the purchase was provided by additional working capital of the Trust. Management used the remaining net sale proceeds from ACI (approximately $1,664,000) to invest in additional income-producing real estate properties, including Bicycle Club on July 1, 2005, working capital purposes and dividends to shareholders.

At this time, management does not believe the risk of changes in operations adversely impacting cash flow from operating activities in the foreseeable future is a material risk to the Trust’s operations. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time.

Contractual Obligations and Commercial Commitments

The following table sets forth information regarding the Trust’s contractual obligations. Management believes the Trust’s current cash position and the properties’ ability to provide operating cash flows should enable the Trust to fund anticipated payments on these obligations in 2006.

As of December 31, 2005

Payments Due by Period
	Less
Contractual	than 1	1-3	4-5	After 5
Obligations	year	years	years	years	Total
Long-Term Debt	$600,000	19,560,000	6,716,000	13,526,000	$40,402,000

Reference is also made to Note 3 of Notes to Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report for a description of mortgage indebtedness secured by the Trust’s real property investments. Reference is made to Note 4 of Notes to Consolidated Financial Statements for a description of the wrap loan executed by the buyer of ACI.

Off-Balance Sheet Arrangements

The Trust does not have any “off-balance sheet arrangements” as defined in Item 303(c) of Regulations S-B promulgated under the Securities Exchange Act of 1934, as amended.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., (“Maxus”), manages the Trust’s investment properties. The Trust paid Maxus management fees of $391,000 and $317,000 for the years ended December 31, 2005 and 2004. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations, currently fees are calculated at 4.5% to 5%. The Trust believes the management fee is similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $978,000 and $891,000 of payroll costs for the years ended December 31, 2005 and 2004, respectively that have been or will be reimbursed to Maxus. Such amounts are included in repairs and maintenance and other operating expenses in the accompanying statements of operations.

David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the principal owner and President of DLJ Enterprises, Inc. (“DLJ”), the general partner of Terrace Acquisition, L.P., and is the primary equity owner of a limited partner of a partnership that owned approximately 18% of Terrace Acquisition, L.P. In connection with the merger of MOLP’s wholly owned subsidiary and Terrace Acquisition, L.P., DLJ received 3,621 operating units of MOLP. DLJ also received a brokerage commission of $72,000 in connection with the closing of the merger transaction in the form of 6,000 MOLP limited partnership operating units. DLJ also received a brokerage commission of $70,500 in connection with the closing of the purchase of Arbor Gate and Waverly.

The Trust acquired Bicycle Club through a merger between a wholly-owned subsidiary of MOLP and Secured Investment Resources Fund L.P., III, a Missouri limited partnership (“SIR III”). David L. Johnson, Chairman, Chief Executive Officer and President of the Trust and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, was the principal owner and President of Nichols Resources, Ltd., the general partner of SIR III. Mr. Johnson, together with his wife, jointly owned approximately 85% of Bond Purchase, L.L.C. (“Bond Purchase”), a 7.81% limited partner in SIR III and the sole owner of SIR III’s general partner. Mr. Johnson is also an affiliate of Paco Development, L.L.C. (“Paco”), which was a 2.43% limited partner in SIR III. Monte McDowell, Bob Kohorst and Chris Garlich, each of whom are trustees of the Registrant, were the beneficial owners of 20.3%, 8.0% and 6.5%, respectively, of SIR III’s partnership units. Bond Purchase and Paco received approximately 30,811 MOLP Units in connection with the consummation of the Bicycle Club merger transaction.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2005 and 2004 are detailed below.

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

	Year Ended
	December 31,	December 31,
	2005	2004

Net income (loss)	(1,091,000)	1,493,000
Property related depreciation and amortization (1)	2,322,000	1,772,000
(Gain) loss on sale	---	(2,116,000)
Funds from operations	$1,231,000	1,149,000

(1) Depreciation and amortization of discontinued operations of $162,000 is included in the 2004 amount.

Occupancy

                                                   OCCUPANCY LEVELS AT DECEMBER 31,
	2005	2004	2003
Arbor Gate	75%	86%	n/a
Bicycle Club	92%	n/a	n/a
Barrington Hills	94%	91%	88%
Chalet	96%	96%	83%
Forest Park	96%	91%	99%
King’s Court/Terrace	92%	91%	90%
The Landings	93%	90%	95%
Waverly	0%	84%	n/a
ACI Building	n/a	n/a	100%

(1) King’s Court/Terrace occupancy for 2003 reflects only King’s Court. Terrace was acquired in April 2004.

Forest Park ended 2005 at 96% occupancy, and Bicycle Club ended the year at 92%. The Northern Kansas City, Missouri market conditions continue to show concessions of one-month free rent and average occupancy in the mid 80% to mid 90% range. There are no new competitors in the market. King’s Court/Terrace occupancy was 92% at December 31, 2005. Overall occupancy in the Olathe, Kansas market has declined slightly, with most competitors’ average occupancy in the high 80% to low 90% range. Concessions continue to be common throughout the market with one to two months free rent and reduced deposits commonly offered. Occupancy rates in the Topeka, Kansas market averaged in the mid 80% range for 2005. Competitors in the market continue to offer concessions. Chalet, which is located in Topeka, ended the year at 96% occupied. The property did not offer concessions in the fourth quarter. The Landings and Barrington Hills are both located in Little Rock, Arkansas, where the market occupancy rates are currently in the low to mid 90% range. The Landings and Barrington Hills had occupancy of 93% and 94%, respectively on December 31, 2005. Concessions in the Little Rock area continue to be minimal. Arbor Gate ended the year at 75% occupancy. Arbor Gate is located in Picayune, Mississippi where market occupancy is 85%. Waverly is located in Bay Saint Louis, Mississippi where market occupancy is 85%, however, due to the effects of Hurricane Katrina, Waverly is presently uninhabitable.

Comparison of Consolidated Results

For the year ended December 31, 2005, the Trust’s consolidated total revenues from continuing operations were $7,896,000 compared to $5,980,000 for the year ended December 31, 2004, representing an increase of $1,916,000 (32%). The increase in consolidated revenues relates primarily to the acquisition of Terrace, Arbor Gate, Waverly, and Bicycle Club Apartments. The combined revenue for the year ended December 31, 2005 from Kings Court/Terrace increased by approximately $319,000 when compared to the same period in 2004. Arbor Gate and Waverly provided $449,000 and $320,000 respectively, of additional revenue for the year ended December 31, 2005. Waverly’s revenues were only for the first eight months in 2005 due to the destruction caused by Hurricane Katrina. Arbor Gate’s revenues were also affected by Hurricane Katrina; 20% of Arbor Gate’s units were uninhabitable for a period of time. Bicycle Club provided $1,021,000 of additional revenue for the year ended December 31, 2005 representing six months of operation. Revenue also increased by $20,000 at Chalet, due to increased occupancy and decreased concessions. Revenue decreased at Barrington by $13,000 primarily due to a slightly higher vacancy loss.

For the year ended December 31, 2005, the Trust’s consolidated expenses from continuing operations were $7,457,000 compared to $5,483,000 for the year ended December 31, 2004. The increase in expense of $1,974,000 (36.0%) is due primarily to the acquisition of Bicycle Club in 2005. The combined operating expenses at Kings Court/Terrace for the year ended December 31, 2005 increased by approximately $238,000 when compared to the same period in 2004. The acquisition of Arbor Gate and Waverly increased operating expenses by $351,000 and $328,000, respectively for the year ended December 31, 2005. The acquisition of Bicycle Club increased operating expenses by $1,024,000. Of the $647,000 increase in depreciation expense, $635,000 is due to the acquisition of Bicycle Club and the purchase of Arbor Gate and Waverly. Included in this amount is amortization of $318,000 for the value of in-place leases, as described in Note 2(b) to the Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report. The $218,000 increase in real estate taxes is primarily due to the property acquired in 2005 $81,000. The remainder is due to increased tax assessments at existing properties. Of the $100,000 increase in utilities, $63,000 is due to the property acquired in 2005. Other operating expenses increased $251,000 primarily due to the property acquired in 2005. General and administrative expense increased compared to the prior year primarily due to increased costs related to the Bicycle Club acquisition and professional fees associated with the hurricane. Interest expense increased $971,000 for the year ended December 31, 2005, primarily due to an increase of $353,000 in interest expense recorded on the ACI wrap loan, which was entered into on August 25, 2004. There is a corresponding increase of $353,000 in interest income on the wrap loan that offsets this expense. See Note 4 to the Consolidated Financial Statements for a discussion of the interest income and expense on this loan. The interest expense recorded on the ACI loan prior to the sale of ACI in 2004 is included in discontinued operations in 2004. The property acquired in 2005 incurred interest expense of $288,000.

Comparison of Results of Discontinued Operations

For the year ended December 31, 2005, revenues for the Trust’s discontinued operations decreased $628,000 (100%) and operating expenses decreased $273,000 (100%) as compared to 2004. This decrease is primarily due to the sale of ACI in 2004. See Note 8 to the Consolidated Financial Statements.

The Trust reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. The Trust considers a history of operating losses or a change in occupancy to be primary indicators of potential impairment. The Registrant deems a property to be impaired if a forecast of undiscounted future operating cash flows directly related to a property, including disposal value, if any, is less than its carrying amount. If a property is determined to be impaired, the loss is measured as the amount by which the carrying amount of the property exceeds its fair value. Fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, an estimate of fair value is based on the best information available, including prices for similar properties or the results of valuation techniques such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from such estimates. If future cash flows were to decline, it is possible that properties could become impaired. Lease expirations in 2006 are not expected to impair any investment properties.

MARKET RISK

The Trust has considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2005.

The debt on the ACI building is at a fixed rated of 8.63% and matures in 2010 (the lender is currently charging a default interest rate of 12.63% as described in Note 4 to the Consolidated Financial Statements); the debt on the Landings is at a fixed rate of 7.66% and matures in 2007; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035%, is repriced in 2009 and matures in 2029. The debt on Terrace is at a fixed rate of 6.87% and matures in 2009. The debt on Forest Park is at a fixed rate of 5.29% and matures in 2015. The debt on Bicycle Club is at a fixed rate of 5.29% and matures in 2008. King’s Court/Terrace and Arbor Gate are at variable rates and mature in 2007 and 2009. The current interest rate on Forest Park is 4.91%, King’s Court/Terrace is 4.05% and Arbor Gate is 6.24% (and capped at 6.25%). Waverly debt was paid off on February 17, 2006. See Note 13 to the Consolidated Financial Statements. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $30,000.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2005 or 2004.

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

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the accompanying Consolidated Financial Statements. The most significant assumptions and estimates relate to revenue recognition, depreciable lives of investment property, capital expenditures, insurance recoveries, properties held for sale, and the valuation of investment property. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases.

In connection with the sale of the ACI Building on August 25, 2004, a deferred liability was recorded in the amount of approximately $1,100,000, representing the Make Whole Premium described in Note 4 to the Consolidated Financial Statements. The Make Whole Premium is the greater of (i) 1% of the outstanding principal amount of the loan or (ii) a premium calculated by determining the present value of the payments to be made in accordance with the promissory note discounted at the yield on the applicable US Treasury Issue for the number of months remaining from the date of acceleration to the maturity date. The difference obtained by subtracting the current amount of the loan from the present value, calculated in this manner represents the current value of the make whole premium. The period-to-period change in the value of the Make Whole Premium is recorded in discontinued operations for the period in which the change occurs. Increases in the calculated amount of the Make Whole Premium are represented as decreases in income from discontinued operations and decreases in the calculated amount of the Make Whole Premium are represented as increases in income from discontinued operations. Due to the method of calculation of the value of the Make Whole Premium using the yield on the applicable U.S. Treasury note, the amount of the Make Whole Premium can fluctuate significantly from period to period. The calculation method is dictated by the ACI loan documents and management believes alternate calculations using different assumptions are inappropriate.

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

Management believes that a property should not be classified as “Held for Sale” until a contract for the sale of a property has been executed, all inspection periods have passed and any earnest deposit becomes non-refundable and the only pending item to complete the sale is the passage of time. Until this point, management believes that there may be actions required to complete the plan that may result in changes to or termination of the plan, and therefore the property should not be classified as “Held for Sale” under SFAS 144.

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

MAXUS REALTY TRUST, INC.

Consolidated Financial Statements

December 31, 2005 and 2004

(With Report of Independent Registered Accounting Firm)

[KPMG LOGO]

          KPMG LLP
          Suite 1000
          1000 Walnut Street
          Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Maxus Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Maxus Realty Trust, Inc. and subsidiaries (the Trust) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
March 1, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

MAXUS REALTY TRUST, INC.
Consolidated Balance Sheets
December 31, 2005 and 2004

Assets	2005	2004
Investment property:
Land	$1,668,000	1,355,000
Buildings and improvements	41,417,000	35,641,000
Personal property	2,481,000	2,606,000
Construction in progress	611,000	---
	46,177,000	39,602,000

Less accumulated depreciation	(5,741,000)	(4,083,000)

Total investment property, net	40,436,000	35,519,000

Cash	2,009,000	3,860,000
Escrows and reserves	6,779,000	1,125,000
Note receivable	4,091,000	4,133,000
Accounts receivable	6,000	3,000
Insurance claims receivable	560,000	---
Prepaid expenses and other assets	303,000	242,000
Intangible assets, net	98,000	94,000
Deferred expenses, less accumulated amortization	376,000	423,000
Total assets of continuing operations	54,658,000	45,399,000
Assets of discontinued operations - property held for sale	---	4,000
Total assets	$54,658,000	45,403,000

Liabilities and Shareholders’ Equity

Liabilities:
Mortgage notes payable	$36,594,000	27,824,000
Note payable	4,091,000	4,133,000
Accounts payable, prepaid rent and accrued expenses	1,656,000	623,000
Real estate taxes payable	427,000	394,000
Refundable tenant deposits	209,000	177,000
Other accrued liabilities	741,000	1,047,000
Total liabilities of continuing operations	43,718,000	34,198,000
Liabilities of discontinued operations - property held for sale	---	---
Total liabilities	43,718,000	34,198,000

Minority interest	629,000	152,000
Shareholders’ equity:
Common stock, $1 par value; Authorized 5,000,000 shares,
issued and outstanding 1,401,000 and 1,294,000 shares
in 2005 and 2004, respectively	1,401,000	1,294,000
Preferred Stock, $0.01 par value; Authorized 5,000,000 shares,
no shares issued and outstanding at December 31, 2005	---	---
Additional paid-in capital	19,130,000	17,899,000
Distributions in excess of accumulated earnings	(10,220,000)	(8,140,000)
Total shareholders’ equity	10,311,000	11,053,000
	$54,658,000	45,403,000
See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Operations
Years ended December 31, 2005 and 2004

	2005		2004
Revenues:
Rental		$7,032,000	5,220,000
Other		864,000	760,000

Total revenues		7,896,000	5,980,000

Expenses:
Depreciation and amortization		2,322,000	1,675,000
Repairs and maintenance		1,007,000	819,000
Turn costs and leasing		490,000	320,000
Real estate taxes		666,000	448,000
Insurance		369,000	276,000
General and administrative		589,000	380,000
Utilities		564,000	464,000
Related party management fee		391,000	293,000
Other operating expenses		1,059,000	808,000

Total operating expenses		7,457,000	5,483,000

Net operating income		439,000	497,000

Interest income		(599,000)	(198,000)
Interest expense		2,461,000	1,490,000

Loss before minority interest and discontinued operations		(1,423,000)	(795,000)
Less minority interest in continuing operations		32,000	6,000
Loss from continuing operations		(1,391,000)	(789,000)
Income from discontinued operations before minority interest
including gain on disposal of $2,116,000 in 2004		307,000	2,302,000
Less minority interest in discontinued operations		(7,000)	(20,000)
Income for discontinued operations		300,000	2,282,000

Net income (loss)		$(1,091,000)	1,493,000
Per share data (basic and diluted):
Loss from continuing operations		$(1.08)	(0.63)
Income from discontinued operations		.23	1.81
Total		$(.85)	1.19

Distributions:
Paid in current year:
Taxable to shareholders	$	---	1.00
Return of capital		.75	---
Total paid in current year		$.75	1.00

Weighted average shares outstanding		1,315,000	1,269,000

See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2005 and 2004

				Distributions
	Common stock		Additional	in excess of	Total
	Number		paid-in	accumulated	shareholders’
	of shares	Amount	capital	earnings	equity

Balance, December 31, 2003	1,242,000	1,242,000	17,309,000	(8,357,000)	10,194,000

Common stock issued	52,000	52,000	590,000	---	642,000

Distributions paid
($1.00 per share)	---	---	---	(1,276,000)	(1,276,000)

Net income	---	---	---	1,493,000	1,493,000

Balance, December 31, 2004	1,294,000	1,294,000	17,899,000	(8,140,000)	11,053,000

Common stock issued - Private placement	100,000	100,000	1,150,000	---	1,250,000
Common stock issued - Dividend reinvestment	7,000	7,000	81,000	---	88,000

Distributions paid
($.75 per share)	---	---	---	(989,000)	(989,000)

Net loss	---	---	---	(1,091,000)	(1,091,000)

Balance, December 31, 2005	$1,401,000	1,401,000	19,130,000	(10,220,000)	10,311,000

See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004
	2005		2004
Cash flows from operating activities:
Net income (loss)		$(1,091,000)	1,493,000
Adjustments to reconcile net loss to net cash provided by operating activities of continuing operations:
Income from discontinued operations		(307,000)	(2,302,000)
Minority interest		(25,000)	14,000
Depreciation and amortization		2,322,000	1,675,000
Amortization of loan premium		(62,000)	---
Changes in accounts affecting operations:
Accounts receivable		1,000	(1,000)
Prepaid expenses and other assets		(18,000)	(85,000)
Escrows and reserves		106,000	(421,000)
Accounts payable and other liabilities		177,000	282,000
Net cash provided by operating activities of continuing operations		1,103,000	655,000
Net cash provided by operating activities of discontinued operations		---	376,000
Net cash provided by operating activities		1,103,000	1,031,000
Cash flows from investing activities:
Acquisition of Bicycle Club Apartments		(2,765,000)	---
Acquisition of Terrace Apartments		---	(193,000)
Acquisition of Waverly and Arbor Gate Escrow		---	(9,587,000)
Escrow - Acquisition		---	(97,000)
Purchase of available for sale securities		(21,000)	---
Capital expenditures		(605,000)	(384,000)
Net cash used in investing activities of continuing operations		(3,391,000)	(10,261,000)
Net cash provided by investing activities of discontinued operations		---	3,791,000
Net cash used in investing activities		(3,391,000)	(6,470,000)
Cash flows from financing activities:
Principal payments on mortgage notes payable		(2,263,000)	(350,000)
Proceeds from mortgage notes payable		2,400,000	9,445,000
Loan fees		(49,000)	---
Issuance of common stock		1,338,000	642,000
Distributions paid to shareholders		(989,000)	(1,276,000)
Net cash provided by financing activities of continuing operations		437,000	8,461,000
Net cash used in financing activities of discontinued operations		---	(23,000)
Net cash provided by financing activities		437,000	8,438,000
Net increase (decrease) in cash		(1,851,000)	2,999,000
Cash, beginning of period		3,860,000	861,000
Cash, end of period		$2,009,000	3,860,000
Supplemental disclosure of cash flow information -
Cash paid during the year for interest (includes interest paid for discontinued operations in 2005 and 2004)		$2,355,000	1,694,000
Schedule of Non-Cash Items
Items assumed in connection with acquisition of investment properties
Investment property and other assets (Terrace Apartments)	$	---	2,048,000
Mortgage notes payable and other liabilities (Terrace Apartments)	$	---	1,739,000
Investment property and other assets (Bicycle Club Apartments)		$11,928,000	---
Mortgage notes payable and other liabilities (Bicycle Club Apartments)		$9,165,000	---
Involuntary conversion of investment property to insurance claims receivable		$560,000	---
Involuntary conversion of investment property to escrows and reserves		$5,600,000	---

See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

(1) Organization and Description of Business

(a) Organization
Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, is now structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership (“MOLP"), to which the Trust contributed all of its assets, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. The Trust now conducts and intends to continue to conduct all of its activities through MOLP. MOLP is the sole member of limited liability companies that own all of the Trust’s properties. Maxus Realty GP, Inc., a Delaware corporation that is wholly owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. At December 31, 2005, the Trust owned approximately 96.73% of the limited partnership interests in MOLP and minority holders of MOLP owned 47,339 limited partnership operating units, or approximately 3.27% of MOLP. The 47,339 limited partnership operating units were issued in connection with the acquisition of the Terrace Apartments in April 2004, and the acquisition of the Bicycle Club Apartments in July of 2005.

On May 10, 2005, the shareholders approved an amendment to Article Three of the Trust’s Articles of Incorporation that authorized 5,000,000 shares of preferred stock commonly referred to as “blank check” preferred stock. The term “blank check” refers to preferred stock, the creation and issuance of which is authorized in advance by the shareholders and the terms, rights and features of which are determined by the Trust’s Board of Trustee’s upon issuance. The authorization of such preferred stock would permit the Board of Trustees to authorize and issue preferred stock from time to time in one or more series.

(b) Description of Business
The Trust invests in income-producing real properties. At December 31, 2005, the Trust’s portfolio is comprised of the following properties:

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

				Percentage of rental
			Date	revenues
Name	Type	Location	acquired	2005	2004

Arbor Gate Apartments (2)	120 unit apartment complex	Picayune, MS	September 2004	9	4
(Arbor Gate)

Barrington Hills Apartments	232 unit apartment complex	Little Rock, AR	November 2001	17	23
(Barrington Hills)

Bicycle Club Apartments	312 unit apartment complex	Kansas City, MO	July 2005	13	N/A
(Bicycle Club)

Chalet Apartments (Chalet)	234 unit apartment complex	Topeka, KS	September 2001	19	24

Forest Park Apartments	110 unit apartment complex	Kansas City, MO	August 2000	9	12
Formerly known as North Winn
Apartments (Forest Park)

King’s Court Apartments (1)	82 unit apartment complex	Olathe, KS	August 2001	13	15

Terrace Apartments (1)	84 unit apartment complex	Olathe, KS	May 2004

The Landings Apartments	154 unit apartment complex	Little Rock, AR	September 2001	13	17
(The Landings)

Waverly Apartments (2)	128 unit apartment complex	Bay St. Louis, MS	September 2004	7	5
(Waverly)
				100	100

(1) King’s Court Apartments and Terrace Apartments are operated as one entity (King’s Court/Terrace)
(2) See Note 12. These properties received extensive hurricane damage in 2005.

(2)  Summary of Significant Accounting Policies

(a) Investment Property
The Trust applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. Management has applied this standard in assessing and identifying recoverability and the loss associated with the damaged assets from the 2005 Hurricane Katrina (see note 12). The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value. In accordance with SFAS No. 144, we classify certain properties as held for sale (see Note 8). The property operating income, interest expense and interest income are presented in discontinued operations in both current periods and all comparable periods presented. In addition, depreciation is not recorded on properties held for sale, however, depreciation expense recorded prior to classification as held for sale is included in discontinued operations. The net gain or loss on the sale is presented in discontinued operations when recognized.

Buildings and improvements are depreciated over their estimated useful lives of 27.5 to 40 years on a straight-line basis. Land improvements are depreciated over their useful lives of 15-20 years on a straight-line basis. Personal property is depreciated over its estimated useful life ranging from 5 to 15 years using the straight-line method.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

(b) Accounting for Acquisitions
Direct costs associated with the acquisition of consolidated properties are capitalized and depreciated over the estimated useful lives of the related assets. The Trust applies SFAS No. 141, Business Combinations, for rental property acquisitions. The Trust considers the fair values of both tangible and intangible assets or liabilities when allocating the purchase price (plus any capitalized costs incurred during the acquisition). Tangible assets may include land, land improvements, building, tenant improvements, furniture, fixtures and equipment. Intangible assets or liabilities may include values assigned to in-place leases (including the separate values of tenant relationships), and any assumed financing that is determined to be above or below market terms.

Most of the Trust’s rental property acquisitions involve in-place leases. The fair value of the tangible assets is determined by valuing the property as if it were vacant based on management’s determination of the relative fair values of the assets. Management determines the as if vacant fair value of a property using recent independent appraisals or methods similar to those used by independent appraisers. The aggregate value of intangible assets or liabilities is measured based on the difference between the stated price plus capitalized costs and the property as if vacant.

In determining the fair value of acquired in-place leases, the Trust considers many factors, including the value of the difference between the contractual amounts to be paid pursuant to the leases and management’s estimate of fair market lease rates. The fair value of acquired in-place leases also includes management’s estimate of the value of the following amounts: (i) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute the leases, including leasing commissions, advertising and other related costs); (ii) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period (i.e. utilities); (iii) the value associated with lost rental revenue from existing leases during the assumed re-leasing period. These values are amortized over the remaining initial lease term of the respective leases.

The Trust also determines the value, if any, associated with customer relationships considering factors such as the nature and extent of the Trust’s existing business relationship with the tenants, and expectation of lease renewals. Based on the nature of our business, customer relationship value is not believed to be significant.

Management of the Trust reviews the carrying value of intangible assets for impairment on an annual basis.

In accordance with SFAS No. 141, the Trust has determined the fair value of acquired in-place leases, which consist of the following:

	December 31, 2005	December 31, 2004
In-place leases, net of
accumulated amortization of $224,000 and $202,000,	$98,000	94,000
respectively
Total intangible assets, net	$98,000	94,000

In-place leases, net at December 31, 2005 relate to the Bicycle Club Apartments acquisition, and December 31, 2004 relates to the three apartment complexes purchased in 2004.

Amortization Expense for 2006 is expected to be $98,000.

(c) Deferred Expenses
Deferred expenses consist of financing costs which are amortized over the term of the respective debt.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

(d) Revenues
Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases. Included in other revenues are non-rental income items such as application fees and late fees, which are recognized as revenue as received.

(e) Taxes
The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the consolidated financial statements. The Trust has federal net operating loss carry-forwards of approximately $1,218,000 and $1,296,000 at December 31, 2005 and 2004, for tax purposes which will expire in various amounts from 2018 through 2023.

(f) Earnings Per Share and Distributions Per Share
Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted income per share are the same because the Trust has no potential dilutive securities. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid to the Trust’s shareholders is based upon earnings and profits, as defined by the Internal Revenue Code.

(g) Use of Estimates
Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) Reclassifications
Certain 2004 amounts have been reclassified to conform with the current year presentation.

(3) Mortgage Notes Payable

Mortgage notes payable consist of the following:

	2005	2004
ACI Building mortgage note, monthly principal and
interest payments of $34,000, with interest fixed at
8.63%, maturing on August 1, 2010	$4,091,000	4,133,000
Forest Park mortgage note, monthly principal and
interest payments of $13,000, with interest fixed at
5.29%, maturing September 1, 2015	2,392,000	1,863,000
Terrace mortgage note,
monthly principal and interest payments
of $11,000 with interest fixed at 6.87%,
maturing February 1, 2009	1,597,000	1,624,000
King’s Court/Terrace mortgage note,
monthly principal and interest payments
of $17,000, with a variable interest rate of LIBOR plus
2.16% (5.91% at December 31, 2005, maximum 5.91%),	2,292,000	2,325,000
maturing on May 1, 2009
Chalet mortgage notes, monthly principal and interest
payments of $37,000, with interest fixed at 6.535% and
6.59%, maturing October 1, 2008	5,320,000	5,409,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

The Landings mortgage note, monthly principal and
interest payments of $28,000, with interest fixed at
7.66%, maturing on September 1, 2007	3,605,000	3,667,000
Barrington Hills mortgage note, monthly principal and
interest payments of $37,000, with interest fixed at
6.035% through 2009, maturing on July 1, 2029	5,534,000	5,637,000
Arbor Gate mortgage note, with a variable interest rate
of LIBOR plus 2.26% (6.24% at December 31, 2005,
maximum 6.25%), maturing September 1, 2011	3,034,000	3,067,000
Waverly mortgage note, with a variable interest rate
of LIBOR plus 2.26% (6.23% at December 31, 2005,
maximum 6.25%), maturing September 1, 2011	4,187,000	4,232,000
Bicycle Club mortgage note,
interest payments only of $48,000, with a fixed interest
rate of 5.29%, maturing on March 1, 2008, balance includes $283,000 of debt premium	8,633,000	---
	$40,685,000	31,957,000

The Forest Park mortgage note provides for the assignment of rents, and the related security agreement required an initial deposit of $82,000 into a replacement reserve account and requires varying monthly deposits through the maturity date. The Arbor Gate and Waverly notes, secured by the respective properties, require replacement reserves.

On February 17, 2006, the Waverly note was paid off in its entirety. (See Note 13)

The Chalet, Landings, Barrington, Arbor Gate, Waverly and King’s Court/Terrace mortgage notes, secured by the respective properties, require capital improvement reserves.

The ACI mortgage is currently accruing interest at a rate of 12.63%. (See Note 4)

The following is a summary of scheduled debt maturities:

Year:		Amount
2006		600,000
2007		4,106,000
2008		15,454,000
2009		2,469,000
2010		4,247,000
Thereafter		13,526,000
	Total	$40,402,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

(4)  Contingencies

On August 25, 2004, ACI Financing, L.L.C., a subsidiary of the Trust (“ACI Financing”), sold the ACI Building, an office building located in Omaha, Nebraska (the “ACI Building”), to an unrelated third party, FOR 1031 Omaha LLC, an Idaho limited liability company (“FOR 1031”). FOR 1031 is an affiliate of DBSI Housing Inc., an Idaho corporation (“DBSI”). In connection with the sale, ACI Financing’s lender, LaSalle Bank National Association, as trustee for Morgan Stanley Dean Witter Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 2000-LIFE2 (the “Lender”), failed or refused to approve DBSI’s assumption of the existing loan secured by the ACI Building. As a result, ACI Financing and DBSI agreed as follows:

•  the parties agreed that FOR 1031 and DBSI would indemnify ACI Financing from all costs, expenses, penalties, interest, attorneys’ fees, defense costs, Make Whole Premiums (as described below), principal, default interest and every other charge made by the Lender against ACI Financing resulting directly or indirectly from the transfer of the ACI Building to FOR 1031 without the consent of the Lender or otherwise complying with the terms of the Lender loan documents in connection with the transfer of the ACI Building to FOR 1031;
•  ACI Financing agreed to be responsible for and pay to the Lender the lesser of (i) $100,000 or (ii) ten percent (10%) of any Make Whole Premium successfully charged by the Lender resulting from ACI Financing’s sale of the ACI Building to FOR 1031; and
•  FOR 1031 executed wrap around loan documents, including (i) a promissory note payable to ACI Financing, (ii) a deed of trust, assignment of rents and security agreement in favor of ACI Financing and (iii) an indemnity agreement, which was also executed by DBSI.

On September 3, 2004, ACI Financing and the Trust received a letter from Principal Global Investors, LLC, as primary servicer to the Lender, pursuant to which the Lender declared the sale to be an event of default under the loan documents. The Lender further took the position that ACI Financing and the Trust (as a limited guarantor) are now fully liable under the loan documents and the guaranty and reserved all rights afforded the Lender under the loan documents. The Lender declared that interest shall accrue on the entire principal balance at the “Default Rate” of 12.63%, which is equal to 4% per annum above the applicable interest rate. The Trust disagrees with the Lender’s claim that the Trust’s limited guarantee extends to the default rate of interest and intends to contest this claim.

ACI Financing and FOR 1031 intend to contest the right of the Lender to declare a default and charge the default rate of interest. As indicated above, FOR 1031 and DBSI are obligated to indemnify ACI Financing for any default interest that ACI Financing must pay under the loan documents with the Lender. In October 2004 the Lender charged ACI Financing with default interest for the month ending September 30, 2004. This amount was subsequently paid to the Lender by DBSI. Total default interest paid by ACI Financing, L.L.C. was approximately $50,000. The Lender charged ACI Financing with default interest for the three month period ending December 31, 2004, and the twelve months ending December 31, 2005 which was subsequently paid to ACI Financing by DBSI. Interest income and interest expense of $525,000 and $172,000 is reflected in the 2005 and 2004 financial statements respectively, representing the aggregate interest and default interest on the loan paid by FOR 1031 to ACI Financing. ACI Financing’s loan documents with the Lender also (i) includes a due on sale clause that allows the Lender to declare the entire principal amount and accrued interest due immediately upon an event of default and (ii) provides that in an event of a default and acceleration of the loan, ACI Financing must pay the Lender a “Make Whole Premium,” which is defined to mean the greater of (i) one percent (1%) of the outstanding principal amount of the loan or (ii) a premium calculated by determining the present value of the payments to be made in accordance with the promissory note discounted at the yield on the applicable US Treasury Issue for the number of months remaining from the date of acceleration to the maturity date.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

There can be no assurance that the Lender, in addition to declaring the default rate of interest due, will not (i) declare the full amount of the loan immediately due and payable, (ii) request payment of the Make Whole Premium, (iii) foreclose upon the property and (iv) file a lawsuit to enforce its rights.

As a result of the sale, the Trust recorded a gain of approximately $2,116,000 after deducting the costs of the sale and the net book value of the assets sold. Accounting rules require the Trust to defer approximately $1,100,000 in sales proceeds. The net book gain was reduced by this amount. This amount represents the Make Whole Premium that would presently be required if the Lender accelerated the obligation at the time of the sale. The difference obtained by subtracting the current amount of the loan from the present value, calculated in this manner described above is the current value of the Make Whole Premium. The period-to-period change in the value of the Make Whole Premium is recorded in discontinued operations for the period in which the change occurs. Increases in the calculated amount of the Make Whole Premium are represented as decreases in income from discontinued operations and decreases in the calculated amount of the Make Whole Premium are represented as increases in income from discontinued operations. Any proceeds received from FOR 1031 related to the indemnification requirements would be recorded when such proceeds are received. If the Lender does not accelerate this obligation and it is paid pursuant its regular schedule, the amount deferred will be amortized to income over the remaining term of the obligation in accordance with the Trust’s policies. The balance of the Make Whole Premium at December 31, 2005 and December 31, 2004 is $741,000 and $1,047,000 respectively and is presented in other accrued liabilities.

On June 14, 2005, the Trust entered into a real estate purchase agreement to purchase Westgate Park Apartments II in Temple, Texas, pursuant to which the Trust made an earnest money deposit of $100,000. The Trust is in a dispute with the seller over the failure to disclose the 2005 property tax assessment against the property and has filed a lawsuit against the seller. The Trust has requested a reduced purchase price from the original $4.75 million which was comprised of (i) the $100,000 deposit, (ii) the Trust's assumption of a mortgage loan of Lehman Brothers Bank, FSB (the "Lender") in the amount of $3,800,000 (the "Existing Mortgage") and (iii) the balance of approximately $940,000 payable in cash on the closing date. The seller has requested the escrow agent to release the deposit to seller. The Trust has filed a lawsuit against the seller and is currently in negotiations with the seller. The Trust has also requested that the deposit be placed with the court for resolution. Although management believes the Trust is entitled to a return of the $100,000 deposit if the transaction is not ultimately closed, no assurances can be given that the deposit will ultimately be returned to the Trust. No liability has been recorded for the contested earnest money deposit, given management’s expectation of the ultimate outcome.

(5) Related Party Transactions

Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust’s properties. The Trust paid Maxus Properties, Inc. property management fees (including fees related to discontinued operations) of $391,000 and $317,000 for the years ended December 31, 2005 and 2004, respectively. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations. At December 31, 2005 and 2004, the properties pay a management fee between 4.5% and 5% of receipts. At December 31, 2005, and 2004, $100,000 and $61,000, respectively, was payable to Maxus Properties, Inc. for accrued payroll, and direct expense reimbursement and $36,000 and $29,000 respectively, was payable for accrued management fees.

Certain Maxus Properties, Inc. employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $978,000 and $891,000 of payroll costs in 2005 and 2004, respectively, that have been reimbursed to Maxus Properties, Inc.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the principal owner and President of DLJ Enterprises, Inc., (“DLJ”) the general partner of Terrace Acquisition, L.P., and is the primary equity owner of a limited partner of a partnership that owned approximately 18% of Terrace Acquisition, L.P. In connection with the merger of MOLP’s wholly owned subsidiary and Terrace Acquisition, L.P., DLJ received 3,621 operating units of MOLP. DLJ also received a brokerage commission of $72,000 in connection with the closing of the merger transaction in the form of 6,000 MOLP limited partnership operating units. DLJ also received a brokerage commission of $70,500 in connection with the closing of the purchase of Arbor Gate and Waverly. The Trust acquired Bicycle Club through a merger between a wholly-owned subsidiary of MOLP and Secured Investment Resources Fund L.P., III, a Missouri limited partnership (“SIR III”). David L. Johnson, Chairman, Chief Executive Officer and President of the Trust and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, was the principal owner and President of Nichols Resources, Ltd., the general partner of SIR III. Mr. Johnson, together with his wife, jointly owned approximately 85% of Bond Purchase, L.L.C. (“Bond Purchase”), a 7.81% limited partner in SIR III and the sole owner of SIR III’s general partner. Mr. Johnson is also an affiliate of Paco Development, L.L.C. (“Paco”), which was a 2.43% limited partner in SIR III. Monte McDowell, Bob Kohorst and Chris Garlich, each of whom are trustees of the Registrant, were the beneficial owners of 20.3%, 8.0% and 6.5%, respectively, of SIR III’s partnership units. Bond Purchase and Paco received approximately 30,811 MOLP Units in connection with the consummation of the Bicycle Club merger transaction.

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

The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust’s debt at December 31, 2005 and 2004 are summarized as follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	amount	Fair value	amount	fair value

Fixed rate notes	$30,899,000	32,022,000	20,470,000	21,891,000
Floating rate notes	9,513,000	9,513,000	11,487,000	11,487,000

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust’s debt obligations at fair value may not be possible and may not be a prudent management decision.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

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

On September 1, 2004, the Trust, through two of the Trust's wholly owned subsidiaries of its operating limited partnership, MOLP, acquired The Waverly Apartments (“Waverly”), a 128-unit apartment complex located in Bay Saint Louis, Mississippi, and Arbor Gate Apartments (“Arbor Gate”), a 120-unit apartment complex located in Picayune, Mississippi, for a purchase price of approximately $9,400,000 from an unrelated third party. The purchase price was allocated $3,948,000 to Arbor Gate and $5,452,000 to Waverly. In connection with the purchase of Arbor Gate, the Trust paid cash of approximately $1,028,000 and acquired financing of $3,080,000 with monthly payments of approximately $24,000. In connection with the acquisition of Waverly, the Trust paid cash of approximately $1,380,000 and acquired financing of $4,250,000, with monthly payments of approximately $35,000. The cash paid includes cash used to fund tax and insurance escrows required by the Lender. Each mortgage loan bears interest at a variable rate of 2.25% over the one month Reference Bill ® Index Rate, with a maximum rate cap of 6.25% and is due and payable on September 1, 2011. The rate at December 31, 2005 was 6.24% for Arbor Gate and 6.23% for Waverly.

On July 1, 2005, the Trust, through one of the Trust’s wholly owned subsidiaries of its operating limited partnership, MOLP, acquired Bicycle Club Apartments (“Bicycle Club”), a 312-unit apartment complex located in Kansas City, Missouri. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$182,000
In-place leases	322,000
Investment property	11,769,000
Total assets acquired	12,273,000

Current liabilities	$(311,000)
Mortgage note payable	(8,695,000)
Total liabilities assumed	(9,006,000)

Net assets acquired	$3,267,000

The Bicycle Club’s monthly mortgage payments of principal and interest is $48,000, with a fixed interest rate of 5.29%. The debt obligation matures on March 1, 2008. The mortgage note payable includes a debt premium balance of $345,000.

The total consideration paid for the property was $3,267,000. In connection with the merger, the Trust issued 35,884 MOLP limited partnership operating units valued at $502,000 and made cash payments totaling $2,765,000.

The tables below present the unaudited proforma results of operations of the Trust as if the acquisitions (and disposition of ACI as described in Note 8) had occurred at the beginning of the respective periods.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

	Twelve Months Ended
	Dec. 31,	Dec. 31,
	2005	2004

Total revenue	8,857,000	7,105,000

Net income (loss)	$(1,275,000)	(469,000)

Per share data (basic and diluted):

Net income (loss)	$(.99)	(.37)

This unaudited proforma information does not purport to be indicative of the results that actually would have been obtained if the transactions had actually occurred at the beginning of the respective periods and is not intended to be a projection of future results.

(8)  Discontinued Operations

In accordance with SFAS 144, Accounting for the Improvement or Disposal of Long-Lived Assets, the Trust has revised its consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows for the years ended December 31, 2005 and 2004 to reflect the Applied Communications Inc. Building (ACI) as discontinued operations. ACI was classified as held for sale on August 25, 2004. The sale price was $8,202,500, which included a wrap loan agreement of $4,143,000. These revisions have no impact on the Trust’s net income or net income per share. These properties were previously included in the commercial segment.

Condensed financial information for ACI prior to the sale, presented as discontinued operations in the accompanying consolidated statements of operations, is set forth below:

	Years ended December 31,
	2005		2004

Total revenue	$	---	628,000

Depreciation and amortization		---	162,000
Repairs and maintenance, including
common area maintenance		---	---
Real estate taxes		---	75,000
Property management fees		---	24,000
Utilities		---	---
Other		---	12,000
Total operating expenses		---	273,000
Net operating income		---	355,000
Interest expense		---	234,000

Net income before gain (loss) on sale	$	---	121,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

Gain (loss) on sale (1)	---	2,116,000
Adjustment of make whole premium	307,000	65,000
Income before minority interest	307,000	2,302,000
Minority interest in discontinued operations	7,000	20,000
Income from discontinued operations	300,000	2,282,000
Income from discontinued operations per share	$.23	1.80

(1) Represents gain on sale of ACI of $2,116,000 in 2004.

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

(10) Supplementary Quarterly Data (Unaudited)

	March 31	June 30	September 30	December 31

2005:
Total revenues	$1,775,000	1,806,000	2,211,000	2,104,000
Loss from continuing operations	(209,000)	(215,000)	(486,000)	(481,000)
Income (loss) from discontinued
Operations	176,000	(63,000)	117,000	70,000
Total income (loss)	$(33,000)	(278,000)	(369,000)	(411,000)

Loss per share from
continuing operations	$(.16)	(0.17)	(0.38)	(0.37)
Income per share from
discontinued operations	0.13	(0.05)	.09	0.06
Total income (loss) per share	$(0.03)	(0.22)	(.29)	(0.31)

2004:
Total revenues	$1,297,000	1,379,000	1,535,000	1,769,000
Loss from continuing operations	(67,000)	(104,000)	(110,000)	(514,000)
Income from discontinued operations	38,000	42,000	2,098,000	124,000
Total income (loss)	$(29,000)	(61,000)	1,970,000	(386,000)

Income (loss) per share from
continuing operations	$(0.05)	(0.09)	(0.08)	(0.41)
Income per share from
discontinued operations	0.03	0.04	1.61	0.10
Total income (loss) per share	$(0.02)	(0.05)	1.53	(0.31)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

The information above correctly presents revenues and income (loss) from continuing and discontinued operations from the Trust’s 2005 Form 10-QSB filings. However, certain reclassifications occurred during 2005, and as a result, the Trust amended its 2004 presentation of the discontinued operation sections of the 2004 financial statements. Minority interest from continuing operations was $0, ($2,000), ($10,000), and ($20,000) for the first, second, third and fourth quarters respectively. Minority interest from discontinued operations was $0, ($1,000), $1,000 and $7,000 for the first, second, third and fourth quarters respectively.

(11) Investments

The Trust applies SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) for its investments in equity securities. Upon acquisition, the Trust classifies its equity securities as trading securities. This classification is evaluated at each reporting date. Unrealized holding gains and losses for trading securities are included in earnings and reported in statement of operations. Dividend and interest income is included in earnings.

During the quarter ended March 31, 2005, the Trust invested $21,000 in equity securities of real estate investment trusts. Such securities are included in the caption prepaid and other assets and are classified as trading securities in accordance with the provisions of SFAS 115. The aggregate fair value on December 31, 2005 of these equity securities was approximately $17,400.

(12) Involuntary Conversions

On August 29, 2005, two of the Trust’s nine properties sustained extensive damages caused by Hurricane Katrina. The properties were Arbor Gate Apartments located in Picayune, Mississippi and Waverly Apartments located in Bay Saint Louis, Mississippi.

With regard to the Arbor Gate an initial estimate of damages was received from a reconstructive consulting firm. The estimated insured damages to individual apartment units and collateral damage to property grounds, siding, and roofing are $1,912,000 at December 31, 2005. Of the 120 total apartment units at Arbor Gate, eleven of the units are currently uninhabitable. These units are in two different buildings in the apartment complex. Arbor Gate’s occupancy percentage as of December 31, 2005 was approximately 75%.

The rehabilitation of Arbor Gate due to the damages is ongoing at December 31, 2005. Approximately 32% of the above mentioned damages totaling $611,000 were completed at December 31, 2005. These costs to replace roof, general demolition, soffit, fascia and gutter repair, siding and carpentry were accrued at December 31, 2005 and included in construction in progress.

Arbor Gate has total windstorm/hail insurance coverage in the amount of $6,518,000 (less applicable deductibles) which includes an $800,000 policy for losses due to business interruption. Prior to December 31, 2005, the Trust received $1,000,000 from its primary insurance carrier due to the windstorm/hail damage. These amounts were directly deposited into the escrow account as set aside by the property’s lender, NorthMarq Capital, Inc. As of December 31, 2005, there have been no insurance payments made in relation to the losses sustained by business interruption. As a result of discussions with the property’s insurance companies, and legal counsel, management believes it is probable that insurance proceeds will exceed the amount of the damages incurred and applicable insurance deductibles The estimated net book value of the assets destroyed approximates $1,109,000 at December 31, 2005 and an insurance receivable for this amount has been recorded. Any additional insurance recoveries including amounts for business interruption and primarily loss of rental income, would be recorded in the period they are realized.

With regard to Waverly the Trust has received communication from a consultant of the property’s lender, Freddie Mac, that the property is considered a total loss. Waverly has total wind/hail insurance coverage in the amount of $7,553,160 (less applicable deductibles) which includes a $965,000 policy for losses due to

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005 and 2004

business interruption. The property also has a separate flood insurance policy in the amount of $250,000 per building with a $2,000 deductible per building. There are 17 buildings in Waverly, and prior to December 31, 2005, the Trust received a total of $4,000,000 from the flood insurance carrier and $600,000 from the primary insurance company for the damages caused by the wind/hail. Therefore, Waverly has received a total of $4,600,000 in insurance payments due to the damages caused by Hurricane Katrina at December 31, 2005. Subsequent to December 31, 2005 through March 1, 2006, additional insurance recoveries totaling $185,000 have been received.

The net book value of the Waverly property was reported at $5,050,000. The Trust believes the actual insurance proceeds will exceed the net book value of its investment assets. Until the insurance companies have completed their review and assessment of damages and allocated the loss between flood and wind damage, management is uncertain what the actual amount of insurance proceeds will be. However, as a result of consultations with the insurance companies and legal counsel, the Trust believes it is likely the insurance proceeds will exceed Waverly’s net book value of its investment assets. Recoveries in excess of the original cost basis in the property of $5,050,000 including amounts for business interruption will be recorded in the period they are realized.

Due to the devastation inflicted by Hurricane Katrina, on September 21, 2005, Freddie Mac granted a temporary 90-day moratorium on payments of principal and interest for Arbor Gate and Waverly. The following chart displays the present loan terms with the monthly principal and interest amounts that Freddie Mac has agreed to delay for a three month period ending December 1, 2005. However, on December 14, 2005, Freddie Mac extended the original 90-day moratorium for an additional three months to March 31, 2006. The chart also identifies the monthly taxes and insurance payments the two properties are currently obligated to make to Freddie Mac at December 31, 2005.

	Monthly Loan Terms
	Arbor Gate	Waverly

Principal and interest	$17,600	$24,200

Taxes and insurance	$7,000	$12,000

(13) Subsequent Events

On February 17, 2006, Waverly Acquisition, L.L.C. (“Waverly”), a subsidiary of the Trust prepaid in full that certain Multifamily Note dated as of August 31, 2004 executed by Waverly in favor of NorthMarq Capital, Inc. (the “Lender”), which was secured by The Waverly Apartments. The payoff amount for the unpaid principal balance and the accrued and deferred interest, including the Lender’s processing fees, was $4,306,811, less the tax and insurance escrow balance of $94,992 and the replacement reserves escrow balance of $25,599. The Trust used the insurance proceeds received as a result of the damages to The Waverly Apartments caused by Hurricane Katrina to prepay the loan.

TRUSTEES AND OFFICERS

Board of Trustees:

Kevan Acord ………….	Sole shareholder, Kevan Acord, P.A.

Jose Evans…………….	President and sole owner of Assured Quality Title Company

Christopher Garlich……	Executive Vice President and member of Bancorp Services, L.L.C.

David L. Johnson……..	Chairman of the Board, President and Chief Executive Officer of
Maxus Realty Trust, Inc. Founder and Chairman of Maxus
Properties, Inc. (“Maxus”). Maxus specializes in commercial
property management for affiliated owners.

W. Robert Kohorst……	President, founding shareholder and majority owner of Everest
Properties II, LLC

Monte McDowell……..	President, Chief Executive Officer and principal shareholder of
McDowell Holdings, Inc.

Danley K. Sheldon ……	CEO of Briarcliff Investors, LLC, a private investment company

Officers:

David L. Johnson ……..	Chairman of the Board, President and Chief Executive Officer

John W. Alvey…………	Vice President and Chief Financial & Accounting Officer

DeAnn M. Duffield ……	Secretary

Amy Kennedy………….	Treasurer

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
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Diana Graves-Six, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. First Amended Optional Stock Dividend Plan and Enrollment Card.

Code of Conduct.

INVESTMENT PROPERTIES

ARBOR GATE APARTMENTS	BARRINGTON HILLS APARTMENTS
PICAYUNE, MISSISSIPPI	LITTLE ROCK, ARKANSAS

BICYCLE CLUB APARTMENTS	CHALET I & II APARTMENTS
KANSAS CITY, MISSOURI	TOPEKA, KANSAS

FOREST PARK APARTMENTS	KING’S COURT/TERRACE APARTMENTS
KANSAS CITY, MISSOURI	OLATHE, KANSAS

THE LANDINGS AT ROCK CREEK APARTMENTS	WAVERLY APARTMENTS
LITTLE ROCK, ARKANSAS	BAY SAINT LOUIS, MISSISSIPPI

MAXUS REALTY TRUST, INC.
104 ARMOUR ROAD
NORTH KANSAS CITY, MISSOURI 64116