Form 10KSB, Exhibit 13
period 2006-12-31
MAXUS REALTY TRUST INC.
filed 2007-03-27
CIK 748580

2006
ANNUAL
REPORT

FINANCIAL HIGHLIGHTS	(Unaudited)
	YEAR ENDED DECEMBER 31,
FOR THE YEAR:	2006	2005
Rental and other revenues	$8,208,000	$6,631,000
Loss from continuing operations	(604,000)	(1,031,000)
Loss from continuing operations per share basic and diluted	(.43)	(.78)
Funds from operations (1)	2,049,000	(22,000)

Distributions declared	---	989,000
Distributions per share	---	.75
Paid in current year:
Taxable to shareholders	---	---
Return of capital	---	.75

AT YEAR END:
Total assets	54,234,000	54,658,000
Investment property - net	43,100,000	40,436,000
Borrowings	39,132,000	36,594,000
Shareholders’ equity	12,451,000	10,311,000
Number of shares outstanding	1,401,000	1,401,000

(1) Represents net income as defined by generally accepted accounting principles (“GAAP”), adjusted for property related depreciation and amortization. Funds from operations (“FFO”) does not represent cash flows from operations as defined by GAAP. See page 8 for a reconciliation of FFO to GAAP net income.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984 to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center (“The Atrium”), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building (“ACI Building” or “ACI”), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center (“Franklin Park”), a warehouse and distribution facility in suburban Chicago, Illinois. In 2001, Franklin Park was sold. In May 2003 The Atrium was sold. In August 2004 ACI was sold. In 2000 the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) (“Forest Park”), a 110-unit multi-family apartment complex in Kansas City, Missouri. In 2001 the Trust acquired the following properties: King’s Court Apartments an 82-unit multi-family apartment complex in Olathe, Kansas, The Landings at Rock Creek Apartments (“The Landings”), a 154-unit multi-family apartment complex in Little Rock, Arkansas, Chalet I and Chalet II Apartments (“Chalet”), a two-phase, 234-unit multi-family apartment complex in Topeka, Kansas, and Barrington Hills Apartments (“Barrington Hills”), a 232-unit multi-family apartment complex in Little Rock, Arkansas. In May 2004 the Trust acquired the Terrace Apartments, an 84-unit multi-family apartment complex in Olathe, Kansas. Terrace Apartments and King’s Court Apartments are operated as one entity (“King’s Court/Terrace”). In September 2004 the Trust acquired Arbor Gate Apartments (“Arbor Gate”) and Waverly Apartments (“Waverly”), a 120-unit multi-family apartment complex in Picayune, Mississippi, and a 128-unit multifamily apartment complex in Bay Saint Louis, Mississippi, respectively. In 2006 Arbor Gate was sold. In July 2005 the Trust acquired Bicycle Club Apartments (“Bicycle Club”), a 312-unit multi-family apartment complex located in Kansas City, Missouri. In August 2006 the Trust acquired Northtown Business Center, and industrial/warehouse facility located in North Kansas City, Missouri. In November 2006 the Trust acquired Valley Forge Apartments (“Valley Forge”), an 88-unit multi-family apartment complex in Kansas City, Missouri. Valley Forge and Forest Park are operated as one entity. In January 2007 the Trust acquired Highland Pointe Apartments, a 232-unit apartment community in Yukon, Oklahoma, approximately 15 miles west of Oklahoma City, Oklahoma. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

2006 ANNUAL REPORT

MARKET INFORMATION

The Trust's common stock trades on The Nasdaq Global Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2006 and 2005 were as follows:

2006		HIGH	LOW
	First Quarter	$14.50	$12.01
	Second Quarter	$14.48	$9.40
	Third Quarter	$14.98	$12.25
	Fourth Quarter	$18.00	$12.50

2005		HIGH	LOW
	First Quarter	$19.49	$13.00
	Second Quarter	$15.86	$11.75
	Third Quarter	$14.73	$12.79
	Fourth Quarter	$15.07	$11.03

As of February 22, 2007, there were 328 shareholders of record.

NASDAQ

The Trust’s common stock is listed on The Nasdaq Stock Market LLC.

DIVIDENDS

Due to damages sustained to two properties as a result of Hurricane Katrina, the dividend was suspended for 2006. A $.25 per share distribution was paid on March 21, June 21, and September 21, 2005. Of the $.75 total distributions per share paid in 2005, $.75 was classified as non-taxable distributions, return of capital. The Trust announced on December 20, 2006 that the Board of Trustees approved a special dividend of $.20 per share payable to the common stockholders of record on January 3, 2007. The dividend was paid on January 31, 2007.

March 19, 2006

To Our Shareholders:

During 2006, the Trust expanded its real estate holdings by the addition in August of the Northtown Business Center, a manufacturing and warehouse facility in North Kansas City, Missouri, and the addition in November of Valley Forge Apartments, an 88-unit multi-family housing property located in Kansas City, Missouri. On July 21, 2006 Arbor Gate Acquisition, L.L.C., a wholly-owned subsidiary of the Trust, sold its multi-family unit apartment complex, Arbor Gate Apartments located in Picayune, Mississippi. On January 11, 2007, the Trust acquired Highland Pointe Apartments, a 232 unit apartment community located in Yukon, Oklahoma.

The Trust continued to suspend its dividends for the four quarters in 2006. The Trust thought it necessary to conserve its cash pending a resolution of our insurance claims following the damages sustained from Hurricane Katrina to two of its apartment complexes, and until the Trust can better project the recurring cash flows from the Trust’s properties. The Trust did declare a special dividend of $.20 per share on January 3, 2007.

In 2007, the Trust intends to continue its efforts to identify investment opportunities in the real estate market that are accretive to our business. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholders’ investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson
David L. Johnson
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Trust operates rental real estate in two key segments, apartments and commercial. The Trust currently operates nine apartment communities and a multi-tenant warehouse/manufacturing facility. Cash is primarily generated by renting apartment units or warehouse/manufacturing space to tenants, or securing loans with the Trust’s assets. Cash is used primarily to pay operating expenses (repairs and maintenance, payroll, utilities, taxes, and insurance), make capital expenditures for property improvements, repay principal and interest on outstanding loans or pay cash distributions to shareholders. The key performance indicators for revenues are occupancy rates and rental rates. Revenues are also impacted by concessions (discounts) offered as rental incentives. The key performance indicator for operating expenses in the apartment sector is total operating expense per apartment unit. A significant change in the turnover rate of rental units can also cause a significant change in operating expenses. Management also evaluates total taxes, utilities and insurance rates for each property.

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

Economic trends appear to indicate that interest rates are steadily increasing. It also appears that unemployment rates are declining, with job growth improving. If these trends are correct and if the trends continue, the Trust believes it should be able to reduce concessions, raise rental rates and increase occupancy, which should improve revenues. In such case, the Trust also believes variable operating expenses will also tend to increase, but fixed expense coverage would improve. The exception to these trends would be the hurricane ravaged areas of Mississippi where one of the Trust’s remaining properties sustained damage.

UPREIT Structure

Since 2004, the Trust has been structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership (“MOLP"), and the Trust contributed all of its assets to MOLP, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. Since the restructuring, the Trust has conducted and intends to continue to conduct all of its activities through MOLP. Maxus Realty GP, Inc., a Delaware corporation that is wholly owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. The Trust believes the UPREIT structure enables it to make additional acquisitions of properties from tax-motivated sellers. As an UPREIT, the Trust may issue limited partnership operating units to tax-motivated sellers who contribute properties to MOLP, which allows those sellers to realize certain tax benefits that would be unavailable to them if the Trust purchased those properties directly for cash or common stock. As of December 31, 2006, minority holders of MOLP own 47,339 limited partnership operating units, or approximately 3.27% of the partnership interest in MOLP.

Each of the apartment complexes and Northtown Business Center are owned by single member limited liability companies that are directly owned by MOLP. Maxus Properties, Inc. provides property management services for each of the Trust’s properties.

LIQUIDITY AND CAPITAL RESOURCES

Comparison of Consolidated Results

Cash as of December 31, 2006 was $8,470,000, an increase of $6,461,000 from the balance of $2,009,000 at December 31, 2005.

Net cash provided by operating activities increased $1,065,000 to $2,168,000 for the year ended December 31, 2006. The majority of this increase was due to the increase in net income for 2006. The Trust recognized as income the amounts received from the insurance companies in excess of the net book value of the assets written off for Arbor Gate and Waverly which represented $871,000 of the increase.

Net cash used in investing activities was $5,418,000 comprised primarily of $3,207,000 to purchase Northtown Business Center and $1,692,000 for the acquisition of Valley Forge. The cash used for capital expenditures was $1,101,000 in 2006, an increase of $496,000 due to the acquisitions of real estate in 2005 and 2006.

Net cash provided by financing activities was $9,711,000. The majority of this amount, $5,590,000, was due to the net proceeds received resulting from refinancing of Bicycle Club’s and The Landings’ loan. In addition, $4,875,000 in loan proceeds was received in conjunction with the acquisition of the Northtown Business Center and Valley Forge. The remaining activity represents principal payments on mortgage notes payable. There were no distributions to shareholders or issuances of common stock in the year ended December 31, 2006 as compared to the prior year.

With the $1,250,000 of net proceeds generated from the sale of common stock on October 28, 2005, the net insurance proceeds in the amount of $822,000 after the prepayment of Waverly’s debt, and the suspension of 2006 dividends, management believes the Trust’s current cash position and the properties’ ability to generate operating and financing cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2007. No assurance can be given as to the actual timing or amount of any additional insurance proceeds or for sale proceeds from the Waverly property.

Projected capital expenditures of approximately $584,000 are currently planned in 2007 for the Trust, primarily for painting, roofs, parking/driveway repair and HVAC projects, with the majority of the expenditures expected to be reimbursed from reserves held by lenders. Capital replacements of approximately $235,000 are expected to be reimbursed from reserves held by lenders. The Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur material capital expenditures in connection with these acquisition opportunities.

On December 20th, 2006, the Board of Trustees approved a special dividend to the shareholders. The Board declared a $.20 dividend on each share of the Trust’s common stock outstanding for shareholders of record on January 3, 2007.

The Board of Trustees will re-evaluate the Trust’s ability to pay a cash dividend next quarter, including an evaluation of whether the Trust will be required to pay a cash dividend to satisfy the requirement that the Trust pay dividends to its shareholders of at least 90% of its taxable income to continue to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

At this time, management does not believe the risk of changes in operations adversely impacting cash flow from operating activities in the foreseeable future is a material risk to the Trust’s operations. As leases expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time.

Contractual Obligations and Commercial Commitments

The following table sets forth information regarding the Trust’s contractual obligations. Management believes the Trust’s current cash position and the properties’ ability to provide operating cash flows should enable the Trust to fund anticipated payments on these obligations in 2007.

As of December 31, 2006
            Payments Due by Period
	Less
Contractual	than 1	1-3	4-5	After 5
Obligations	year	Years	years	years	Total
Long-Term Debt and Interest	$3,024,000	13,854,000	4,473,000	37,114,000	$58,465,000

Reference is also made to Note 3 of Notes to Consolidated Financial Statements incorporated by reference to the Trust’s Annual Report for a description of mortgage indebtedness secured by the Trust’s real property investments. Reference is made to Note 5 of Notes to Consolidated Financial Statements for a description of the wrap loan executed by the buyer of ACI.

Off-Balance Sheet Arrangements

The Trust does not have any “off-balance sheet arrangements” as defined in Item 303(c) of Regulations S-B promulgated under the Securities Exchange Act of 1934, as amended.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., (“Maxus”), manages the Trust’s investment properties. David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the chairman and majority shareholder of Maxus. The Trust paid Maxus management fees of $386,000 and $391,000 for the years ended December 31, 2006 and 2005. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations, ranging from 3% to 5%. The Trust believes the management fees are similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $1,096,000 and $978,000 of payroll costs for such employees for the years ended December 31, 2006 and 2005, respectively that have been or will be reimbursed to Maxus. Such amounts are included in repairs and maintenance and other operating expenses in the Trust’s statements of operations.

In January 2007, the Trust’s Audit Committee approved certain fees to be paid to Maxus Properties, Inc. for certain employees’ time and services rendered in 2006 for the refinancing of the debt on Landings and Bicycle Club. The fees for these transactions totaled $50,000. For the purchase and acquisition of Northtown Business Center and Valley Forge Apartments, and the disposition of Arbor Gate, the Trust’s Audit Committee approved $57,750 in fees to be paid to Maxus Properties, Inc. In 2007, the Trust’s Audit Committee also approved fees totaling $75,000 to be paid to Maxus for certain employees’ time and services rendered in 2007 related to the acquisition of Highland Pointe Apartments.

In 2005, the Trust acquired Bicycle Club through a merger between a wholly-owned subsidiary of MOLP and Secured Investment Resources Fund L.P., III, a Missouri limited partnership (“SIR III”). David L. Johnson, Chairman, Chief Executive Officer and President of the Trust and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, was the principal owner and President of Nichols Resources, Ltd., the general partner of SIR III. Mr. Johnson, together with his wife, jointly owned approximately 85% of Bond Purchase, L.L.C. (“Bond Purchase”), a 7.81% limited partner in SIR III and the sole owner of SIR III’s general partner. Mr. Johnson is also an affiliate of Paco Development, L.L.C. (“Paco”), which was a 2.43% limited partner in SIR III. Monte McDowell, Bob Kohorst and Chris Garlich, each of whom are trustees of the Registrant, were the beneficial owners of 20.3%, 8.0% and 6.5%, respectively, of SIR III’s partnership units. Bond Purchase and Paco received approximately 30,811 MOLP Units in connection with the consummation of the Bicycle Club merger transaction.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2006 and 2005 are detailed below.

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

The Trust computes Funds from Operations in accordance with the guidelines established by the white paper, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Funds from Operations do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Trust’s financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust’s liquidity, nor is it indicative of funds available to fund the Trust’s cash needs including its ability to make distributions. The Trust believes Funds from Operations is helpful to investors as a measure of the performance of the Trust. In the table below, revenue, expenses, net income and property related depreciation and amortization were determined in accordance with GAAP. The addition of property related depreciation and amortization to, and the elimination of the (gain) loss on sale from, net income results in Funds from Operations, which is not determined in accordance with GAAP.

	Year Ended
	December 31,		December 31,
	2006		2005

Net income (loss)	$2,140,000		(1,091,000)
Plus
Property related depreciation and amortization	2,093,000		1,807,000
Less
Gain on Arbor Gate	(1,402,000)		---
Gain on ACI sale	(741,000)		(307,000)
Depreciation and amortization on discontinued operations property	(41,000)		(431,000)

Funds from operations	$2,049,000	(1)	(22,000)

(1) Includes insurance recoveries of $871,000 received in excess of receivable recorded at beginning of period.

Occupancy

OCCUPANCY LEVELS AT DECEMBER 31,

	2006	2005
Arbor Gate (1)	n/a	75%
Barrington Hills	88%	94%
Bicycle Club	93%	92%
Chalet	96%	96%
Forest Park/Valley Forge (2)	89%	96%
King’s Court/Terrace	94%	92%
The Landings	85%	93%
Northtown Business Center (3)	95%	n/a
Waverly	0%	0%

(1) Arbor Gate was sold in July 2006.

(2) Forest Park/Valley Forge occupancy for 2005 reflects only Forest Park. Valley Forge was acquired in November 2006.

(3) Northtown Business Center was acquired in August 2006.

Forest Park/Valley Forge was 89% occupied at December 30, 2006. The Northern Kansas City rental market conditions began improving at the beginning of September 2006. This is partly due to an increase in interest rates that has led to a decrease in house buying. Competitors are giving fewer concessions in 2006 compared to 2005. Occupancy rates in general have been higher with most competitors’ rates averaging in the high 80% to low 90%. New competitors and construction were not a significant issue in 2006. Bicycle Club was 93% occupied at December 30, 2006. The property is experiencing few turnovers this year compared to last year, mostly due to a decrease in home buying. King’s Court/Terrace occupancy was 94% at December 30, 2006. King’s Court/Terrace is located in Olathe, Kansas. Overall occupancy in the Olathe, Kansas market has remained stable, with most competitors’ average occupancy in the high 80% to low 90% range. There is some evidence that concessions are declining in this market. New construction is less than it was in 2005. Also, we believe fewer people are purchasing homes in this market due to the increase in interest rates. Olathe is the fastest growing city in the Johnson County area. Chalet, which is located in Topeka, Kansas, ended the quarter at 96% occupancy. The average occupancy for competitors in this market is about 93%. Chalet offers few concessions due to consistently high occupancy rates. There is no new competition in the Topeka area. Competitors in the area continue to offer concessions. The Landings and Barrington Hills are both located in Little Rock, Arkansas. The average occupancy rate for Little Rock is 93% to 95%. The Landings and Barrington Hills had occupancy rates of 85% and 88%, respectively on December 30, 2006. Barrington’s decrease in occupancy is due in part to manager turnover. The property is currently giving a moderate rent concession to all prospective tenants. Concessions in the Little Rock area continue to be minimal. Because of the damages incurred by Hurricane Katrina, Waverly is uninhabitable. Waverly is located in Bay Saint Louis, Mississippi. Due to the effects of the hurricane, competitive conditions in this area of Mississippi are difficult to ascertain at this time. The occupancy at Northtown Business Center is 95%. The commercial and industrial real estate market in North Kansas City continues at a steady growth pace. This is partly due to North Kansas City’s close proximity to downtown Kansas City, easy access and regional centrality. We believe lease rates at Northtown Business Center are consistent with market prices.

Comparison of Consolidated Results

For the year ended December 31, 2006, the Trust’s consolidated total revenues from continuing operations were $8,208,000 compared to $6,631,000 for the year ended December 31, 2005, representing an increase of $1,577,000 (24%). The increase in consolidated revenues relates primarily to the acquisition of Bicycle Club, Valley Forge Apartments, and the Northtown Business Center. The revenue for the year ended December 31, 2006 from Bicycle Club increased by approximately $1,032,000 when compared to the same period in 2005 due to the mid-year acquisition of Bicycle Club in 2005. The Northtown Business Center, acquired in August 2006, provided $326,000 of additional revenue for the year ended December 31, 2006 as compared to the year ended December 31, 2005. The combined revenue for the year ended December 31, 2006 from Forest Park/Valley Forge increased by approximately $76,000 when compared to the same period in 2005 due to the acquisition of Valley Forge in November 2006. Revenue also increased by $50,000 at Chalet due to increased rental rates. King’s Court/Terrace increased $79,000 in revenues for 2006 due to an increase in occupancy.

For the year ended December 31, 2006, the Trust’s consolidated expenses from continuing operations were $7,159,000 compared to $6,125,000 for the year ended December 31, 2005. The increase in expense of $1,034,000 (17%) is due primarily to the acquisition of Bicycle Club in 2005 and the 2006 acquisitions of Northtown Business Center and Valley Forge in 2006. The acquisition of Bicycle Club increased operating expenses by $715,000. Of the $286,000 increase in depreciation and amortization expense, $224,000 is due to the acquisition of Bicycle Club, Northtown Business Center and Valley Forge. The $118,000 increase in real estate taxes is primarily due to the acquisition of Bicycle Club and Northtown in 2006. Of the $147,000 increase in utilities, $131,000 is due to the properties acquired in 2005 and 2006. Other operating expenses increased $312,000 primarily due to the properties acquired in 2005 and 2006. Interest expense increased $458,000 for the year ended December 31, 2006, primarily due to an increase of $193,000 in interest expense for Bicycle Club and Northtown Business Center.

Comparison of Results of Discontinued Operations

For the year ended December 31, 2006, revenues for the Trust’s discontinued operations decreased $861,000 (68%) and operating expenses decreased $895,000 (72%) as compared to 2005. This decrease is primarily due to the sale of Arbor Gate and the uninhabitable Waverly Apartments. See Note 10 to the Consolidated Financial Statements.

MARKET RISK

The Trust has considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2006.

The debt on the Landings is at a fixed rate of 6.19% and matures in 2016; the debt on Chalet is at fixed rates of 6.59% and 6.535% and matures in 2008; and the debt on Barrington Hills is at a fixed rate of 6.035%, is repriced in 2009 and matures in 2029. The debt on Terrace is at a fixed rate of 6.87% and matures in 2009. The debt on Forest Park is at a fixed rate of 5.29% and matures in 2015. The debt on Bicycle Club is at a fixed rate of 6.19% and matures in 2016. King’s Court/Terrace is at a variable rate and matures in 2009. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $22,000. The Bicycle Club, Landings and Valley Forge notes will allow prepayment in full, subject to compliance with the prepayment terms as set forth in the promissory note, including payment of the applicable prepayment premium. The prepayment penalty is the greater of 1% of the amount of principal being prepaid or the yield maintenance calculation as contained in the note. In regards to Northtown Business Center, at closing the Trust paid a $31,500 nonrefundable prepayment buy-out payment which allowed the Trust to prepay all or part of the outstanding principal balance of the mortgage loan on any monthly payment date without payment of any further prepayment charge or fee.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2006 or 2005.

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

Management believes that an operating property should not be classified as “Held for Sale” until a contract for the sale of a property has been executed, all inspection periods have passed and any earnest deposit becomes non-refundable and the only pending item to complete the sale is the passage of time. Until this point, management believes that there may be actions required to complete the plan that may result in changes to or termination of the plan, and therefore the property should not be classified as “Held for Sale” under SFAS 144.

Abandoned property is presented in discontinued operations in accordance with SFAS 144. Abandoned properties is a determination made by management under the guidelines of SFAS 144.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Maxus Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Maxus Realty Trust, Inc. and subsidiaries (the Trust) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
March 19, 2007

MAXUS REALTY TRUST, INC.
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets	2006	2005
Investment property:
Land	$2,403,000	1,668,000
Buildings and improvements	44,663,000	41,417,000
Personal property	3,525,000	2,481,000
Construction in progress	---	611,000
	50,591,000	46,177,000

Less accumulated depreciation	(7,491,000)	(5,741,000)

Total investment property, net	43,100,000	40,436,000

Cash	8,470,000	2,009,000
Escrows and reserves	1,261,000	6,779,000
Note receivable	---	4,091,000
Accounts receivable	119,000	6,000
Insurance claims receivable	---	560,000
Prepaid expenses and other assets	281,000	303,000
Intangible assets, net	346,000	98,000
Deferred expenses, less accumulated amortization	529,000	376,000
Assets of discontinued operations	128,000	---
Total assets	$54,234,000	54,658,000

Liabilities and Shareholders’ Equity

Liabilities:
Mortgage notes payable	$39,132,000	36,594,000
Note payable	---	4,091,000
Accounts payable, prepaid rent and accrued expenses	1,190,000	1,656,000
Real estate taxes payable	265,000	427,00
Refundable tenant deposits	244,000	209,000
Other accrued liabilities	46,000	741,000
Liabilities of discontinued operations	204,000	---
Total liabilities	41,081,000	43,718,000

Minority interest	702,000	629,000
Shareholders’ equity:
Common stock, $1 par value; Authorized 5,000,000 shares,
issued and outstanding 1,401,000 and 1,401,000 shares
in 2006 and 2005, respectively	1,401,000	1,401,000
Preferred Stock, $0.01 par value; Authorized 5,000,000 shares,
no shares issued and outstanding at December 31, 2006 and 2005	---	---
Additional paid-in capital	19,130,000	19,130,000
Distributions in excess of accumulated earnings	(8,080,000)	(10,220,000)
Total shareholders’ equity	12,451,000	10,311,000
	$54,234,000	54,658,000
See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Operations
Years ended December 31, 2006 and 2005

	2006		2005
Revenues:
Rental		$7,302,000	5,893,000
Other		906,000	738,000

Total revenues		8,208,000	6,631,000

Expenses:
Depreciation and amortization		2,093,000	1,807,000
Repairs and maintenance		1,020,000	860,000
Turn costs and leasing		461,000	423,000
Real estate taxes		621,000	503,000
Insurance		322,000	270,000
General and administrative		436,000	589,000
Utilities		602,000	455,000
Related party management fee		402,000	328,000
Other operating expenses		1,202,000	890,000

Total operating expenses		7,159,000	6,125,000

Net operating income		1,049,000	506,000

Interest income		726,000	600,000
Interest expense		(2,618,000)	(2,160,000)
Gain on debt extinguishment		219,000	---

Loss before minority interest and discontinued operations		(624,000)	(1,054,000)
Less minority interest in continuing operations		20,000	23,000
Loss from continuing operations		(604,000)	(1,031,000)
Income (loss) from discontinued operations before minority interest
(includes gain on sale of $2,143,000 in 2006 and $307,000 in 2005)		2,837,000	(62,000)
Less minority interest in discontinued operations		(93,000)	2,000
Income (loss) from discontinued operations		2,744,000	(60,000)

Net income (loss)		$2,140,000	(1,091,000)
Per share data (basic and diluted):
Loss from continuing operations		$(.43)	(.78)
Income (loss) from discontinued operations		1.96	(.05)
Total		$1.53	(.83)

Distributions:
Paid in current year:
Taxable to shareholders	$	---	---
Return of capital		---	.75
Total paid in current year	$	---	.75

Weighted average shares outstanding, basic and diluted		1,401,000	1,315,000

See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2006 and 2005

				Distributions
	Common stock		Additional	in excess of	Total
	Number		paid-in	accumulated	shareholders’
	of shares	Amount	capital	earnings	equity

Balance, December 31, 2004	1,294,000	1,294,000	17,899,000	(8,140,000)	11,053,000

Common stock issued - Private Placement	100,000	100,000	1,150,000	---	1,250,000
Common stock issued - Dividend Reinvestment	7,000	7,000	81,000	---	88,000

Distributions paid
($.75 per share)	---	---	---	(989,000)	(989,000)

Net loss	---	---	---	(1,091,000)	(1,091,000

Balance, December 31, 2005	1,401,000	1,401,000	19,130,000	(10,220,000)	10,311,000

Common stock issued	---	---	---	---	---

Distributions paid	---	---	---	---	---

Net income	---	---	---	2,140,000	2,140,000

Balance, December 31, 2006	1,401,000	1,401,000	19,130,000	(8,080,000)	12,451,000

See accompanying notes to consolidated financial statements.

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2006 and 2005

Cash flows from operating activities:	2006		2005
Net income (loss)		$2,140,000	(1,091,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest		73,000	(25,000)
Gain on ACI loan		(741,000)	(307,000)
Gain on sale of Arbor Gate		(1,402,000)	---
Depreciation and amortization		2,309,000	2,322,000
Amortization of loan premium		(64,000)	(62,000)
Gain on debt extinguishment		(219,000)	---
Changes in accounts affecting operations:
Accounts receivable		(113,000)	1,000
Prepaid expenses and other assets		47,000	(18,000)
Escrows and reserves, net		118,000	106,000
Accounts payable and other liabilities		20,000	177,000
Net cash provided by operating activities		2,168,000	1,103,000
Cash flows from investing activities:
Capital expenditures		(1,101,000)	(605,000)
Acquisition of Bicycle Club Apartments		---	(2,765,000)
Acquisition of Northtown Business Center		(3,207,000)	---
Acquisition of Valley Forge		(1,692,000)	---
Insurance proceeds received from escrow for investment property		582,000	---
Purchase of securities		---	(21,000)
Net cash used in investing activities		(5,418,000)	(3,391,000)
Cash flows from financing activities:
Principal payments on mortgage notes payable		(12,326,000)	(2,263,000)
Proceeds from mortgage notes		22,365,000	2,400,000
Loan fees		(328,000)	(49,000)
Issuance of common stock		---	1,338,000
Distributions paid to shareholders		---	(989,000)
Net cash provided by financing activities		9,711,000	437,000
Net increase (decrease) in cash		6,461,000	(1,851,000)
Cash, beginning of year		2,009,000	3,860,000
Cash, end of year		$8,470,000	2,009,000
Supplemental disclosure of cash flow information -
Cash paid during the year for interest (includes interest paid for		$2,481,000	2,355,000
discontinued operations in 2006 and 2005)
Supplemental disclosure of non-cash investing and financing activities:
Bicycle Club acquisition of net assets	$	---	11,928,000
Bicycle Club mortgage notes payable and other liabilities	$	---	9,165,000
Involuntary conversion of investment property to insurance claims receivable	$	---	560,000
Involuntary conversion of investment property to escrows and reserves	$	---	5,600,000
Funds escrowed from Arbor Gate sale used to finance acquisition of Northtown and Valley Forge		$2,745,000	---
Arbor Gate renovations financed with accounts payable		$1,302,000	---
Arbor Gate renovations paid from insurance escrow account		$1,391,000	---
Waverly mortgage paid from insurance escrow account		$4,187,000	---
Note payable assumed by third party in satisfaction of note receivable		$4,091,000

See accompanying notes to consolidated financial statements.

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

(1) Organization and Description of Business

(a) Organization
Maxus Realty Trust, Inc. (the Trust), a Missouri corporation, is structured as what is commonly referred to as an umbrella partnership REIT, or UPREIT, structure. To effect the UPREIT restructuring, the Trust formed Maxus Operating Limited Partnership, a Delaware limited partnership (“MOLP"), to which the Trust contributed all of its assets, in exchange for a 99.999% partnership interest in MOLP and the assumption by MOLP of all of the Trust's liabilities. The Trust conducts and intends to continue to conduct all of its activities through MOLP. MOLP is the sole member of limited liability companies that own all of the Trust’s properties. Maxus Realty GP, Inc., a Delaware corporation that is wholly-owned by the Trust, is the sole general partner of MOLP and has a 0.001% interest in MOLP. As the sole general partner of MOLP, Maxus Realty GP, Inc. generally has the exclusive power under the partnership agreement to manage and conduct the business of MOLP, subject to certain limited approval and voting rights of the limited partners.

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP. Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. At December 31, 2006, the Trust owned approximately 96.73% of the limited partnership interests in MOLP and minority holders of MOLP owned 47,339 limited partnership operating units, or approximately 3.27% of MOLP. The 47,339 limited partnership operating units were issued in connection with the acquisition of the Terrace Apartments in April 2004 and the acquisition of the Bicycle Club Apartments in July 2005.

On May 10, 2005, the shareholders approved an amendment to Article Three of the Trust’s Articles of Incorporation that authorized 5,000,000 shares of preferred stock commonly referred to as “blank check” preferred stock. The term “blank check” refers to preferred stock, the creation and issuance of which is authorized in advance by the shareholders and the terms, rights and features of which are determined by the Trust’s Board of Trustee’s upon issuance. The authorization of such preferred stock permits the Board of Trustees to authorize and issue preferred stock from time to time in one or more series.

(b) Description of Business
The Trust invests in income-producing real properties. At December 31, 2006, the Trust’s portfolio is comprised of the following properties:

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

				Percentage of
			Date	revenues
Name	Type	Location	acquired	2006	2005

Barrington Hills Apartments	232 unit apartment complex	Little Rock, AR	November 2001	17	21
(Barrington Hills)

Bicycle Club Apartments	312 unit apartment complex	Kansas City, MO	July 2005	25	15
(Bicycle Club)

Chalet Apartments (Chalet)	234 unit apartment complex	Topeka, KS	September 2001	18	22

Forest Park Apartments (1)	110 unit apartment complex	Kansas City, MO	August 2000	10	11
Formerly known as North Winn
Apartments (Forest Park)

Valley Forge Apartments (1)	88 unit apartment complex	Kansas City, MO	November 21 2006

Northtown Business Center	240,000 sq. ft commercial building
	12.44 acres	North Kansas City, MO	August 2006	4

King’s Court Apartments (2)	82 unit apartment complex	Olathe, KS	August 2001	13	15

Terrace Apartments (2)	84 unit apartment complex	Olathe, KS	May 2004

The Landings Apartments	154 unit apartment complex	Little Rock, AR	September 2001	13	16
(The Landings)
				100	100
(1) Forest Park Apartments and Valley Forge Apartments are operated as one entity.
(2) King’s Court Apartments and Terrace Apartments are operated as one entity (King’s Court/Terrace)

(2)  Summary of Significant Accounting Policies

(a) Investment Property
The Trust applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value. In accordance with SFAS No. 144, the Trust classifies certain properties as held for sale (see Note 10).

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

(b) Accounting for Acquisitions
Direct costs associated with the acquisition of consolidated properties are capitalized and depreciated over the estimated useful lives of the related assets. The Trust applies SFAS No. 141, Business Combinations, for rental property acquisitions. The Trust considers the fair values of both tangible and intangible assets or liabilities

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

when allocating the purchase price (plus any capitalized costs incurred during the acquisition). Tangible assets typically include land, land improvements, building, tenant improvements, furniture, fixtures and equipment. Intangible assets or liabilities may include values assigned to in-place leases (including the separate values of tenant relationships and any above or below market leases), and any assumed financing that is determined to be above or below market terms.

The Trust usually acquires tenant leases with property acquisitions. The fair value of the tangible assets is determined by valuing the property as if it were vacant based on management’s determination of the relative fair values of the assets. Management determines the as if vacant fair value of a property using recent independent appraisals or methods similar to those used by independent appraisers. The aggregate value of intangible assets or liabilities, including in-place leases, is measured based on the difference between the stated price plus capitalized costs of the property as if vacant.

The fair value of acquired in-place leases includes management’s estimate of the following amounts: (i) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute the leases, including leasing commissions, advertising and other related costs); (ii) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period (i.e. utilities); (iii) the value associated with lost rental revenue from existing leases during the assumed re-leasing period. Amounts allocated to in-place leases are amortized over the estimated remaining initial lease term of the respective leases and recorded as amortization expense.

Management of the Trust reviews the carrying value of intangible assets for impairment on an annual basis.

In accordance with SFAS No. 141, the Trust has determined the fair value of acquired in-place leases, which consist of the following:

	December 31, 2006	December 31, 2005
In-place leases, net of
accumulated amortization of $33,000 and $224,000, respectively	$346,000	98,000
Total intangible assets, net	$346,000	98,000

In-place leases, net at December 31, 2006 relate to the Northtown Business Center, and Valley Forge Apartments acquisitions. At December 31, 2005 in-place leases relate to the Bicycle Club Apartments.

Amortization expense for intangible assets totaled $131,000 and $317,000 for the years ending December 31, 2006 and 2005, respectively. The weighted average amortization period of intangible assets at December 31, 2006 is five years. Amortization expense is expected to be $121,000 for 2007, and $40,000 per year for years 2008 through 2011.

(c) Deferred Expenses
Deferred expenses consist of financing costs which are amortized over the term of the respective debt.

(d) Revenues
Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the lease term. Included in other revenues are non-rental income items such as application fees and late fees, which are recognized as revenue as received. Bad dept expenses are charged to rental revenues.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

(e)  Taxes
The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. The Trust intends to continue to qualify as a REIT and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for income taxes is reflected in the consolidated financial statements. The Trust has federal net operating loss carry-forwards of approximately $2,147,000 and $1,218,000 at December 31, 2006 and 2005, for tax purposes which will expire in various amounts from 2018 through 2024.

(f) Earnings Per Share and Distributions Per Share
Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Basic and diluted income per share are the same because the Trust has no dilutive securities. Distributions per share are stated at the amount per share declared by the directors. The taxability of all distributions paid to the Trust’s shareholders is based upon earnings and profits, as defined by the Internal Revenue Code.

(g) Use of Estimates
Management of the Trust has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h) Classification of Properties

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

Management believes that an operating property should not be classified as “Held for Sale” until a contract for the sale of a property has been executed, all inspection periods have passed and any earnest deposit becomes non-refundable and the only pending item to complete the sale is the passage of time. Until this point, management believes that there may be actions required to complete the plan that may result in changes to or termination of the plan, and therefore the property should not be classified as “Held for Sale” under SFAS 144.

Management evaluated the situation resulting from Hurricane Katrina that seriously impacted two properties, Waverly Apartments and Arbor Gate Apartments, and determined in the second quarter of 2006 that it would permanently cease operations at Waverly and would sell Arbor Gate. Waverly has been uninhabitable since Hurricane Katrina in the third quarter of 2005. This property was considered abandoned as this term is defined by SFAS 144 and has been recorded as discontinued operations since that date. Arbor Gate was sold in a transaction that closed in July 2006 and has also been reported as discontinued since management’s determination was made to sell this property.

(i) Reclassifications
Certain 2005 amounts have been reclassified to conform with the current year presentation.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

(j) Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes, and it prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for us on January 1, 2007. The adoption of FIN 48 is not expected to have any material impact on our financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). SFAS 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Trust is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The Trust is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

(3) Mortgage Notes and Note Payable
Mortgage notes and note payable consist of the following:
		2006	2005
ACI Building mortgage note, monthly principal and
interest payments of $34,000, with interest fixed at
12.63%, maturing on August 1, 2010;	$	---	4,091,000
loan assumption occurred December 8, 2006 (Note 5)
Forest Park mortgage note, monthly principal and
interest payments of $13,000, with interest fixed at
5.29%, maturing September 1, 2015.		2,360,000	2,392,000
Valley Forge mortgage note, monthly principal and
interest payments of $8,000, with interest fixed at
5.690%, maturing on December 1, 2015.		1,715,000	---
Terrace mortgage note,
monthly principal and interest payments
of $11,000 with interest fixed at 6.87%,
maturing February 1, 2009		1,568,000	1,597,000
King’s Court/Terrace mortgage note,
monthly principal and interest payments
of $14,000, with a variable interest rate of LIBOR plus
2.16% (5.52% at December 31, 2006, maximum 5.91%),		2,262,000	2,292,000
maturing on May 1, 2009
Northtown Business Center note, monthly principal and interest payments of $21,000, with interest fixed at 6.87%, maturing
September 1, 2016.		3,139,000	---
Chalet mortgage notes, monthly principal and interest
payments of $38,000, with interest fixed at 6.5%, maturing
October 1, 2008.		5,225,000	5,320,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

The Landings mortgage note, monthly principal and
interest payments of $38,000, with interest fixed at
6.19%, maturing on September 1, 2016.	6,228,000	3,605,000
Barrington Hills mortgage note, monthly principal and
interest payments of $37,000, with interest fixed at
6.035% through 2009, maturing on July 1, 2029.	5,425,000	5,534,000
Arbor Gate mortgage note, with a variable interest rate
of LIBOR plus 2.26% (6.25% at July 31, 2006,
maximum 6.25%), maturing September 1, 2011.
Arbor Gate was sold on July 24, 2006.	---	3,034,000
Waverly mortgage note, with a variable interest rate
of LIBOR plus 2.26% (6.29% at February 28, 2006,
maximum 6.25%), maturing September 1, 2011.
Waverly’s note was paid off on February 17, 2006.	---	4,187,000
Bicycle Club mortgage note, monthly principal and
interest payments of $69,000, with a fixed interest
rate of 6.19%, maturing on September 1, 2016.	11,210,000	8,633,000
	$39,132,000	40,685,000

On February 17, 2006, the Waverly note was paid in its entirety.

On July 24, 2006, the Arbor Gate Apartments were sold and the related note payable was paid in connection with the sale.

The Bicycle Club mortgage note was refinanced by NorthMarq Capital, Inc. and Freddie Mac on August 25, 2006 and is secured by a mortgage on Bicycle Club, an assignment of rents, and a security agreement. A gain of $219,000 was recognized upon extinguishment of this debt. The mortgage note matures on September 1, 2016 with an extension period of 12 months at a variable interest rate. Prior to this refinancing the mortgage note required interest only payments of $48,000 with a fixed interest rate of 5.29%.

The Landings mortgage note was refinanced by NorthMarq Capital, Inc. and Freddie Mac on August 31, 2006 and is secured by a mortgage on The Landings, an assignment of rents, and a security agreement. In connection with the refinancing, the Trust was required to deposit $135,000 into a replacement reserve account to fund necessary capital improvements. The mortgage note matures on September 1, 2016 with an extension period of 12 months at a variable interest rate. Prior to this refinancing the mortgage note had monthly principal and interest payments of $28,000 at a fixed interest rate of 7.66%.

The Forest Park mortgage note provides for the assignment of rents, and the related security agreement required an initial deposit of $82,000 into a replacement reserve account. This amount has been paid back to the Trust for various capital expenditures.

The Chalet, Landings and Barrington mortgage notes, secured by the respective properties, require either a capital improvement reserve or a replacement reserve.

The ACI mortgage was assumed by an unrelated third party on December 8, 2006. (See Note 5)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

The following is a summary of scheduled debt maturities:

Year:		Amount
2006		616,000
2007		7,161,000
2008		2,562,000
2009		483,000
2010		514,000
Thereafter		27,796,000
	Total	$39,132,000

(4) Rental Revenues Under Operating Leases

Minimum future rental revenues under non-cancelable operating leases greater than one year in effect as of December 31, 2006 are as follows:

Year:		Total

2007		844,000
2008		867,000
2009		889,000
2010		900,000
2011		820,000
	Total	$4,320,000

In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in other revenues approximated $47,000 for the year ended December 31, 2006.

(5)  Contingencies

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

On September 3, 2004, ACI Financing and the Trust received a letter from Principal Global Investors, LLC, as primary servicer to the Lender, pursuant to which the Lender declared the sale to be an event of default under the loan documents. The Lender further took the position that ACI Financing and the Trust (as a limited guarantor) are now fully liable under the loan documents and the guaranty and reserved all rights afforded the Lender under the loan documents. The Lender declared that interest shall accrue on the entire principal balance at the “Default Rate” of 12.63%, which is equal to 4% per annum above the applicable interest rate. The Trust disagreed with the Lender’s claim that the Trust’s limited guarantee extended to the default rate of interest.

As indicated above, FOR 1031 and DBSI are obligated to indemnify ACI Financing for any default interest that ACI Financing must pay under the loan documents with the Lender. In October 2004 the Lender charged ACI Financing with default interest for the month ending September 30, 2004. This amount was subsequently paid to the Lender by DBSI. Total default interest paid by ACI Financing, L.L.C. was approximately $50,000. The Lender charged ACI Financing with default interest in the amounts of $165,000 and $159,000 for the twelve months ended December 31, 2005 and December 31, 2006 respectively, which was subsequently paid to ACI Financing by DBSI. Interest income and interest expense of $486,000 and $525,000 is reflected in the 2006 and 2005 financial statements respectively, representing the aggregate interest and default interest on the loan paid by FOR 1031 to ACI Financing. ACI Financing’s loan documents with the Lender also (i) included a due on sale clause that allows the Lender to declare the entire principal amount and accrued interest due immediately upon an event of default and (ii) provides that in an event of a default and acceleration of the loan, ACI Financing must pay the Lender a “Make Whole Premium,” which is defined to mean the greater of (i) one percent (1%) of the outstanding principal amount of the loan or (ii) a premium calculated by determining the present value of the payments to be made in accordance with the promissory note discounted at the yield on the applicable US Treasury Issue for the number of months remaining from the date of acceleration to the maturity date.

As a result of the sale, the Trust recorded a gain of approximately $2,116,000 after deducting the costs of the sale and the net book value of the assets sold. Accounting rules required the Trust to defer approximately $1,100,000 in sales proceeds. The net book gain was reduced by this amount. This amount represented the Make Whole Premium at the closing date that would have been required if the Lender accelerated the obligation at the time of the sale. The period-to-period change in the value of the Make Whole Premium has been recorded in discontinued operations for the period in which the change occurs. Increases in the calculated amount of the Make Whole Premium are represented as decreases in income from discontinued operations and decreases in the calculated amount of the Make Whole Premium are represented as increases in income from discontinued operations. Any proceeds received from FOR 1031 related to the indemnification requirements would have been recorded when such proceeds are received. The Lender did not accelerate this obligation and it was paid pursuant its regular schedule. The balance of the Make Whole Premium at December 31, 2005 was $741,000.

On December 8, 2006, the Lender consented to (i) the transfer of the interest of ACI Financing in the ACI Building to FOR 1031 and (ii) FOR 1031’s assumption of ACI Financing’s obligations under ACI Financing’s existing loan from the Lender secured by the ACI Building (the “Lender’s Consent”). As a result of the Lender’s Consent, on December 8th, 2006, ACI Financing and the Trust, the limited guarantor, instructed the title company to cancel the Promissory Note and reconvey the Deed of Trust to FOR 1031. Also, in connection to the Lender’s Consent, the Wrap Around Loan Documents were terminated, except the indemnity agreement.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

Based upon the lender’s consent to the transfer and assumption of the loan by FOR 1031, the Trust recognized the deferred gain at the time of the transfer which totaled $741,000. This amount was recognized as income from discontinued operations.

In addition, the note receivable and the note payable with FOR 1031 were reversed and eliminated from the Trust’s accounts with no net impact to net income.

As a result of Principal approving the loan transfer, the Trust’s remaining obligation to this property is limited to certain environmental-related guarantees in the opinion of management and legal counsel. Correspondence with Principal indicates it may interpret the guaranty more broadly than management. Management believes that other than the limited environmental guaranty it has no other obligation and would intend to vigorously defend this position if future circumstances require. Management believes there is no continuing obligation pertinent to this property that would preclude recognition of the deferred gain on sale recognized as part of discontinued operations in the fourth quarter of 2006.

On June 14, 2005, the Trust entered into a real estate purchase agreement to purchase Westgate Park Apartments II in Temple, Texas, pursuant to which the Trust made an earnest money deposit of $100,000. The Trust is in a dispute with the seller over the failure to disclose the 2005 property tax assessment against the property and has filed a lawsuit against the seller. The Trust has requested a reduced purchase price from the original $4.75 million which was comprised of (i) the $100,000 deposit, (ii) the Trust’s assumption of a mortgage loan of Lehman Brothers Bank, FSB (the “Lender”) in the amount of $3,800,000 (the “Existing Mortgage”) and (iii) the balance of approximately $940,000 payable in cash on the closing date. The seller has requested the escrow agent to release the deposit to seller. Management believes the Trust is entitled to a return of the $100,000 deposit if the transaction is not ultimately closed. The case is set for trial in the Circuit Court of Clay County, Missouri starting on June 18, 2007.

(6) Related Party Transactions

Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust’s properties. The Trust paid Maxus Properties, Inc. property management fees (including fees related to discontinued operations) of $402,000 and $391,000 for the years ended December 31, 2006 and 2005, respectively. Management fees are determined pursuant to management agreements that provide for fees calculated as a percentage of monthly gross receipts (as defined) from the properties’ operations and reimbursement of payroll related costs. At December 31, 2006 and 2005, the properties pay a management fee between 3% and 5% of receipts. At December 31, 2006, and 2005, $104,000 and $100,000, respectively, was payable to Maxus Properties, Inc. for accrued payroll, and direct expense reimbursement and $93,000 and $36,000 respectively, was payable for accrued management fees.

Certain Maxus Properties, Inc. employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $1,096,000 and $978,000 of payroll costs in 2006 and 2005, respectively, that have been reimbursed to Maxus Properties, Inc.

In January 2007, the Trust’s Audit Committee approved $107,750 in fees for administrative services provided by Maxus Properties, Inc. The fees were incurred primarily for refinancings undertaken and acquisitions made in 2006. The refinancing fees of $50,000 have been deferred and are being amortized over the term of the debt. The acquisition fees were expensed as general and administrative expenses in 2006. At December 31, 2006 the entire balance of $107,750 was accrued and included in accounts payable.

In 2005, the Trust acquired Bicycle Club through a merger between a wholly-owned subsidiary of MOLP and Secured Investment Resources Fund L.P., III, a Missouri limited partnership (“SIR III”). David L. Johnson,

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

Chairman, Chief Executive Officer and President of the Trust and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, was the principal owner and President of Nichols Resources, Ltd., the general partner of SIR III. Mr. Johnson, together with his wife, jointly owned approximately 85% of Bond Purchase, L.L.C. (“Bond Purchase”), a 7.81% limited partner in SIR III and the sole owner of SIR III’s general partner. Mr. Johnson is also an affiliate of Paco Development, L.L.C. (“Paco”), which was a 2.43% limited partner in SIR III. Monte McDowell, Bob Kohorst and Chris Garlich, each of whom are trustees of the Registrant, were the beneficial owners of 20.3%, 8.0% and 6.5%, respectively, of SIR III’s partnership units. Bond Purchase and Paco received approximately 30,811 MOLP Units in connection with the consummation of the Bicycle Club merger transaction.

(7)  Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Trust to disclose fair value information of all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Trust’s financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, escrows and reserves, accounts receivable, accounts payable, prepaid rent and accrued expenses, other accrued liabilities, real estate taxes payable, and refundable tenant deposits. The carrying value of these assets and liabilities in the consolidated balance sheets are assumed to approximate fair value.

The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust’s debt at December 31, 2006 and 2005 are summarized as follows:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	amount	Fair value	amount	fair value
Fixed rate notes	$36,870,000	37,498,000	31,172,000	32,022,000
Floating rate notes	2,262,000	2,262,000	9,513,000	9,513,000

Fair value estimates are made at a specific point in time, are subjective in nature, and involve uncertainties and matters of significant judgment. Settlement of the Trust’s debt obligations at fair value may not be possible and may not be a prudent management decision.

(8) Mergers and Acquisitions

Acquisition of Apartments

On July 1, 2005, the Trust, through one of the Trust’s wholly-owned subsidiaries of its operating limited partnership, MOLP, acquired Bicycle Club Apartments (“Bicycle Club”), a 312-unit apartment complex located in Kansas City, Missouri. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$182,000
In-place leases	322,000
Investment property	11,769,000
Total assets acquired	12,273,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

Current liabilities	$(311,000)
Mortgage note payable	(8,695,000)
Total liabilities assumed	(9,006,000)

Net assets acquired	$3,267,000

The Bicycle Club’s debt was refinanced on August 25, 2006 and the related debt premium balance of $219,000 was recorded as a gain on debt extinguishment at the time of refinancing.

The total consideration paid for the property was $3,267,000. In connection with the merger, the Trust issued 35,884 MOLP limited partnership operating units valued at $502,000 and made cash payments totaling $2,765,000.

On August 30, 2006, a wholly-owned subsidiary of the Trust, Northtown Business Center, L.L.C., purchased approximately 12.44 acres of land and an industrial building containing approximately 240,000 rentable square feet of industrial and related office and mezzanine space located in North Kansas City, Missouri. The Trust funded the acquisition of the Property with cash and escrows of $2,169,000 and a mortgage loan of $3,150,000. The value assigned to intangible assets totaled $279,000 which is comprised exclusively of in-place leases.

On November 17, 2006, a wholly-owned subsidiary of the Trust, North Winn Acquisition, L.L.C. purchased Valley Forge Apartments (“Valley Forge”), an 88-unit apartment complex located in North Kansas City, Missouri for $2,450,000 and funded the acquisition of the Valley Forge property with cash and escrows of $805,000 and a mortgage loan of $1,715,000. North Winn Acquisition, L.L.C. owns two apartment complexes, Valley Forge and Forest Park. The value assigned to intangible assets totaled $100,000 comprised exclusively of in-place leases.

(9) Conditional Asset Retirement Obligations

The Trust records asset retirement obligations in accordance with SFAS No. 143. At December 31, 2006 the Trust has a liability for $46,000 recorded for a conditional asset retirement obligation at two of its apartment complexes.

(10) Discontinued Operations/Involuntary Conversions

The Trust has reclassified its Consolidated Balance Sheet as of December 31, 2006 and has presented its Consolidated Statement of Operations for the year ended December 31, 2006 and 2005 to reflect discontinued operations of the Arbor Gate Apartments, (“Arbor Gate”) and the Waverly Apartments, (“Waverly”).

The Board decided the need to sell the properties in May 2006 after careful consideration of the devastating effects of Hurricane Katrina both to the properties and to the regional economy. As a result of Hurricane Katrina, the Waverly Apartments were completely destroyed and remain uninhabitable. Management and the Board agreed that due to the delay of “new” construction, the inability to receive raw materials for rebuilding, the suffering job market and the increased costs of insurance, it would be prudent to pull out of this geographical location and reinvest its proceeds from the sale of these two assets in another market.

On July 21, 2006, Arbor Gate Acquisition, L.L.C., completed the sale of its multi-family unit apartment complex, Arbor Gate Apartments for a cash price of $6,100,000, adjusted for standard prorations from an unrelated third party. At closing, the existing mortgage loan on Arbor Gate in the approximate amount of $3,100,000 was satisfied and a brokerage fee of 2.5% and other prorated items and expenses were paid,

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

resulting in net cash proceeds to the Trust of approximately $2,700,000. The proceeds from the sale of Arbor Gate were used for the acquisition of two properties, Northtown Business Center and Valley Forge Apartments. The Trust elected to structure the acquisition of Northtown Business Center and Valley Forge Apartments as a like-kind exchange using the Arbor Gate sale proceeds in accordance with §1031 of the Internal Revenue Code. Therefore, the tax gain derived from the sale of Arbor Gate is expected to be deferred indefinitely.

The following table represents the gain from the sale of Arbor Gate:

Arbor Gates' sale price	$6,100,000
Less commissions & other closing costs	(173,000)
Net sale price	$5,927,000
Less net book value	(4,525,000)
Gain on disposition	$1,402,000

The Waverly property is actively being marketed for sale and is expected to sell at an amount equal to or greater than its net book value. The property’s net book value at December 31, 2006 is $128,000. The sale of this asset is expected to be completed within one year.

Condensed financial information for Arbor Gate and Waverly are as follows:

DISCONTINUED OPERATIONS
(ARBOR GATE AND WAVERLY)
BALANCE SHEET

Assets		Dec. 31, 2006
Investment property
Land		$128,000
Buildings and improvements		---
Personal property		---
Construction in progress		---
		128,000
Less accumulated depreciation		---
Total investment property, net		128,000

Escrows and reserves		---
Insurance claims receivable		---
Prepaid expenses and other assets		---
Deferred expenses, less accumulated amortization		---
Assets of discontinued operations - property held for sale		$128,000

Liabilities:
Mortgage notes payable	$	---
Account payable, prepaid rent and accrued expenses		148,000
Real estate taxes payable		56,000
Refundable tenant deposits		---
Liabilities of discontinued operations - property held for sale		$204,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

DISCONTINUED OPERATIONS
(ARBOR GATE AND WAVERLY)
STATEMENTS OF OPERATIONS

	Year Ended
	Dec. 30,	Dec. 30,
Revenue:	2006	2005
Rental	389,000	1,140,000
Other	16,000	126,000
Total revenues	405,000	1,266,000
Expenses:
Depreciation and amortization	41,000	431,000
Repairs and maintenance	50,000	148,000
Turn costs and leasing	6,000	67,000
Utilities	25,000	110,000
Real estate taxes	68,000	163,000
Insurance	61,000	99,000
Property management fees - related parties	20,000	63,000
Other operating expenses	83,000	168,000
Total operating expenses	354,000	1,249,000
Net operating income	51,000	17,000
Interest income	32,000	---
Interest expense	(260,000)	(386,000)
Insurance recoveries in excess of cost (1)	871,000	---
Net income (loss) before sale	694,000	(369,000)
Gain on sale of Arbor Gate (2)	1,402,000	---
Income (loss) from discontinued operations -ACI (2)	741,000	307,000
Income (loss) from discontinued operations	$2,837,000	(62,000)

(1) Represents insurance recoveries in excess of cost. See below for discussion.

(2) As described in Note 5, the Trust recognized the deferred gain related to the sale of the ACI building upon the transfer of the loan to an unrelated third party in the fourth quarter of 2006.

On August 29, 2005, Arbor Gate and Waverly sustained extensive damages caused by Hurricane Katrina. The rehabilitation of Arbor Gate due to the damages was ongoing at December 31, 2005 and was completed during the year ended December 31, 2006. Waverly has not been rehabilitated. Both properties were insured for property damage resulting from Hurricane Katrina.

As of the date of the hurricane, the estimated total net book value of the assets destroyed at Arbor Gate and Waverly was $6,159,000. An insurance receivable for this amount was recorded during 2005 due to expected recovery from the insurance carriers. During the year ended December 31, 2005, the Trust received a total of $5,600,000 from the insurance carriers resulting in a receivable at December 31, 2005 of approximately $560,000. During the year end December 31, 2006, the Trust received additional sums totaling approximately $1,430,000. Amounts received in excess of the recorded receivable were recognized as a gain of approximately

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

$871,000 after the Trust determined there were no remaining contingencies on recoveries received. Of the $1,430,000 approximately $344,000 has been received from the excess property carrier. The recovery from the excess property carrier represents the undisputed portion of that claim. The Trust is still seeking additional amounts from the excess property carrier and has filed litigation in regard to this matter as described below. The final recovery from the carriers for Waverly cannot be estimated at this time.

The Trust had various discussions with its excess insurance carrier, RSUI Indemnity Company (“RSUI”) concerning amounts the Trust believes it is owed pursuant to its insurance policy. The Trust has reached settlements with its flood and primary wind carrier as discussed above. However, because management and RSUI have failed to reach an agreement regarding the scope of damages and the associated costs specifically related to the insurance claims filed on behalf of Waverly, the Trust filed a lawsuit on September 7, 2006 against RSUI in the United States District Court for the Western District of Missouri. The lawsuit alleges breach of contract and vexatious refusal by RSUI for its failure to fulfill its indemnity obligations under the commercial property insurance policy issued to the Trust by RSUI covering Waverly Apartments. The Trust intends to vigorously pursue this matter. At this date, the amount of any additional recovery and the ultimate resolution of this matter cannot be estimated.

(11) Segment Reporting

The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers.

With the acquisition of Northtown Business Center, a multi-tenant warehouse/manufacturing facility located in North Kansas City, Missouri, the Trust has two reportable operating segments--apartments and a commercial building. The Trust’s management evaluates the performance of each segment based on profit or loss from continuing operations. The accounting policies of the segments are the same as those of the Trust.

Following is information for each segment for the year ended December 31, 2006:

		Loss		Depreciation
	Total	Continuing	Capital	and	Interest	Discontinued
	Revenue	Operations	Expenditures	Amortization	Expense	Operations	Assets(1)
Apartments	$7,882,000	(421,000)	1,091,000	2,025,000	2,543,000	2,096,000	40,370,000
Commercial Bldg.	326,000	45,000	10,000	68,000	75,000	---	5,250,000
Parent & Other*	---	(248,000)	---	---	---	741,000	8,486,000
Subtotal	8,208,000	(624,000)	1,101,000	2,093,000	2,618,000	2,837,000	54,106,000
Minority interest	---	20,000	---	---	---	(93,000)	_________
Total	$8,208,000	(604,000)	1,101,000	2,093,000	2,618,000	2,744,000	54,106,000

* Other is the ACI Building.

(1) The assets do not include assets from discontinued operations.

At December 31, 2005, there was only one reportable segment.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

(12) Supplementary Quarterly Data (Unaudited)

		March 31	June 30	September 30	December 31

2006:
Total revenues		$2,001,000	1,982,000	1,997,000	2,228,000
Loss from continuing operations		(10,000)	(218,000)	(205,000)	(172,000)
Income from discontinued operations		45,000	126,000	1,179,000	1,395,000
Total income (loss)		$35,000	(92,000)	974,000	1,223,000

Loss per share from
continuing operations	$	---	(0.16)	(0.15)	(0.12)
Income (loss) per share from
discontinued operations		0.03	(0.09)	.84	1.00
Total income (loss) per share		$0.03	(0.07)	.69	0.88

2005:
Total revenues		$1,384,000	1,387,000	1,909,000	1,951,000
Loss from continuing operations		(129,000)	(186,000)	(388,000)	(328,000)
Income (loss) from discontinued
operations		96,000	(92,000)	19,000	(83,000)
Total loss		$(33,000)	(278,000)	(369,000)	(411,000)

Loss per share from
continuing operations		$(.10)	(0.14)	(0.30)	(0.24)
Income (loss) per share from
discontinued operations		0.07	(0.07)	.01	0.06
Total loss per share		$(0.03)	(0.21)	(.29)	(0.30)

The information above correctly presents revenues and income (loss) from continuing and discontinued operations from the Trust’s 2006 Form 10-QSB filings. However, certain reclassifications occurred during 2006, and as a result, the Trust revised its 2005 and first quarter 2006 presentation of the discontinued operation.

(13) Investments

The Trust applies SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”) for its investments in equity securities. Upon acquisition, the Trust classifies its equity securities as trading securities. This classification is evaluated at each reporting date. Unrealized holding gains and losses for trading securities are included in earnings and reported in statements of operations. Dividend and interest income is included in earnings.

During the quarter ended March 31, 2005, the Trust invested $21,000 in equity securities of real estate investment trusts. Such securities are included in the caption prepaid and other assets and are classified as trading securities in accordance with the provisions of SFAS 115. The aggregate fair value on December 31, 2006 of these equity securities was approximately $12,000.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005

(14)  Subsequent Events

Dividend

On December 20, 2006 at a special board meeting, the Board of Trustees of Maxus Realty Trust, Inc. (the “Registrant”) approved the payment of a special cash dividend at $.20 per share payable to the holders of record on January 3, 2007 of the Registrant’s $1.00 par value, common stock. The dividend was paid on January 31, 2007.

Highland Pointe Acquisition

On January 11, 2007, Highland Pointe Acquisition, L.L.C., a newly formed, wholly-owned subsidiary of MOLP, purchased all of the preferred and common membership interests in West OKC HighlandPointe Associates, LLC (“OKC”). OKC owns a 232 unit apartment community located in Yukon, Oklahoma (the “Oklahoma Property”) located approximately 15 miles west of downtown Oklahoma City and constructed in 2004 from an unrelated third party.

The purchase price was approximately $16.25 million, plus closing costs of approximately $15,000. The Trust funded the acquisition of the membership interests from cash on hand of approximately $3.365 million and the assumption of a construction mortgage loan with an outstanding loan balance of approximately $12.7 million that currently encumbers the Oklahoma Property. The Trust’s assumption of the loan was approved by the lender, Stillwater National Bank and Trust Company, in connection with the Trust’s acquisition of the membership interests. The loan was refinanced on February 2, 2007, with NorthMarq Capital, Inc.

The Trust’s Audit Committee approved certain overhead fees in the amount of $75,000 to be paid to Maxus Properties, Inc., our management company and affiliate, for closing the Highland Pointe transaction. David L. Johnson, our chief executive officer and a current trustee, is the principal owner and President of Maxus Properties, Inc.

Central Texas Marketplace Apartments

As previously reported, effective December 29, 2006 (the “Effective Date”), we entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Central Texas Marketplace Apartments, LLC (the “Seller”). Pursuant to the Purchase Agreement, the Trust agreed to purchase a 216 unit residential apartment complex located in Waco, Texas (the “Property”), subject to our 30 day due diligence review and inspection of the Property that commenced on the Effective Date, which was required to be satisfactory in our sole discretion.

On January 25, 2007, the Registrant terminated the Purchase Agreement, in accordance with its terms, by written notice to Seller (the “Disapproval Notice”). We requested an extension of the due diligence period in the Disapproval Notice, but the Seller did not grant us the extension.

Although we are attempting to negotiate a new purchase agreement with the Seller and have continued discussions with the Seller, we do not know whether a new purchase agreement will be executed or whether a transaction will ultimately be consummated.

TRUSTEES AND OFFICERS

Board of Trustees:

Kevan Acord	Sole shareholder, Kevan Acord, P.A.

Jose Evans	President and sole owner of Assured Quality Title Company

Christopher Garlich	Executive Vice President and member of Bancorp Services, L.L.C.

David L. Johnson	Chairman of the Board, President and Chief Executive Officer of
Maxus Realty Trust, Inc. Founder and Chairman of Maxus
Properties, Inc. (“Maxus”). Maxus specializes in commercial
property management for affiliated owners.

W. Robert Kohorst	President, founding shareholder and majority owner of Everest
Properties II, LLC

Monte McDowell	President, Chief Executive Officer and principal shareholder of
McDowell Holdings, Inc.

Danley K. Sheldon	CEO of Briarcliff Investors, LLC, a private investment company and
President, co-founder, and member of Sheldon Enterprises, LLC that is involved with the development and operation of a casual dining restaurant concept.

Officers:

David L. Johnson	Chairman of the Board, President and Chief Executive Officer

John W. Alvey	Vice President and Chief Financial & Accounting Officer

DeAnn M. Totta	Secretary

Michael P. McRobert	Treasurer

SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
www.amstock.com

Legal Counsel:

Polsinelli Shalton Flanigan Suelthaus PC
Kansas City, Missouri

Independent Registered Public Accounting Firm:

KPMG LLP
Kansas City, Missouri

The following information is available to shareholders without charge upon written request to Diana Graves-Six, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. Second Amended Optional Stock Dividend Plan and Enrollment Card.

Code of Conduct.

Audit Committee Charter.

INVESTMENT PROPERTIES

BARRINGTON HILLS APARTMENTS	BICYCLE CLUB APARTMENTS
LITTLE ROCK, ARKANSAS	KANSAS CITY, MISSOURI

CHALET I & II APARTMENTS	FOREST PARK/VALLEY FORGE APARTMENTS
TOPEKA, KANSAS	KANSAS CITY, MISSOURI

HIGHLAND POINTE APARTMENTS	KING’S COURT/TERRACE APARTMENTS
YUKON, OKLAHOMA	OLATHE, KANSAS

THE LANDINGS AT ROCK CREEK APARTMENTS	NORTHTOWN BUSINESS CENTER
LITTLE ROCK, ARKANSAS	NORTH KANSAS CITY, MISSOURI

WAVERLY APARTMENTS
BAY SAINT LOUIS, MISSISSIPPI

MAXUS REALTY TRUST, INC.
104 ARMOUR ROAD
NORTH KANSAS CITY, MISSOURI 64116