Form 10KSB, Exhibit 13
period 2007-12-31
MAXUS REALTY TRUST INC.
filed 2008-03-27
CIK 748580

2007
ANNUAL
REPORT

FINANCIAL HIGHLIGHTS	(Unaudited)
	YEAR ENDED DECEMBER 31,
FOR THE YEAR:	2007	2006
Rental and other revenues	$11,600,000	$8,208,000
Loss from continuing operations	(1,478,000)	(604,000)
Loss from continuing operations per share basic and diluted	(1.05)	(.43)
Funds from operations (1)	1,650,000	2,049,000

Distributions declared	1,459,000	---
Distributions per share	1.00	---
Paid in current year:
Taxable to shareholders	---	---
Return of capital	1.00	---

AT YEAR END:
Total assets	72,700,000	54,234,000
Investment property – net	64,204,000	43,100,000
Borrowings	59,342,000	39,132,000
Shareholders’ equity	9,423,000	12,451,000
Number of shares outstanding	1,395,000	1,401,000

(1) Represents net income as defined by generally accepted accounting principles (“GAAP”), adjusted for property related depreciation and amortization. See page 7 for further adjustments.  Funds from operations (“FFO”) does not represent cash flows from operations as defined by GAAP. See page 8 for a reconciliation of FFO to GAAP net income.

THE TRUST

Maxus Realty Trust, Inc. (the "Trust") is a corporation formed on June 14, 1984 to make equity investments in income-producing real properties, primarily commercial and light industrial properties. The Trust originally acquired three properties: The Atrium at Alpha Business Center (“The Atrium”), an office building in Bloomington, Minnesota; the Applied Communications, Inc. Building (“ACI Building” or “ACI”), an office building in Omaha, Nebraska; and the Franklin Park Distribution Center (“Franklin Park”), a warehouse and distribution facility in suburban Chicago, Illinois. In 2001, Franklin Park was sold. In May 2003 The Atrium was sold. In August 2004 ACI was sold. In 2000 the Trust acquired Forest Park Apartments (f.k.a. North Winn Apartments) (“Forest Park”), a 110-unit multi-family apartment complex in Kansas City, Missouri. In 2001 the Trust acquired the following properties: King’s Court Apartments an 82-unit multi-family apartment complex in Olathe, Kansas, The Landings at Rock Creek Apartments (“The Landings”), a 154-unit multi-family apartment complex in Little Rock, Arkansas, Chalet I and Chalet II Apartments (“Chalet”), a two-phase, 234-unit multi-family apartment complex in Topeka, Kansas, and Barrington Hills Apartments (“Barrington Hills”), a 232-unit multi-family apartment complex in Little Rock, Arkansas. In May 2004 the Trust acquired the Terrace Apartments, an 84-unit multi-family apartment complex in Olathe, Kansas. Terrace Apartments and King’s Court Apartments are operated as one entity (“King’s Court/Terrace”). In September 2004 the Trust acquired Arbor Gate Apartments (“Arbor Gate”) and Waverly Apartments (“Waverly”), a 120-unit multi-family apartment complex in Picayune, Mississippi, and a 128-unit multifamily apartment complex in Bay Saint Louis, Mississippi, respectively. In 2006 Arbor Gate was sold. In July 2005 the Trust acquired Bicycle Club Apartments (“Bicycle Club”), a 312-unit multi-family apartment complex located in Kansas City, Missouri. In August 2006 the Trust acquired Northtown Business Center, and industrial/warehouse facility located in North Kansas City, Missouri. In November 2006 the Trust acquired Valley Forge Apartments (“Valley Forge”), an 88-unit multi-family apartment complex in Kansas City, Missouri. Valley Forge and Forest Park are operated as one entity. In January 2007 the Trust acquired Highland Pointe Apartments, a 232-unit apartment community in Yukon, Oklahoma, approximately 15 miles west of Oklahoma City, Oklahoma. In November 2007 the Trust acquired Regency North Apartments (“Regency North”), a 180- unit apartment complex in Kansas City, Missouri. Since 1985, the Trust has qualified as a real estate investment trust ("REIT") under the Internal Revenue Code.

                                2007 ANNUAL REPORT

MARKET INFORMATION

The Trust's common stock trades on The Nasdaq Capital Market under the symbol MRTI. The Nasdaq high and low prices for the shares during 2007 and 2006 were as follows:

2007		HIGH	LOW
	First Quarter	$13.85	$10.27
	Second Quarter	$13.60	$11.01
	Third Quarter	$12.60	$9.81
	Fourth Quarter	$11.00	$9.31

2006		HIGH	LOW
	First Quarter	$14.50	$12.01
	Second Quarter	$14.48	$9.40
	Third Quarter	$14.98	$12.25
	Fourth Quarter	$18.00	$12.50

As of January 10, 2008, there were 286 shareholders of record.

NASDAQ

The Trust’s common stock is listed on The Nasdaq Capital Market LLC. Effective December 14, 2007, listing of the Trust’s common stock was transferred from the Nasdaq Global Market to the Nasdaq Capital Market.

DIVIDENDS

A $.20 per share distribution was paid on January 31, April 30, June 21, September 20, and December 28, 2007. Of the $1.00 total distributions per share paid in 2007, $1.00 was classified as non-taxable distributions, return of capital.  No dividends were paid in 2006.  On February 25, 2008 the Board of Trustees of the Registrant approved a $.20 per share cash dividend to be paid on or about March 21, 2008.

February 14, 2008

To Our Shareholders:

We are pleased to present our 2007 financial report.

During 2007, the Trust expanded its real estate holdings by the addition in January of the Highland Pointe Apartments, a 232-unit apartment community located in Yukon, Oklahoma, and in November the Trust acquired Regency North Apartments, a 180-unit apartment complex in Kansas City, Missouri.

The Trust reinstated its dividends and distributed a $.20 per share dividend in each of the four quarters in 2007 and one special dividend of $.20 per share in January of 2007.

In 2008, the Trust intends to continue its efforts to identify investment opportunities in the real estate market that are accretive to our business. The Trust continues to evaluate opportunities to improve the operation of the Trust and to provide quality returns on the shareholders’ investment in the Trust.

Sincerely,

MAXUS REALTY TRUST, INC.

/s/ David L. Johnson
David L. Johnson
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Trust operates rental real estate in two key segments, apartments and commercial. The Trust currently operates nine apartment communities and a multi-tenant warehouse/manufacturing facility. Cash is primarily generated by renting apartment units or warehouse/manufacturing space to tenants, or securing loans with the Trust’s assets. Cash is used primarily to pay operating expenses (repairs and maintenance, payroll, utilities, taxes, and insurance), make capital expenditures for property improvements, repay principal and interest on outstanding loans and pay cash distributions to shareholders. The key performance indicators for revenues are occupancy rates and rental rates. Revenues are also impacted by concessions (discounts) offered as rental incentives. The key performance indicator for operating expenses in the apartment sector is total operating expense per apartment unit. A significant change in the turnover rate of rental units can also cause a significant change in operating expenses. Management also evaluates total taxes, utilities and insurance rates for each property.

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

The Trust’s previous expectation was that demand in its apartment housing locations would strengthen in fiscal year 2008.  However, with the current volatility in the credit markets and in the single-family home mortgage market, growth in demand has been restrained, but it has not stopped or reversed.  Our apartment segment continues to improve with the level of tenant concessions slowly declining, and with limited rental increases being implemented.  Provided the economy does not deteriorate, we expect this to continue for the balance of fiscal 2008 and into fiscal 2009, due to the tightening of credit standards which prevents many apartment renters from purchasing single family homes, condominium or townhome units.  If these trends are correct and if the trends continue, the Trust believes it should improve revenues. In such case, the Trust also believes variable operating expenses will also tend to increase, but fixed expense coverage would improve.

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

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP.  Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. The Trust believes the UPREIT structure enables it to make additional acquisitions of properties from tax-motivated sellers. As an UPREIT, the Trust may issue limited partnership operating units to tax-motivated sellers who contribute properties to MOLP, which allows those sellers to realize certain tax benefits that would be unavailable to them if the Trust purchased those properties directly for cash or common stock. As of December 31, 2007, minority holders of MOLP own 85,072 limited partnership operating units, or approximately 5.75% of the partnership interest in MOLP.

Each of the apartment complexes and Northtown Business Center are owned by single member limited liability companies that are directly owned by MOLP. Maxus Properties, Inc. provides property management services for each of the Trust’s properties.

LIQUIDITY AND CAPITAL RESOURCES

Comparison of Consolidated Results

Cash and cash equivalents as of December 31, 2007 was $5,537,000, a decrease of $2,933,000 from the balance of $8,470,000 at December 31, 2006.

Net cash provided by operating activities increased $3,000 to $2,171,000 for the year ended December 31, 2007. The major components of the increase during 2006 was (i) the increase in depreciation and amortization of $1,040,000, (ii) the gain on the payoff of the ACI loan in the amount of $741,000 and (iii) the gain on the sale of Arbor Gate in the amount of $1,402,000.  In addition, there were increases in other various accounts in the amount of $651,000.

Net cash used in investing activities was $5,508,000 comprised primarily of $3,420,000 to purchase Highland Pointe Apartments and $503,000 for the acquisition of Regency North Apartments.  The cash used for capital expenditures was $1,573,000 in 2007, an increase of $472,000 due to the acquisitions of Highland Pointe and Regency North in 2007.

Net cash provided by financing activities was $404,000. The majority of the cash received, $2,507,000, was due to the net proceeds received resulting from refinancing of Highland Pointe and Chalet’s loan. The remaining activity represents principal payments on mortgage notes payable.  Distributions were paid totaling $1,459,000 and cash was provided as a result of issuance of the Trust’s common stock for $112,000.

Management believes the Trust’s current cash position and the properties’ ability to generate operating and financing cash flows should enable the Trust to fund anticipated operating and capital expenditures in 2008. No assurance can be given as to the actual timing or amount of any additional insurance proceeds from the Waverly property.

Each year the Trust reviews the physical condition of each property it owns. In order for the Trust’s properties to remain competitive, attract new tenants, and retain existing tenants, the Trust plans for a reasonable amount of capital improvements. For the year ended December 31, 2007, the Trust spent approximately $942,000 on capital improvements.   The 2007 capital expenditures were primarily for painting, roof repair, parking/driveway repair and HVAC projects, with the majority of the expenditures expected to be reimbursed from reserves held by lenders. The Trust will continue to evaluate opportunities for the acquisition of investment properties and may incur additional material capital expenditures in connection with these acquisition opportunities.

On October 15, 2007, the Board of Trustees of the Trust approved a stock repurchase program authorizing the Trust to purchase up to 100,000 shares of the Trust’s common stock, par value $1.00. Through December 31, 2007 the Trust had purchased 15,274 shares totaling $157,000.

The Board of Trustees will re-evaluate the Trust’s ability to pay a cash dividend each quarter, including an evaluation of whether the Trust will be required to pay a cash dividend to satisfy the requirement that the Trust pay dividends to its shareholders of at least 90% of its taxable income to continue to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

At this time, management does not believe changes in operations adversely impacting cash flow from operating activities in the foreseeable future is a material risk to the Trust’s operations. As leases of our real property expire, they are expected to be replaced or renewed in the normal course of business over a reasonable period of time.

Contractual Obligations and Commercial Commitments

The following table sets forth information regarding the Trust’s contractual obligations. Management believes the Trust’s current cash position and the properties’ ability to provide operating cash flows should enable the Trust to fund anticipated payments on these obligations in 2008.

As of December 31, 2007

                                        Payments Due by Period
	Less
Contractual Obligations	than 1	1-3	4-5	After 5
	year	Years	years	years	Total
Long-Term Debt and Interest	$5,738,000	15,037,000	7,463,000	59,603,000	$87,841,000

Reference is also made to Note 3 of Notes to Consolidated Financial Statements incorporated herein by reference for a description of mortgage indebtedness secured by the Trust’s real property investments. Reference is made to Note 5 of Notes to Consolidated Financial Statements for a description of the wrap loan executed by the buyer of ACI.

Off-Balance Sheet Arrangements

The Trust does not have any “off-balance sheet arrangements” as defined in Item 303(c) of Regulation S-B promulgated under the Securities Exchange Act of 1934, as amended.

RELATED PARTY TRANSACTIONS

Maxus Properties, Inc., (“Maxus”), manages the Trust’s investment properties. David L. Johnson, the Trust's Chairman, Chief Executive Officer and President and the beneficial owner of more than 10% of the Trust's issued and outstanding common stock, is the chairman and majority shareholder of Maxus. The Trust paid Maxus management fees of $528,000 and $402,000 for the years ended December 31, 2007 and 2006, respectively. Management fees are determined pursuant to management agreements between the Trust and Maxus that provide for fees calculated as a percentage of monthly gross receipts from the properties’ operations, ranging from 3% to 5%. The Trust believes the management fees are similar to fees that would be paid to an unrelated party for management of the properties.

Certain Maxus employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for the Trust’s properties. The Trust recognized $1,602,000 and $1,096,000 of payroll costs for such employees for the years ended December 31, 2007 and 2006, respectively, that have been or will be reimbursed to Maxus. Such amounts are included in repairs and maintenance and other operating expenses in the Trust’s statements of operations.

In January 2007, the Trust’s Audit Committee approved certain fees to be paid to Maxus for certain employees’ time and services rendered in 2006 for the refinancing of the debt on Landings and Bicycle Club. The fees for these transactions totaled $50,000. For the purchase and acquisition of Northtown Business Center and Valley Forge Apartments, and the disposition of Arbor Gate, the Trust’s Audit Committee approved $57,750 in fees paid to Maxus. In 2007, the Trust’s Audit Committee also approved fees totaling $75,000 to be paid to Maxus for certain employees’ time and services rendered in 2007 related to the acquisition of Highland Pointe Apartments. On October 15, 2007 the Trust’s Audit Committee approved $25,000 in fees for the services provided by Maxus in regards to the refinancing of Chalet’s debt.

On November 30, 2007 the Trust acquired Regency North through a merger between a wholly-owned subsidiary of MOLP, Regency North Acquisition, LLC, and Regency North Associates, L.P. (“Regency LP”), a Missouri limited partnership.  David L. Johnson, the Trust’s Chairman, President, Chief Executive Officer and a Trustee of the Trust, and the beneficial owner of more than 10% of the Trust’s issued and outstanding common stock, is the principal beneficial owner and President of KelCor, Inc., the general partner of Regency LP, which has a 5% interest in Regency LP. Mr. Johnson, together with his wife, also jointly owns approximately 85% of Bond Purchase, L.L.C., a 28.2057% limited partner in Regency LP. Bond Purchase received approximately 36,833 operating units of MOLP in connection with the consummation of the merger transaction.  John W. Alvey, Treasurer and Principal Financial Officer of the Registrant is an executive officer of KelCor, Inc., the general partner of Regency LP, and a minority beneficial owner and executive officer of Bond Purchase, L.L.C.

The Trust (i) has transferred operating cash of approximately $351,000 as of March 3, 2008 in a checking account with First Missouri National Bank (“First Missouri”) and (ii) deposited cash in a money market account at First Missouri in the amount of $1,719,000 and (iii) holds a certificate of deposit in the approximate amount of $304,000 with First Missouri.  In connection with these deposits, MOLP has obtained a $2,000,000 deposit insurance policy from Kansas Bankers Surety insuring these deposits, in addition to the $100,000 of deposit insurance provided by the Federal Deposit Insurance Corporation.  David L. Johnson, the Trust’s Chairman,

President, Chief Executive Officer and a Trustee of the Trust and the beneficial owner of more than 10% of the Trust’s issued and outstanding common stock purchased approximately   5% of First Missouri’s outstanding common stock on or about October 31, 2007 and has an agreement to purchase an additional 5% of First Missouri's outstanding common stock, subject to regulatory approval.  Mr. Johnson is also an advisor to First Missouri’s Board of Directors. Jose Evans, a Trustee of the Registrant, also purchased approximately 5% of First Missouri’s outstanding common stock on or about October 31, 2007 and has an agreement to purchase an additional 5% of First Missouri's outstanding common stock, subject to regulatory approval.  The Trust’s operating cash is held in a non-interest bearing account, however, the interest on the money market account is a variable rate equal to 3.25% and the June, 2008 CD is a fixed rate of 5% per annum, both of which management believes is a market rate.  The amount of interest earned on these monies was less than $25,000 at First Missouri through December 31, 2007.

RESULTS OF OPERATIONS

The results of operations for the Trust's properties for the years ended December 31, 2007 and 2006 are detailed below.

Funds From Operations (FFO)

The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP.  FFO is a widely used measure of the operating performance of real estate companies and is provided here as a supplemental measure to GAAP net income available to shareholders and earnings per share.

The white paper on FFO approved by the board of governors of NAREIT” defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus property related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. In 1999, NAREIT clarified the definition of FFO to include non-recurring events, except for those that are defined as “extraordinary items” under GAAP and gains and losses from sales of depreciable operating property. In 2002, NAREIT clarified that FFO related to assets held for sale, sold or otherwise transferred and included in results of discontinued operations should continue to be included in consolidated FFO.

The Trust computes FFO in accordance with the guidelines established by the white paper, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, distributions or other commitments and uncertainties. FFO should not be considered as a substitute for net income (determined in accordance with GAAP) as an indication of the Trust’s financial performance or cash flows from operating activities (determined in accordance with GAAP) as a measure of the Trust’s liquidity, nor is it indicative of funds available to fund the Trust’s cash needs including its ability to make distributions. The Trust believes FFO is helpful to investors as a measure of the performance of the Trust. In the table below, revenue, expenses, net income and property related depreciation and amortization were determined in accordance with GAAP. The addition of property related depreciation and amortization to, and the elimination of the (gain) loss on sale from, net income results in FFO, which is not determined in accordance with GAAP.

Reconciliation of Funds From Operations to Net Income Available to Shareholders

	Year Ended
	Dec. 31,	Dec. 31,
	2007	2006
Net income (loss)	$(1,524,000)	2,140,000
Plus
Property related depreciation and amortization	3,174,000	2,093,000
Less
Gain on Arbor Gate	---	(1,402,000)
Gain on ACI sale	---	(741,000)
Depreciation and amortization on discontinued operations property	---	(41,000)
Funds from operations	$1,650,000	2,049,000	(1)
(1) Includes insurance recoveries of $871,000 received in excess of receivable recorded at beginning of period.

Occupancy
OCCUPANCY LEVELS AT DECEMBER 31,

	2007	2006
Arbor Gate (1)	n/a	75%
Barrington Hills	84%	88%
Bicycle Club	92%	93%
Chalet	96%	96%
Forest Park/Valley Forge (2)	89%	89%
Highland Pointe (3)	94%	n/a
King’s Court/Terrace	92%	94%
The Landings	99%	85%
Northtown Business Center (4)	95%	95%
Regency North (5)	94%	n/a
Waverly	0%	0%

(1)	Arbor Gate was sold in July 2006.
(2)	Valley Forge was acquired in November 2006. Forest Park/Valley Forge are operated as one property.
(3)	Highland Pointe was acquired in January 2007.
(4)	Northtown Business Center was acquired in August 2006.
(5)	Regency North was acquired on November 30, 2007.

Forest Park/Valley Forge was 89% occupied at December 31, 2007. Tenant concessions have been necessary to compete with the existing competition in that area. Bicycle Club was 92% occupied at December 31, 2007. The property is experiencing fewer turnovers this year compared to last year, mostly due to a decrease in home buying generally. King’s Court/Terrace occupancy was 92% at December 31, 2007. King’s Court/Terrace is located in Olathe, Kansas. Overall occupancy in the Olathe, Kansas market has remained stable, with most competitors’

average occupancy in the high 80% to low 90% range. It appears that the need for tenant concessions is declining due the downward trend in home purchasing. Chalet, which is located in Topeka, Kansas, ended the quarter at 96% occupancy. The average occupancy for competitors in this market is 93%. Chalet offers few concessions due to consistently high occupancy rates. The Landings and Barrington Hills are both located in Little Rock, Arkansas. The average occupancy rate for Little Rock is 93% to 95%. The Landings and Barrington Hills had occupancy rates of 99% and 84%, respectively on December 31, 2007. Barrington’s decrease in occupancy from the same period in 2006 is due in part to a downturn in the rental market in the Little Rock area. Management is currently giving rent concessions to all prospective tenants of Barrington Hills.  Landings has raised their market rents and is giving no concessions currently.  Because of the damages incurred by Hurricane Katrina in August 2005, Waverly is uninhabitable. Waverly is located in Bay Saint Louis, Mississippi. Due to the effects of Hurricane Katrina, competitive conditions in this area of Mississippi continue to be difficult to ascertain at this time. The occupancy at Northtown Business Center is 95%. The commercial and industrial real estate market in North Kansas City continues at a steady growth pace. This is partly due to North Kansas City’s close proximity to downtown Kansas City, easy access and regional centrality. Lease rates at Northtown Business Center are consistent with market prices. Highland Pointe is located in Yukon, Oklahoma. Highland Pointe had an occupancy rate of 94% on December 31, 2007. The average occupancy for competitors in this market is in the upper 80’s to low 90’s. Tenant move outs have decreased and concessions seem to be trending downward due to the increase in renewal leases. Regency North had an occupancy rate of 94% at year end. The average occupancy for competitors in this north Kansas City market is 90 to 94%. At this time Regency is not offering any rent concessions.

Comparison of Consolidated Results

For the year ended December 31, 2007, the Trust’s consolidated total revenues from continuing operations were $11,600,000 compared to $8,208,000 for the year ended December 31, 2006, representing an increase of $3,392,000 (29%). The increase in consolidated revenues relates primarily to the acquisition of Highland Pointe in January, 2007 and Regency North Apartments in November, 2007. The revenue for the year ended December 31, 2007 from Highland Pointe was $1,900,000 which accounts for 56% of the total increase in revenues from December 31, 2006. The Northtown Business Center, acquired in August 2006, provided $918,000 of additional revenue for the year ended December 31, 2007 as compared to the year ended December 31, 2006. The combined revenue for the year ended December 31, 2007 from Forest Park/Valley Forge increased by approximately $422,000 when compared to the same period in 2006 due to the acquisition of Valley Forge in November 2006. Bicycle Club increased $93,000 in revenues for 2007 due to an increase in occupancy.

For the year ended December 31, 2007, the Trust’s consolidated expenses from continuing operations were $10,060,000 compared to $7,159,000 for the year ended December 31, 2006. The increase in expense of $2,901,000 (29%) is due primarily to the 2007 acquisitions of Highland Pointe and Regency North and the acquisitions of Norththown Business Center and Valley Forge in the fourth quarter of 2006. The acquisition of Highland Pointe increased operating expenses by $649,000. Northtown Business Center increased operating expenses by $78,000. The addition of Valley Forge in fourth quarter 2006 increased operating expenses by $176,000 as compared to the year ended December 31, 2006.  Of the $1,081,000 increase in depreciation and amortization expense, $788,000 is due to the acquisition of Highland Pointe. The $124,000 increase in real estate taxes is primarily due to the acquisition of Highland Pointe in 2007. Of the $473,000 increase in utilities, $116,000 is due to the properties acquired in 2007. Other operating expenses increased $265,000 primarily due to the properties acquired in 2007 and 2006. Interest expense increased $726,000 for the year ended December 31, 2007, primarily due to the acquisition of Highland Pointe.

Comparison of Results of Discontinued Operations

For the year ended December 31, 2007, revenues for the Trust’s discontinued operations decreased $405,000 (100%) and operating expenses decreased $305,000 (86%) as compared to 2006. This decrease is primarily due to the sale of Arbor Gate and the uninhabitable Waverly Apartments. See Note 10 to the Consolidated Financial Statements.

MARKET RISK

The Trust has considered the provisions of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments". The Trust had no holdings of derivative financial or commodity instruments at December 31, 2007.

The debt on the Landings is at a fixed rate of 6.19% and matures in 2016 at which time the balance due is anticipated to be $5,368,000; the debt on Chalet is at a fixed rate of 5.79% and matures in 2017 at which time the balance due is anticipated to be $6,860,000; and the debt on Barrington Hills is at a fixed rate of 6.035%, until it is repriced in 2009 and matures in 2029 at which time the balance due is anticipated to be $36,000. The debt on Terrace is at a fixed rate of 6.87% and matures in 2009 at which time the balance due is anticipated to be $2,195,000. The debt on Forest Park is at a fixed rate of 5.29% and matures in 2015 at which time the balance due is anticipated to be $2,005,000. The debt on Valley Forge is at a fixed rate of 5.690% and matures in 2015 at which time the balance due is anticipated to be $1,592,000. The debt on Highland Pointe is at a fixed rate of 5.67% and matures in 2017 at which time the balance due is anticipated to be $11,260,000. The debt on Regency North is at a fixed rate of 7.22% and matures in 2011 at which time the balance due is anticipated to be $4,564,000. The debt on Bicycle Club is at a fixed rate of 6.19% and matures in 2016 at which time the balance due is anticipated to be $9,663,000. King’s Court/Terrace is at a variable rate and matures in 2009 at which time the balance due is anticipated to be $1,509,000. A 100 basis point increase in the variable rate debt on an annual basis would impact net income by approximately $22,000. If the tight credit conditions currently existing continue in 2009, refinancing at comparable rates may be difficult for the loans maturing in 2009. The Bicycle Club, Landings, Valley Forge, and Regency North notes will allow prepayment in full, subject to compliance with the prepayment terms as set forth in the promissory note, including payment of the applicable prepayment premium. The prepayment penalty is the greater of 1% of the amount of principal being prepaid or the yield maintenance calculation as contained in the note. In regards to Northtown Business Center, at closing the Trust paid a $31,500 nonrefundable prepayment buy-out payment which allowed the Trust to prepay all or part of the outstanding principal balance of the mortgage loan on any monthly payment date without payment of any further prepayment charge or fee.

INFLATION

The effects of inflation did not have a material impact on the Trust's operations in fiscal 2007 or 2006 and are not anticipated to have a material impact in fiscal 2008 or 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this section and located elsewhere in this Annual Report regarding the prospects of our industry and our prospects, plans, financial position, future performance and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: (i) the ability to retain tenants, (ii) general economic, business, market and social conditions, (iii) trends in the real estate investment market, (iv) projected leasing and sales, (v) competition, (vi) inflation, (vii) the cost and availability of mortgage financing and (viii) future prospects for the Trust.  For additional risks, see Item 1 of Part I of the Trust’s December 31, 2007 Form 10-KSB.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.  The forward-looking statements included herein are made only as of the date of this Annual Report, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

Capital Expenditures

For reporting purposes, the Trust capitalizes all carpet, flooring, blinds, appliance and HVAC replacements. The Trust expenses all other expenditures that total less than $10,000 per property.  Expenditures over $10,000 and expenditures related to contracts over $10,000 are evaluated individually for capitalization. Repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized.

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

The Trust follows the provisions of SFAS No. 144. The Trust assesses the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the underlying asset may not be recoverable. Certain factors that may occur and indicate that an impairment may exist include, but are not limited to: significant underperformance relative to projected future operating results; significant changes in the manner of the use of the asset; and significant adverse industry or market economic trends.  If an indicator of possible impairment exists, a property is evaluated for impairment by a comparison of the carrying amount of a property to the estimated undiscounted future cash flows expected to be generated by the property.  If the carrying amount of a property exceeds its estimated future cash flows on an undiscounted basis, an impairment charge is recognized by the amount by which the carrying amount of the property exceeds the fair value of the property. Management estimates fair value of its properties based on projected undiscounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Trust.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Maxus Realty Trust, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheet of Maxus Realty Trust, Inc. and subsidiaries (the “Trust”) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  The consolidated financial statements of Maxus Realty Trust, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006, were audited by other auditors whose report dated March 19, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxus Realty Trust, Inc. and subsidiaries as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
March 13, 2008

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

/s/ KPMG LLP

Kansas City, Missouri
March 19, 2007

MAXUS REALTY TRUST, INC.
Consolidated Balance Sheets
December 31, 2007 and 2006

Assets	2007	2006
Investment property:
Land	$4,327,000	2,403,000
Buildings and improvements	65,170,000	44,663,000
Personal property	5,044,000	3,525,000
	74,541,000	50,591,000

Less accumulated depreciation	(10,337,000)	(7,491,000)

Total investment property, net	64,204,000	43,100,000

Cash and cash equivalents	5,537,000	8,470,000
Escrows and reserves	1,374,000	1,261,000
Accounts receivable	10,000	119,000
Prepaid expenses and other assets	323,000	281,000
Intangible assets, net	396,000	346,000
Deferred expenses, less accumulated amortization	726,000	529,000
Assets of discontinued operations	130,000	128,000
Total assets	$72,700,000	54,234,000

Liabilities and Shareholders’ Equity
Liabilities:
Mortgage notes payable	$59,342,000	39,132,000
Accounts payable, prepaid rent and accrued expenses	1,216,000	1,190,000
Real estate taxes payable	593,000	265,000
Refundable tenant deposits	346,000	244,000
Other accrued liabilities	387,000	46,000
Liabilities of discontinued operations	219,000	204,000
Total liabilities	62,103,000	41,081,000

Minority interest	1,174,000	702,000
Shareholders’ equity:
Preferred Stock, $0.01 par value; Authorized 5,000,000 shares,
no shares issued and outstanding at December 31, 2007 and 2006	---	---
Common stock, $1 par value; Authorized 5,000,000 shares,
Issued, 1,410,000 and outstanding 1,395,000 and 1,401,000 shares
in 2007 and 2006, respectively	1,410,000	1,401,000
Treasury Stock, 15,274 shares at cost	(157,000)	---
Additional paid-in capital	19,233,000	19,130,000
Distributions in excess of accumulated earnings	(11,063,000)	(8,080,000)
Total shareholders’ equity	9,423,000	12,451,000
Total liabilities and shareholder’s equity	$72,700,000	54,234,000
See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Operations
Years ended December 31, 2007 and 2006
		2007	2006
Revenues:
Rental		$10,255,000	7,302,000
Other		1,345,000	906,000
Total revenues		11,600,000	8,208,000

Expenses:
Depreciation and amortization		3,174,000	2,093,000
Repairs and maintenance		1,173,000	1,020,000
Turn costs and leasing		617,000	461,000
Real estate taxes		897,000	621,000
Insurance		475,000	322,000
General and administrative		655,000	436,000
Utilities		1,075,000	602,000
Related party management fee		528,000	402,000
Other operating expenses		1,466,000	1,202,000

Total operating expenses		10,060,000	7,159,000

Net operating income		1,540,000	1,049,000

Other Income and (Expenses):
Interest income		236,000	726,000
Interest expense		(3,344,000)	(2,618,000)
Gain on debt extinguishment		---	219,000

Total other income and (expenses)		(3,108,000)	(1,673,000)
Loss before minority interest and discontinued operations		(1,568,000)	(624,000)
Less minority interest in continuing operations		90,000	20,000
Loss from continuing operations		(1,478,000)	(604,000)
Income (loss) from discontinued operations before minority interest
(includes gain on sale and income from ACI of $2,143,000 in 2006)		(49,000)	2,837,000
Less minority interest in discontinued operations		3,000	(93,000)
Income (loss) from discontinued operations		(46,000)	2,744,000

Net income (loss)		$(1,524,000)	2,140,000

Per share data (basic and diluted):
Loss from continuing operations		$(1.05)	(.43)
Income (loss) from discontinued operations		(.03)	1.96
Total		$(1.08)	1.53

Distributions:
Paid in current year:
Taxable to shareholders	$	---	---
Return of capital		1.00	---
Total paid in current year		$1.00	---

Weighted average shares outstanding, basic and diluted		1,404,000	1,401,000
See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2007 and 2006

					Distribution
	Common Stock		Additional		in excess of	Total
			paid in	Treasury	accumulated	shareholders'
	# of Shares	Amount	capital	Stock	earnings	equity

Balance Dec. 31, 2005	1,401,000	$1,401,000	19,130,000		(10,220,000)	10,311,000

Common stock issued	---	---	---		---	---

Cash Dividends Declared	---	---	---		---	---

Net income (loss)	---	---	---	---	2,140,000	2,140,000

Balance December 31, 2006	1,401,000	$1,401,000	19,130,000	---	(8,080,000)	12,451,000

Common stock issued -Dividend Reinvestment	9,000	9,000	103,000	---	---	112,000

Treasury shares repurchased	---	---	---	(157,000)	---	(157,000)

Cash Dividends Paid ($1.00 per share)	---	---	---	---	(1,459,000)	(1,459,000)

Net income (loss)	---	---	---	---	(1,524,000)	(1,524,000)
Balance December 31, 2007	1,410,000	$1,410,000	19,233,000	(157,000)	(11,063,000)	9,423,000

See accompanying notes to consolidated financial statements.

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2007 and 2006

Cash flows from operating activities:		2007	2006
Net income (loss)		$(1,524,000)	2,140,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest		(94,000)	73,000
Depreciation and amortization		3,174,000	2,134,000
Amortization of loan costs		94,000	175,000
Gain on ACI loan		---	(741,000)
Gain on sale of Arbor Gate		---	(1,402,000)
Amortization of loan premium		(10,000)	(64,000)
Gain on debt extinguishment		---	(219,000)
Changes in accounts affecting operations:
Accounts receivable		109,000	(113,000)
Prepaid expenses and other assets		(1,000)	47,000
Escrows and reserves, net		306,000	118,000
Accounts payable and other liabilities		117,000	20,000
Net cash provided by operating activities		2,171,000	2,168,000
Cash flows from investing activities:
Capital expenditures		(1,573,000)	(1,101,000)
Acquisition of Northtown Business Center		---	(3,207,000)
Acquisition of Valley Forge		---	(1,692,000)
Acquisition of Highland Pointe		(3,420,000)	---
Acquisition of Regency North		(515,000)	---
Insurance proceeds received from escrow for investment property		---	582,000
Net cash used in investing activities		(5,508,000)	(5,418,000)
Cash flows from financing activities:
Principal payments on mortgage notes payable		(525,000)	(12,326,000)
Proceeds from mortgage notes		---	22,365,000
Loan fees paid		(16,000)	(328,000)
Net cash received due to refinance of investment property		2,507,000	---
Issuance of common stock		112,000	---
Purchase of treasury stock		(157,000)	---
Distributions paid to shareholders		(1,459,000)	---
Net cash provided by financing activities		404,000	9,711,000
Net increase (decrease) in cash		(2,933,000)	6,461,000
Cash and cash equivalents, beginning of year		8,470,000	2,009,000
Cash and cash equivalents, end of year		$5,537,000	8,470,000
Supplemental disclosure of cash flow information -
Cash paid during the year for interest (includes interest paid for		$3,358,000	2,481,000
discontinued operations in 2007 and 2006)
Supplemental disclosure of non-cash investing and financing activities:
Highland Pointe assets acquired		$16,250,000	---
Highland Pointe mortgage notes payable and other liabilities assumed		$12,830,000	---
Regency North assets acquired		$6,316,000
Regency North mortgage notes payable and other liabilities assumed		$5,813,000
Mortgage debt extinguished with refinancings		$17,850,000	---
Mortgage notes resulting from refinancings		$21,070,000	---
Funds escrowed from Arbor Gate sale used to finance acquisition of Northtown and Valley Forge	$	---	2,745,000
Arbor Gate renovations financed with accounts payable	$	---	1,302,000
Arbor Gate renovations paid from insurance escrow account	$	---	1,391,000
Waverly mortgage paid from insurance escrow account	$	---	4,187,000
Note payable assumed by third party in satisfaction of note receivable	$	---	4,091,000

See accompanying notes to consolidated financial statements.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

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

Pursuant to MOLP's limited partnership agreement, MOLP may issue limited partnership operating units (and corresponding limited partnership interests) in return for cash or other property that is contributed to MOLP.  Holders of MOLP limited partnership operating units may redeem the units (and corresponding limited partnership interests) in return for the issuance of the Trust's common stock or cash, at the Trust's election, after a one (1) year holding period. At December 31, 2007, the Trust owned approximately 94.25% of the limited partnership interests in MOLP and minority holders of MOLP owned 85,072 limited partnership operating units, or approximately 5.75% of MOLP. The 85,072 limited partnership operating units were issued in connection with the acquisition of the Terrace Apartments in April 2004, the acquisition of the Bicycle Club Apartments in July 2005, and the acquisition of Regency North Apartments in November 2007.

On October 15, 2007, the Board of Trustees of the Trust approved a stock repurchase program authorizing the Trust to purchase up to 100,000 shares of the Trust’s common stock, par value $1.00. Through December 31, 2007, the Trust had purchased 15,274 shares totaling $157,000.

 (b)         Description of Business
The Trust invests in income-producing real properties. At December 31, 2007, the Trust’s portfolio is comprised of the following properties:

(Remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

				Percentage of
			Date	revenues
Name	Type	Location	Acquired	2007	2006

Barrington Hills Apartments	232 unit apartment complex	Little Rock, AR	November 2001	11	17

Bicycle Club Apartments	312 unit apartment complex	Kansas City, MO	July 2005	19	25

Chalet Apartments (1)	234 unit apartment complex	Topeka, KS	September 2001	14	18

Forest Park/Valley Forge Apts.(2)	198 unit apartment complex	Kansas City, MO	August 2000	10	10

Highland Pointe Apartments	232 unit apartment complex	Yukon, OK	January 2007	16	---

King’s Court/Terrace Apts. (3)	166 unit apartment complex	Olathe, KS	August 2001	9	13

Northtown Business Center	240,000 sq. ft. commercial bldg., 12.44 acres	North Kansas City, MO	August 2006	11	4

Regency North Apartments	180 unit apartment complex	Kansas City, MO	November 2007	1	---

The Landings Apartments	154 unit apartment complex	Little Rock, AR	September 2001	9	13

Waverly Apartments (4)	128 unit apartment complex	Bay Saint Louis, MS	September 2004	---	---
				100	100
(1) Chalet I & II Apartments were merged into one subsidiary on September 27, 2007.
(2)  Forest Park Apartments and Valley Forge Apartments are operated as one entity (Forest Park/Valley Forge).
(3) King’s Court Apartments and Terrace Apartments are operated as one entity (King’s Court/Terrace).
(4) Waverly Apartments is classified as a discontinued operation.

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

(b) Cash and Cash Equivalents
Cash and cash equivalents include all cash and highly liquid investments purchased with maturities of three months or less.  Cash and cash equivalents consist of the Company’s bank deposits and short-term investment certificates acquired subject to repurchase agreements, and the Company’s deposits in a money market mutual fund.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(c)         Accounting for Acquisitions
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

Management of the Trust reviews the carrying value of intangible assets for impairment on an annual basis.

In accordance with SFAS No. 141, the Trust has determined the fair value of acquired in-place leases, which consist of the following:

	December 31, 2007	December 31, 2006
In-place leases, net of accumulated amortization of
$316,000 and $33,000, respectively	$396,000	346,000
Total in-place leases, net	$396,000	346,000

In-place leases, net at December 31, 2007 relate to the Northtown Business Center, Highland Pointe Apartments and Regency North Apartments acquisitions. At December 31, 2006 in-place leases relate to the Northtown Business Center and the Bicycle Club Apartments.

Amortization expense for intangible assets totaled $316,000 and $131,000 for the years ending December 31, 2007 and 2006, respectively. The weighted average amortization period of intangible assets at December 31, 2007 is four years. Amortization expense for in-place leases is expected to be $210,000 for 2008, and $40,000 per year for years 2009 through 2013.

(d) Deferred Expenses
Deferred expenses consist of financing costs which are amortized over the term of the respective debt.

(e) Revenues
Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the lease term. Included in other revenues are non-rental income items such as

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

application fees and late fees, which are recognized as revenue as received. Bad debt expenses are charged to rental revenues.

(f)   Taxes
The Trust has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, Sections 856-860. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to shareholders.  The Trust intends to continue to qualify as a REIT and to the extent it generates taxable income will distribute substantially all of its taxable income to its shareholders.  Due to the fact that the Trust has generated net losses, the dividends distributed in 2007 were classified as return of capital or nontaxable dividends to the shareholders.  There is no provision for income taxes  reflected in the consolidated financial statements.

The Trust has federal net operating loss carry-forwards of approximately $3,059,000 and $2,147,000 at December 31, 2007 and 2006, for tax purposes which will expire in various amounts from 2018 through 2024.

(g)         Earnings Per Share and Distributions Per Share
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

(h)         Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the accompanying Condensed Consolidated Financial Statements. The most significant assumptions and estimates relate to revenue recognition, depreciable lives of investment property, capital expenditures, properties held for sale, and the valuation of investment property. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

(i)    Classification of Properties

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
Years ended December 31, 2007 and 2006

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

(j)    Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurement. FAS 157 is effective for us on January 1, 2008 and will be applied prospectively. The provisions of FAS 157 are not expected to have a material impact on our condensed consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Establishing the Fair Value Option for Financial Assets and Liabilities, to permit all entities to choose to elect to measure eligible financial instruments at fair value.  SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 159, unless it chooses early adoption. Management is currently evaluating the impact of SFAS No. 159 on its condensed consolidated financial statements.

In December 2007, the FASB issued Statement No. 160 (FAS 160), "Noncontrolling Interest in Consolidated Financial Statements-an amendment to ARB No. 51," which requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity. FAS 160 is effective for our year beginning January 1, 2009, and will require retroactive adoption of the presentation and disclosure requirements for existing minority interests. We are currently reviewing the applicability of FAS 160 to our operations and its potential impact on our consolidated financial statements.

In December 2007, the FASB revised Statement No. 141 and issued Statement No. 141R (FAS 141R), “Business Combinations Revised 141”, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  FAS 141R is effective for our year beginning January 1, 2009. We are currently reviewing the applicability of FAS 141R to our operations and its potential impact on our consolidated financial statements.

(remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(3)         Mortgage Notes and Note Payable
Mortgage notes and note payable consist of the following:
	2007	2006
Forest Park mortgage note, monthly principal and
interest payments of $13,000, with interest fixed at
5.29%, maturing September 1, 2015.	$2,326,000	2,360,000
Valley Forge mortgage note, monthly interest only
payments of $8,000, with interest fixed at
5.690%, maturing on December 1, 2015.	1,715,000	1,715,000
Terrace mortgage note, monthly principal and interest
payments of $11,000 with interest fixed at 6.87%,
maturing February 1, 2009.	1,536,000	1,568,000
King’s Court/Terrace mortgage note, monthly principal
and interest payments of $14,000, with a variable interest
rate of LIBOR plus 2.16% (5.91% at December 31, 2007,
maximum 5.91%), maturing on May 1, 2009.	2,230,000	2,262,000
Northtown Business Center note, monthly principal and
interest payments of $21,000, with interest fixed at 6.87%,
maturing September 1, 2016.	3,107,000	3,139,000
Chalet mortgage notes, monthly principal and interest
payments of $47,000, with interest fixed at 5.79%, maturing
October 1, 2017.	8,054,000	5,225,000
The Landings mortgage note, monthly principal and
interest payments of $38,000, with interest fixed at
6.19%, maturing on September 1, 2016.	6,163,000	6,228,000
Barrington Hills mortgage note, monthly principal and
interest payments of $37,000, with interest fixed at
6.035% through 2009, maturing on July 1, 2029.	5,309,000	5,425,000
Bicycle Club mortgage note, monthly principal and
interest payments of $69,000, with a fixed interest
rate of 6.19%, maturing on September 1, 2016.	11,094,000	11,210,000
Highland Pointe mortgage note, monthly interest only
payments of $63,000 due from April 1, 2007
through March 1, 2009 at a fixed rate of 5.67%,
maturing on February 28, 2017.	13,000,000	---
Regency North mortgage note, monthly principal and interest
Payments of $38,000 with a fixed interest rate of
7.22%, maturing on January 1, 2011.	4,808,000	---
	$59,342,000	39,132,000

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
Years ended December 31, 2007 and 2006

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

The Highland Pointe mortgage note of $12,700,000 was refinanced by NorthMarq Capital, Inc. on February 2, 2007 and is secured by the property, Highland Pointe Apartments, an assignment of rents, and a security agreement. The mortgage note has an outstanding balance of $13,000,000 at December 31, 2007, with monthly interest only payments due from April 1, 2007 through March 1, 2009, at a fixed rate of 5.67%. Beginning April 1, 2009 through the maturity date, monthly principal and interest payments of $75,200 are due. The mortgage note matures on February 28, 2017, with an extension period of 12 months at a variable interest rate.

On September 14, 2007, the Chalet mortgage note was refinanced by NorthMarq Capital, Inc. and Freddie Mac and is secured by a mortgage on Chalet Apartments, an assignment of rents, and a security agreement. The mortgage note has an outstanding balance of $8,054,000 at December 31, 2007 with monthly principal and interest payments of $47,000 at a fixed interest rate of 5.79%. The mortgage note matures on October 1, 2017 with an extension period of 12 months at a variable interest rate.

In connection with the acquisition of Regency North on November 30, 2007, the Trust assumed the mortgage loan from the seller with an outstanding principal balance of $4,815,000. The mortgage loan, which matures on January 1, 2011, bears interest at a fixed rate of 7.22% and requires monthly payments of approximately $37,700. In connection with the loan assumption, the Trust is required to make monthly deposits of $14,500 into a replacement reserve account to fund necessary capital improvements.

The Chalet, Landings, Barrington, and Regency North mortgage notes, secured by the respective properties, require either a capital improvement reserve or a replacement reserve.

The ACI mortgage was assumed by an unrelated third party on December 8, 2006. (See Note 5)

The following is a summary of scheduled debt maturities:

Year		Amount
2008		2,224,000
2009		2,933,000
2010		5,419,000
2011		834,000
2012		882,000
Thereafter		47,050,000
	Total	$59,342,000

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(4)   Rental Revenues Under Operating Leases

Minimum future rental revenues under non-cancelable operating leases greater than one year in effect as of December 31, 2007 are as follows:

Year		Total
2008		867,000
2009		889,000
2010		900,000
2011		820,000
2012		342,000
	Total	$3,818,000

In addition, certain lease agreements require tenant participation in certain operating expenses. Tenant participation in expenses included in other revenues approximated $374,000 for the year ended December 31, 2007.

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
Years ended December 31, 2007 and 2006

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

On December 8, 2006, the Lender consented to (i) the transfer of the interest of ACI Financing in the ACI Building to FOR 1031 and (ii) FOR 1031’s assumption of ACI Financing’s obligations under ACI Financing’s existing loan from the Lender secured by the ACI Building (the “Lender’s Consent”). As a result of the Lender’s Consent, on December 8, 2006, ACI Financing and the Trust, the limited guarantor, instructed the title company to cancel the Promissory Note and reconvey the Deed of Trust to FOR 1031. Also, in connection to the Lender’s Consent, the Wrap Around Loan Documents were terminated, except the indemnity agreement.

Based upon the lender’s consent to the transfer and assumption of the loan by FOR 1031, the Trust recognized the deferred gain at the time of the transfer which totaled $741,000. This amount was recognized as income from discontinued operations at December 31, 2006.

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

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

Legal Proceedings

The Trust is a plaintiff in certain legal actions. It is our opinion, based on advice of legal counsel, that the outcome of these actions will not have a material adverse effect on our consolidated financial position or operations. Please refer to Part I, Item 3, of the 10-KSB report for a description of certain pending legal proceedings.

(6)         Related Party Transactions

Maxus Properties, Inc., an affiliate of the Trust through common ownership, manages the Trust’s properties. The Trust paid Maxus property management fees (including fees related to discontinued operations) of $528,000 and $402,000 for the years ended December 31, 2007 and 2006, respectively. Management fees are determined pursuant to management agreements between the Trust and Maxus that provide for fees calculated as a percentage of monthly gross receipts (as defined) from the properties’ operations and reimbursement of payroll related costs. At December 31, 2007 and 2006, the properties pay a management fee between 3% and 5% of receipts. At December 31, 2007, and 2006, $142,000 and $104,000, respectively, was payable to Maxus for accrued payroll, and direct expense reimbursement and $251,000 and $93,000 respectively, was payable for accrued management fees.

Certain Maxus employees are located at the Trust’s properties and perform leasing, maintenance, office management, and other related services for these properties. The Trust recognized $1,602,000 and $1,096,000 of payroll costs in 2007 and 2006 respectively, that have been reimbursed to Maxus Properties, Inc.

The Trust incurs costs relating to the potential acquisition of existing operating communities which the Trust refers to as pursuit costs. To the extent that these costs are identifiable with a specific property and would be capitalized if the property were already acquired, the costs are accumulated by project and capitalized in the Investment Asset section of the balance sheet. If these conditions are not met, the costs are expensed as incurred.  In January 2007, the Trust’s Audit Committee approved $107,750 in fees for administrative services provided by Maxus. The fees were incurred primarily for refinancings undertaken and acquisitions made in 2006. The refinancing fees of $50,000 have been deferred and are being amortized over the term of the debt. The acquisition fees were expensed as general and administrative expenses in 2006.  Capitalized costs include but are not limited to earnest money, option fees, environmental reports, traffic reports, surveys, photos, blueprints, direct and incremental personnel costs and legal costs. Upon acquisition, these costs are included in the basis of the acquired property. On October 15, 2007 the Trust’s Audit Committee approved $25,000 in fees for the services provided by Maxus in regards to the refinancing of Chalet’s debt.

On November 30, 2007 the Trust acquired Regency North through a merger between a wholly-owned subsidiary of MOLP, Regency North Acquisition, LLC,  and Regency North Associates, L.P. (“Regency LP”), a Missouri limited partnership.  David L. Johnson, the Trust’s Chairman, President, Chief Executive Officer and a Trustee of the Trust, and the beneficial owner of more than 10% of the Trust’s issued and outstanding common stock, is the principal beneficial owner and President of KelCor, Inc., the general partner of Regency LP, which has a 5% interest in Regency LP. Mr. Johnson, together with his wife, also jointly owns approximately 85% of Bond Purchase, L.L.C., a 28.2057% limited partner in Regency LP. Bond Purchase received approximately 36,833 operating units of MOLP  valued at approximately $552,000 at the time, based on a $15 per unit value of the MOLP operating units, in connection with the consummation of the merger transaction.  John W. Alvey, Treasurer and Principal Financial Officer of the Registrant is an executive officer of KelCor, Inc., the general partner of Regency LP, and a minority beneficial owner and executive officer of Bond Purchase, L.L.C.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

The Trust (i) has transferred operating cash of approximately $351,000 as of March 3, 2008 in a checking account with First Missouri National Bank (“First Missouri”) and (ii) deposited cash in a money market account at First Missouri in the amount of $1,719,000 and (iii) holds a certificate of deposit in the approximate amount of $304,000 with First Missouri.  In connection with these deposits, MOLP has obtained a $2,000,000 deposit insurance policy from Kansas Bankers Surety insuring these deposits, in addition to the $100,000 of deposit insurance provided by the Federal Deposit Insurance Corporation.  David L. Johnson, the Trust’s Chairman, President, Chief Executive Officer and a Trustee of the Trust and the beneficial owner of more than 10% of the Trust’s issued and outstanding common stock purchased approximately   5% of First Missouri’s outstanding common stock on or about October 31, 2007 and has an agreement to purchase an additional 5% of First Missouri's outstanding common stock, subject to regulatory approval.  Mr. Johnson is also an advisor to First Missouri’s Board of Directors. Jose Evans, a Trustee of the Registrant, also purchased approximately 5% of First Missouri’s outstanding common stock on or about October 31, 2007 and has an agreement to purchase an additional 5% of First Missouri's outstanding common stock, subject to regulatory approval.  The Trust’s operating cash is held in a non-interest bearing account, however, the interest on the money market account is a variable rate equal to 3.25% and the June, 2008 CD is a fixed rate of 5% per annum, both of which management believes is a market rate.  The amount of interest earned on these monies was less than $25,000 at First Missouri through December 31, 2007.

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

The estimated fair value of debt is determined based on rates currently available to the Trust for debt with similar terms and remaining maturities. The carrying amount and estimated fair value of the Trust’s debt at December 31, 2007 and 2006 are summarized as follows:

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	amount	Fair value	amount	fair value
Fixed rate notes	$57,112,000	58,963,000	36,870,000	37,498,000
Floating rate notes	2,230,000	2,230,000	2,262,000	2,262,000

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
Years ended December 31, 2007 and 2006

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

On January 11, 2007, a wholly owned subsidiary of the Trust, Highland Pointe Acquisition, L.L.C., purchased approximately 14 acres of land and a 232-unit multifamily housing apartment complex located in Yukon, Oklahoma. The Trust paid cash of $3,420,000 and assumed a mortgage of $12,700,000 along with certain other liabilities. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$6,000
In-place leases	192,000
Investment property	15,354,000
Land	698,000
Total	$16,250,000

Current liabilities	$130,000
Mortgage note payable (2)	12,700,000
Total liabilities assumed	12,830,000
Net assets acquired	$3,420,000

(2) Highland Pointe’s mortgage was refinanced by NorthMarq Capital Bank on February 2, 2007. (See Note 3)

On November 30, 2007 the Trust through one of its wholly-owned subsidiaries of its operating limited partnership, MOLP, acquired Regency North Apartments (“Regency North”), a 180-unit apartment complex located in Kansas City, MO. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$180,000
In-place leases	173,000
Investment property	5,974,000
Total assets acquired	$6,327,000

Current liabilities	$431,000
Mortgage note payable	4,815,000
Total liabilities assumed	5,246,000
Net assets acquired	$1,081,000

Regency North’s monthly mortgage payments of principal and interest are $37,700, with a fixed interest rate of 7.22%. The debt obligation matures on January 1, 2011. The mortgage note payable includes a debt premium balance of $351,000. The total consideration paid for the property was $1,081,000. In connection with the merger, the Trust issued 37,733 MOLP limited partnership operating units valued at $566,000 and made cash payments totaling $515,000.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(9)     Conditional Asset Retirement Obligations

The Trust has recorded asset retirement obligations in accordance with SFAS No. 143 for the year ended 2006. At December 31, 2007 however, the accretion to the asset retirement obligation was immaterial to the Trust’s total liabilities reported at year end.  The asset retirement obligation is included in other liabilities in the consolidated balance sheet.

(10)     Discontinued Operations/Involuntary Conversions

The Trust has reclassified its Consolidated Balance Sheet as of December 31, 2006 and has presented its Consolidated Statement of Operations for the year ended December 31, 2007 and 2006 to reflect discontinued operations of the Arbor Gate Apartments, (“Arbor Gate”) and the Waverly Apartments, (“Waverly”).

The Board decided the need to sell the properties in May 2006 after careful consideration of the devastating effects of Hurricane Katrina both to the properties and to the regional economy. As a result of Hurricane Katrina, the Waverly Apartments were completely destroyed and remain uninhabitable.  On July 21, 2006, Arbor Gate Acquisition, L.L.C., completed the sale of its multi-family unit apartment complex, Arbor Gate Apartments for a cash price of $6,100,000, adjusted for standard prorations from an unrelated third party.  At closing, the existing mortgage loan on Arbor Gate in the approximate amount of $3,100,000 was satisfied and a brokerage fee of 2.5% and other prorated items and expenses were paid, resulting in net cash proceeds to the Trust of approximately $2,700,000. The proceeds from the sale of Arbor Gate were used for the acquisition of two properties, Northtown Business Center and Valley Forge Apartments. The Trust elected to structure the acquisition of Northtown Business Center and Valley Forge Apartments as a like-kind exchange using the Arbor Gate sale proceeds in accordance with §1031 of the Internal Revenue Code.  Therefore, the tax gain derived from the sale of Arbor Gate is expected to be deferred indefinitely.

The following table represents the gain from the sale of Arbor Gate:

Arbor Gate sale price	$6,100,000
Less commissions & other closing costs	(173,000)
Net sale price	$5,927,000
Less net book value	(4,525,000)
Gain on disposition	$1,402,000

The Waverly property’s net book value at December 31, 2007 is $128,000.

(remainder of page left blank intentionally)

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

Condensed financial information for Arbor Gate and Waverly are as follows:

DISCONTINUED OPERATIONS
(ARBOR GATE AND WAVERLY)
BALANCE SHEET

Assets	Dec. 31, 2007
Investment property
Land	$128,000
Assets of discontinued operations - property held for sale	$128,000
Liabilities:
Account payable, prepaid rent and accrued expenses	$178,000
Real estate taxes payable	41,000
Liabilities of discontinued operations - property held for sale	$219,000

DISCONTINUED OPERATIONS
 (ARBOR GATE AND WAVERLY)
STATEMENTS OF OPERATIONS

		Dec. 31,	Dec. 31,
		2007	2006
Total revenues	$	---	405,000
Operating expenses		49,000	354,000
Net operating income (loss)		(49,000)	51,000
Interest income		---	32,000
Interest expense		---	(260,000)
Insurance recoveries in excess of cost		---	871,000
Net income (loss) before sale		(49,000)	694,000
Gain on sale of Arbor Gate		---	1,402,000
Income (loss) from discontinued operations - ACI		---	741,000
Income (loss) from discontinued operations		$(49,000)	2,837,000

On August 29, 2005, Arbor Gate and Waverly sustained extensive damages caused by Hurricane Katrina. The rehabilitation of Arbor Gate due to the damages was ongoing at December 31, 2005 and was completed during the year ended December 31, 2006. Waverly has not been rehabilitated. Both properties were insured for property damage resulting from Hurricane Katrina.

As of the date of the hurricane, the estimated total net book value of the assets destroyed at Arbor Gate and Waverly was $6,159,000. An insurance receivable for this amount was recorded during 2005 due to expected recovery from the insurance carriers. During the year ended December 31, 2005, the Trust received a total of $5,600,000 from the insurance carriers resulting in a receivable at December 31, 2005 of approximately $560,000. During the year end December 31, 2006, the Trust received additional sums totaling approximately $1,430,000. Amounts received in excess of the recorded receivable were recognized as a gain of approximately $871,000 after the Trust determined there were no remaining contingencies on recoveries received. Of the total amount of insurance recoveries received to date, approximately $344,000 was paid by the excess property carrier. The recovery from the excess property carrier represents the undisputed portion of the Trust’s claim.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

The Trust is still seeking additional amounts from the excess property carrier and has filed a lawsuit in regard to this matter as described below.

The Trust has had various discussions with its excess property insurance carrier, RSUI Indemnity Company (“RSUI”) concerning amounts the Trust believes it is owed pursuant to its insurance policy. The Trust has reached settlements with its flood and primary wind carrier for the amounts described in the preceding paragraph. However, because management and RSUI have failed to reach an agreement regarding the scope of damages and the associated costs specifically related to the insurance claims filed on behalf of Waverly, the Trust filed a lawsuit on September 7, 2006 against RSUI in the United States District Court for the Western District of Missouri. The lawsuit alleges breach of contract and vexatious refusal by RSUI for its failure to fulfill its indemnity obligations under the commercial property insurance policy issued to the Trust by RSUI covering Waverly Apartments. The Trust intends to vigorously pursue this matter.  At this date, the amount of any additional recovery and the ultimate resolution of this matter cannot be estimated.

(11)     Segment Reporting

The Trust has adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report information about operating segments in financial statements, as well as related disclosures about products and services, geographic areas, and major customers.

With the acquisition of Northtown Business Center, a multi-tenant warehouse/manufacturing facility located in North Kansas City, Missouri, the Trust has two reportable operating segments—apartments and a commercial building.  The Trust’s management evaluates the performance of each segment based on profit or loss from continuing operations.  The accounting policies of the segments are the same as those of the Trust.

Following is information for each segment for the years ended December 31, 2007 and December 31, 2006:

December 31, 2007:
		Income (Loss)		Depreciation
	Total	Continuing	Capital	and	Interest	Discontinued
	Revenue	Operations	Expenditures(1)	Amortization	Expense	Operations	Assets(2)
Apartments	$10,373,000	(1,448,000)	1,513,000	3,009,000	3,124,000	(49,000)	69,041,000
Commercial Bldg.	1,227,000	262,000	60,000	165,000	220,000	---	3,529,000
Parent & Other	---	(383,000)	---	---	---	---	8,486,000
Subtotal	11,600,000	(1,569,000)	1,573,000	3,174,000	3,344,000	(49,000)	72,570,000
Minority interest	---	91,000	---	---	---	(3,000)
Total	$11,600,000	(1,478,000)	1,573,000	3,174,000	3,344,000	(46,000)	72,570,000

December 31, 2006:
		Income (Loss)		Depreciation
	Total	Continuing	Capital	and	Interest	Discontinued
	Revenue	Operations	Expenditures(1)	Amortization	Expense	Operations	Assets(2)
Apartments	$7,882,000	(421,000)	1,091,000	2,025,000	2,543,000	2,096,000	40,370,000
Commercial Bldg.	326,000	45,000	10,000	68,000	75,000	---	5,250,000
Parent & Other*	---	(248,000)	---	---	---	741,000	8,486,000
Subtotal	8,208,000	(624,000)	1,101,000	2,093,000	2,618,000	2,837,000	54,106,000
Minority interest	---	20,000	---	---	---	(93,000)
Total	$8,208,000	(604,000)	1,101,000	2,093,000	2,618,000	2,744,000	54,106,000
*  Other is the ACI Building.
 (1) Cash spent on capital improvements.
(2)  The assets do not include assets from discontinued operations.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(12)     Shareholders’ Equity

On October 15, 2007, the Board of Trustees of the Trust approved a stock repurchase program authorizing the Trust to purchase up to 100,000 shares of the Trust’s common stock, par value $1.00.  Pursuant to the repurchase program, the Trust has authorized a broker to make purchases on the open market from time to time based on market conditions, subject to the broker complying with the safe harbor rules under SEC Rule 10b-18, which place restrictions on the timing of purchases and the number of shares that can be purchased each day to avoid market manipulation. The repurchase program does not require the Trust to repurchase any specific number of shares and may be modified, suspended, or terminated by the Board of Trustees at any time without prior notice. The Trust intends to finance repurchases under the program through available cash. As of December 31, 2007, the Trust has purchased 15,274 shares totaling $157,000.

On December 12, 2007, the Trust received notice from the Nasdaq Stock Market that the Trust’s application for transfer of its common stock listing to the Nasdaq Capital Market was accepted. The listing became effective as of December 14, 2007.  The Trust’s application to transfer its listing was in response to a notice from NASDAQ, as reported in the Trust’s Form 8-K filed November 28, 2007, that the Trust no longer complied with the $10 million minimum stockholders’ equity requirement for inclusion on the Nasdaq Global Market. The Trust believes it will continue to meet the criteria for listing on the Nasdaq Capital Market.

(13)              Supplementary Quarterly Data (Unaudited)

	March 31	June 30	September 30	December 31

2007:
Total revenues	$2,804,000	2,882,000	2,886,000	3,028,000
Loss from continuing operations	(370,000)	(319,000)	(725,000)	(64,000)
Loss from discontinued operations	(15,000)	(51,000)	(16,000)	36,000
Net income (loss)	$(385,000)	(370,000)	(741,000)	(28,000)

Loss per share from
continuing operations	$(.26)	(.23)	(.51)	(.05)
Income (loss) per share from
discontinued operations	(.01)	(.04)	(.01)	.03
Total income (loss) per share	$(.27)	(.27)	(.52)	(.02)

2006:
Total revenues		$2,001,000	1,982,000	1,997,000	2,228,000
Loss from continuing operations		(10,000)	(218,000)	(205,000)	(172,000)
Income from discontinued operations		45,000	126,000	1,179,000	1,395,000
Net income (loss)		$35,000	(92,000)	974,000	1,223,000

Loss per share from
continuing operations	$	---	(0.16)	(0.15)	(0.12)
Income (loss) per share from
discontinued operations		0.03	(0.09)	.84	1.00
Total loss per share		$0.03	(0.07)	.69	0.88

The information above correctly presents revenues and income (loss) from continuing and discontinued operations from the Trust’s 2007 Form 10-QSB filings. However, certain reclassifications occurred during 2006, and as a result, the Trust revised its 2005 and first quarter 2006 presentation of the discontinued operation.

MAXUS REALTY TRUST, INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007 and 2006

(14)     Subsequent Events (unaudited)

From the stock repurchase program, the Trust has repurchased shares from December 31, 2007 through February 25, 2008 of 2,045 shares totaling $ 20,547.

On February 25, 2008, the Board of Trustees approved the payment of a quarterly cash dividend of $.20 per share to the holders of record on March 6, 2008 of the Registrant’s $1.00 par value, common stock.  The Board anticipates that the dividend will be paid on or about March 21, 2008.

Regarding the litigation of Maxus Realty Trust, Inc. v. FF Park Lane Associates, L.P., et al, on November 4, 2005, the Trust filed a lawsuit in the Circuit Court of Clay County, Missouri, Case No. CV105-010030 against FF Park Lane Associates, L.P., a Texas limited partnership ("Seller") and its general partner GAF Park Lane, Inc. (the "Defendants") for breach of contract and fraud in connection with a dispute between the Trust and Seller.  The dispute related to a purchase agreement between the Trust and Seller pursuant to which the Trust agreed to purchase an apartment complex.  The Trust believed Seller failed to provide certain due diligence to the Trust and requested Seller to agree to a reduced purchase price, which Seller refused.  The Trust requested that the court (i) order the Defendants to specifically perform the Purchase Agreement by conveying the Property to the Trust and (ii) award the Trust its damages, primarily $570,000 in actual damages, as well as punitive damages, attorneys' fees and expenses.

Seller filed a motion to dismiss based on a lack of personal jurisdiction, which was briefed and argued on April 26, 2006. On May 15, 2006, the court denied Seller's motion to dismiss. On June 9, 2006, Seller filed its answer and counterclaim, alleging that the Trust breached the Purchase Agreement by not closing the transaction. Seller requested as damages the $100,000 earnest money deposit made by the Trust and attorneys' fees and costs. Trial to the court was held on July 18, 2007.

On February 15, 2008, the judge ruled in favor of Seller, FF Park Lane, granting Seller judgment for damages equal to (i) the earnest money deposit of $100,000 plus accrued interest, (ii) Seller’s attorney fees in the amount of $52,860 through the completion of trial and (iii) the costs of the lawsuit. The Trust does not anticipate appealing this ruling.

TRUSTEES AND OFFICERS

Board of Trustees:

Kevan Acord	Sole shareholder, Kevan Acord, P.A.

Jose Evans	President and sole owner of Assured Quality Title Company

Christopher Garlich	Executive Vice President and member of Bancorp Services, L.L.C.

David L. Johnson	Chairman of the Board, President and Chief Executive Officer of
Maxus Realty Trust, Inc. Founder and Chairman of Maxus
Properties, Inc. (“Maxus”). Maxus specializes in commercial
property management for affiliated owners.

W. Robert Kohorst	President, founding shareholder and majority owner of Everest
Properties II, LLC

Monte McDowell	President, Chief Executive Officer and principal shareholder of
McDowell Holdings, Inc.

Danley K. Sheldon	President/CEO of Sheldon Advisors, LLC, formed to provide business brokerage services as well as organizational development consulting;
President, co-founder, and member of Sheldon Enterprises, LLC that is involved with the development and operation of a casual dining restaurant concept.

Officers:

David L. Johnson	Chairman of the Board, President and Chief Executive Officer

John W. Alvey	Treasurer and Principal Financial Officer

DeAnn M. Totta	Principal Accounting Officer and Corporate Secretary

Michael P. McRobert	Vice President

SHAREHOLDER INFORMATION

Transfer Agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
www.amstock.com

Legal Counsel:

Polsinelli Shalton Flanigan Suelthaus PC
Kansas City, Missouri

Independent Registered Public Accounting Firm:

Moore Stephens Frost Financial Group
Little Rock, Arkansas 72201

The following information is available to shareholders without charge upon written request to Diana Graves-Six, Maxus Realty Trust, Inc., 104 Armour Road, North Kansas City, Missouri 64116:

Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. Form 10-KSB is available in April.

Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission. Forms 10-QSB are available in May, August and November.

Maxus Realty Trust, Inc. Second Amended Optional Stock Dividend Plan and Enrollment Card.

Code of Conduct.

Audit Committee Charter.

                                 INVESTMENT PROPERTIES

BARRINGTON HILLS APARTMENTS	BICYCLE CLUB APARTMENTS
LITTLE ROCK, ARKANSAS	KANSAS CITY, MISSOURI

CHALET I & II APARTMENTS	FOREST PARK/VALLEY FORGE APARTMENTS
TOPEKA, KANSAS	KANSAS CITY, MISSOURI

HIGHLAND POINTE APARTMENTS	KING’S COURT/TERRACE APARTMENTS
YUKON, OKLAHOMA	OLATHE, KANSAS

THE LANDINGS AT ROCK CREEK APARTMENTS	NORTHTOWN BUSINESS CENTER
LITTLE ROCK, ARKANSAS	NORTH KANSAS CITY, MISSOURI

REGENCY NORTH APARTMENTS	WAVERLY APARTMENTS
KANSAS CITY, MISSOURI	BAY SAINT LOUIS, MISSISSIPPI

                                 MAXUS REALTY TRUST, INC.
                                    104 ARMOUR ROAD
                              NORTH KANSAS CITY, MISSOURI 64116

P.O. Box 34729, North Kansas City, Missouri 64116